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INDEX TO FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on June 25, 2014

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

WOODSIDE HOMES, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	1531 (Primary Standard Industrial Classification Code Number)	46-4957135 (I.R.S. Employer Identification Number)

39 East Eagleridge Drive, Suite 102
North Salt Lake City, Utah 84054
(801) 299-6700
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Joel Shine
Chief Executive Officer
Woodside Homes, Inc.
39 East Eagleridge Drive, Suite 102
North Salt Lake City, Utah 84054
(801) 299-6700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copies to:
Deborah J. Conrad, Esq. Milbank, Tweed, Hadley & McCloy LLP 601 South Figueroa Street, 30th Floor Los Angeles, California 90017 (213) 892-4000	Marisa D. Stavenas, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)

Class A Common Stock, par value $0.01 per share	$200,000,000	$25,760

(1)
Estimated solely for the purpose of calculating amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes            shares of Class A Common Stock which the underwriters have the right to purchase to cover over-allotments, if any.

(3)
Calculated pursuant to Rule 457(o) under the Securities Act based on the proposed maximum offering price.

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 25, 2014

Woodside Homes, Inc.

CLASS A COMMON STOCK

         We are selling         shares of our Class A Common Stock and the selling stockholders named in this prospectus are selling              shares of our Class A Common Stock. We will not receive any proceeds from the sale of shares of our Class A Common Stock by the selling stockholders, including any shares of our Class A Common Stock sold by the selling stockholders in connection with the exercise of the underwriters' option to purchase additional shares of our Class A Common Stock. This is our initial public offering and no public market exists for our Class A Common Stock. The initial public offering price of the Class A Common Stock is expected to be between $         and $         per share.

         We will be a holding company and our sole asset will be approximately         % of the aggregate membership interests of Woodside Homes Company, LLC, which we refer to in this prospectus as "Woodside LLC." Immediately following this offering, the holders of our Class A Common Stock will collectively own 100% of the economic interests of Woodside Homes, Inc., which we refer to in this prospectus as "Woodside Inc.," and have         % of the voting power of Woodside Inc. The holders of our Class B Common Stock will have the remaining         % of the voting power of Woodside Inc.

         Prior to this offering, there has been no market for our Class A Common Stock. We have applied to list the Class A Common Stock on the New York Stock Exchange under the symbol "WDS." We intend to use $              million of the net proceeds from this offering (or $              million if the underwriters exercise their over-allotment option in full) to acquire newly-issued membership interests in Woodside LLC and the remainder of the net proceeds to purchase membership interests in Woodside LLC from certain of its existing owners.

         The underwriters have an option to purchase an aggregate maximum of                           additional shares of our Class A Common Stock from us and the selling stockholders, including                            additional shares of our Class A Common Stock from us and                           additional shares of our Class A Common Stock from the selling stockholders.

         We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 and will therefore be eligible for reduced reporting requirements. See "Prospectus Summary—Emerging Growth Company Status."

         Investing in our Class A Common Stock involves risks. See "Risk Factors" beginning on page 29.

	Price to Public	Underwriting Discounts and Commissions (1)	Proceeds to Issuer	Proceeds to Selling Stockholders
Per Share
Total

(1)
We have agreed to reimburse the underwriters for certain FINRA-related expenses in connection with this offering. See "Underwriting."

         Delivery of the shares of the Class A Common Stock will be made on or about                  , 2014.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	J.P. Morgan	Deutsche Bank Securities
Zelman Partners LLC

FBR	JMP Securities	Moelis & Company

The date of this prospectus is                  , 2014.

        You should rely only on the information contained in this document or to which we have referred you. We, the selling stockholders and the underwriters have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Market and Industry Data

        We use market data and industry forecasts and projections throughout this prospectus, and in particular in the sections entitled "Prospectus Summary," "Market Overview" in Appendix A hereto and "Description of Our Business." We have obtained certain of this information from a market study prepared for us in connection with this offering by John Burns Real Estate Consulting, LLC, or JBREC, an independent research provider and consulting firm. We have paid JBREC a fee of $72,000 for that market study, plus an amount charged at an hourly rate for additional information we may require from JBREC from time to time in connection with that market study. Such information is included in this prospectus in reliance on JBREC's authority as an expert on such matters. Any forecasts prepared by JBREC are based on data (including third-party data), significant assumptions, proprietary methodologies and the experience and judgment of JBREC. See "Market Overview—Use of Estimates and Forward-Looking Statements" in Appendix A hereto and "Experts." In addition, certain market and industry data has been taken from publicly available industry publications. We have not independently verified the data obtained from these sources, and we cannot assure you of the accuracy or completeness of the data. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus. See "Cautionary Statement Concerning Forward-Looking Statements."

Basis of Presentation and Defined Terms

        In this prospectus, unless otherwise stated or the context otherwise requires, the "Company," "we," "our," and "us" refer (1) subsequent to the consummation of this offering and the reorganization transactions described under "The Reorganization of Our Corporate Structure," including the purchase by Woodside Inc. of limited liability company interests in Woodside LLC with a portion of the net proceeds from this offering and the purchase by Woodside Inc. of limited liability company interests in Woodside LLC from certain of Woodside LLC's existing owners with the remaining net proceeds from this offering (referred to in this prospectus as the "Offering and Reorganization Transactions"), to Woodside Homes Inc., a Delaware corporation, and its consolidated subsidiaries and (2) prior to the consummation of the Offering and Reorganization Transactions, to Woodside Homes Company, LLC, a Delaware limited liability company, and its consolidated subsidiaries. See "The Reorganization of Our Corporate Structure."

        References to "LLC Units" in this prospectus are to limited liability company interests in Woodside LLC. When we present certain information regarding Class A Common Stock ownership thresholds of our Principal Equityholders, such thresholds are determined assuming each LLC Unit (together with each share of our Class B Common Stock) held by such holder was exchanged for Class A Common Stock pursuant to the terms of the exchange agreement that Woodside Inc. and Woodside LLC will enter into in connection with the Offering and Reorganization Transactions, which we refer to in this prospectus as an "as-exchanged basis." When we present information on a "pro forma" basis, such information gives pro forma effect to the Offering and Reorganization Transactions and related matters in the manner described in this prospectus under "Unaudited Pro Forma Consolidated Financial Information."

        Woodside Inc. is a newly formed entity with no operations. Unless otherwise indicated, the financial information in this prospectus represents the historical financial information of Woodside LLC. Following the consummation of the Offering and Reorganization Transactions, Woodside Inc. will be a holding company and its sole asset will be an equity interest in Woodside LLC. The financial results of Woodside LLC and its consolidated subsidiaries will be consolidated in our financial statements after this offering.

i

 PROSPECTUS SUMMARY

        This summary highlights the information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. For a more complete understanding of this offering, we encourage you to carefully read this entire prospectus.

        Our seven primary markets are California—Central Valley, California—Inland Empire, California—Sacramento, Las Vegas, Phoenix, Salt Lake City and San Antonio. Some of the data included in this prospectus related to our markets is generally presented by the counties located within our markets and some is generally presented by the metropolitan statistical areas (or MSAs) related to our markets. Our markets include the following counties and MSAs:

  •
  Our California—Central Valley market consists of the greater Fresno, California area, including Fresno, Kern, Kings and Tulare Counties and the Bakersfield, Fresno, Hanford-Corcoran and Visalia-Porterville MSAs;

  •
  Our California—Inland Empire market consists of the greater Riverside, California area, including Riverside and San Bernardino Counties and the Riverside-San Bernardino MSA;

  •
  Our California—Sacramento market consists of the greater Sacramento, California area, including Placer, Sacramento, San Joaquin, Stanislaus, Sutter, Yolo and Yuba Counties and the Sacramento, Stockton, and Yuba-Sutter MSAs;

  •
  Our Las Vegas market consists of the greater Las Vegas, Nevada area, including Clark County and the Las Vegas MSA;

  •
  Our Phoenix market consists of the greater Phoenix, Arizona area, including Maricopa and Pinal Counties and the Phoenix MSA;

  •
  Our Salt Lake City market consists of the greater Salt Lake City, Utah area, including Davis, Salt Lake, Summit, Utah and Weber Counties and the Odgen-Clearfield, Provo-Orem, and Salt Lake City MSAs; and

  •
  Our San Antonio market consists of the greater San Antonio, Texas area, including Bexar and Kendall Counties and the San Antonio MSA.

 Our Company

        Woodside Homes is one of the largest Western U.S. regional homebuilders. Headquartered in North Salt Lake, Utah, we develop, design, build, market and sell single-family homes across seven primary markets in Arizona, California, Nevada, Texas and Utah, as detailed above, and we maintain strong market positions within each of these seven markets. Based on MetroStudy data, we believe we hold top ten market share positions within four of our markets (California—Central Valley, California—Inland Empire, California—Sacramento and Salt Lake City) and top 25 market share positions within our other three markets (Las Vegas, Phoenix, and San Antonio), based on home closings for the twelve months ended March 31, 2014. We build and sell homes across a diverse range of product lines at a variety of price points, with an emphasis on sales to move-up and entry-level homebuyers. We believe executing our established operating model in markets exhibiting strong homebuilding fundamentals provides a significant opportunity for revenue growth and enhanced profitability.

        Our Company has a legacy of more than 35 years of homebuilding operations, over which time we have sold over 40,000 homes. At the beginning of 2010, we put in place a new and highly experienced senior management team, led by our Chairman and Chief Executive Officer Joel Shine. Our senior management team repositioned the Company and implemented operating strategies to allow us to capitalize on the ongoing recovery in our markets. Our repositioning consisted of right-sizing our operations, reducing our geographic footprint to our current Western U.S. markets and bolstering our land positions. In addition, we strengthened our land acquisition and development criteria and processes as well as our transparency and accountability to our stakeholders. These improvements have helped us achieve significant operating momentum since the beginning of 2012.

        We believe our operational excellence distinguishes us from other homebuilders, as evidenced by our profitability in each of our last nine quarters and our gross margin and homebuilding gross margin that have placed us among the top quartile of public homebuilders for the trailing twelve months (based on the last quarter reported), based on data from public filings. During the three months ended March 31, 2014, we closed 300 homes at an average sales price of $315,000, representing an 8.7% and a 14.8% increase, respectively, over the same metrics for the three months ended March 31, 2013. In 2013, we closed 1,507 homes at an average sales price of $290,700, representing a 17.9% and 18.2% increase, respectively, over the same metrics in 2012. In addition, homebuilding revenue increased 24.8% to $94.5 million and net income increased 149.9% to $11.4 million for the three months ended March 31, 2014 compared to the prior year period, and homebuilding revenue increased 39.4% to $438.1 million and net income increased 81.2% to $32.1 million for the year ended December 31, 2013 compared to the prior year. As of March 31, 2014, we had a backlog of 420 homes sold but not closed with an associated sales value of $130.2 million and a substantial land supply in our markets of 9,634 lots owned and controlled through option or purchase agreements. Our current land position represents approximately a six-year supply of lots based upon our home closings during the twelve-month period ended March 31, 2014.

Industry Overview

        The U.S. housing market continues to improve from the cyclical low points reached during the 2007 - 2009 national recession and the extended housing correction. Between the 2005 market peak and 2011, new single-family home sales declined 76%, according to data compiled by the U.S. Census Bureau (the "Census Bureau"), and single-family home prices declined 33%, as measured by the S&P/Case-Shiller U.S. National Home Price Index. In 2011, some U.S. markets showed early indications of recovery as a result of an improving macroeconomic backdrop and strong housing affordability compared to historical data. The recovery gained momentum in 2012 and the housing markets in more regions of the country benefitted from declining inventory, stable to increasing home prices and rising demand.

        In the first half of 2013, home sales and prices rose dramatically in many metropolitan areas, as very low resale home inventory drove consumers to new home communities that could supply new construction. In the second half of 2013, the housing market cooled somewhat as potential buyers considered the impacts of higher home prices and mortgage rates. Despite this recent slowing in sales activity, JBREC's outlook remains positive, with expectations of more moderate and sustainable growth ahead.

        Strong housing markets have historically been associated with favorable affordability, a healthy domestic economy, positive demographic trends such as population growth and household formation, low or falling mortgage rates, increases in renters that qualify as homebuyers and locally based dynamics such as higher housing demand relative to housing supply. Most markets across the United States are experiencing a number of these positive trends. Relative to long-term historical averages, data compiled by the U.S. Bureau of Labor Statistics (the "BLS") and the Census Bureau show that the U.S. economy is creating more jobs than homebuilding permits issued and that the inventory of resale and new unsold homes is low. Affordability conditions remain attractive, but have moderated from recent peak levels, as measured by the ratio of average homeownership costs to median household income, due to rising prices and mortgage rates.

        Despite recent momentum, the U.S. housing market has not fully recovered from the 2007 - 2009 recession as consumer confidence remains below average levels, mortgage underwriting standards have tightened, and the number of delinquent mortgages remains elevated relative to historical averages. Additionally, real estate is a local industry and not all markets exhibit the same trends.

        The following table provides a summary of actual economic data and forecasts and estimates for the fourteen metropolitan statistical areas, or MSAs, (determined based on data compiled by the U.S. Census Bureau) included in our seven markets based on the most recent data available as of February 2014.

			Twelve months ended November 30, 2013
	Forecasted 2014 Home Value Appreciation(1)	Forecasted 2015 Home Value Appreciation(1)
Market			Job Growth	YOY % Growth	Total Homebuilding Permits	YOY % Growth	Job Growth / Permit Ratio	Months of Resale Supply(2)
California—Central Valley
Bakersfield	8.2%	6.3%	4,300	1.7%	2,337	19.4%	1.8	2.2
Fresno	4.3%	2.5%	1,000	0.3%	2,103	11.9%	0.5	1.5
Hanford-Corcoran	4.8%	3.3%	1,100	3.1%	215	(38.4)%	5.1	4.4
Visalia-Porterville	7.3%	5.6%	(800)	(0.7)%	700	(20.1)%	(1.1)	2.3
California—Inland Empire
Riverside-San Bernardino	7.0%	4.4%	10,500	0.9%	8,262	45.2%	1.3	3.4
California—Sacramento
Sacramento	6.7%	4.8%	12,400	1.5%	4,324	37.5%	2.9	1.4
Stockton	7.1%	4.1%	4,800	2.5%	1,167	15.9%	4.1	1.3
Yuba-Sutter	6.8%	4.1%	2,000	5.3%	183	1.1%	10.9	1.8
Las Vegas
Las Vegas	9.6%	6.9%	20,300	2.4%	8,695	17.4%	2.3	4.3
Phoenix
Phoenix	5.1%	4.0%	41,600	2.3%	17,094	17.4%	2.4	2.9
Salt Lake City
Ogden-Clearfield	N/A (3)	N/A (3)	6,100	3.0%	2,279	(16.3)%	2.7	N/A	(3)
Provo-Orem	4.3%	3.1%	7,600	3.8%	3,148	29.4%	2.4	N/A	(3)
Salt Lake City	3.5%	2.3%	14,700	2.2%	5,249	44.1%	2.8	N/A	(3)
San Antonio
San Antonio	4.6%	3.5%	10,800	1.2%	7,917	(0.6)%	1.4	4.0

Woodside Markets Average/Total	6.1%	4.2%	136,400	1.8%	63,673	13.8%	2.8	2.7
United States	5.5%	4.3%	2,293,000	1.7%	958,000	18.0%	2.3	5.1

(1)
This information is contained in the market study provided to us by JBREC and is based upon various assumptions and forward-looking estimates. Actual results may differ materially from this forecast. See "Market Overview" in Appendix A hereto.

(2)
JBREC estimated months of supply as of December 31, 2013.

(3)
Data not available.

Our Competitive Strengths

Established operating platform evidenced by strong earnings momentum and operating margins

        We have a lean yet scalable operating platform with a focus on operational efficiencies and the delivery of high quality homes to our home buyers. Even as a private company, we have emphasized adhering to the governance principles of a public company while at the same time embracing a combination of entrepreneurial drive, creativity and nimbleness to maximize long-term value for our stakeholders.

        The implementation and successful execution of our operating strategies, coupled with positive trends in our markets, have resulted in significant positive operating momentum. Our homebuilding gross margin and adjusted homebuilding gross margin percentages, which were 27.0% and 30.7%, respectively, for the three months ended March 31, 2014 and 22.6% and 26.3%, respectively, for all of

2013 increased 670 basis points and 630 basis points, respectively, compared to the three months ended March 31, 2013 and 360 basis points and 340 basis points, respectively, compared to 2012. Notably, in 2013 and for the first quarter of 2014, we achieved strong homebuilding gross margins regardless of the vintage of the land underlying our home closings. Our average homebuilding gross margins on homes closed from land purchased pre-2010 and post-2010 were 29.0% and 26.0%, respectively, for the three months ended March 31, 2014 and 22.9% and 22.3%, respectively, for the year ended December 31, 2013 based on current carrying value (which in the case of pre-2010 land was adjusted to fair value as of December 31, 2009). The difference between our average homebuilding gross margins on homes closed from land purchased pre-2010 compared to land purchased post-2010 increased in the three months ended March 31, 2014 compared to the difference for the year ended December 31, 2013 as a result of a change in the overall mix of our active selling communities with pre-2010 land in the three months ended March 31, 2014, in part due to the closing during the year ended December 31, 2013 of 20 pre-2010 communities that, as a whole, had lower average homebuilding gross margins than the remaining 17 active selling communities with pre-2010 land for the three months ended March 31, 2014. As of March 31, 2014, our pre-2010 land inventory consisted of 862 lots with a book value of $48.4 million and our post-2010 inventory consisted of 5,294 lots with a book value of $364.1 million. Additionally, our pre-tax income, adjusted for debt extinguishment costs, as a percentage of total revenues was 12.4% for the three months ended March 31, 2014 and 10.6% for the year ended December 31, 2013.

        Our scalable platform, among other factors, has allowed us to capitalize on market conditions and improve our margins while increasing homes closed during the three months ended March 31, 2014 and the year ended December 31, 2013 as compared to prior year periods and increasing home sales per average active selling community during the year ended December 31, 2013. Homes closed totaled 300 for the three months ended March 31, 2014 and 1,507 for the year ended December 31, 2013, an 8.7% and 17.9% increase, respectively, over the three months ended March 31, 2013 and the year ended December 31, 2012. Our sales per average active selling community averaged 2.3 and 3.3 per month for the three months ended March 31, 2014 and the year ended December 31, 2013, respectively, a 45.2% decrease compared to the three months ended March 31, 2013 and a 17.9% increase compared to the year ended December 31, 2012, respectively. Nonetheless, the homebuilding industry is subject to significant volatility that can be difficult to predict and we will face challenges in maintaining our operational performance.

Improvement in homebuilding gross margin percentage	1Q14 closings and gross margin composition by lot acquisition date

(1) The carrying value of pre-2010 land was adjusted to fair value as of December 31, 2009.

Improvement in homebuilding gross margin percentage	2013 closings and gross margin composition by lot acquisition date

(1) The carrying value of pre-2010 land was adjusted to fair value as of December 31, 2009.

High quality, well-located land portfolio

        We believe we benefit from a sizeable, high quality and well-located land portfolio. As of March 31, 2014, we owned 6,156 lots and controlled an additional 3,478 lots through option or purchase agreements, representing approximately six years of total land supply based upon our 1,531 home closings for the twelve months ended March 31, 2014. We maintain a highly disciplined approach to sourcing and underwriting land acquisitions, focusing on land acquisition opportunities that we believe benefit from their proximity to job centers, easily accessible transportation arteries, desirable school districts and local amenities such as restaurants, grocery stores and retail shops.

        Our lot supply reflects our balanced approach to land investment. We have a diverse mix of readily deployable land assets and longer-term, strategic holdings to drive future community count. Our right-sized, yet meaningful supply of owned lots allows us to be selective and maintain our discipline in identifying new land acquisition opportunities and favorably positions us against potential near-term land shortages in our markets. Going forward, we will seek to maintain at least a three-year supply of owned lots and control an additional one to two years of lots. Our current years of land supply complements our efficient operations and does not overburden us with potentially higher risk, very long-dated land holdings. However, the competition for land can be intense and there can be no assurance that we will be able to continue to obtain attractive land parcels on terms that meet our investment criteria.

Owned and controlled lots

Leading presence in high-growth Western U.S. markets

        In 2010, we began the strategic realignment and focus of our geographic footprint to the Western U.S. We correctly believed the Western U.S. housing market would be a significant beneficiary of the housing recovery. We are benefiting from positive momentum in housing demand drivers across our markets, including positive population and employment growth trends, general housing affordability and desirable lifestyle and weather characteristics. The five states in which we operate are forecasted to have average annual population growth of 1.4% as compared to a national rate of 0.9% between 2010 and 2030, according to the U.S. Census Bureau. The tables below illustrate, for the MSAs within our markets and for the U.S. average, projected growth in employment and single family permits and historical appreciation in home values. However, there can be no assurance that the projected growth in employment, single family permits or home values in our markets will be achieved in future periods.

Attractive expected employment growth (2014E -2016E Compound Annual Growth Rate)	Attractive expected single-family permit growth (2014E -2016E Compound Annual Growth Rate)

Source: BLS Wage & Salary; JBREC forecasts.	Source: Census Bureau; JBREC forecasts.

Significant growth in home values (Represents LTM 11/30/13—Burns Home Value Index™)

Source: JBREC. Developed by JBREC, the Burns Home Value Index provides an estimate of home value trends in MSAs, based on an "electronic appraisal" of every home in a market rather than just actual transactions.

        The table below presents for the MSAs within the Company's markets the number of average active selling communities for the three months ended March 31, 2014 and for each of the years ended December 31, 2013 and 2012, as well as the the number of active and inactive communities, lots owned and average number of lots per community as of March 31, 2014 and as of December 31, 2013 and 2012.

	Average Active Selling Communities
				Active and Inactive Communities						Average Lots Per Active and Inactive Community
	For the Three Months Ended March 31,						Lots Owned
		For the Year Ended December 31,		As of March 31,	As of December 31,		As of March 31,	As of December 31,		As of March 31,	As of December 31,
	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012
California—Central Valley
Bakersfield	—	0.5	—	2	1	1	285	1	37	143	1	37
Fresno	4.0	2.8	1.8	4	4	6	314	326	506	79	82	84
Hanford-Corcoran	1.0	0.4	—	3	3	1	172	180	37	57	60	37
Visalia-Porterville	3.7	3.1	5.0	6	5	6	505	262	357	84	52	60

California—Central Valley Total	8.7	6.8	6.8	15	13	14	1,276	769	937	85	59	67
California—Inland Empire
Riverside-San Bernardino	7.0	6.1	6.8	13	14	10	683	696	670	53	50	67
California—Sacramento
Sacramento	3.0	3.1	4.0	5	5	5	128	147	219	26	29	44
Stockton	4.0	2.3	3.6	7	6	5	423	392	282	60	65	56
Yuba-Sutter	1.0	1.0	1.0	1	1	1	49	59	87	49	59	87

California—Sacramento Total	8.0	6.4	8.6	13	12	11	600	598	588	46	50	53
Las Vegas
Las Vegas	4.3	5.3	6.5	17	13	11	1,156	731	307	68	56	28
Phoenix
Phoenix	7.3	3.8	3.8	14	13	13	1,025	970	1,087	73	75	84
Salt Lake City
Ogden-Clearfield	6.0	5.5	4.3	6	6	6	359	399	562	60	67	94
Provo-Orem	1.0	0.2	—	4	3	—	881	840	—	220	280	—
Salt Lake City	1.0	0.8	—	2	2	2	87	90	80	44	45	40

Salt Lake City Total	8.0	6.4	4.3	12	11	8	1,327	1,329	642	111	121	80
San Antonio
San Antonio	4.7	4.3	6.1	7	8	11	89	96	148	13	12	13

Total	48.0	39.0	42.8	91	84	78	6,156	5,189	4,379	68	62	56

        Based on MetroStudy data, we believe we hold top ten market share positions within four of our markets (California—Central Valley, California—Inland Empire, California—Sacramento and Salt Lake City) and top 25 market share positions within our other three markets (Las Vegas, Phoenix and San Antonio), based on home closings for the twelve months ended March 31, 2014. We believe our scale of operations within our markets allows us better access to skilled subcontractors and suppliers and to capitalize on land acquisition opportunities due to our strong relationships with local land sellers, developers, and brokers. These competitive advantages have been developed through our working relationships that have spanned numerous economic and building cycles during our over 35 year history. Nevertheless, despite our strong presence in the Western U.S., we may be at a competitive disadvantage compared to certain of our national competitors whose operations are more geographically diversified than ours, as these competitors may be better able to withstand future regional downturns in the housing market.

Experienced management and Board of Directors with a proven track record of creating shareholder value

        We benefit from a strong and experienced senior management team, averaging approximately 27 years in the homebuilding industry. Our senior management team is headed by Joel Shine, Chairman and Chief Executive Officer. Mr. Shine has over 31 years of industry experience and joined Woodside LLC in an advisory capacity in 2008 and began serving as Chairman and Chief Executive Officer in January 2010. Rick Robideau, our Chief Financial Officer, has over 21 years of industry experience. Jay Moss, our Chief Marketing Officer, has over 40 years of homebuilding experience. Our senior management team is supported by seven division presidents with local market expertise and an average industry experience exceeding 20 years. Since our current management team began operating the Company in 2010, we have gone from a net loss of $1.7 million in 2010 to net income of $32.1 million in 2013.

        Our management team is complemented by our experienced Board of Directors, which has been instrumental in providing multiple points of reference on a broad range of operational, financial and marketing decisions. Of our seven member board, four have over 15 years of homebuilding experience, and David Barclay and David Keller have both held senior leadership positions at publicly traded homebuilders.

Strong balance sheet with significant liquidity and access to growth capital

        We believe we are well positioned with a strong balance sheet and significant liquidity with which to support our operations and the growth of our business. As of March 31, 2014, on a pro forma basis as discussed under "—Summary Historical and Unaudited Pro Forma Consolidated Financial and Other Data," we would have had $         million in unrestricted cash, total debt of $         million, and a total debt to total book capitalization ratio of        %. In addition, we have no outstanding long-term debt maturing before 2021.

        Our balance sheet strength and access to capital are illustrated by our ability, as a private company, to obtain an unsecured revolving credit facility in January 2014, which was amended in March 2014 to increase the borrowing capacity thereunder to $40.0 million, subject to a borrowing base, and by our issuance of $270.0 million of senior unsecured notes at an interest rate of 6.75% in August 2013 and April 2014. We will further enhance our capital structure and liquidity with our initial public offering. Going forward, we plan to maintain prudent leverage levels and adequate liquidity so we can selectively take advantage of attractive acquisition and development opportunities. However, there can be no assurance that we will be able to capitalize on acquisition and development opportunities or that we will be able to access debt and/or equity capital to fund our liquidity needs or facilitate our growth strategy on favorable terms, or at all.

Our Business Strategies

Drive revenue growth by opening new communities and selectively pursuing acquisition opportunities within our existing regional footprint

        We have a diverse and extensive land supply of both readily deployable and longer-term strategic land holdings in our seven markets. We intend to capitalize on our owned and controlled land supply and we own substantially all of the land on which we currently expect to close homes during 2014 and

2015. We anticipate having 51 active selling communities on average in 2014, which would represent a 31% increase from the 39 average active selling communities we had in 2013. We can provide no assurance, however, that we will be able to achieve this level of average active selling communities for the year ending December 31, 2014.

        Given the positive economic trends that are forecasted for our markets, we expect a significant portion of our near and long-term growth to be derived from expansion in our existing markets. We believe that increasing our size and share within our markets will also allow us to enhance profitability by achieving and exploiting economies of scale. While we expect to remain focused on growth within our existing market footprint, we may explore expansion into additional Western U.S. markets if the right opportunity were to present itself.

Remain focused on delivering an outstanding home buying and home owning experience

        We employ a "client-first," customer-centric strategy which prioritizes customer satisfaction through award-winning designs and the utmost dedication to customer service. We have been recognized as a leader in customer service and design by numerous third parties, including designations in 2013 as among the top 10 most trusted homebuilders in America by Lifestory Research and in 2012 as Developer of the Year by Builder and Developer magazine.

        Our approach to customer service and product offerings was developed after extensive research and is predicated upon several key strategies. As a result, we continually refine our product designs and focus on providing value and differentiating our product instead of competing strictly based on the price of our homes. Our ability to differentiate our product and ultimately drive sales pace and pricing is directly related to the strength of our designs and the breadth of our personalization process.

        We also understand that the home personalization process can sometimes be intimidating and even stressful for homebuyers. To help make design decisions easier, in most of our communities we create interactive buyer selection displays in our onsite sales offices known as "Inspiration Walls." Our "Inspiration Walls" present a matrix of design selections based on general style preferences that buyers can use to individualize homes without the need to go to an offsite design center. These displays of pre-designed, pre-priced options and upgrades give our buyers a high level of freedom of choice coupled with a process that guides and simplifies their decision-making process. Additionally, we recognize that many of our customers prefer products that are environmentally friendly and energy efficient. As a result, all of our new homes are thoughtfully planned to integrate green features including efficient insulation, heating, cooling and plumbing systems, programmable thermostats and low-VOC paint, finishes and carpeting. We believe our "Design-Build-Live" approach to design and personalization distinguishes us from our competitors and provides our customers with a positive home design and purchasing experience by allowing for both simplicity and customization of design that fit their individual lifestyles and tastes.

Emphasis on product and buyer diversification

        We offer a broad range of single-family detached and attached homes. Prior to making land purchases, we strive to match product and price points to buyer demand in our markets. Our products are differentiated by size, design, quality of living space, features and amenities in order to serve the specific needs of customers in our markets, with an emphasis on sales to move-up and entry-level homebuyers, who we believe to be underserved to varying degrees in all of our markets based on current levels of housing supply. We believe that our diversified product strategy and pricing enable us to best serve multiple customer segments and to quickly adapt to market conditions and consumer preferences.

Three months ended March 31, 2014 average closing price by buyer segment	Three months ended March 31, 2014 home closings by price segment
($ in thousands)

2013 average closing price by buyer segment	2013 home closings by price segment
($ in thousands)

        We continually evaluate opportunities for evolving our product mix within our communities. In our communities scheduled to open in 2014 and 2015, we currently expect to include a higher percentage of offerings targeted to what we believe to be the underserved first move-up and second move-up segments in our markets. We expect this shift in mix to result in an increase in our average closing price as we deliver homes from such communities.

Leverage our land development and land acquisition expertise

        We believe we have a significant competitive advantage in our ability to locate and acquire or control land on favorable terms in our markets. Our ability to identify, acquire and develop land has been critical to our success. As of June 30, 2014, we will have operated for at least ten years within each of our markets and we believe we have established our expertise through the following:

  •
  our professionals have extensive land acquisition and development experience and knowledge;

  •
  our relationships with prominent sellers, land developers, brokers and investors often lead to the first look at new land opportunities and afford us the opportunity to acquire or control high quality land;

  •
  our reputation as a leading homebuilder and developer provides land sellers and brokers with the confidence that we will close a transaction on a timely basis with minimal execution risk; and

  •
  our track record of creatively sourcing, acquiring and executing larger scale developments.

        We opportunistically engage in land development in all of our markets to give us the ability to structure transactions to access a broader range of land sellers. We retained most of our senior land acquisition, entitlement and development personnel through the housing downturn to maintain our development capabilities. Illustrating our expertise, since 2012, the Company has processed over 55 different parcels through various aspects of the entitlement process. These processes ranged from relatively minor items such as processing and recording plats to rezoning parcels and obtaining general plan amendments. Our ability to acquire longer life-cycle land parcels that require development and, in some cases, entitlement work enables us to add value through the development process and an opportunity for enhanced margins. As of March 31, 2014, of our 6,156 total owned lots, 2,213 lots were entitled and finished (including 697 lots with homes completed or under construction), 3,732 lots were in the process of being entitled or under development and 211 lots were held for additional entitlement or development.

        We believe our land portfolio is geographically balanced. During the three months ended March 31, 2014, we acquired 1,219 lots in 20 new or existing communities and during the year ended December 31, 2013, we acquired 2,471 lots in 40 new or existing communities. While the homebuilding industry has recently experienced heavy competition for land, we have been able to acquire land in 2013 and the first quarter of 2014 that meets or exceeds our investment criteria. The table below sets forth the number of lots acquired by us in each of the MSAs within our markets for the three months ended March 31, 2014 and the twelve months ended December 13, 2013 and the owned and controlled (through option or purchase agreements) lot balance as of March 31, 2014 and December 13, 2013.

	Three Months Ended March 31, 2014	As of March 31, 2014		Year Ended December 31, 2013	As of December 31, 2013
Market	Lots Purchased	Owned Lots	Controlled Lots	Lots Purchased	Owned Lots	Controlled Lots
California—Central Valley
Bakersfield	283	285	—	—	1	284
Fresno	—	314	185	—	326	—
Hanford-Corcoran	—	172	—	144	180	—
Visalia-Porterville	262	505	145	—	262	110

California—Central Valley Total	545	1,276	330	144	769	394
California—Inland Empire
Riverside-San Bernardino	40	683	483	332	696	523
California—Sacramento
Sacramento	8	128	517	83	147	517
Stockton	52	423	—	240	392	—
Yuba-Sutter	—	49	—	—	59	—

California—Sacramento Total	60	600	517	323	598	517
Las Vegas
Las Vegas	476	1,156	494	663	731	644
Phoenix
Phoenix	45	1,025	733	68	970	745
Salt Lake City
Ogden-Clearfield	3	359	165	23	399	3
Provo-Orem	41	881	126	840	840	139
Salt Lake City	—	87	61	20	90	—

Salt Lake City Total	44	1,327	352	883	1,329	142
San Antonio
San Antonio	9	89	569	58	96	543

Total	1,219	6,156	3,478	2,471	5,189	3,508

Focus on superior sales training and development

        We focus on our people. We believe we have a superior sales training and strategy that is one of the cornerstones of our success. We endeavor to identify and hire the best talent in the industry. We invest in our sales team with interactive, web-based training and development through what we refer to as the "Woodside Homes University." We hold our sales teams accountable with weekly goal reviews which focus on the specifics required to meet our goals, which include sales absorption, homebuyer conversion rate versus our competition, customer follow-up, sales procedures and customer satisfaction. This detail-oriented training has allowed us to succeed in today's competitive homebuilding environment and comprises many of the elements of our "client-first," customer-centric strategy.

Risks Associated with our Business

        While we have set forth our competitive strengths and our business strategies above, the homebuilding industry is extremely competitive, and we face certain challenges. Therefore, an investment in shares of our Class A Common Stock involves a high degree of risk. The homebuilding industry and demand in our markets are subject to volatility that can be difficult to predict and arises from economic and other factors that are beyond our control. In addition, we may be at a competitive disadvantage compared to certain of our national competitors that have greater revenue and financial resources than we do and whose operations are more geographically diversified than ours, as these competitors may be better able to withstand future regional downturns in the housing market. These factors may give our competitors the ability to adapt to changes in markets more quickly and an advantage in marketing their products, securing materials and labor at lower prices and delivering their homes at more favorable prices.

        Below is a summary of certain key risk factors that you should consider in evaluating an investment in shares of our Class A Common Stock:

  •
  Declines due to macroeconomic and other factors outside our control, such as changes in consumer confidence and increases in unemployment levels;

  •
  Extreme volatility in the homebuilding industry due to its sensitivity to macro, regional and local economic conditions;

  •
  Fluctuations and declines in the market value of land;

  •
  Limitations on the availability and increases in the cost of home mortgage financing;

  •
  Changes in tax laws affecting home ownership;

  •
  Cyclicality of our operating results;

  •
  The availability of suitable land at acceptable prices;

  •
  Our ability to compete with other homebuilders;

  •
  Our limited geographic diversification;

  •
  Our access to, and cost of, raw materials and qualified labor, which may be affected by factors beyond our control;

  •
  Our ability to identify and acquire desirable land parcels;

  •
  Our ability to continue to comply with the covenants in our debt agreements and service our indebtedness;

  •
  The substantial influence of our Principal Equityholders over our business and potential conflicting interests of the Principal Equityholders and other holders of Class A Common Stock; and

  •
  The lack of a public market for our common stock.

This list is not exhaustive. Please read the full discussion of these risks and other risks described under the caption "Risk Factors" beginning on page 29 of this prospectus.

 Our Structure

        Following the consummation of the Offering and Reorganization Transactions, Woodside Inc. will be a holding company and its sole material asset will be a controlling equity interest in Woodside LLC. Woodside Inc. will operate and control all of the business and affairs and consolidate the financial results of Woodside LLC and its subsidiaries. Accordingly, although Woodside Inc. will own a minority economic interest in Woodside LLC following the consummation of the offering, Woodside Inc. will have 100% of the voting power and will control the management of Woodside LLC. Prior to the completion of this offering, Woodside LLC intends to amend and restate its limited liability company agreement to, among other things, designate Woodside Inc. as the sole managing member of Woodside LLC and modify its capital structure by converting the different classes of interests currently held by its existing owners into one class of limited liability company interests, or LLC Units.

        Woodside Inc., Woodside LLC and the existing owners will enter into an exchange agreement under which (subject to the terms of the exchange agreement) the existing owners will have the right to exchange their LLC Units (together with an equal number of shares of our Class B Common Stock owned by the exchanging existing owner) for shares of Woodside Inc.'s Class A Common Stock on a one-for-one basis, subject to customary exchange rate adjustments for stock splits, stock dividends, reclassifications and certain other similar transactions. We expect that future exchanges of LLC Units, as well as the initial purchase with the net proceeds of this offering of LLC Units from certain of our existing owners (as further described below), will result in increases in the tax basis in our share of the tangible and intangible assets of Woodside LLC that otherwise would not have been available. These increases in tax basis may reduce the amount of tax that Woodside Inc. would otherwise be required to pay in the future. We expect that Woodside Inc. and its stockholders will retain 15% of the amount of tax benefits, if any, that Woodside Inc. is deemed to realize and the remaining 85% of the tax benefits, if any, will be paid to the existing owners pursuant to the tax receivable agreement. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

        Woodside Inc. intends to use approximately $         million of the net proceeds from this offering (or $         million if the underwriters exercise their over-allotment option in full) to purchase        newly-issued LLC Units in Woodside LLC and intends to use approximately $         million of the net proceeds from this offering (or $         million if the underwriters exercise their over-allotment option in full) to make an offer to all of the existing owners to purchase an aggregate of              LLC Units (or             LLC Units if the underwriters exercise their overallotment option in full), in each case assuming that shares of Class A Common Stock are sold at the midpoint of the estimated public offering price set forth on the cover of this prospectus, at a price per LLC Unit equal to the price paid by the underwriters for shares of our Class A Common Stock in this offering. In the event that the Company's offer to purchase such LLC Units is oversubscribed, the Company will purchase LLC Units on a pro rata basis from existing owners desiring to sell LLC Units.

        The following chart summarizes our organizational structure following the consummation of the Offering and Reorganization Transactions. This chart is provided for illustrative purposes only.

Existing Owners
Public Shareholders
Oaktree Funds(2)
Class B Shares(1)
• Voting rights only
• % of voting power in Woodside Homes, Inc.(3)
• As LLC Units are exchanged for shares of Class A Common Stock, shares of Class B Common Stock will decrease on a 1-for-1 basis, subject to certain adjustments
Class A Shares(1)
• % of voting power in Woodside Homes, Inc.(3)
• 100% of economic interests in Woodside Homes, Inc.
Woodside Homes, Inc.
LLC Units
• % of the outstanding LLC Units in Woodside Homes Company, LLC(3)
• Not publicly traded
• Economic rights only, subject to certain limited approval rights(4)
• Exchangeable (together with an equal number of shares of Class B Common Stock) on a 1-for-1 basis for shares of Class A Common Stock, subject to certain adjustments
Sole Managing Member and LLC Units
• % of the outstanding LLC Units in Woodside Homes Company, LLC(3)
• Not publicly traded
• Number of LLC Units held equals number of outstanding shares of Class A Common Stock
• 100% of voting power in Woodside Homes Company, LLC
Woodside Homes Company, LLC

(1)
Shares of Class A Common Stock and Class B Common Stock vote as a single class. Each share of our Class A Common Stock and our Class B Common Stock will entitle its holder to one vote.

(2)
As part of the Offering and Reorganization Transactions, three limited liability companies, each of which is wholly owned by funds managed by Oaktree Capital Management, L.P. ("Oaktree") and has elected to be taxed as a corporation for U.S. federal income tax purposes (the "Oaktree Blockers"), will merge with one or more newly formed subsidiaries of Woodside Inc. in transactions intended to qualify as tax-free for U.S. federal income tax purposes (referred to herein as the "Oaktree Blocker mergers"). In the Oaktree Blocker mergers, the Oaktree managed entities that own the Oaktree Blockers will receive solely            shares of Class A Common Stock of Woodside Inc. as consideration in the mergers (or, one share of Class A Common Stock for each LLC Unit owned). In connection with the Oaktree Blocker mergers, we will enter into merger agreements with the funds that own the Oaktree Blockers. Such merger agreements will contain customary representations and warranties and indemnities from such funds, including a representation that, immediately prior to the Oaktree Blocker mergers, the Oaktree Blockers will have no liabilities and no assets other than                         LLC Units and an indemnity with respect to

  such representation. As a result of the Oaktree Blocker mergers, Woodside Inc. will indirectly become the owner of the LLC Units owned by the Oatkree Blockers.

(3)
Assumes no exercise of the underwriters' over-allotment option. If the underwriters exercise their over-allotment option in full, (i) the shares of Class A Common Stock held by public shareholders will constitute        % of the voting power of Woodside Inc., (ii) the shares of Class A Common Stock held directly or indirectly by the Oaktree funds that own the Oaktree Blockers will constitute        % of the voting power of Woodside Inc., (iii) holders of Class B Common Stock will have        % of the voting power of Woodside Inc., (iv) the LLC Units held by the existing owners will constitute        % of the outstanding LLC Units in Woodside LLC, and (v) Woodside Inc. will own        % of the outstanding LLC Units in Woodside LLC.

(4)
Amendments, supplements, waivers and modifications to the limited liability company agreement of Woodside LLC may be made by Woodside Inc. in its sole discretion, provided that any such amendment, supplement, waiver or modification that will adversely affect the rights of the holders of any given class of LLC Units (other than Woodwide Inc.) will require the consent of holders of a majority of the outstanding LLC Units of each such class, other than Woodside Inc., which majority must include (i) each Principal Equityholder that, at the time of such amendment, supplement, waiver or modification, holds LLC Units of any such class and holds a number of LLC Units equal to at least 10% of the number of LLC Units outstanding immediately following the Offering and Reorganization Transactions and (ii) in the case of any amendment, supplement, waiver or modification of the preemptive rights granted to the Principal Equityholders under the limited liability company agreement of Woodside LLC, each Principal Equityholder that is entitled to preemptive rights at the time of such amendment, supplement, waiver or modification. The limited liability company agreement will also provide that no amendment, supplement, waiver or modification may materially, adversely and disproportionately (compared to holders of LLC Units of the same class) affect the rights of a holder of LLC Units without the consent of such holder. See "Certain Relationships and Related Party Transactions—Limited Liability Company Agreement of Woodside Homes Company, LLC."

        See "The Reorganization of Our Corporate Structure," "Certain Relationships and Related Party Transactions" and "Description of Capital Stock" for more information on the exchange agreement and the rights associated with our common stock and the LLC Units of Woodside LLC.

Tax Receivable Agreement

        In connection with the Offering and Reorganization Transactions, Woodside Inc. and Woodside LLC will enter into a tax receivable agreement with the existing owners of Woodside LLC that will provide for the payment by Woodside Inc. to Woodside LLC's existing owners of 85% of the amount of the tax benefits, if any, that Woodside Inc. realizes (or is deemed to realize in the case of an early termination payment by us, a change in control or a breach by us of our material obligations under the tax receivable agreement, as further described elsewhere in this prospectus) as a result of (i) the possible future increases in tax basis resulting from Woodside Inc.'s purchases with a portion of the net proceeds of this offering or exchanges of LLC Units (in the case of exchanges, together with an equal number of shares of Class B Common Stock) and (ii) certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. For further information regarding the tax receivable agreement, see "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

Principal Equityholders

        References to our "Principal Equityholders" in this prospectus are to funds managed by Oaktree (including the funds that own the Oaktree Blockers) and to Stonehill Institutional Partners, L.P. ("Stonehill"). Following the Offering and Reorganization Transactions, our Principal Equityholders will own approximately         % of the combined voting power of our common stock.

        We will enter into stockholders agreements with each of our Principal Equityholders pursuant to which such Principal Equityholders will be entitled to nominate members of our Board of Directors and the committees thereof subject to maintaining certain ownership thresholds. See "Certain Relationships and Related Party Transactions—Stockholders Agreements" and "Management and Directors—Voting Arrangement." Due to their ownership and the terms of the stockholders agreements, our Principal Equityholders will have the power to exercise significant influence over us and our subsidiaries. See "Risks Related to Our Structure and Organization—Our Principal Equityholders have substantial influence over our business, and their interests may differ from our interests or those of our other stockholders."

Emerging Growth Company Status

        We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act (the "JOBS Act"). As an "emerging growth company," we are able to take advantage of specified reduced reporting and other burdens that are otherwise generally applicable to public companies.

        The JOBS Act permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. However, we have elected to "opt out" of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

        In accordance with the JOBS Act, we also elected to provide only two years of audited financial statements and only two years of related "Selected Historical Consolidated Financial and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" disclosure in this prospectus. As a result of these elections, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests.

        Additionally, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies." These provisions include, among other matters:

  •
  the ability to provide fewer years of financial statements and other financial data in an initial public offering registration statement;

  •
  an exemption from the auditor attestation requirement in the assessment of the emerging growth company's internal control over financial reporting;

  •
  the ability to omit the compensation discussion and analysis and reduce compensation disclosure in our periodic reports and proxy statements; and

  •
  no requirement to seek non-binding advisory votes on executive compensation or golden parachute arrangements.

        We intend to take advantage of these exemptions as long as we qualify as an emerging growth company. We will remain an emerging growth company until the earliest of:

  •
  the last day of the fiscal year following the fifth anniversary of the date of this offering;

  •
  the last day of the fiscal year in which we have annual gross revenues of $1.0 billion or more;

  •
  the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; and

  •
  the date on which we are deemed to be a "large accelerated filer," which will occur at such time as we (a) have an aggregate worldwide market value of common equity securities held by non-affiliates of $700 million or more as of the last business day of our most recently completed second fiscal quarter, (b) have been required to file annual and quarterly reports under the Securities Exchange Act of 1934, or the Exchange Act, for a period of at least 12 months, and (c) have filed at least one annual report pursuant to the Exchange Act.

        Accordingly, we could remain an "emerging growth company" until as late as December 31, 2019.

Corporate Information

        The Company's principal executive offices are located at 39 East Eagleridge Drive, Suite 102, North Salt Lake City, Utah 84054 and its telephone number is (801) 299-6700. The Company's website address is www.woodsidehomes.com. Information contained on or accessible through the Company's website is not a part of this prospectus and the inclusion of the website address in this prospectus is an inactive textual reference only. For a discussion of our 2009 bankruptcy proceedings, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—2009 Emergence from Bankruptcy and Wind-Down Operations."

 THE OFFERING

Issuer	Woodside Homes, Inc.
Class A Common Stock Offered by Us	shares
Class A Common Stock Offered by Selling Stockholders	shares
Underwriters' Option to Purchase Additional Shares

We and the selling stockholders have granted the underwriters a 30-day option to purchase up to            additional shares of Class A Common Stock, including            additional shares from us and            additional shares from the selling stockholders, at the initial public offering price less the underwriting discount.

Class A Common Stock to be Outstanding After this Offering

                shares (or            shares if each outstanding LLC Unit together with each share of our Class B Common Stock were exchanged for one share of Class A Common Stock, as described under "The Reorganization of Our Corporate Structure").

Class B Common Stock to be Outstanding After this Offering	shares, which is equal to one share for every LLC Unit owned by an existing owner of Woodside LLC following the consummation of the Offering and Reorganization Transactions.
Voting Power Held by Holders of Class A Common Stock After this Offering

      % (or 100% if each outstanding LLC Unit together with each share of our Class B Common Stock were exchanged for one share of Class A Common Stock, as described under "The Reorganization of Our Corporate Structure").

Voting Power Held by Holders of Class B Common Stock After this Offering

      % (or 0% if each outstanding LLC Unit together with each share of our Class B Common Stock were exchanged for one share of Class A Common Stock, as described under "The Reorganization of Our Corporate Structure").

Exchange

LLC Units may be exchanged (together with an equal number of shares of our Class B Common Stock) at any time, in certain minimum increments, for shares of our Class A Common Stock on a one-for-one equivalent basis, subject to customary exchange rate adjustments for stock splits, stock dividends, reclassifications and certain other similar transactions.

Use of Proceeds

We estimate that the net proceeds from the sale of our Class A Common Stock in this offering, after deducting offering expenses and underwriting discounts and commissions, will be approximately $           million ($          million if the underwriters exercise their over-allotment option in full) based on an assumed initial public offering price of $          per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

Woodside Inc. intends to use $          million of the net proceeds of this offering (or $          million if the underwriters exercise their over-allotment option in full) to acquire newly-issued LLC Units in Woodside LLC. Woodside LLC intends to use such proceeds for growth capital, including the acquisition and development of land, and general corporate purposes.

Woodside Inc. intends to use all of the $          million of remaining net proceeds from this offering (or $          million if the underwriters exercise their over-allotment option in full), to make an offer to all of the existing owners to purchase an aggregate of             LLC Units (or             LLC Units if the underwriters exercise their over-allotment option in full), in each case assuming that shares of Class A Common Stock are sold at the midpoint of the estimated public offering price set forth on the cover of this prospectus, at a per LLC Unit price equal to the price paid by the underwriters for shares of our Class A Common Stock in this offering. Accordingly, we will not retain any of these proceeds. In the event that the Company's offer to purchase such LLC Units is oversubscribed, the Company will purchase LLC Units on a pro rata basis from existing owners desiring to sell LLC Units.

In addition, we will not receive any proceeds from the sale of shares of Class A Common Stock by the selling stockholders, including any shares of Class A Common Stock sold by the selling stockholders in connection with the exercise of the underwriters' option to purchase additional shares of Class A Common Stock.

Voting Rights

Each share of our Class A Common Stock and our Class B Common Stock entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of our Class A Common Stock and Class B Common Stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

After the offering, each existing owner of Woodside LLC will hold one share of Class B Common Stock for each LLC Unit it owns. The shares of Class B Common Stock have no economic rights but entitle the holder to vote on matters presented to stockholders of Woodside Inc. for their vote or approval. See "Description of Capital Stock—Class B Common Stock—Voting Rights."
Dividend Policy

We do not anticipate paying any cash dividends on our common stock following this offering. Any determination to pay dividends to holders of our common stock will be at the discretion of our Board of Directors.

The agreements governing Woodside LLC's outstanding debt restrict the payment of dividends or distributions by Woodside LLC, including to Woodside Inc., and we may be further restricted by other agreements related to indebtedness we incur in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition and Liquidity—Capital Resources."

Directed Share Program

The underwriters have reserved for sale at the initial public offering price up to            shares of Class A Common Stock for directors, officers, employees and other persons associated with us who have expressed an interest in purchasing Class A Common Stock in the offering. See "Underwriting."

NYSE Symbol	WDS.
Risk Factors	See "Risk Factors" and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our Class A Common Stock.

        Except as otherwise indicated, all information in this prospectus:

  •
  assumes no exercise of the underwriters' option to purchase additional shares to cover over-allotments;

  •
  assumes                shares of Class A Common Stock are reserved for issuance upon the exchange of LLC Units held by the existing owners;

  •
  assumes an initial public offering price of $            per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus); and

  •
  does not reflect                shares of our Class A Common Stock that will be reserved for issuance under the Company's 2014 Equity Incentive Plan, including                shares of our Class A Common Stock that will be issued in respect of grants of restricted stock or options to purchase shares of our Class A Common Stock expected to be made to certain of our employees and directors in connection with this offering. See "Executive Compensation—2014 Equity Incentive Plan."

 SUMMARY HISTORICAL AND UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL AND OTHER DATA

        The following summary historical and unaudited pro forma consolidated financial and other data should be read in conjunction with, and are qualified by reference to, "The Reorganization of Our Corporate Structure," "Unaudited Pro Forma Consolidated Financial Information," "Selected Historical Consolidated Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements of Woodside LLC and notes thereto included elsewhere in this prospectus.

        Woodside LLC will be considered Woodside Inc.'s predecessor for accounting purposes, and its consolidated financial statements will be our historical financial statements following this offering. The summary historical consolidated financial data of Woodside LLC presented below as of and for the years ended December 31, 2013 and 2012 have been derived from and should be read together with the audited consolidated financial statements of Woodside LLC and the accompanying notes, which are contained elsewhere in this prospectus.

        The summary historical consolidated financial data of Woodside LLC presented below as of March 31, 2014 and for the three months ended March 31, 2014 and 2013 have been derived from and should be read together with the unaudited condensed consolidated financial statements of Woodside LLC and the accompanying notes, which are contained elsewhere in this prospectus. The results for the interim periods presented are not necessarily indicative of the results to be expected for the full year.

        The summary unaudited pro forma consolidated statement of operations data of Woodside Inc. for the three months ended March 31, 2014 and the year ended December 31, 2013 present our consolidated results of operations giving pro forma effect to the Offering and Reorganization Transactions and the other matters described under "Unaudited Pro Forma Consolidated Financial Information," including the issuance and sale by us of            shares of our Class A Common Stock in this offering at the initial public offering price of $            per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and the application of a portion of the proceeds from the offering to purchase newly-issued LLC Units and the remainder of such proceeds to purchase an aggregate of             LLC Units from certain of our existing owners (at a price per LLC Unit equal to the price paid by the underwriters for shares of our Class A Common Stock in the offering), in each case, as if such transactions had occurred on January 1, 2013 and assuming no exercise of the underwriters' over-allotment option. The summary unaudited pro forma consolidated balance sheet data of Woodside Inc. as of March 31, 2014 presents our consolidated financial position giving pro forma effect to the Offering and Reorganization Transactions and the other matters described under "Unaudited Pro Forma Consolidated Financial Information," including the issuance and sale by us of            shares of our Class A Common Stock in this offering at the initial public offering price of $            per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and the application of a portion of the proceeds from the offering to purchase newly-issued LLC Units and the remainder of such proceeds to purchase an aggregate of                   LLC Units from certain of our existing owners (at a price per LLC Unit equal to the price paid by the underwriters for shares of our Class A Common Stock in the offering), in each case, as if such transactions had occurred on March 31, 2014 and assuming no exercise of the underwriters' over-allotment option.

	Pro Forma (Unaudited)		Historical
			Three Months Ended March 31,
	Three Months Ended March 31, 2014				Year Ended December 31,
		Year Ended December 31, 2013
($ in thousands, except share data)			2014	2013	2013	2012
Statement of Operations Data:
Revenues:
Homebuilding	$	$	$94,487	$75,736	$438,103	$314,216
Land and lot			—	960	3,077	14,840
Other			—	—	—	57

Total revenues			94,487	76,696	441,180	329,113
Cost of revenues:
Homebuilding			68,940	60,329	339,060	254,637
Land and lot			—	872	2,177	14,408
Other			—	—	—	757

Total cost of revenues			68,940	61,201	341,237	269,802
Operating expenses			14,098	10,784	53,190	39,926

Income from operations			11,449	4,711	46,753	19,385
Other income (expense):
Interest income			124	109	485	376
Interest expense(1)			—	(8)	(790)	(2,403)
Loss on early retirement of debt(2)			—	—	(13,451)	—
Other income			99	34	497	524

Net other income (expense)			223	135	(13,259)	(1,503)

Income before income tax expense			11,672	4,846	33,494	17,882
Income tax expense			(302)	(297)	(1,433)	(184)

Net income			$11,370	$4,549	$32,061	$17,698

Less: Net income attributable to non-controlling interests(3)

Net income attributable to Woodside Inc.	$	$

Basic weighted average number of Class A Common Shares outstanding
Basic net income per share applicable to Class A Common Stock	$	$
Diluted weighted average number of Class A Common Shares outstanding
Diluted net income per share applicable to Class A Common Stock	$	$
Net income per class 1 and 2 membership unit, basic and diluted(4)			$0.62	$0.25	$1.74	$0.43
Net income per class A and class B membership unit, basic and diluted(5)			—	—	—	$1.02
Weighted average membership units outstanding — class 1 and class 2, basic and diluted(4)			18,453,357	18,453,357	18,453,357	18,468,286
Weighted average membership units outstanding — class A and class B, basic and diluted(5)			—	—	—	9,500,000

	Pro Forma (Unaudited)				Historical
	Three Months Ended March 31,		Year Ended December 31,		Three Months Ended March 31,		Year Ended December 31,
($ in thousands)	2014		2013		2014	2013	2013	2012
Other Consolidated Financial Information (unaudited):
Homebuilding gross margin					$25,547	$15,407	$99,043	$59,579
Land and lot gross margin					—	88	900	432
Other gross margin					—	—	—	(700)

Consolidated gross margin					$25,547	$15,495	$99,943	$59,311
Consolidated gross margin as a percentage of total revenues					27.0%	20.2%	22.7%	18.0%
Adjusted homebuilding gross margin(6)					$28,973	$18,443	$115,165	$71,903
Adjusted homebuilding gross margin as a percentage of homebuilding revenue(6)					30.7%	24.4%	26.3%	22.9%
Interest incurred					$3,875	$3,430	$14,422	$11,701
Adjusted EBITDA(7)(8)	$		$		$13,782	$6,751	$57,298	$27,272
Adjusted EBITDA as a percentage of total revenues(7)(8)		%		%	14.6%	8.8%	13.0%	8.3%
Pre-tax income, adjusted for debt extinguishment costs(7)(9)	$		$		$11,672	$4,846	$46,945	$17,882
Pre-tax income, adjusted for debt extinguishment costs, as a percentage of total revenues(7)(9)		%		%	12.4%	6.3%	10.6%	5.4%
Percentage of total debt to total book capitalization(10)		%		%	51.9%	41.9%	52.2%	42.5%
Percentage of net debt to net total book capitalization(11)		%		%	47.1%	31.8%	39.6%	18.4%
Operating Data (unaudited):
Average active selling communities					48	34	39	43
Home sales net of cancellations					334	425	1,535	1,450
Monthly average net sales per average active selling community					2.3	4.2	3.3	2.8
Homes closed					300	276	1,507	1,278
Average closing price					$315.0	$274.4	$291	$246
Cancellation rate					13.9%	9.2%	13.7%	15.0%
Backlog at end of period, number of homes(12)					420	507	386	358
Backlog at end of period, aggregate sales value(12)					$130,169	$139,854	$119,980	$94,492

	Pro Forma (Unaudited)(13)	Historical
			As of December 31,
	As of March 31, 2014	As of March 31, 2014
			2013	2012
Balance Sheet Data:
Cash and cash equivalents, excluding restricted cash(14)	$	$39,654	$88,136	$87,145
Inventory		412,418	343,513	206,239
Total assets		500,571	478,994	328,962
Total debt		228,911	220,000	125,218
Total equity		212,504	201,134	169,073

(1)
Pro forma interest expense does not give effect to the issuance of $50.0 million in principal amount of 6.750% Senior Notes due 2021 in April 2014. The incremental interest incurred associated with such notes for the three months ended March 31, 2014 and the year ended December 31, 2013 would have been $0.8 million and $3.4 million, respectively, had such notes been issued at the beginning of the annual period and would have been included in our determination of capitalized interest and interest expense.

(2)
On August 5, 2013, Woodside LLC and Woodside Homes Finance Inc. issued $220.0 million in principal amount of 6.750% Senior Notes due 2021. The Company used $135.0 million of the net proceeds from the offering to purchase in a tender offer Woodside LLC's senior secured notes due December 31, 2017 (the "2017 Notes"), which amount included an early tender payment of $7.3 million. Woodside LLC recorded a loss on early retirement of debt of $13.5 million in costs attributable to the repurchase of the 2017 Notes.

(3)
Represents ownership interests of the members of Woodside LLC (other than Woodside Inc.) in a share of Woodside LLC's net income.

(4)
Class 1 and class 2 Units hold the same rights and interests including, but not limited to, voting rights and rights to share in the profits of Woodside LLC.

(5)
On September 25, 2012, Woodside LLC issued $75.0 million in new equity. As part of the equity offering, the existing 7.5 million class A and 2.0 million class B Units were converted to 9.5 million class 1 Units, and Woodside LLC issued 9.7 million of the available 20.5 million new class 2 Units at $7.75 per unit to certain existing unit holders. The proceeds, net of issuance costs, totaled $71.8 million. In conjunction with the equity offering, Woodside LLC redeemed and retired 0.7 million class 1 Units at $7.75 per unit on September 27, 2012.

(6)
We use Adjusted homebuilding gross margin in this prospectus as an indicator of operating performance and to isolate the impact that the amortization of capitalized interest, impairment losses and selling commissions have on homebuilding gross margin. Adjusted homebuilding gross margin is not a financial measure under GAAP and should not be considered as an alternative to homebuilding gross margin. We use Adjusted homebuilding gross margin to evaluate our operating performance and to make strategic decisions regarding sales price, construction and development pace, product mix and other operating decisions. In addition, we believe that Adjusted homebuilding gross margin is relevant to investors in evaluating our performance because it enables investors to better compare our operating performance to the operating performance of other homebuilders that report similar information. Although other companies in the homebuilding industry report similar information, the calculations thereof may differ. We urge investors to understand the calculations used and adjustments made by other companies in the homebuilding industry presenting adjusted homebuilding gross margin or similar metrics before comparing our measures to those of other companies.

  Homebuilding gross margin before inventory impairment losses included in cost of homebuilding revenues, amortization of capitalized interest included in cost of homebuilding revenues, and selling commissions that are included in cost of homebuilding revenues ("Adjusted homebuilding gross margin") is not a measure prepared in accordance with GAAP. The most direct comparable GAAP financial measure is homebuilding gross margin. A reconciliation of Adjusted homebuilding gross margin to homebuilding gross margin is presented in the following table:

	Historical
	Three Months Ended March 31,		Year Ended December 31,
($ in thousands)	2014	2013	2013	2012
Homebuilding gross margin	$25,547	$15,407	$99,043	$59,579
Inventory impairment losses included in cost of homebuilding revenues	—	—	—	220
Amortization of capitalized interest in cost of homebuilding revenues	1,851	1,750	8,831	6,076
Selling commissions included in cost of homebuilding revenues	1,575	1,286	7,291	6,028

Adjusted homebuilding gross margin	$28,973	$18,443	$115,165	$71,903

Homebuilding revenues	$94,487	$75,736	$438,103	$314,216

Adjusted homebuilding gross margin as a percentage of homebuilding revenues	30.7%	24.4%	26.3%	22.9%
(7)
EBITDA, Adjusted EBITDA and pre-tax income, adjusted for debt extinguishment costs, as presented in this prospectus are supplemental financial measures that are not required by, or presented in accordance with, GAAP. They are not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income, income from operations or any other measure derived in accordance with GAAP.

We believe that EBITDA, Adjusted EBITDA and pre-tax income, adjusted for debt extinguishment costs, provide useful supplemental information regarding our results of operations to investors, lenders, financial analysts and rating agencies since these groups have historically used EBITDA-related measures in our industry, along with other measures, to evaluate the value of a company and to make informed investment decisions. EBITDA, Adjusted EBITDA and pre-tax income, adjusted for debt extinguishment costs, have limitations as analytical tools, and you should not consider EBITDA, Adjusted EBITDA and pre-tax income, adjusted for debt extinguishment costs, either in isolation or as substitutes for analyzing our results as reported under GAAP. Some of these limitations are: (i) these measures do not reflect changes in, or cash requirements for, our working capital needs; (ii) EBITDA and Adjusted EBITDA do not reflect our interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; (iii) these measures do not reflect our income tax expense or the cash requirements to pay our taxes; (iv) EBITDA and Adjusted EBITDA do not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments; (v) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced or require improvements in the future, and EBITDA and Adjusted EBITDA do not reflect any cash capital requirements for such replacements or improvements, and (vi) other companies may calculate EBITDA, Adjusted EBITDA and pre-tax income, adjusted for debt extinguishment costs, measures differently and therefore they may not be comparable.

Because of these limitations, EBITDA, Adjusted EBITDA and pre-tax income, adjusted for debt extinguishment costs, should not be considered as measures of cash available to us to meet our obligations. We have significant uses of cash flows, including interest payments, capital expenditures, taxes and other non-recurring charges, that are not (or not fully) reflected in EBITDA, Adjusted EBITDA and pre-tax income, adjusted for debt extinguishment costs.

(8)
Consolidated earnings before interest expense, amortization of capitalized interest in total cost of revenues, income tax expense, and depreciation and amortization ("EBITDA") and before inventory impairment loss and loss on early retirement of debt ("Adjusted EBITDA") are non-GAAP financial measures. The most directly comparable GAAP financial measure is net income. A reconciliation of EBITDA and Adjusted EBITDA to net income is presented in the following table:

	Pro Forma (Unaudited)				Historical
					Three Months Ended March 31,		Year Ended December 31,
	Three Months Ended March 31, 2014
			Year Ended December 31, 2013
($ in thousands)					2014	2013	2013	2012
Net income	$		$		$11,370	$4,549	$32,061	$17,698
Interest expense(a)					—	8	790	2,403
Amortization of capitalized interest in total cost of revenues					1,851	1,757	8,859	6,257
Income tax expense					302	297	1,433	184
Depreciation and amortization					259	140	704	510

EBITDA	$		$		$13,782	$6,751	$43,847	$27,052
Inventory impairment loss					—	—	—	220
Loss on early retirement of debt					—	—	13,451	—

Adjusted EBITDA	$		$		$13,782	$6,751	$57,298	$27,272

Adjusted EBITDA as a percentage of total revenues		%		%	14.6%	8.8%	13.0%	8.3%

(a)
Pro forma interest expense does not give effect to the issuance of $50.0 million in principal amount of 6.750% Senior Notes due 2021 in April 2014. The incremental interest incurred associated with such notes for the three months ended March 31, 2014 and the year ended December 31, 2013 would have been $0.8 million and $3.4 million, respectively, had such notes been issued at the beginning of the annual period and would have been included in our determination of capitalized interest and interest expense.

(9)
Income before income tax expense ("pre-tax income") and before any debt extinguishment costs ("pre-tax income, adjusted for debt extinguishment costs") is a non-GAAP financial measure. The most directly comparable GAAP financial measure is net income. A reconciliation of pre-tax income, adjusted for debt extinguishment costs, is presented in the following table:

	Pro Forma (Unaudited)				Historical
					Three Months Ended March 31,		Year Ended December 31,
	Three Months Ended March 31, 2014
			Year Ended December 31, 2013
($ in thousands)					2014	2013	2013	2012
Net income	$		$		$11,370	$4,549	$32,061	$17,698
Income tax expense					302	297	1,433	184

Pre-tax income	$		$		11,672	4,846	$33,494	$17,882
Loss on early retirement of debt					—	—	13,451	—

Pre-tax income, adjusted for debt extinguishment costs	$		$		$11,672	$4,846	$46,945	$17,882
Total revenues	$		$		$94,487	$76,696	$441,180	$329,113
Pre-tax income, adjusted for debt extinguishment costs, as a percentage of total revenues		%		%	12.4%	6.3%	10.6%	5.4%

(10)
Total book capitalization means the sum of total debt and total equity.

(11)
We use the ratio of net debt to net total book capitalization in this prospectus as an indicator of overall leverage. Net debt to net total book capitalization is not a financial measure under GAAP and should not be considered an alternative to the ratio of total debt to total book capitalization. We use this measure to evaluate our performance against other companies in the homebuilding industry and believe it is also relevant and useful to investors.

Net debt means total debt less unrestricted cash. Net total book capitalization means total book capitalization less unrestricted cash. Net debt to net total book capitalization, which we calculate by dividing total debt, net of unrestricted cash, by total capital, net of unrestricted cash, is a non-GAAP financial measure. The most directly comparable GAAP financial measure is total debt to total book capitalization. A reconciliation of (i) net debt to net total book capitalization to (ii) total debt to total book capitalization is presented in the following table:

	Pro Forma (Unaudited)		Historical
				As of December 31,
	As of March 31, 2014		As of March 31, 2014
				2013	2012
($ in thousands)
Total debt	$		$228,911	$220,000	$125,218
Total equity			212,504	201,134	169,073

Total book capitalization	$		$441,415	421,134	294,291

Percentage of total debt to total book capitalization		%	51.9%	52.2%	42.5%
Total debt	$		$228,911	$220,000	$125,218
Less: Unrestricted cash			39,654	88,136	87,145

Net debt	$		$189,257	131,864	38,073

Total book capitalization			441,415	421,134	294,291
Less: Unrestricted cash			39,654	88,136	87,145

Net total book capitalization	$		$401,761	$332,998	$207,146

Percentage of net debt to net total book capitalization		%	47.1%	39.6%	18.4%
(12)
Backlog consists of homes sold under pending sales contracts that have not yet closed, some of which are subject to contingencies, including mortgage loan approvals. There can be no assurance that homes sold under pending sales contracts will close. Of the 420 and 507 homes in backlog as of March 31, 2014 and 2013, respectively, 323 and 377 represent homes completed or under construction, respectively, and 97 and 130 represent homes not yet under construction, respectively. Of the 386 and 358 homes in backlog as of December 31, 2013 and 2012, respectively, 309 and 260 represent homes completed or under construction, respectively, and 77 and 98 represent homes not yet under construction, respectively. Backlog figures as of all dates are unaudited.

(13)
Gives pro forma effect to the issuance of $50.0 million in principal amount of 6.750% Senior Notes due 2021 in April 2014.

(14)
We had $0.6 million, $0.3 million and $0.2 million of restricted cash as of March 31, 2014, December 31, 2013 and 2012, respectively.

RISK FACTORS

        An investment in our Class A Common Stock involves a high degree of risk. In addition to the other information in this prospectus, prospective investors should carefully consider the following risks before making an investment in our Class A Common Stock. The risks described in this prospectus are not the only ones we may face. Any of these risks and uncertainties could cause our actual results to differ materially from the results contemplated by the forward-looking statements set forth herein, and could otherwise have a significant adverse impact on our business, prospects, financial condition or results of operations. The trading price of our Class A Common Stock could decline due to any of these risks and uncertainties, and you could lose all or part of your investment.

        Please also read "Cautionary Statement Concerning Forward-Looking Statements" in this prospectus, where we describe additional uncertainties associated with our business and the forward-looking statements included in this prospectus.

 Risks Related to Our Business and Industry

The housing industry has experienced significant downturns and our home sales and operating revenues could decline due to macroeconomic and other factors outside of our control, such as changes in consumer confidence and increases in unemployment levels.

        The U.S. homebuilding industry was negatively impacted by the recent economic downturn and in particular by declining consumer confidence, restrictive mortgage standards and decreased availability of financing, and large supplies of foreclosed resale and new homes, among other factors. When combined with a prolonged economic downturn, high unemployment levels, and uncertainty in the U.S. economy, these conditions contributed to a decreased demand for housing, declining sales prices, and increasing pricing pressures in our markets, particularly in Arizona, California and Nevada. While some of the many negative factors that contributed to the housing downturn began to moderate in 2012 and 2013, we cannot be sure how long or to what extent the housing recovery will continue. In particular, knowledge of the recent downturn, continuing economic uncertainty, volatility and uncertainty in financial, credit and consumer lending markets, tighter lending standards and increasing interest rates and increases in taxes and other expenses may adversely affect consumer demand for and the pricing of our homes, which could, in turn, impact our performance and cause our revenues and operating income to decline. In the case of any weakening of the national economy, we could experience declines in the market value of our inventory and demand for our homes, which could have a significant adverse impact on our business, financial condition and results of operations.

        The health of the residential homebuilding industry may also be significantly affected by "shadow inventory" levels. "Shadow inventory" refers to the number of homes with a mortgage that are in some form of distress but that have not yet been listed for sale. Shadow inventory can occur when lenders put properties that have been foreclosed or forfeited to lenders on the market gradually, rather than all at once, or delay the foreclosure process. They may choose to do so because of regulations and foreclosure moratoriums, because of the additional costs and resources required to process and sell foreclosed properties, or because they want to avoid depressing housing prices further by putting many distressed properties up for sale at the same time. A significant shadow inventory in our markets could, were it to be released into our markets, adversely impact home prices and demand for our homes, which could have a material adverse effect on our business, financial condition and results of operations.

        In addition, our customer base includes move-up homebuyers, whose ability to obtain financing is often subject to contingencies related to the sale of their existing homes. The difficulties facing these buyers in selling their homes during recessionary periods may adversely affect our sales. Moreover, during such periods, we may need to reduce our sales prices and offer greater incentives to buyers to compete for sales that may result in reduced margins.

Our industry is very sensitive to macro, regional and local economic conditions and has historically been extremely volatile.

        The residential homebuilding industry is cyclical and is highly sensitive to macroeconomic factors and regional and local economic factors, as well as potential homebuyers' perceptions about these economic factors. General economic conditions such as the following have adversely affected our industry:

  •
  employment levels and job growth;

  •
  consumer income levels;

  •
  market interest rates;

  •
  the availability of credit generally, which affects the availability and cost of financing for homebuyers;

  •
  consumer confidence generally and the confidence of potential homebuyers in particular;

  •
  foreclosure rates;

  •
  adverse changes in tax laws, including with respect to the deduction of mortgage interest and real estate taxes;

  •
  inflation; and

  •
  demographic trends, including population growth and household formation rates.

        Local conditions, such as the availability of new and existing homes for sale in the area, the local rental market and local material and labor costs also significantly impact our business. Key economic factors in our business may change or remain unfavorable, on a national scale, like the recent global economic downturn, or may affect some of the regions or markets in which we operate more than others. Our properties are concentrated in states that have been disproportionately affected by the housing downturn, including Arizona, California and Nevada. When adverse conditions affect any of our markets, they could have a proportionately greater impact on us than on some other homebuilding companies whose properties are not concentrated in such markets. Also, during recessionary periods, we may need to reduce sales prices and offer greater incentives to buyers in order to compete for sales, which may negatively impact our financial results. Furthermore, slower rates of population growth or population declines in our key markets, especially as compared to the high population growth rates in prior years, could affect the demand for housing, causing home prices in these markets to fall, and adversely affect our business, financial condition and operating results.

        Adverse changes in economic conditions can cause demand and prices for our homes to decrease or cause us to take longer to build our homes and make it more costly for us to do so. We may not be able to recover these increased costs by raising prices because of weak market conditions and because the price of each home we sell is usually set several months before the home is delivered, as many customers sign their home purchase contracts before construction begins. The potential difficulties described above could impact our customers' ability to obtain suitable financing and cause some homebuyers to cancel or refuse to honor their home purchase contracts altogether.

Fluctuations and declines in the market value of land may have an adverse effect on the value of our inventory resulting in impairment charges, which could adversely affect our business, financial condition and results of operations.

        Land inventory risk can be substantial for homebuilders. We continuously look to acquire land for replacement and expansion of land inventory within the markets in which we build. The market value of land, building lots and housing inventories can fluctuate significantly as a result of changing market conditions, and the measures we employ to manage inventory risk may not be adequate to insulate our operations from a severe decline in inventory values. Further, as a result of these fluctuations, the book value of our real estate assets may not reflect the current or future market value of these assets, and any differences between book and market values may be significant. When market conditions are such that land values are not appreciating or are declining, previously entered into option and purchase agreements may become less desirable, at which time we may elect to forgo deposits, write off pre-acquisition costs and terminate such agreements and, with respect to land we already own, we may have to sell homes at a loss or hold land in inventory longer than planned. In addition, inventory carrying costs can be significant and can result in losses in a poorly performing community or market, and we may have to sell homes at significantly lower margins or at a loss.

        At times, in the past few years, we have had to recognize inventory impairment charges. If adverse conditions recur or worsen, we may have to incur additional and larger inventory impairment charges which would adversely affect our financial condition and results of operations and our ability to comply with certain covenants in the agreements governing our existing or future indebtedness.

        Inventory carrying values are reviewed quarterly for potential write-downs when impairment indicators are present. Indicators of impairment include a decrease in demand for housing due to soft market conditions, competitive pricing pressures that reduce the average sales price of homes, which include sales incentives for home buyers, sales absorption rates below management expectations, a decrease in the value of the underlying land and a decrease in projected cash flows for a particular project. During any such review, if the undiscounted estimate of cash flows to be generated by an asset is less than the current carrying value of the asset, then the asset is deemed to be impaired, and a charge is recorded for the amount by which the carrying amount exceeds the fair value of the asset. These estimates of cash flows are significantly impacted by estimates of the timing and amounts of revenues, costs, and other factors. Due to uncertainties in the estimation process, actual results could differ materially from such estimates. Our determination of fair value is primarily based upon discounting the estimated cash flows at a rate commensurate with the inherent risks associated with the assets and related estimated cash flow streams. In performing such impairment analyses, we utilized a discount rate of 15% for the year ended December 31, 2012.

Limitations on the availability, increases in the cost and changes in governmental regulation of mortgage financing can adversely affect demand for housing.

        In general, housing demand is negatively impacted by the unavailability of mortgage financing, which could be caused by declining customer credit quality and tightening of mortgage loan underwriting standards and other factors that increase the upfront or monthly costs of financing a home, such as increases in required down payments and interest rates, insurance premiums or reduction of mortgage interest deductibility. Most buyers finance their home purchases through third-party lenders providing mortgage financing. Even if potential new homebuyers do not need financing, changes in interest rates could make it harder for them to sell their existing homes to potential buyers who need financing. Over the last several years, many third-party lenders have significantly increased underwriting standards, and many subprime and other alternate mortgage products are no longer available to the marketplace in spite of a decrease in mortgage rates. If these trends continue and mortgage loans continue to be difficult to obtain, the ability and willingness of prospective buyers to finance home purchases or to sell their existing homes will be adversely affected, which will adversely affect our results of operations through reduced home sales revenue, gross margins and cash flows.

        Mortgage interest rates have, in recent years, been at historic lows, but have risen in recent months. Further increases in interest rates could adversely affect our ability to sell homes. In addition, our sales contracts frequently include financing contingency provisions, which permit the buyers to cancel the sales contract in the event that mortgage financing at prevailing interest rates is unobtainable within the period specified in the contract. Our failure to sell homes profitably or at all because of high mortgage interest rates would have a material adverse effect on our business and results of operations.

        In addition, changes in governmental regulation with respect to mortgage lenders could adversely affect demand for housing. For example, the Federal Housing Administration, or FHA, significantly reduced the limits on loans eligible for insurance by the FHA in 2014, which has impacted the availability and cost of financing in our markets. In addition, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. Among other things, this legislation provides for a number of new requirements relating to residential mortgage lending practices, many of which are to be developed further by implementing rules. These include, among others, minimum standards for mortgages and lender practices in making mortgages, limitations on certain fees, retention of credit risk, prohibition of certain tying arrangements and remedies for borrowers in foreclosure proceedings. The effect of such provisions on the demand for housing will depend on the rules that are ultimately enacted. In addition, we cannot predict whether similar changes to, or new enactments of, statutes and regulations pertinent to mortgage lending will occur in the future. Any such changes or new enactments could adversely affect the demand for housing, which would have a material adverse effect on our business and results of operations.

Certain changes to tax laws could reduce the incentives of homeownership.

        Tax law changes could make homeownership more expensive or less attractive. Current U.S. tax laws permit certain expenses of owning a home to be deducted by an individual in determining individual federal taxable, and in many cases, state taxable income. Such deductions include mortgage interest and real estate taxes. If these tax deductions were to be eliminated or curtailed, this could reduce the incentives to buy a home and make home buying more expensive which, in turn, could adversely affect our sales and earnings. Increases in real estate taxes by local governments also increase the cost of owning a home, and accordingly, any such increases could affect the demand for and sale of our homes.

Increases in our cancellation rates could have a negative impact on our home sales revenue and home building gross margins.

        During the three months ended March 31, 2014 and 2013, we experienced cancellation rates of 13.9% and 9.2%, respectively. During the years ended December 31, 2013 and 2012, we experienced cancellation rates of 13.7% and 15.0%, respectively. Cancellations negatively impact the number of closed homes, net new home orders, home sales revenue and our results of operations, as well as the number of homes in backlog. Home order cancellations can result from a number of factors, including declines or slow appreciation in the market value of homes, increases in the supply of homes available to be purchased, increased competition, higher mortgage interest rates, homebuyers' inability to sell their existing homes, homebuyers' inability to obtain suitable financing, purchase price considerations and adverse changes in economic conditions. While recently our cancellation rates have been relatively low compared to certain of our competitors, homebuilders vary in their treatment of home sales, rendering comparisons of cancellation rates difficult. For example, we do not record home sales until contingencies (other than mortgage financing) are removed while other homebuilders may record home sales at the time the sale contract is entered into and before contingencies are satisfied, which could result in a higher cancellation rate.

        In cases of cancellation after construction of the home has started, we remarket the home and usually retain any deposits we are permitted to retain pursuant to the terms of the applicable contract. However, the deposits retained, if any, may not cover the additional costs involved in remarketing the home and carrying of higher inventory. In addition, we may be required to remarket the home at a lower price due to changes in market conditions or for other reasons. Significant numbers of cancellations could adversely affect our business, financial condition and results of operations.

We have a history of net losses, we may incur net losses in the future and we may not be able to maintain profitability.

        We incurred net losses for the years ended December 31, 2010 and 2011, and we may incur additional net losses in future periods. The extent of our future losses will depend, in part, on the condition of the housing market generally and particularly in the markets in which we operate and on the level of our expenses. Although we are presently profitable, we may not be able to maintain or increase profitability on a quarterly or annual basis. Any failure to maintain profitability may cause the price of our Class A Common Stock to decline, in which case you may lose a portion of your investment.

Our operating results are cyclical, which may cause the value of our Class A Common Stock to decline.

        We have historically experienced, and in the future expect to continue to experience, cyclicality in our operating results on a quarterly and annual basis. Factors expected to contribute to this cyclicality include, among other things:

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  the timing of land acquisitions and zoning and other regulatory approvals;

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  the timing of home closings, land sales and level of home sales;

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  our product mix;

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  our ability to continue to acquire additional land and lots or options thereon on acceptable terms;

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  the condition of the real estate market and the general economy;

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  delays in construction due to acts of God, adverse weather, reduced subcontractor, labor or material availability and strikes;

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  changes in prevailing interest rates and the availability of mortgage financing; and

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  employment levels and personal income growth.

        Adverse changes in these conditions may affect our business or may be more prevalent or concentrated in particular regions or localities in which we operate. In the past several years, unfavorable changes in many of these factors negatively affected all of the markets we serve, and economic conditions in all of our markets continue to be characterized by varying levels of uncertainty. Any deterioration in economic conditions or continuation of uncertain economic conditions would likely worsen the unfavorable trends the housing market experienced in prior years, which could have a material adverse effect on our business and cause the value of our Class A Common Stock to decline.

The estimates, forecasts and projections relating to our markets prepared by JBREC are based upon numerous assumptions and may not prove to be accurate.

        This prospectus contains estimates, forecasts and projections relating to our primary markets that were prepared for us for use in connection with this offering by JBREC, a real estate consulting firm. See "Market Overview" in Appendix A hereto and "Prospectus Summary." The estimates, forecasts and projections relate to, among other things, home value indices, payroll employment growth, median household income, housing permits and household formation. No assurance can be given that these estimates are, or that the forecasts and projections will prove to be, accurate. Any forecasts prepared by JBREC are based on data (including third-party data), significant assumptions, proprietary methodologies and the experience and judgment of JBREC. No assurance can be given regarding the accuracy or appropriateness of the assumptions and judgments made, or the methodologies used, by JBREC. The application of alternative assumptions, judgments or methodologies could result in materially less favorable estimates, forecasts and projections than those contained in this prospectus.

Other real estate experts may have different views regarding these forecasts and projections that may be less positive or negative, including in terms of the timing, magnitude and direction of future changes.

        The forecasts and projections are forward-looking statements and involve risks and uncertainties that may cause actual results to be materially different from the projections. JBREC has made these forecasts and projections based on studying the historical and current performance of the residential housing market and applying JBREC's qualitative knowledge about the residential housing market. The future is very difficult to predict, particularly given that the economy and housing markets can be cyclical, subject to changing consumer and market psychology, geo-political events, and governmental policies related to mortgage regulations and interest rates. There usually are differences between projected and actual outcomes, because events and circumstances frequently do not occur as expected, and any such differences may be material. Also, unanticipated events and circumstances may occur and change the results in material ways. Accordingly, the forecasts and projections included in this prospectus might not occur or might occur to a different extent or at a different time. For the foregoing reasons, neither we nor JBREC can provide any assurance that the estimates, forecasts and projections, including third-party data, contained in this prospectus will prove to be accurate. Actual outcomes may vary significantly from those contained or implied by the forecasts and projections, and you should not place undue reliance on these estimates, forecasts and projections. Except as required by law, we are not obligated to, and do not intend to, update the statements in this prospectus to conform to actual outcomes or changes in our or JBREC's expectations.

Certain undue or unforeseen delays in our business activities could have material adverse effects on our operating results.

        The timing of land acquisitions, zoning and other regulatory approvals impacts our ability to pursue the development of new housing projects in accordance with our business plan. If the timing of land acquisitions, zonings or regulatory approvals is delayed, we will be delayed in our ability to develop housing projects. Furthermore, these delays could result in a decrease in our revenues and earnings for the periods in which the delays occur and possibly subsequent periods until the planned housing projects can be completed. In addition, a delay in the development of one or more communities or in a significant number of home closings or land sales due to acts of God, adverse weather, subcontractor, labor or material unavailability, strikes or other unforeseen factors could have a similar impact on revenues and earnings for the periods in which the delays occur and, possibly, subsequent periods.

An increase in unemployment or underemployment may lead to an increase in the number of loan delinquencies and property repossessions and may have an adverse impact on us.

        The U.S. unemployment rate was 6.3% in May 2014, according to the U.S. Bureau of Labor Statistics. People who are not employed, are underemployed or are concerned about the loss, or potential loss, of their jobs are less likely to purchase new homes, may be forced to try to sell the homes they own and may face difficulties in making required mortgage payments. Therefore, any increase in unemployment or underemployment may lead to an increase in the number of loan delinquencies and property repossessions and may have an adverse impact on us both by reducing demand for the homes we build and by increasing the supply of homes for sale.

If suitable land is not available at acceptable prices, our home sales revenue and results of operations could be negatively impacted or we could be required to scale back our operations in a given market.

        Our operations depend on our ability to obtain suitable land for the development of our residential communities at acceptable prices and with terms that meet our underwriting criteria. Our ability to obtain land for new residential communities may be adversely affected by changes in the general availability of land, the willingness of land owners to sell land at reasonable prices, competition for available land, availability of financing to acquire land, zoning regulations that limit housing density, and other market conditions. As conditions in our markets continue to improve, obtaining land that meets our investment criteria will be increasingly difficult because of greater competition for development opportunities, which may result in our inability to obtain land or an adjustment to our underwriting criteria in order to obtain the land. If the supply of land appropriate for development of residential communities continues to be limited or becomes more limited because of any of these factors, or for any other reason, the number of homes that our homebuilding subsidiaries build and sell may decline. To the extent that we are unable to purchase land in a timely manner or enter into new contracts for the purchase of land at acceptable prices, due to the lag time between the time we acquire land and the time we begin selling homes, our home sales revenue and results of operations could be negatively impacted and/or we could be required to scale back our operations in a given market.

We are particularly sensitive to market fluctuations between the time we acquire undeveloped land for a project and the time we sell and close on all units in the project.

        Before a project generates revenues, time and capital are required to acquire land, obtain development approvals and construct project infrastructure, amenities, model homes and sales facilities. We continuously acquire land for new projects, the completion of which typically can take anywhere from one to five years from the acquisition of the land until the last home closing in the project. The market value of land and the costs of homebuilding can fluctuate significantly as a result of changing market conditions. Accordingly, if we acquire undeveloped land for a project and market conditions deteriorate before we actually build, sell and close all units in that project, then the project may become unprofitable even though we may have made significant investments and expected to make a profit at the time we acquired the undeveloped land. These changes in market conditions, including an increase in material and labor costs or a further decrease in demand for new homes, may require us to incur significant write-downs on our real estate inventory or sell homes at a loss or, in extreme cases, delay or abandon a project, which could materially adversely affect our business, financial condition and results of operations.

Difficulty in obtaining sufficient capital could result in increased costs and delays in completion of projects.

        The homebuilding industry is capital-intensive and requires significant up-front expenditures to acquire land and begin development. Land acquisition, development and construction activities may be adversely affected by any shortage or increased cost of financing or the unwillingness of third parties to engage in joint ventures, land banking, model home programs or other alternative arrangements. Any difficulty in obtaining sufficient capital for planned development expenditures could cause project delays and any such delay could result in cost increases and may adversely affect our sales and future results of operations and cash flows. In addition, if we cannot obtain financing to fund the purchase of land or lots under option contracts, we are subject to the forfeiture of option contract deposits that have already been paid.

Adverse weather and geological conditions may increase costs, cause project delays and reduce consumer demand for housing, all of which would adversely affect our results of operations and prospects.

        As a homebuilder, we are subject to numerous risks, many of which are beyond management's control, such as droughts, floods, wildfires, landslides, soil subsidence, earthquakes and other weather related and geologic events that could damage projects, cause delays in the completion of projects, or reduce consumer demand for housing. Many of our projects are located in California, which has historically experienced significant earthquake activity, seasonal wildfires and droughts. In addition to directly damaging or otherwise affecting the value of our projects, earthquakes or other geologic or weather related events could damage roads and highways providing access to those projects and droughts could delay our ability to construct projects, thereby adversely affecting our ability to market homes in those areas and possibly increasing the costs of completion.

        There are some risks of loss for which we may be unable to purchase insurance coverage. For example, losses associated with landslides, earthquakes and other geologic events may not be insurable and other losses, such as those arising from terrorism, may not be economically insurable. A sizeable uninsured loss could adversely affect our business, results of operations and financial condition.

We may not be able to compete effectively against competitors in the homebuilding industry.

        The homebuilding industry is highly competitive. Homebuilders compete for, among other things, homebuying customers, desirable properties, financing, raw materials and skilled labor. We compete both with large homebuilding companies, some of which have greater financial, marketing and sales resources than we do, and with smaller local or regional builders. Competitive conditions have in the past and could in the future result in, among other things, lower sales prices and increased selling incentives, discounts or price concessions for our homes, difficulty in acquiring suitable land at acceptable prices, impairments in the value of our inventory and other assets, increases in labor costs and increases in the cost of raw materials. Our competitors may independently develop land and construct housing units that are substantially similar to our products. Many of these competitors also have longstanding relationships with subcontractors and suppliers in the markets in which we operate. We currently build in several of the top markets in the nation and, therefore, we expect to continue to face additional competition from new entrants into our markets. We also compete for sales with individual resales of existing homes (including lender-owned homes acquired through foreclosure) and with available rental housing. While we consider our primary competitors to be other homebuilders, existing homes and rental housing may be available at more attractive prices than newly constructed homes. In addition, rental housing is not subject to availability of financing and is less sensitive to macro, regional and local economic conditions. As a result, certain of our customers may consider an existing home or rental as an alternative to purchasing a new home.

Our limited geographic diversification could adversely affect us if the homebuilding industry in our markets declines.

        We have homebuilding operations in Arizona, California, Nevada, Texas and Utah. Our limited geographic diversification could adversely impact us if the homebuilding business in our current markets should decline, since there may not be a balancing opportunity in a stronger market in other geographic regions. Accordingly, a prolonged downturn in one or more of our markets would have a disproportionately greater impact on us than other homebuilders with more geographically diversified operations.

        We generated 48.0% and 53.7% of our revenue in the three months ended March 31, 2014 and the year ended December 31, 2013, respectively, from, and held 49.9% and 49.7%, as of March 31, 2014 and December 31, 2013, respectively, of the dollar value of our real estate inventory in, California. Although conditions have improved recently, over the last several years, land values, the demand for new homes and home prices have declined substantially in the state, negatively impacting the Company's results of operations. In addition, the state of California has in the past experienced severe budget shortfalls and raised taxes and increased fees to offset the deficit and may do so from time to time in the future, which would further harm our business and financial results.

        While individual markets are generally sensitive to overall economic conditions, the demand for new homes in the particular regions in which we do business may be especially sensitive to economic factors in that particular region. For example, the demand for new homes in the particular regions where we construct projects may stay low even if the general U.S. housing market continues to recover.

Accordingly, an increase in the general demand for new homes may not immediately result in increased sales in our key geographic markets.

Our success depends on key executive officers and personnel.

        Our success depends on the efforts and abilities of our executive officers and other key employees, many of whom have significant experience in the homebuilding industry and in our markets. In particular, we are dependent upon the services of Mr. Joel Shine, our Chief Executive Officer and Chairman of our Board, as well as the services of our division presidents and division management teams and personnel in our corporate office. Because of their roles in developing and implementing the Company's strategy and operations, the loss of services from key senior executives or a limitation in their availability could materially and adversely impact our business, financial condition and results of operations. Further, such a loss could be negatively perceived in the capital markets.

        Experienced employees in the homebuilding and land acquisition industries are fundamental to our ability to generate, obtain and manage opportunities. In particular, local knowledge and relationships are critical to our ability to source attractive land acquisition opportunities. Competition for qualified personnel in all of our operating markets is intense, and it would be difficult for us to find experienced personnel to replace our current employees, many of whom have significant homebuilding experience. Additionally, like many of our competitors that have reduced staffing in recent years, we anticipate a need to hire additional employees as market conditions improve and expect that competition for talented employees could be intense. Furthermore, a significant increase in the number of our active communities could necessitate the hiring of a significant number of additional skilled personnel, who are in short supply in our markets. Failure to attract and retain experienced personnel or to ensure that the experience and knowledge of our current senior management personnel is not lost when they leave the business through retirement, redundancy or otherwise may adversely affect the standards of our service and may have an adverse impact on our business, financial condition and results of operations.

Our business and results of operations are dependent on the availability and skill of subcontractors.

        Substantially all construction work is done by subcontractors with us acting as the general contractor. Accordingly, the timing and quality of construction depend on the availability and skill of our subcontractors. This reliance on subcontractors exposes us to a number of risks, including the possibility of defects in our homes due to improper practices or materials used by subcontractors, which may require us to comply with our warranty obligations and/or bring claims under an insurance policy. While we have been able to obtain sufficient skilled subcontractors in the past and believe that our relationships with subcontractors are generally good, we do not have long-term contractual commitments with any subcontractor. The inability to contract with skilled subcontractors at reasonable costs on a timely basis could have a material adverse effect on our business and results of operations.

        Several other homebuilders have received inquiries from regulatory agencies concerning whether homebuilders using subcontractors are deemed to be employers of the employees of such subcontractors under certain circumstances. Although subcontractors are independent of the homebuilders that contract with them under normal management practices and the terms of trade contracts within the homebuilding industry, if regulatory agencies were to reclassify the employees of subcontractors as employees of homebuilders, homebuilders using subcontractors could be responsible for wage, hour and other employment-related liabilities of their contractors. Any such reclassification of employees of our subcontractors as our own employees would have a material adverse effect on our business and results of operations.

Power, water or other shortages or utility price increases could have an adverse impact on operations.

        In prior years, our California markets have experienced power shortages, including periods without electrical power, as well as significant increases in utility costs. In addition, our California, Las Vegas, San Antonio and Phoenix markets are currently experiencing droughts, which in some cases are severe. We may incur additional costs and may not be able to complete construction on a timely basis if such power, water or other shortages and utility rate increases continue. Furthermore, power, water or other shortages and rate increases may adversely affect the regional economies in which we operate, which may reduce demand for housing. Our operations may be adversely impacted if further rate increases and/or power, water or other shortages occur.

Raw material shortages could delay or increase the cost of home construction and reduce our sales and earnings.

        The residential construction industry experiences serious raw material shortages from time to time, including shortages of insulation, drywall, cement, steel and lumber. These raw material shortages can be more severe during periods of strong demand for housing and during periods where the regions in which we operate experience natural disasters that have a significant impact on existing residential and commercial structures. Shortages could cause delays in and increase our costs of home construction, which in turn could harm our operating results.

        From time to time, we have experienced volatile price swings in the cost of raw materials, including, the cost of lumber, cement, steel and drywall. If we are unable to increase our home prices to offset any increases in raw material prices (which we are typically unable to do for customers that have already entered into sales contracts), our gross margin would be reduced and we may not be able to realize a profit on homes sold.

Shortages relating to labor can harm our business by delaying project completion and increasing costs, thereby adversely affecting our sales and profitability.

        The homebuilding industry has, from time to time, experienced significant difficulties with respect to work stoppages, resulting from labor disputes with and shortages of qualified trades people, such as carpenters, roofers, electricians and plumbers, as well as changes in laws relating to union organizing activity. These difficulties can, and often do, cause unexpected short-term increases in construction costs and cause construction delays. We are typically unable to pass on any unexpected increases in construction costs to those customers who have already entered into sales contracts, as those contracts generally fix the price of the home at the time the contract is signed, which is generally several months in advance of the delivery of the home. Furthermore, sustained increases in construction costs may, over time, erode our profit margins. In the future, pricing competition may restrict our ability to increase the prices of our homes in response to higher expected labor and construction costs or to pass on any additional costs, and we may not be able to achieve sufficient operating efficiencies to maintain our current profit margins.

Construction defect, soil subsidence and other building-related claims may be asserted against us, and we may be subject to liability for such claims.

        As a homebuilder, we have been, and continue to be, subject to construction defect, product liability and home warranty claims, including moisture intrusion and related claims, arising in the ordinary course of business. These claims are common to the homebuilding industry and can be costly. Construction defects may occur on projects and developments and may arise a significant period of time after completion. Defects arising on a community development attributable to us may lead to significant contractual or other liabilities and can damage our reputation. Furthermore, once claims are asserted for construction defects, it can be difficult to determine the extent to which the assertion of these claims will expand in terms of the number of plaintiffs and the nature of the allegations.

        California law provides that consumers can seek redress for patent (i.e., observable) defects in new homes within three or four years (depending on the type of claim asserted) from when the defect is discovered or should have been discovered. If the defect is latent (i.e., non-observable), consumers must still seek redress within three or four years (depending on the type of claim asserted) from the date when the defect is discovered or should have been discovered, but in no event later than ten years after the date of substantial completion of the work on the construction. Consumers purchasing homes in Arizona, Nevada, Texas and Utah are also be able to obtain redress under state laws for either patent or latent defects in their new homes for a period of six to ten years depending on the state.

        With respect to certain general liability exposures, including construction defect claims, product liability claims and related claims, the assessment of claims and the related liability and reserve estimation process is highly judgmental due to the complex nature of these exposures, with each exposure exhibiting unique circumstances.

        Although we have obtained insurance for construction defect claims subject to applicable self-insurance retentions, such policies may not be available or adequate to cover liability for damages, the cost of repairs, and/or the expense of litigation surrounding current claims, and future claims may arise out of events or circumstances not covered by insurance and not subject to effective indemnification agreements with our subcontractors.

Lack of insurance coverage for certain types of claims and increased insurance costs may affect our results of operations and increase our potential exposure to liability.

        In recent years, lawsuits have been filed against homebuilders asserting claims of personal injury and property damage, including lawsuits related to reactive drywall, plumbing system deficiencies and the presence of mold in residential dwellings. Some of these lawsuits have resulted in substantial monetary judgments or settlements. Our insurance may not cover all of the potential claims, including personal injury claims, that may be asserted against us arising from such matters, and coverage for such claims may become prohibitively expensive. A material adverse effect on our business, financial condition and results of operations could result if we are subjected to such claims in the future and are unable to obtain adequate insurance coverage.

        Insurance and surety companies are continuously re-examining their business risk. As a result, the cost of insurance for our operations has risen, deductibles and retentions have increased and the availability of insurance has diminished. In addition, insurance and surety companies have required additional collateral on surety bonds, reduced coverage amounts and restricted coverage or imposed exclusions with respect to certain types of risks, such as mold damage, sinkholes, reactive drywall, certain plumbing components, sabotage and terrorism. Significant increases in the cost of insurance coverage or significant limitations on coverage could have a material adverse effect on our business, financial condition and results of operations from such increased costs or from liability for significant uninsurable or underinsured claims.

Inflation could adversely affect our business, financial condition and results of operations, particularly in a period of oversupply of homes.

        Inflation can adversely affect us by increasing costs of land, materials and labor. However, we may be unable to offset these increases with higher sales prices. In addition, inflation is often accompanied by higher interest rates, which have a negative impact on housing demand. In such an environment, we may be unable to raise home prices sufficiently to keep up with the rate of cost inflation, and, accordingly, our margins could decrease. Moreover, with inflation, our cost of capital increases and the purchasing power of our cash resources decline. Efforts by the government to stimulate the economy may not be successful, and have increased the risk of significant inflation and its resulting adverse effect on our business, financial condition and results of operations.

Our business is seasonal in nature and quarterly operating results can fluctuate.

        We have historically experienced, and expect to continue to experience, seasonality in quarterly results. While new homes sales activity is highly dependent on the number of active selling communities and the timing of new community openings, all of our markets other than San Antonio have experienced higher home sales activity in the spring and summer months, with approximately 60% of consolidated closings occurring in the second half of the year in each of the years ended December 31, 2012 and 2013. As a result, our revenues and cash flows from homebuilding operations (exclusive of the timing of land purchases) are generally higher in the second half of the calendar year as these homes are completed and closed. If, due to construction delays, severe weather, natural disasters or other causes, we cannot close our expected number of homes in the second half of the year, our financial condition and full year results of operations may be adversely affected. Because we experience seasonality in quarterly results, quarter-to-quarter comparisons of our results should not be relied upon as an indicator of future performance. The price of our Class A Common Stock may experience volatility as a result of any seasonal fluctuations in our operating results.

We may be unable to obtain suitable bonding for the development of our communities.

        We provide bonds to governmental authorities and others to ensure the completion of our projects. If we are unable to provide required surety bonds for our projects, our business operations and revenues could be adversely affected. As a result of the deterioration in market conditions, surety providers have become increasingly reluctant to issue new bonds and some providers are requesting credit enhancements, including additional collateral, in order to maintain existing bonds or to issue new bonds. If we are unable to obtain required bonds in the future, or are required to provide credit enhancements with respect to our current or future bonds, our ability to complete projects and our liquidity could be negatively impacted.

Governmental laws and regulations and environmental matters could increase the cost or limit the availability of our development and homebuilding projects, which could adversely affect our business or financial results.

        We are subject to extensive and complex laws and regulations that affect land development and home construction, including zoning, density restrictions, building design and building standards. These laws and regulations often provide broad discretion to the administering governmental authorities as to the conditions we must meet prior to development or construction being approved, if approved at all. The approval process can be lengthy and cause significant delays or result in a temporary or permanent halt to the development process. The approval process may involve public input and public hearings, development may be opposed by neighboring landowners, consumer or environmental groups, and approvals may be challenged in litigation. In addition, in many areas government authorities have implemented "no growth" or other growth control initiatives that impact the availability of land for development and home construction. Although our operations to date have not been impacted by growth control initiatives and we are not aware that governmental authorities are considering implementing such initiatives in our markets, any new, or changes to existing, regulations or delays or temporary or permanent halts in the development process could substantially increase the costs of development or home construction, adversely affect our ability to timely build and sell homes, or cause us to abandon a project and sell the affected land at a loss. Because we currently operate in only seven markets, any increase in costs or delays due to regulatory changes in one or more of our markets may have a proportionately greater impact on us than other homebuilding companies that operate in more markets or more regions of the country.

        We are subject to a variety of local, state and federal laws and regulations concerning the protection of health, safety and the environment, including those regulating the emission or discharge of materials into the environment, the handling, use, storage and disposal of hazardous substances, impacts to wetlands and other sensitive environments, and the remediation of contamination at properties that we have owned or currently own. Noncompliance with these laws and regulations could result in fines and penalties, obligations to remediate, permit revocations or other sanctions; and contamination or other environmental conditions at or in the vicinity of our developments may result in claims against us for personal injury, property damage or other losses. The impact of environmental laws and regulations varies depending upon the prior uses of the building site or adjoining properties and may be greater in areas, for example, where undeveloped land or desirable alternatives are less available. These laws and regulations may result in delays in the completion of a project, may cause us to incur substantial compliance, remediation, mitigation and other costs, and can prohibit or severely restrict development and homebuilding activity.

        We anticipate that increasingly stringent requirements will be imposed on developers and homebuilders in the future. Although we cannot predict the effect of these requirements, they could result in time-consuming and expensive compliance programs and in substantial expenditures, which could cause delays and increase our cost of operations. In addition, our ability to obtain or renew permits or approvals and the continued effectiveness of permits already granted to us or approvals already obtained by us depends on many factors, some of which are beyond our control, such as changes in policies, rules, laws and regulations, and changes in their interpretation and application.

        We are also subject to other local, state and federal laws and regulations in other aspects of our business, which are evolving both in scope and interpretation. Such laws and regulations, and any failure by us to comply with them, could increase our costs of compliance or otherwise adversely affect our business or financial results.

We may incur a variety of costs to engage in future growth or expansion of our operations or acquisitions or disposals of businesses, and the anticipated benefits may never be realized.

        As a part of our business strategy, we may make acquisitions of, or significant investments in, or disposals of businesses. We may also expand our operations to new markets. Any future acquisitions, investments, disposals or entry into new markets would be accompanied by risks such as:

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  difficulties in assimilating the operations, systems and personnel of acquired companies or businesses, especially if such businesses are outside of our existing markets;

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  diversion of our management's attention from ongoing business concerns;

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  our potential inability to maximize our financial and strategic position through the successful incorporation or disposition of operations;

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  maintenance of uniform standards, controls, procedures and policies;

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  impairment of existing relationships with employees, contractors, suppliers and customers as a result of the integration of new management personnel, cost-saving initiatives and other factors; and

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  risks associated with entering markets in which we have limited or no direct experience or lack local knowledge or relationships.

        The magnitude, timing and nature of any future acquisition or expansion will depend on a number of factors, including our ability to identify suitable new markets or acquisition candidates. We cannot guarantee that we would be able to successfully integrate any company or business that we might acquire in the future, or that any expansion into a new market will be successfully executed, and our failure to do so could harm our current business.

        In addition, we may not realize the anticipated benefits of these transactions and there may be other unanticipated or unintended effects. While we would seek protection, for example, through warranties and indemnities in the case of acquisitions, significant liabilities may not be identified in due diligence or may be discovered after the expiration of warranty or indemnity periods. Additionally, while we would seek to limit our ongoing exposure, for example, through liability caps and period limits on warranties and indemnities in the case of disposals, some warranties and indemnities may give rise to unexpected and significant liabilities. Any claims arising in the future may adversely affect our business, financial condition and operating results.

We may in the future conduct certain of our operations through unconsolidated joint ventures with independent third parties in which we do not have a controlling interest. We could be adversely impacted by the failure of the joint venture or the other joint venture partners' failure to fulfill their obligations.

        We may participate in land entitlement or development joint ventures ("JVs") in which we have less than a controlling interest. JVs are sometimes used in the homebuilding industry to acquire land, manage risk and leverage the capital base. Although we do not participate in any such JVs currently, we may elect to do so in the future. JVs are typically entered into with developers, other homebuilders and financial partners to acquire or entitle land or develop finished lots for sale and may result in a number of different business structures. Such JVs may involve risks, such as the possibility of the bankruptcy of a co-venturer, the possibility that we may not control the legal entity with title to the real estate, that a co-venturer may at any time have economic or business goals that are inconsistent with ours, that we may be constrained from engaging in certain activities as a result of non-compete clauses in a JV agreement or the possibility that we may not be able to resolve disputes with a JV partner. In addition, JV agreements often include buy/sell and similar provisions pursuant to which we could be forced to sell our equity interests in the JV to a co-venturer without realizing the expected benefits of the JV. Furthermore, a financing party for a JV may require a guarantee to be provided by us or our subsidiaries for the obligations of the JV or the other JV members or we may have obligations to make additional investments in the JV or contribute capital or lend funds to the JV. If joint venture partners fail to fulfill their obligations under the JV, it may have an adverse impact on our investment in the JV.

A major health and safety incident relating to our business could be costly in terms of potential liabilities and reputational damage.

        Building sites are inherently dangerous, and operating in the homebuilding industry poses certain inherent health and safety risks. Due to health and safety regulatory requirements and the number of projects we work on, health and safety performance is critical to the success of all areas of our business. Any failure in health and safety performance may result in penalties for non-compliance with relevant regulatory requirements, and a failure that results in a major or significant health and safety incident is likely to be costly in terms of potential liabilities incurred as a result. Such a failure could generate significant negative publicity and have a corresponding negative impact on our reputation, our relationships with relevant regulatory agencies or governmental authorities, and our ability to sell homes, which, in turn, could have a material adverse effect on our business, financial condition and operating results.

We may incur additional healthcare costs arising from federal healthcare reform legislation and our compliance therewith.

        In March 2010, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (the "Healthcare Reform Legislation") were signed into law in the United States. The Healthcare Reform Legislation increases the level of regulatory complexity for companies that offer health and welfare benefits to their employees. Due to the breadth and complexity of the Healthcare Reform Legislation and the staggered implementation, the uncertain timing of the regulations and limited interpretive guidance, it is difficult to predict the overall impact of the healthcare reform legislation on our business over the coming years. Possible adverse effects include increased healthcare costs, which could adversely affect our business, financial condition and results of operations.

Our ability to maintain our reputation is critical to the success of our business and the failure to do so may materially adversely affect our performance.

        Our business as a homebuilder depends on our reputation. Consequently, we strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring and retaining employees who share our core values, delivering superior products to our customers and caring about our customers. Further, residents of communities we develop often rely on us to resolve issues or disputes that may arise in connection with the development of their communities. Our efforts to resolve these issues or disputes could be deemed unsatisfactory by the affected residents, which would have a negative impact on our reputation. If our reputation is negatively affected by the actions of our subcontractors, employees or otherwise, our business and, therefore, our operating results may be materially adversely affected.

An information systems interruption or breach in security could adversely affect us.

        We rely on accounting, financial and operational management information systems to conduct our operations. Any disruption in these systems could adversely affect our ability to conduct our business. Furthermore, any security breach of information systems or data could result in a violation of applicable privacy and other laws, significant legal and financial exposure, damage to our reputation and a loss of confidence in our security measures, which could harm our business.

We may face potential successor liability for liabilities that arose prior to our reorganization.

        We may be subject to certain liabilities that arose prior to our reorganization, including warranty claims that were subject to discharge in our bankruptcy proceedings. Potential claimants may allege that such liabilities may have arisen in a number of circumstances, including those where:

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  a creditor did not receive proper notice of the pendency of the bankruptcy case relating to our plan of reorganization or the deadline for filing claims therein;

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  the injury giving rise to, or source of, a creditor's claim did not manifest itself in time for the creditor to file the creditor's claim or the conduct giving rise to, or other source of, a creditor's claim, in each case which occurred prior to the commencement of our bankruptcy case, was not of a nature that such creditor could have fairly contemplated that it possessed a claim during the bankruptcy case;

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  a creditor did not timely file the creditor's claim in such bankruptcy case due to excusable neglect;

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  we are liable for liabilities under a federal and/or state theory of successor liability; or

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  the order of confirmation for our plan of reorganization was procured by fraud.

        To date, we have been able to successfully defend ourselves against such alleged liabilities and enforce and preserve the injunctions imposed pursuant to our confirmed plan of reorganization. If, however, we are determined to be subject to such liabilities, it could materially adversely affect our business, financial condition and results of operations.

Future terrorist attacks against the United States or increased domestic or international instability could have an adverse effect on our operations.

        Adverse developments in the war on terrorism, future terrorist attacks against the United States, or any outbreak or escalation of hostilities between the United States and any foreign power, may cause disruption to the economy, our business, our employees and our customers, which could adversely affect our revenues, operating expenses and financial condition.

Risks Related to Our Indebtedness

We have substantial indebtedness and may incur additional debt in the future.

        We are highly leveraged and we expect to have a significant amount of indebtedness in the foreseeable future. At March 31, 2014, we had $229.6 million of total debt outstanding, all of which was represented by our 6.75% senior notes due 2021 and a seller note in connection with the purchase of land. Subject to the limits contained in the agreements governing our indebtedness, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. Our unsecured revolving credit facility provides for borrowing availability of up to $40.0 million, subject to a borrowing base, which ranges from 40% to 100% of the value of specified types of assets. The terms of the facility provide that it may be increased up to an aggregate borrowing capacity of $100.0 million, subject to obtaining additional commitments for such borrowings and the satisfaction of borrowing base qualifications. In April 2014, we issued an additional $50.0 million in aggregate principal amount of our 6.75% senior notes due 2021. If we incur additional debt, the risks related to our high level of debt could intensify.

        Our high level of indebtedness could have detrimental consequences, including the following:

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  making it more difficult for us to satisfy our obligations with respect to our debt;

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  limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

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  requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

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  increasing our vulnerability to general adverse economic and industry conditions;

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  exposing us to the risk of increased interest rates as certain of our borrowings, including borrowings under our unsecured revolving credit facility, are at variable rates of interest;

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  limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

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  placing us at a disadvantage compared to other, less leveraged competitors; and

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  increasing our cost of borrowing.

We may not be able to generate sufficient cash to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

        As of March 31, 2014, after giving effect to the offering of $50.0 million of additional 6.75% senior notes due 2021 in April 2014, we would have had $279.6 million of debt outstanding. In addition, we have the ability to incur additional debt under our unsecured revolving credit facility that has current borrowing capacity of up to $40.0 million but that may be increased to an aggregate borrowing capacity of $100.0 million, subject to certain conditions. The senior notes mature in 2021 and bear interest at a rate of 6.75% per annum and, after giving effect to the offering of $50.0 million of additional senior notes in April 2014, we will be required to make semi-annual interest payments in the amount of $9.1 million. The unsecured revolving credit facility matures in January 2017 and, to the extent that we incur debt thereunder, such debt will accrue interest at a floating rate based on the prime rate or LIBOR and we will be required to make interest payments on a quarterly basis. We are not required to make principal payments on the notes or debt incurred under the unsecured revolving credit facility prior to the applicable maturity date. However, we may be required to offer to purchase the senior notes or prepay borrowings under the senior unsecured revolving credit facility if we sell certain of our assets or, in the case of the senior notes, upon a change of control.

        Our ability to make scheduled payments on or refinance our debt obligations, depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, support operations and meet other obligations.

        If our cash flows and capital resources are insufficient to fund our debt service and other obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures, if necessary, under the terms of the agreements governing our debt instruments or on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. Our debt instruments restrict our ability to dispose of assets and use the proceeds from those dispositions and also restrict our ability to raise additional debt. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.

        Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position and results of operations and our ability to satisfy our debt obligations.

        If we cannot make scheduled payments on our debt, we will be in default and the lenders or holders of our indebtedness could declare all outstanding principal and interest to be due and payable, the lenders under our unsecured revolving credit facility could terminate their commitments to loan money, secured lenders could foreclose against the assets securing their claims and we could be forced into bankruptcy or liquidation. All of these events could result in the loss of your investment in our Class A Common Stock.

The agreements governing our debt restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

        The agreements governing our debt impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interest, including restrictions on the Company and its restricted subsidiaries' ability to:

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  pay dividends or make other distributions or repurchase or redeem capital stock;

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  prepay, redeem or repurchase certain debt;

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  incur additional indebtedness and guarantee indebtedness;

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  issue certain preferred stock;

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  make loans and investments;

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  sell assets;

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  incur liens;

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  enter into transactions with affiliates;

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  alter the businesses we conduct;

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  enter into agreements restricting the ability of our subsidiaries to pay dividends; and

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  consolidate, merge or sell all or substantially all of our assets.

        In addition, the restrictive covenants in our unsecured revolving credit facility require us to maintain specified financial ratios and satisfy other financial condition tests. Our ability to comply with those financial ratios, tests and covenants may be affected by events beyond our control, and we may be unable to comply with them.

        A breach of the covenants or restrictions under an agreement governing our indebtedness could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under our unsecured revolving credit facility would permit the lenders under our unsecured revolving credit facility to terminate all commitments to extend further credit under that facility. Furthermore, if we were unable to repay the amounts due and payable under our secured indebtedness, the lenders of such indebtedness could proceed against the collateral granted to them to secure that indebtedness. In the event lenders or holders of our indebtedness accelerate the repayment of our indebtedness, we may not have sufficient assets to repay that indebtedness.

        As a result of the restrictions contained in the agreements governing our indebtedness, we may be:

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  limited in how we conduct our business;

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  unable to raise additional debt or equity financing to operate during general economic or business downturns; or

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  unable to compete effectively or to take advantage of new business opportunities.

        These restrictions may affect our ability to generate sufficient cash flow to make required payments on our debt. In addition, our financial results, our substantial indebtedness and our credit ratings could adversely affect the availability and terms of our financing.

Risks Related to Our Structure and Organization

Woodside Inc.'s only asset after the completion of this offering will be its interest in Woodside LLC, and accordingly it will be dependent upon distributions from Woodside LLC to make payments under the tax receivable agreement, pay dividends, if any, taxes and other expenses.

        Following the completion of the Offering and Reorganization Transactions, Woodside Inc. will be a holding company and will have no assets other than its ownership of LLC Units. Woodside Inc. will have no independent means of generating revenue. Woodside Inc. intends to cause Woodside LLC to make distributions to its members in an amount sufficient to cover all applicable taxes at assumed tax rates determined by Woodside Inc. as the sole managing member, payments under the tax receivable agreement and dividends, if any, declared by it. To the extent that Woodside Inc. needs funds, and Woodside LLC is restricted from making such distributions pursuant to the terms of the agreements governing its debt or under applicable law or regulation, or is otherwise unable to provide such funds, it could materially and adversely affect Woodside Inc.'s liquidity and financial condition. The earnings from, or other available assets of, Woodside LLC may not be sufficient to pay dividends or make distributions or loans to Woodside Inc. to enable it to make payments under the tax receivable agreement or pay any dividends, if any, on the Class A Common Stock, taxes and other expenses. See

"—We will be required to pay our existing owners for certain tax benefits we may claim arising in connection with this offering and related transactions, and the amounts we may pay could be substantial."

        Payments of dividends, if any, will be at the discretion of our Board of Directors after taking into account various factors, including our business, operating results and financial condition, current and anticipated cash needs, plans for expansion and any legal or contractual limitations on our ability to pay dividends. Our unsecured revolving credit facility and the indenture governing our 6.750% Senior Notes due 2021 include, and any financing arrangement that we enter into in the future may include, restrictive covenants that limit our ability to pay dividends and make distributions, including to Woodside Inc. Moreover, Woodside LLC is generally prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of Woodside LLC (with certain exceptions) exceed the fair value of its assets. Subsidiaries of Woodside LLC are generally subject to similar legal limitations on their ability to make distributions to Woodside LLC.

Our Principal Equityholders have substantial influence over our business, and their interests may differ from our interests or those of our other stockholders.

        Following this offering, funds managed by Oaktree and Stonehill will continue to hold approximately      % of the combined voting power of Woodside Inc. In addition, pursuant to stockholders agreements that we will enter into with each of our Principal Equityholders prior to the consummation of this offering, for so long as a Principal Equityholder or its affiliates collectively own at least 60% of the shares of our Class A Common Stock held by such Principal Equityholder at the consummation of this offering (determined on an as-exchanged basis) after giving effect to the purchase of LLC Units from Woodside LLC's existing owners with the net proceeds therefrom and sales by the selling stockholders in this offering, such Principal Equityholder will be entitled to nominate two members of our Board of Directors and one member of each committee of our Board of Directors (subject to applicable independence requirements). When a Principal Equityholder or its affiliates collectively own less than 60%, but at least 20%, of the shares of our Class A Common Stock held by such Principal Equityholder at the consummation of this offering (determined on an as-exchanged basis) after giving effect to the purchase of LLC Units from Woodside LLC's existing owners with the net proceeds therefrom and sales by the selling stockholders in this offering, such Principal Equityholder will be entitled to nominate one member of our Board of Directors and one member of each committee of our Board of Directors (subject to applicable independence requirements). See "Certain Relationships and Related Party Transactions—Stockholders Agreements" and "Management and Directors—Voting Arrangement."

        The stockholders agreements and the limited liability company agreement of Woodside LLC will also provide that the Principal Equityholders will have preemptive rights with respect to certain offerings of the common equity of Woodside Inc. and LLC Units and certain offerings of securities convertible into, exchangeable for or representing the right to acquire the common equity of Woodside Inc. and LLC Units. In the event that the Principal Equityholders exercise such preemptive rights, our ability to raise the portion of the required capital that is not funded by the Principal Equityholders could be adversely affected, including because of investor concerns regarding liquidity, the continued power of the Principal Equityholders to exercise significant influence over us and for other reasons. Furthermore, Woodside Inc. will not have the right to transfer all or a portion of its LLC Units to any person without the consent of each Principal Equityholder that owns at least 10% of the then outstanding LLC Units, other than in connection with a change of control transaction with respect to which all of the LLC Units (other than LLC Units held by Woodside Inc.) are exchanged pursuant to the terms of the exchange agreement. See "Certain Relationships and Related Party Transactions—Limited Liability Company Agreement of Woodside Homes Company, LLC" and "Certain

Relationships and Related Party Transactions—Stockholders Agreements." Due to their ownership and the terms of the stockholders agreements, our Principal Equityholders have the power to exercise significant influence over us and our subsidiaries, including the power to:

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  elect a majority of the members of our Board of Directors and the committees thereof and exert significant influence in the removal of directors not nominated by them;

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  agree to sell or otherwise transfer a stake in our Company, which may result in the acquisition of effective control of our Company by a third party; and

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  determine or significantly influence the outcome of substantially all actions requiring stockholder approval, including transactions with related parties, corporate reorganizations, acquisitions and dispositions of assets, and dividends.

        Our amended and restated bylaws and certificate of incorporation will provide that for so long as either of the Principal Equityholders owns at least 10% of the outstanding shares of our Class A Common Stock (determined on an as-exchanged basis), directors other than the nominees of the Principal Equityholders may be removed from office with or without cause by the affirmative vote of holders of at least 60% of the voting power of all then outstanding shares of stock entitled to vote generally in the election of directors, voting as a single class so long as one or both of our Principal Equityholders owning at least 10% of our Class A Common Stock (determined on an as-exchanged basis) votes in favor of such removal. Our amended and restated bylaws and certificate of incorporation will further provide that directors nominated by the Principal Equityholders may be removed with or without cause by holders of a majority of the voting power of all then outstanding shares of stock entitled to vote generally in the election of directors, voting as a single class, so long as the Principal Equityholder that nominated such director votes in favor of such removal. In addition, notwithstanding the foregoing, a director may be removed with cause by the affirmative vote of the holders of at least 66 2/3% of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors.

        The interests of our Principal Equityholders may differ from our interests or those of our other stockholders and the concentration of control in our Principal Equityholders will limit other stockholders' ability to influence corporate matters. The concentration of ownership and voting power of our Principal Equityholders may also delay, defer or even prevent an acquisition by a third party or other change of control of our company and may make some transactions more difficult or impossible without the support of our Principal Equityholders, even if such events are in the best interests of our other stockholders. In addition, as a result of the concentration of voting power among the Principal Equityholders, we may take actions that our other stockholders do not view as beneficial, which may adversely affect our results of operations and financial condition and cause the value of your investment in our Class A Common Stock to decline.

        In addition, because the Principal Equityholders hold their ownership interest in our business directly and/or indirectly through Woodside LLC, rather than through Woodside Inc., the public company, these existing owners may have conflicting interests with holders of shares of our Class A Common Stock. For example, if Woodside LLC makes distributions to Woodside Inc., our existing owners will also be entitled to receive distributions pro rata in accordance with the percentages of their respective LLC Units and their preferences as to the timing and amount of any such distributions may differ from those of our public shareholders. Our existing owners may also have different tax positions from us which could influence their decisions regarding whether and when to dispose of assets, especially in light of the existence of the tax receivable agreement that Woodside Inc. and Woodside LLC will enter into in connection with this offering, whether and when to incur new, or refinance existing, indebtedness, and whether and when Woodside Inc. should terminate the tax receivable agreement and accelerate its obligations thereunder. In addition, the structuring of future transactions may take into consideration these existing owners' tax or other considerations even where no similar benefit would accrue to us. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

We are an "emerging growth company" and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our Class A common stock may be less attractive to investors.

        We are an "emerging growth company," as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, which may increase the risk that weaknesses or deficiencies in our internal control over financial reporting go undetected, and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, which may make it more difficult for investors and securities analysts to evaluate our company. In addition, we have elected under the JOBS Act to provide only two years of audited financial statements. As a result, our financial statements may not be comparable to companies that provide three years of audited financial statements. We may take advantage of these and other reporting and governance exemptions until we are no longer an emerging growth company, which in certain circumstances could be until as late as December 31, 2019. If some investors find our Class A Common Stock less attractive because we rely on these and other exemptions, there may be a less active trading market for our Class A Common Stock and our stock price may be more volatile.

We will be required to pay our existing owners for certain tax benefits we may claim arising in connection with this offering and related transactions, and the amounts we may pay could be substantial.

        Woodside Inc. and Woodside LLC will enter into a tax receivable agreement with the existing owners of Woodside LLC that will provide for the payment by Woodside Inc. to Woodside LLC's existing owners of 85% of the amount of tax benefits, if any, that Woodside Inc. realizes (or is deemed to realize in the case of an early termination payment by us, a change in control or a breach by us of our material obligations under the tax receivable agreement, as discussed below) as a result of (i) the possible future increases in tax basis resulting from Woodside Inc.'s purchase with a portion of the net proceeds of this offering or exchanges of LLC Units (in the case of exchanges, together with an equal number of shares of Class B Common Stock) and (ii) certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. See "The Reorganization of Our Corporate Structure" and "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

        Any increases in tax basis, as well as the amount and timing of any payments under the tax receivable agreement, cannot reliably be predicted at this time. The amount of any such increases and payments will vary depending upon a number of factors, including, but not limited to, the timing of exchanges, the price of our Class A Common Stock at the time of the exchanges, the amount, character and timing of our income and the tax rates then applicable.

        The payments that we may make under the tax receivable agreement could be substantial. Assuming no material changes in the relevant tax law and based on our current operating plan and other assumptions, including our estimate of the tax basis of our assets as of December 31, 2013 and that Woodside Inc. earns sufficient taxable income to realize all the tax benefits that are subject to the tax receivable agreement, we expect future payments under the tax receivable agreement relating to the purchase by Woodside Inc. of LLC Units as part of this offering to aggregate $             million (or $             million if the underwriters exercise their over-allotment option in full) and to range over the next 15 years from approximately $             million to $             million per year (or approximately $             million to $             million per year if the underwriters exercise their over-allotment option in full) and decline thereafter. The foregoing numbers are merely estimates that are based on current assumptions. The amount of actual payments could differ materially.

        Future payments to our existing owners in respect of subsequent exchanges would be in addition to these amounts and are expected to be substantial as well. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding tax receivable agreement payments. There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, the payments under the tax receivable agreement exceed the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreement and/or distributions to Woodside Inc. by Woodside LLC are not sufficient to permit Woodside Inc. to make payments under the tax receivable agreement after it has paid taxes. Woodside Inc. will be required to make a good faith effort to maintain sufficient available cash (which is defined as cash and cash equivalents on hand less amounts of cash reserves reasonably established in good faith to provide for the proper conduct of its business or to comply with applicable law or Woodside Inc.'s debt obligations) to make required payments under the tax receivable agreement, including using good faith efforts to cause Woodside LLC to make distributions to Woodside Inc. to make such payments and borrowing funds under available credit facilities to the extent that such credit facilities would permit such funds to be applied to make payments under the tax receivable agreement, such borrowing is reasonably determined by our board of directors to be in the best interest of Woodside Inc. and Woodside LLC and so long as there is no default (and the borrowing would not result in a default) under credit or other agreements governing indebtedness of Woodside Inc. or Woodside LLC. The amount of available cash required to be maintained by Woodside Inc. will depend on the payments then due or expected to become due under the tax receivable agreement and the amount of cash that is determined by our board of directors to be reasonably necessary for the proper conduct of our business. Although payments under the tax receivable agreement and the reservation of available cash to meet such obligations will impact Woodside Inc.'s available cash for other purposes, so long as the payments under the tax receivable agreement do not exceed the actual benefits we realize in respect of the applicable tax attributes, we do not expect that those payments or reserves will materially adversely affect Woodside Inc.'s overall liquidity as such amounts are expected to be funded by distributions made by Woodside LLC that would have otherwise been applied to pay Woodside Inc. taxes that would have been payable in the absence of the tax benefits arising from the purchase of LLC Units in this offering and future exchanges of LLC Units. The amended and restated limited liability company agreement of Woodside LLC that we will enter into in connection with the Offering and Reorganization Transactions will require Woodside LLC to make tax distributions (subject to certain limitations) to its members.

        In the event that the tax distributions that Woodside LLC makes to Woodside Inc. as a holder of LLC Units are insufficient to fund our obligations arising under the tax receivable agreement, additional distributions from Woodside LLC will be necessary to fund such obligations. In accordance with the terms of Woodside LLC's amended and restated limited liability company agreement, any such distribution will be made on a pro rata basis in accordance with the number of LLC Units held by each holder. Accordingly, in the event that Woodside LLC makes a distribution to Woodside Inc. to fund a payment under the tax receivable agreement, all other holders of LLC Units will receive a pro rata share of any such distribution. If for any reason Woodside LLC were unable to make tax or other distributions in an amount that is sufficient for Woodside Inc. to make required payments under the tax receivable agreement or Woodside Inc. otherwise lacks sufficient funds to make such required payments, interest would accrue on any unpaid amounts at the London Interbank Offered Rate, or LIBOR, plus 500 basis points until they are paid.

In certain cases, payments under the tax receivable agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the tax receivable agreement.

        The tax receivable agreement will provide that in the event that we exercise our right to early termination of the tax receivable agreement, there is a change in control or a breach by us of our material obligations under the tax receivable agreement, the tax receivable agreement will terminate, and we will be required to make a payment equal to the present value of future payments under the tax receivable agreement, which payment would be based on the corporate income tax rate in effect on the termination date and certain assumptions, including those relating to our future taxable income. In these situations, our obligations under the tax receivable agreement could have a substantial negative impact on our liquidity, and there can be no assurance that we will be able to finance our obligations under the tax receivable agreement.

        In addition, these obligations could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control, in particular in circumstances where our existing owners have interests that differ from those of other shareholders. Because our existing owners will retain a significant ownership interest following the offering, we expect that our existing owners will have effective control over the outcome of votes on all matters requiring approval by our stockholders and accordingly actions that affect such obligations under the tax receivable agreement may be taken even if other stockholders oppose them. For example, we may voluntarily terminate the tax receivable agreement by paying an early termination payment, and although this decision would be made by our Board of Directors and management, our Principal Equityholders could exert substantial influence over this decision by virtue of their ability to designate members of our Board of Directors in accordance with the terms of the stockholders agreements we expect to enter into with each of them in connection with the Offering and Reorganization Transactions.

        Payments under the tax receivable agreement will be based on the tax reporting positions that we determine. Although we are not aware of any material issue that would cause the Internal Revenue Service (the "IRS") to challenge a tax basis increase, we will not be reimbursed for any payments previously made under the tax receivable agreement. No assurance can be given that the IRS will agree with the allocation of value among our assets. As a result, in certain circumstances, payments could be made under the tax receivable agreement in excess of the benefit that we actually realize in respect of the increases in tax basis resulting from our purchases or exchanges of LLC Units (in the case of exchanges, together with an equal number of shares of our Class B Common Stock) and certain other tax benefits related to our entering into the tax receivable agreement. Additionally, although our tax reporting positions will be determined by our Board of Directors and management, by virtue of their ability to designate members of our Board of Directors in accordance with the terms of the stockholders agreements we will enter into with each of them in connection with the Offering and Reorganization Transactions, our Principal Equityholders could exert substantial influence over tax reporting position determinations upon which payments under the tax receivable agreement are made.

We may not be able to realize all or a portion of the tax benefits that are expected to result from the purchase of LLC Units with a portion of the net proceeds of this offering and future exchanges of LLC Units (together with an equal number of shares of our Class B Common Stock) and payments made under the tax receivable agreement itself.

        Our ability to benefit from any depreciation or amortization deductions or to realize other tax benefits that we currently expect to be available as a result of the increases in tax basis created by the purchase of LLC Units from certain of our existing owners with a portion of the net proceeds of this offering and future exchanges of LLC Units (together with an equal number of shares of our Class B Common Stock), and our ability to realize certain other tax benefits attributable to payments under the tax receivable agreement itself, depend on a number of assumptions, including that we earn sufficient taxable income each year during the period over which such deductions are available and that there are no adverse changes in applicable law or regulations. To realize the benefits of the aggregate increase in tax basis in our assets that will result from the purchase of LLC Units from Woodside LLC's existing owners with a portion of the net proceeds of this offering, based on the most recent available tax basis information, we estimate that we will need to generate an aggregate of approximately $            in taxable income (assuming that shares of Class A Common Stock sold in this offering are sold at $            per share of Class A Common Stock, which is the midpoint of the price range indicated on the front cover of this prospectus) in excess of the taxable income we would have generated without regard to such basis increase. However, this estimate of the amount of taxable income necessary to recognize the benefits of the expected increase in tax basis is based on information that is currently available to us and assumptions based on such information. Our ability to benefit from the tax basis increase will be impacted by a number of factors. Specifically, the increase in tax basis resulting from such purchases (or any future exchanges of LLC Units (together with shares of Class B Common Stock)) will be allocated to each asset held by us. With respect to our non-depreciable assets, such as our inventory, our ability to realize the tax benefit with respect to such asset will depend on generating sufficient income from the sale of the applicable individual asset to recognize the full benefit of the tax basis increase allocated to such asset. We may not recognize the benefit of the increase in basis with respect to a particular asset if we do not sell such asset at a price that exceeds the basis that would have existed but for the basis increase. In addition, the amount of any tax benefit resulting from future exchanges of LLC Units (and therefore the amount of taxable income we will need to generate in order to realize the benefit from any such exchange) will depend on the value of the assets that we own as of the applicable exchange date, which cannot be predicted at this time. If our actual taxable income were insufficient and/or there were adverse changes in applicable law or regulations, we may be unable to realize all or a portion of these expected benefits and our cash flows and stockholders' equity could be negatively affected. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

We may have liabilities associated with the consummation of the Oaktree Blocker mergers.

        As part of the Offering and Reorganization Transactions, the Oaktree Blockers, each of which has elected to be taxed as a corporation for U.S. federal income tax purposes, will merge with one or more newly formed subsidiaries of Woodside Inc. in transactions intended to qualify as tax-free for U.S. federal income tax purposes. In connection with the Oaktree Blocker mergers, we will enter into merger agreements with the funds that own the Oaktree Blockers. Such merger agreements will contain customary representations and warranties and indemnities from such funds, including a representation that, immediately prior to the Oaktree Blocker mergers, the Oaktree Blockers will have no liabilities and no assets other than                         LLC Units and an indemnity with respect to such representation, which indemnity will terminate after five years. As a result of the Oaktree Blocker mergers, Woodside Inc. will indirectly become the owner of the LLC Units owned by the Oaktree Blockers. In the event representations made in the merger agreements prove to be untrue, Woodside Inc. may bear some, or all, of the risks relating to any such unknown or undisclosed liabilties, which could be significant.

Risks Related to Ownership of Our Class A Common Stock and This Offering

We have broad discretion to use a portion of the net proceeds from this offering and our investment of those proceeds may not yield a favorable return. In addition, we will not retain the portion of the net proceeds from this offering used to purchase LLC Units from existing owners.

        Woodside Inc. intends to use a portion of the net proceeds from this offering to acquire newly-issued LLC Units from Woodside LLC. Woodside LLC intends to use such proceeds for growth capital, including the acquisition of land, and general corporate purposes. However, our management will have broad discretion to spend these proceeds in ways with which you may not agree. The failure of our management to apply these funds effectively could result in unfavorable returns. This could harm our business and could cause the price of our Class A Common Stock to decline.

        In addition, we intend to use $                 million of the net proceeds from this offering to purchase LLC Units from our existing owners, as described under "The Reorganization of Our Corporate Structure" and "Use of Proceeds." Woodside Inc. will not retain any of the proceeds used to purchase LLC Units from our existing owners and such proceeds will not be available to fund our future growth.

There is no existing market for our Class A Common Stock. As a result, the share price for our Class A Common Stock may fluctuate significantly.

        Prior to this offering, there has been no public market for our Class A Common Stock. We cannot provide assurance that an active trading market will develop upon completion of this offering or, if it does develop, that it will be sustained, which may make it difficult for your to sell your shares of Class A common Stock at an attractive price or at all. The initial public offering price of our Class A Common Stock will be determined by negotiation among us and the representatives of the underwriters and may not be representative of the price that will prevail in the open market after the completion of this offering. See "Underwriting" for a discussion of the factors that were considered in determining the initial public offering price.

        The market price of our Class A Common Stock after this offering may be significantly affected by factors such as quarterly variations in our results of operations, changes in government regulations, general market conditions specific to the homebuilding industry, changes in interest rates, changes in general economic and political conditions, volatility in the financial markets, threatened or actual litigation or government investigations, the addition or departure of key personnel, actions taken by our shareholders, including the sale or other disposition of their shares of our Class A Common Stock, differences between our actual financial and operating results and those expected by investors and analysts and changes in analysts' recommendations or projections.

        These and other factors may lower the market price of our Class A Common Stock, even though they may or may not affect our actual operating performance. As a result, our Class A Common Stock may trade at prices significantly below the public offering price or net tangible book value.

        Furthermore, in recent years the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our Class A Common Stock could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce the price of our Class A Common Stock and materially affect the value of your investment.

The offering price per share of our Class A Common Stock offered by this prospectus may not accurately reflect the value of your investment.

        Prior to this offering there has been no market for our common stock. The offering price per share of our Class A Common Stock offered by this prospectus was negotiated among us, the selling stockholders and the representatives of the underwriters. Among the factors considered in determining the offering price were the information presented in this prospectus; the history of, the economic conditions in and prospects for, the industry in which we compete; our markets; the ability of our management; the prospects for our future earnings; our results of operations and our current financial condition; the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and the general condition of the securities markets at the time of this offering.

The offering price may not accurately reflect the value of our common stock and may not be realized upon any subsequent disposition of the shares.

If you purchase shares of our Class A Common Stock in this offering, you will suffer immediate and substantial dilution of your investment.

        The initial public offering price of our Class A Common Stock is substantially higher than the pro forma net tangible book value per share of our Class A Common Stock. Therefore, if you purchase shares of our Class A Common Stock in this offering, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our Class A Common Stock and the pro forma net tangible book value per share of our Class A Common Stock after this offering. See "Dilution."

You will incur additional dilution if we raise additional capital through the issuance of new equity securities at a price lower than the initial public offering price of our Class A Common Stock or issue shares in connection with our equity incentive plan.

        If we raise additional capital through the issuance of new equity securities at a lower price than the initial public offering price, you will be subject to additional dilution. If we are unable to access the public markets in the future, or if our performance or prospects decrease, we may need to consummate a private placement or public offering of our Class A Common Stock at a lower price than the initial public offering price. In addition, any new securities may have rights, preferences or privileges senior to our Class A Common Stock. Additionally, we have reserved            shares of our Class A Common Stock for issuance under our 2014 Equity Incentive Plan, including 505,000 shares of our Class A Common Stock issuable upon the exercise of stock options that we intend to grant to our named executive officers and 190,000 shares of restricted Class A Common Stock that we intend to grant to our named executive officers and directors at the time of this offering. See "Executive Compensation—2014 Equity Incentive Plan."

The market price of our Class A Common Stock could decline due to the large number of shares of Class A Common Stock eligible for future sale upon the exchange of LLC Units by holders of our Class B Common Stock.

        After completion of this offering, approximately             shares of Class A Common Stock will be owned by the Oaktree Blockers (assuming that the underwriters do not exercise their overallotment option) and            LLC Units of Woodside LLC will be owned by holders of our Class B Common Stock (assuming that the underwriters do not exercise their overallotment option). Under the exchange agreement, each holder of shares our Class B Common Stock will be entitled to exchange its LLC Units together with an equal number of shares of our Class B Common Stock for shares our Class A Common Stock, as described under "The Reorganization of Our Corporate Structure" and "Certain Relationships and Related Party Transactions—Exchange Agreement." We will enter into a registration rights agreement with our Principal Equityholders pursuant to which we will grant registration rights with respect to the shares of Class A Common Stock held by our Principal Equityholders or delivered in exchange for their LLC Units and shares of our Class B Common Stock. Certain of our existing owners will be entitled to participate in registered offerings pursuant to the terms of our amended and restated limited liability company agreement. See "The Reorganization of Our Corporate Structure" and "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

        The market price of our Class A Common Stock could decline as a result of sales of a large number of shares of our Class A Common Stock eligible for future sale, including upon the exchange of LLC Units and shares of our Class B Common Stock, or the perception that such sales could occur. These sales, or the possibility that these sales may occur, may make it more difficult for holders of our Class A Common Stock to sell such stock in the future at a time and at a price that they deem appropriate. In addition, they may make it more difficult for us to raise additional capital by selling equity securities in the future. See "Shares Eligible for Future Sale."

The requirements of being a public company may strain our financial and other resources, divert management's attention and affect our ability to attract and retain qualified board members.

        As a public company, we will incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements under the Exchange Act. We will also incur costs associated with the Sarbanes-Oxley Act, the Dodd-Frank Act and related rules implemented or to be implemented by the Securities and Exchange Commission ("SEC") and the NYSE. The laws, rules and regulations applicable to public companies have become increasingly complex, and, as a result, expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. Compliance with any of these requirements may place a strain on our financial and other resources, in particular in the initial period following the completion of this offering as we continue to implement systems, protocols and procedures designed to help us comply with existing requirements and standards that we will become subject to over time and when we cease to be an emerging growth company, such as the standards regarding internal control over financial reporting mandated by Section 404 of the Sarbanes-Oxley Act.

        We expect the laws, rules and regulations applicable to public companies to increase our legal and financial compliance costs, divert management's attention to ensuring compliance and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. We have hired a number of people to assist with the enhanced requirements of being a public company but still need to hire more people for that purpose, and there can be no assurance that we will be able to identify and hire qualified personnel in a timely manner. In addition, these laws, rules and regulations could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, these laws, rules and regulations could make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors or as executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A Common Stock, fines, sanctions and other regulatory action, which could have a material adverse impact on the market price of our Class A Common Stock.

        As an emerging growth company, we intend to take advantage of certain temporary exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We cannot predict or estimate the amount of additional costs we may incur as a result of our obligations to comply with these requirements once we no longer qualify as an emerging growth company under the JOBS Act, and any such costs may be material.

Our internal control over financial reporting does not currently meet the standards required by Section 404 of the Sarbanes-Oxley Act and we have identified a material weakness in our internal controls over financial reporting.

        As a privately held company, we have not been required to maintain internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404 of the Sarbanes-Oxley Act. We anticipate being required to meet these standards in the course of preparing our consolidated financial statements as of and for the year ended December 31, 2015, and our management will be required to report on the effectiveness of our internal control over financial reporting for such year. Additionally, once we are no longer an emerging growth company, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting on an annual basis. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation.

        Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. We are currently in the process of reviewing, documenting and testing our internal control over financial reporting, but we are not currently in compliance with, and we cannot be certain when we will be able to implement the requirements of Section 404 of the Sarbanes-Oxley Act. In connection with the audit of our financial statements for the year ended December 31, 2013, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. A material weakness is defined under the standards issued by the Public Company Accounting Oversight Board as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected and corrected on a timely basis. Specifically, our independent registered public accounting firm identified a control deficiency related to a failure in the design of a quarterly retrospective review of significant estimates. If our internal controls had been designed effectively, they would have detected that our methodology used to estimate the accrual for unrecorded liabilities was inadequate in making estimates at the quarterly interim periods. This deficiency resulted in errors in our quarterly estimated accrual for unrecorded liabilities relating to costs incurred for homebuilding and construction costs for which the applicable vendor had not submitted an invoice as of the end of the applicable quarter. The methodology that we used to estimate the unrecorded liabilities with respect to such amounts was based on a rolling average of the prior three months invoice amounts that were received after month-end. This methodology did not adequately take into account increases in costs incurred for homebuilding and construction resulting from increased construction activity due to improved demand for new homes or seasonality compared to the rolling average for the applicable period. As a result of the methodology that we employed in making quarterly estimates, the errors in our quarterly estimated accrual for unrecorded liabilities were not detected when we prepared our financial statements for the first three quarters of 2013. Therefore, accounts payable and a corresponding entry for inventory reflected on the balance sheet as of the end of each such quarter were lower than the amounts that would have been reported if the accruals had been properly recorded resulting in adjustments to our quarterly financial statements for the first three quarters of 2013. The audit of our annual financial statements as of December 31, 2013 and 2012 did not reveal any errors with respect to our accrual of unrecorded liabilities as of such dates.

        We have changed the methodology that we use to estimate accruals for homebuilding construction and land development costs, which was implemented for the quarter ended March 31, 2014, and have implemented new controls over the verification of the accuracy of the estimate of the accrued liability. Pursuant to the newly-implemented methodology and controls, the Company estimates its accrual for unrecorded liabilities relating to costs incurred for homebuilding construction and land development costs for which invoices have not yet been received on a monthly basis. The Company uses monthly reports by field management regarding the stage of completion of construction of each project, which reports are separately verified by an inspection conducted by management of the applicable division. The Company then accrues a liability in an amount equal to the difference between the costs that have been budgeted based on the reported stage of completion of its projects and the amount that has actually been accrued or paid in respect of such budgeted items at the end of the applicable month. We cannot assure you that the material weakness has been fully remediated because the new methodology and controls have not been in place for a sufficient period of time to conclude that they are operating effectively. Further, as we gain more experience with this new methodology there may be more controls deemed necessary or a revision to the controls being implemented. In addition, we cannot assure you that we will not identify weaknesses or deficiencies in our internal controls in the future that could result in errors in our financial statements and require us to restate our financial statements or cause us to fail to meet our reporting obligations. Any failure to remediate material weaknesses or maintain or implement required new or improved controls, or difficulties encountered in their implementation, could result in additional material weaknesses or deficiencies, harm our operating results, or cause us to fail to meet our reporting obligations. Any such weaknesses or deficiencies in our internal controls could require management to devote significant time and incur significant expense for remediation and could cause our stockholders to lose confidence in our reported financial information, which could materially and adversely affect us and have a negative effect on the trading price of our Class A Common Stock.

        In addition, we may encounter problems or delays in implementing any changes necessary to make a favorable assessment of our internal control over financial reporting. Further, once we are no longer an emerging growth company, we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation in connection with the attestation provided by our independent registered public accounting firm. If we cannot favorably assess the effectiveness of our internal control over financial reporting, or if our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal controls, investors could lose confidence in our financial information and the trading price of our Class A Common Stock could decline.

        In connection with our future evaluation of our internal controls over financial reporting, we may need to upgrade our systems or create new systems, implement additional financial and management controls, reporting systems and procedures, create or outsource an internal audit function, and hire additional accounting and finance staff. If we are unable to accomplish these objectives in a timely and effective fashion, our ability to comply with the financial reporting requirements and other rules that apply to reporting companies could be impaired. Any failure to maintain effective internal control over financial reporting could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations and the trading price of our Class A Common Stock.

We do not intend to pay dividends on our common stock in the foreseeable future, and the payment of dividends will be restricted by the terms of our debt agreements and the stockholders agreements we will enter into with each of our Principal Equityholders.

        We do not plan to pay any cash dividends on our common stock in the foreseeable future. Any determination to pay dividends to the holders of our common stock will be at the discretion of our Board of Directors and depend on our financial condition, results of operations and such other factors as our Board of Directors deems relevant at the time. Additionally, the indenture governing the 6.750% Senior Notes due 2021 and the terms of the agreement governing the unsecured revolving credit facility restrict the payment of dividends or distributions by Woodside LLC, including to Woodside Inc., and we may be further restricted under our future debt agreements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition and Liquidity—Capital Resources." Therefore, you are not likely to receive any dividends on your Class A Common Stock for the foreseeable future. Accordingly, you may need to sell your shares of Class A Common Stock to realize a return on your investment, and you may not be able to sell your shares above the price you paid for them.

Anti-takeover provisions in our charter documents and provisions of Delaware law may delay or prevent our acquisition by a third party, which might diminish the value of our Class A Common Stock. Provisions in our debt agreements may also require an acquirer to refinance our outstanding indebtedness if a change of control occurs, which could discourage or increase the costs of a takeover.

        In addition to our Principal Equityholders owning approximately      % of the combined voting power of our common stock following the consummation of this offering and the provisions of our stockholders agreements that will entitle each of our Principal Equityholders to nominate members of our Board of Directors and a member of each committee of our board of directors so long as such Principal Equityholder or its affiliates collectively own at least 20% of the shares of our Class A Common Stock held by such Principal Equityholder at the consummation of this offering (determined on an as-exchanged basis) after giving effect to the purchase of LLC Units from Woodside LLC's existing owners with the net proceeds therefrom and sales by the selling stockholders in this offering, our amended and restated certificate of incorporation and bylaws will contain provisions which could make it harder for a third party to acquire us. These provisions include certain super-majority approval requirements and limitations on actions by our stockholders. In addition, our Board of Directors will have the right to issue preferred stock without stockholder approval that could be used to dilute a potential hostile acquirer. Our amended and restated certificate of incorporation will also impose some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock other than the Principal Equityholders and certain of their transferees. See "Description of Capital Stock."

        These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, including transactions that our stockholders may deem advantageous, and negatively affect the trading price of our Class A Common Stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

        Under our unsecured revolving credit facility, a takeover of our company would likely constitute a "change of control" and be deemed to be an event of default under such facility, which would therefore require a third-party acquirer to refinance any outstanding indebtedness under the unsecured revolving credit facility in connection with such takeover. Under the indenture governing our 6.750% Senior Notes due 2021, any "change of control" would require us or a third-party acquirer to make an offer to noteholders to repurchase such notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest. In addition, the tax receivable agreement will provide that, in the event of a change of control, we will be required to make a payment equal to the present value of estimated future payments under the tax receivable agreement, which would result in a significant payment becoming due in the event of a change of control. These change of control provisions, and similar provisions in future agreements, are likely to increase the costs of any takeover and may discourage, delay or prevent an acquisition of our company by a third party.

Our shareholders do not have the right to cumulative votes in the election of our directors and a small number of existing shareholders control our company, which could limit your ability to influence the outcome of shareholder votes.

        Our shareholders do not have the right to cumulative votes in the election of our directors. Cumulative voting, in some cases, could allow a minority group to elect at least one director to our board. Because there is no provision for cumulative voting, a minority group will not be able to elect any directors. Accordingly, the holders of a majority of the shares of common stock, present in person or by proxy, will be able to elect all of the members of our Board of Directors, other than those appointed by our Principal Equityholders in accordance with the terms of the stockholders agreement we intend to enter into in connection with this offering. See "Certain Relationships and Related Party

Transactions—Stockholders Agreement." Our Principal Equityholders will beneficially own approximately        % of our Class A Common Stock determined (on an as-exchanged basis) following the consummation of the Offering and Reorganization Transactions. As a result, they may be able to exercise significant influence over the outcome of shareholder votes, including votes concerning the election and removal of directors, the adoption or amendment of provisions in our certificate of incorporation or bylaws and the approval of mergers and other significant corporate transactions.

Limitations on director and officer liability and indemnification of our Company's officers and directors by us may discourage stockholders from bringing suit against an officer or director.

        Limitations on director and officer liability and indemnification of our directors and officers by us may discourage stockholders from bringing suit against an officer or director. Our amended and restated certificate of incorporation will provide, with certain exceptions as permitted by Delaware law, that a director or officer shall not be personally liable to us or our stockholders for the breach of any fiduciary duty as a director or officer, except for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or unlawful payments of dividends. These provisions may discourage stockholders from bringing suit against a director or officer for breach of a fiduciary duty and may reduce the likelihood of derivative litigation brought by stockholders on our behalf against a director or officer.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

        Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employee to us or our stockholders, (3) any action asserting a claim against us or our directors, officers or employees arising pursuant to any provision of the the Delaware General Corporation Law ("DGCL") or our certificate of incorporation or bylaws, or (4) any action against us or our directors, officers or employees asserting a claim governed by the internal affairs doctrine, in each such case, subject to such Court of Chancery having subject matter and personal jurisdiction over the parties that are indispensable to such action. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our amended and restated certificate of incorporation described in the preceding sentence. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Future offerings of debt securities or additional or increased loans, which would rank senior to our common stock upon our bankruptcy or liquidation, and future offerings of equity securities that may be senior to our common stock for the purposes of dividend and liquidating distributions, may adversely affect the market price of our common stock.

        In the future, we may attempt to increase our capital resources through offerings of debt securities, entering into or increasing amounts under our loan agreements or additional offerings of equity securities. Upon bankruptcy or liquidation, holders of our debt securities, including holders of our 6.750% Senior Notes due 2021, and shares of preferred stock and lenders with respect to our indebtedness, including our unsecured revolving credit facility, will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Our preferred stock, if issued, will likely have a preference on liquidating distributions or a preference on dividend payments or both that could limit our ability to make a dividend distribution to the holders of our common stock. Our decision to issue securities in any future offering or enter into or increase loan amounts will depend on our management's views on our capital structure and financial results, as well as market conditions and other factors beyond our control. As a result, we cannot predict or estimate the amount, timing or nature of any such future transaction, and purchasers of our common stock in this offering bear the risk of our future transactions reducing the market price of our common stock and diluting their ownership interest in our company.

If securities analysts do not publish research or reports about our company, or if they issue unfavorable commentary about us or our industry and markets or downgrade our Class A Common Stock, the price of our Class A Common Stock could decline.

        The trading market for our Class A Common Stock will depend in part on the research and reports that third-party securities analysts publish about our company and our industry and markets. One or more analysts could downgrade our Class A Common Stock or issue other negative commentary about our company or our industry or markets. In addition, we may be unable or slow to attract sufficient research coverage. Alternatively, if one or more of these analysts cease coverage of our company, we could lose visibility in the market. As a result of one or more of these factors, the trading price and volume of our Class A Common Stock could decline.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements, which involve risks and uncertainties. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes," "estimates," "projects," "anticipates," "expects," "intends," "may," "will" or "should" or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies, the industry in which we operate and potential acquisitions. We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results. All forward-looking statements are based upon information available to us or, in the case of forward-looking statements included under "Market Overview" in Appendix A hereto, JBREC on the date of this prospectus.

        By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity and the development of the industry in which we operate are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause our results to vary from expectations include, but are not limited to:

  •
  a decline in macroeconomic conditions and other factors outside our control, such as changes in consumer confidence and increases in unemployment levels;

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  extreme volatility in the homebuilding industry due its sensitivity to macro, regional and local economic conditions;

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  fluctuations and declines in the market value of land;

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  fluctuations in the market value of land may have an adverse effect on the value of our inventory;

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  limitations on the availability and increases in the cost of home mortgage financing;

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  changes in home mortgage interest rates and tax laws affecting home ownership;

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  increases in cancellation rates;

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  difficulty in maintaining profitability;

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  cyclicality of our operating results;

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  undue or unforeseen delays in our business activities;

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  increases in unemployment or underemployment leading to an increase in the number of loan delinquencies and property repossessions;

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  scarcity of suitable land at reasonable prices;

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  market fluctuations between the time we acquire undeveloped land and the time we sell and close on all units in the project;

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  difficulty in obtaining capital;

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  adverse weather and geological conditions;

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  competition for home sales from competitors in the homebuilding industry and other sellers of homes;

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  limited geographic diversification;

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  loss of key personnel;

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  limited availability and skill of subcontractors;

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  shortages of and/or price increases in utilities, raw materials and labor;

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  adverse litigation judgments or settlements;

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  inadequate insurance coverage;

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  inflation; seasonality of our business;

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  inability to obtain suitable bonding;

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  governmental and environmental regulations, expenditures and liabilities;

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  inability to realize the benefits of acquisitions or other strategic initiatives;

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  reputational damage from any major health and safety incident;

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  healthcare costs;

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  our reputation as a homebuilding company;

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  the substantial influence of our Principal Equityholders over our business and potential conflicting interests of the Principal Equityholders and other holders of Class A Common Stock;

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  liabilities arising prior to our reorganization;

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  terrorism or increased domestic or international instability;

  •
  our indebtedness; and

  •
  restrictions on our operations placed by the agreements governing our debt.

        We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. We urge you to read this entire prospectus carefully, including the sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Market Overview" in Appendix A hereto and "Description of Our Business," for a more complete discussion of the factors that could affect our future performance and the industry in which we operate. In light of these risks, uncertainties and assumptions, the forward-looking events described in this prospectus may not occur.

        Investors are urged not to place undue reliance on forward-looking statements. In addition, the Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of anticipated or unanticipated events or changes to projections over time unless required by federal securities laws. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in this prospectus.

 THE REORGANIZATION OF OUR CORPORATE STRUCTURE

        The following chart summarizes our organizational structure following the consummation of the Offering and Reorganization Transactions. This chart is provided for illustrative purposes only.

(1)
Shares of Class A Common Stock and Class B Common Stock vote as a single class. Each share of our Class A Common Stock and our Class B Common Stock will entitle its holder to one vote.

(2)
As part of the Offering and Reorganization Transactions, the Oaktree Blockers, each of which has elected to be taxed as a corporation for U.S. federal income tax purposes, will merge with one or more newly formed subsidiaries of Woodside Inc. in transactions intended to qualify as tax-free for U.S. federal income tax purposes. In the Oaktree Blocker mergers, the Oaktree managed entities that own the Oaktree Blockers will receive solely            shares of Class A Common Stock of Woodside Inc. as consideration in the mergers (or, one share of Class A Common Stock for each LLC Unit owned). In connection with the Oaktree Blocker mergers, we will enter into merger agreements with the funds that own the Oaktree Blockers. Such merger agreements will contain customary representations and warranties and indemnities from such funds, including a representation that, immediately prior to the Oaktree Blocker mergers, the Oaktree Blockers will have no liabilities and no assets other than                         LLC Units and an indemnity with respect to such representation. As a result of the Oaktree Blocker mergers, Woodside Inc. will indirectly become the owner of the LLC Units owned by the Oaktree Blockers.

(3)
Assumes no exercise of the underwriters' over-allotment option. If the underwriters exercise their over-allotment option in full, (i) the shares of our Class A Common Stock held by public shareholders will constitute        % of the voting power of Woodside Inc., (ii) the shares of Class A Common Stock held directly or indirectly by the Oaktree funds that own the Oaktree Blockers will constitute    % of the voting power of Woodside Inc. (iii) holders of Class B Common Stock will have        % of the voting power of Woodside Inc., (iv) the LLC Units held by the existing owners will constitute         % of the outstanding LLC Units in Woodside LLC, and (v) Woodside Inc. will own        % of the outstanding LLC Units in Woodside LLC.

(4)
Amendments, supplements, waivers and modifications to the limited liability company agreement of Woodside LLC may be made by Woodside Inc. in its sole discretion, provided that any such amendment, supplement, waiver or modification that will adversely affect the rights of the holders of any given class of LLC Units (other than Woodside Inc.) will require the consent of holders of a majority of the outstanding LLC Units of each such class, other than Woodside Inc., which majority must include (i) each Principal Equityholder that, at the time of such amendment, supplement, waiver or modification, holds LLC Units of any such class and holds a number of LLC Units equal to at least 10% of the number of LLC Units outstanding immediately following the Offering and Reorganization Transactions and (ii) in the case of any amendment, supplement, waiver or modification of the preemptive rights granted to the Principal Equityholders under the limited liability company agreement of Woodside LLC, each Principal Equityholder that is entitled to preemptive rights at the time of such amendment, supplement, waiver or modification. The limited liability company agreement will also provide that no amendment, supplement, waiver or modification may materially, adversely and disproportionately (compared to holders of LLC Units of the same class) affect the rights of a holder of LLC Units without the consent of such holder. See "Certain Relationships and Related Party Transactions—Limited Liability Company Agreement of Woodside Homes Company, LLC."

        Immediately prior to this offering, Woodside LLC's limited liability company agreement will be amended and restated to, among other things, designate Woodside Inc. as the sole managing member of Woodside LLC and modify its capital structure by replacing the different classes of interests currently held by the existing owners with a single new class of LLC Units, with holders of Class 1 and Class 2 units being entitled to receive an equal number of units of the new class of LLC Units. See "Certain Relationships and Related Party Transactions—Limited Liability Company Agreement of Woodside Homes Company, LLC." Following the consummation of the Offering and Reorganization Transactions, Woodside Inc. will be a holding company and its sole material asset will be a controlling equity interest in Woodside LLC. As the sole managing member of Woodside LLC, Woodside Inc. will operate and control all of the business and affairs of Woodside LLC and its subsidiaries. Accordingly, although Woodside Inc. will own a minority economic interest in Woodside LLC following the consummation of the offering, Woodside Inc. will have 100% of the voting power and will control management of Woodside LLC. The financial results of Woodside LLC and its consolidated subsidiaries will be consolidated in our financial statements.

        Woodside Inc. was incorporated as a Delaware corporation on February 24, 2014 and has not engaged in any business or other activities except in connection with its formation. Immediately prior to the completion of this offering, Woodside Inc. will amend and restate its certificate of incorporation to, among other things, authorize two classes of common stock, Class A Common Stock and Class B Common Stock, each having the terms described under "Description of Capital Stock." Woodside Inc.'s Class A Common Stock will be issued to investors in this offering and Woodside Inc. will apply the net proceeds from the issuance of such shares of Class A Common Stock to purchase newly-issued LLC Units from Woodside LLC and LLC Units from certain of our existing owners, at a price per LLC Unit equal to the price paid by the underwriters for shares of our Class A Common Stock in the offering. Accordingly, Woodside Inc. will purchase from Woodside LLC            newly-issued LLC Units for an aggregate of $             million (or              newly-issued LLC Units for an aggregate of $             million if the underwriters exercise their over-allotment option in full) and purchase from certain of our existing owners             LLC Units for an aggregate of $             million (or             LLC Units for an aggregate of $             million if the underwriters exercise their over-allotment option in full). While we do not have any current agreements with our existing owners to buy their LLC Units with the proceeds of this offering, certain of our existing owners have advised us that that they are interested in selling to Woodside Inc. a portion of the LLC Units held by such holders in connection with this offering.

        As a result of the transactions described above:

  •
  the investors in this offering will collectively own            shares of our Class A Common Stock (or             shares of our Class A Common Stock if the underwriters exercise their over-allotment option in full) and Woodside Inc. will hold             LLC Units (or              LLC Units if the underwriters exercise their over-allotment option in full);

  •
  our existing owners will hold             LLC Units (or             LLC Units if the underwriters exercise their over-allotment option in full) and            shares of our Class A Common Stock (or            shares of our Class A Common Stock if the underwriters exercise their over-allotment option in full);

  •
  the investors in this offering will collectively have        % of the voting power in Woodside Inc. (or         % if the underwriters exercise their over-allotment option in full);

  •
  our existing owners (excluding the Oaktree funds that own the Oaktree Blockers), through their holdings of our Class B Common Stock, will have        % of the voting power in Woodside Inc. (or        % if the underwriters exercise their over-allotment option in full); and

  •
  the Oaktree funds that own the Oaktree Blockers, through their direct or indirect holdings of Class A Common Stock, will have        % of the voting power in Woodside Inc. (or        % if the underwriters exercise their over-allotment option in full).

        In connection with this offering, Woodside Inc. and Woodside LLC will offer to enter into an exchange agreement with the existing owners of Woodside LLC. Under the exchange agreement, existing owners of Woodside LLC (and certain permitted transferees thereof) may elect or, in the event of certain change of control transactions or if the individual or aggregate level of ownership of LLC Units by the existing owners is below certain thresholds, will be obligated, to exchange their LLC Units (together with an equal number of shares of our Class B Common Stock) at any time (in certain minimum increments in the case of elective exchanges) for shares of Class A Common Stock on a one-for-one basis, subject to customary exchange rate adjustments for stock splits, stock dividends, reclassifications and certain other similar transactions. Additionally, the terms of the amended and restated limited liability company agreement of Woodside LLC will permit the exchange, or, in the event of certain change of control transactions or if the individual or aggregate level of ownership of LLC Units by the existing owners is below certain thresholds, require the holders of LLC Units that are not party to the exchange agreement to exchange LLC Units (together with an equal number of shares of our Class B Common Stock) for shares of Class A Common Stock on the same terms as are set forth in the exchange agreement. As a holder exchanges its LLC Units and Class B Common Stock, the amount of Class A Common Stock will increase proportionally and Woodside Inc.'s interest in Woodside LLC will be automatically and correspondingly increased. See "Certain Relationships and Related Party Transactions—Exchange Agreement."

        The purchase of LLC Units with a portion of the net proceeds of this offering and subsequent exchanges of LLC Units and shares of our Class B Common Stock are expected to result in increases in the tax basis of the assets of Woodside LLC that otherwise would not be available. These increases in tax basis may reduce the amount of tax that Woodside Inc. would otherwise be required to pay in the future. These increases in tax basis may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets. In connection with the Offering and Reorganization Transactions, Woodside Inc. and Woodside LLC will enter into a tax receivable agreement with the existing owners of Woodside LLC that will provide for the payment by Woodside Inc. to Woodside LLC's existing owners of 85% of the amount of the tax benefits, if any, that Woodside Inc. realizes or is deemed to realize as a result of (i) these possible future increases in tax basis and (ii) certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. These payment obligations are obligations of Woodside Inc. and not of Woodside LLC. Woodside Inc. and its stockholders will retain the remaining 15% of the tax benefits that Woodside Inc. is deemed to realize. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

        All existing owners of Woodside LLC other than Woodside Inc. also will hold shares of Class B Common Stock. Although these shares will have no economic rights, they will allow those owners of Woodside LLC to exercise voting power at Woodside Inc., the managing member of Woodside LLC, at a level that is consistent with their overall equity ownership of our business. Under our amended and restated certificate of incorporation, each share of Class B Common Stock will be entitled to one vote on all matters to be voted on by stockholders generally. After completion of this offering, the existing owners of Woodside LLC will beneficially own shares of Class B Common Stock that represent        % of the voting power represented by our outstanding common stock and will have effective control over the outcome of votes on all matters requiring approval by our stockholders.

        Pursuant to the registration rights agreement that we will enter into with our Principal Equityholders, upon request we will use reasonable best efforts to file a registration statement in order to register the resales of the shares of our Class A Common Stock held by our Principal Equityholders or that are issuable from time to time upon exchange of their LLC Units and shares of our Class B Common Stock. The terms of the amended and restated limited liability company agreement of Woodside LLC will provide that holders of registrable shares of Class A Common Stock that are not party to the registration rights agreement will be entitled to piggyback registration rights so long as they hold at least 3% of the outstanding shares of Class A Common Stock (determined on an as-exchanged basis assuming that all LLC Units (and shares of Class B Common Stock) held by all holders of LLC Units other than Woodside Inc. have been exchanged for shares of Class A Common Stock). See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

        Pursuant to the amended and restated limited liability company agreement of Woodside LLC that will be entered into in connection with this offering, Woodside Inc., as sole managing member, will have the right to determine when distributions will be made to the members of Woodside LLC and the amount of any such distributions, other than with respect to tax distributions as described below. If Woodside LLC authorizes a distribution, such distribution will be made to the members of Woodside LLC, including Woodside Inc., pro rata in accordance with the percentages of their respective LLC Units.

        The holders of LLC Units, including the Company, will incur U.S. federal, state and local income taxes on their allocable share of any taxable income of Woodside LLC. Subject to certain limitations, including compliance with the terms of debt agreements, the amended and restated limited liability company agreement will provide for quarterly cash distributions, which we refer to as "tax distributions," to the holders of LLC Units. Generally, these tax distributions will be computed based on an assumed tax rate as determined by Woodside Inc. as the sole managing member, and as described in the amended and restated limited liability company agreement. See "Certain Relationships and Related Party Transactions—Limited Liability Company Agreement of Woodside Homes Company, LLC."

USE OF PROCEEDS

        We estimate that the net proceeds from the sale of our Class A Common Stock in this offering, after deducting offering expenses and underwriting discounts and commissions, will be approximately $         million ($         million if the underwriters exercise their over-allotment option in full) based on an assumed initial public offering price of $        per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

        Woodside Inc. intends to use $         million of the net proceeds of this offering (or $         million if the underwriters exercise their over-allotment option in full) to acquire newly-issued LLC Units in Woodside LLC. Woodside LLC intends to use such proceeds for growth capital, including the acquisition and development of land, and general corporate purposes.

        Woodside Inc. intends to use all of the $         million of remaining net proceeds from this offering (or $         million if the underwriters exercise their over-allotment option in full), to purchase LLC Units from certain of our existing owners (at a per LLC Unit price equal to the price paid by the underwriters for shares of our Class A Common Stock in this offering). Accordingly, we will not retain any of these proceeds.

        In addition, we will not receive any proceeds from the sale of shares of Class A Common Stock by the selling stockholders, including any shares of Class A Common Stock sold by the selling stockholders in connection with the exercise of the underwriters' option to purchase additional shares of Class A Common Stock.

        Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of 1,000,000 shares in the number of shares offered by us would increase the net proceeds to us from this offering by approximately $         million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Conversely, a decrease of 1,000,000 shares in the number of shares offered by us would decrease the net proceeds to us from this offering by approximately $         million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

 DIVIDEND POLICY

        We currently anticipate that we will retain all available funds for use in the operation of our business, and we do not intend to pay any cash dividends on our common stock in the near future

        The declaration, amount and payment of any future dividends on shares of Class A Common Stock will be at the sole discretion of our Board of Directors and we may reduce or discontinue entirely the payment of such dividends at any time. Our Board of Directors may take into account general and economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal and tax restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, and such other factors as our Board of Directors may deem relevant.

        Woodside Inc. will be a holding company with no material assets other than its ownership of LLC Units in Woodside LLC. We intend to cause Woodside LLC to make distributions to us in an amount sufficient to cover cash dividends, if any, declared by us. If Woodside LLC makes such distributions to Woodside Inc., the other holders of LLC Units will also be entitled to receive distributions pro rata in accordance with the percentages of their respective limited liability company interests.

        The agreements governing Woodside LLC's outstanding debt restrict the payment of dividends or distributions by Woodside LLC, including to Woodside Inc., and we may be further restricted by other agreements related to indebtedness we incur in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition and Liquidity—Capital Resources."

        In addition, Woodside LLC is generally prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of Woodside LLC (with certain exceptions) exceed the fair value of its assets. Subsidiaries of Woodside LLC are generally subject to similar legal limitations on their ability to make distributions to Woodside LLC.

        Woodside LLC has not made any distributions to its members since 2012.

 CAPITALIZATION

        The following table sets forth the cash and cash equivalents and capitalization as of March 31, 2014 for:

  •
  Woodside LLC on an actual basis; and

  •
  Woodside Inc. on a pro forma basis to give effect to the Offering and Reorganization Transactions described under "The Reorganization of Our Corporate Structure" and "Unaudited Pro Forma Consolidated Financial Information" as if such transactions had occurred on March 31, 2014.

        The information in this table should be read in conjunction with "The Reorganization of Our Corporate Structure," "Use of Proceeds," "Unaudited Pro Forma Consolidated Financial Information," "Selected Historical Consolidated Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2014 (unaudited)
($ in thousands)	Woodside LLC Actual	Woodside Inc. Pro Forma(1)
Cash and cash equivalents(2)	$39,654	$

Debt:
6.750% Senior Notes due 2021(3)	220,000
Seller Note(4)	9,551		—

Total debt(3)(5)	$229,551	$

Equity:
Class A Common Stock, $0.01 par value per share, shares authorized and shares issued and outstanding on a pro forma basis	—
Class B Common Stock, $0.01 par value per share, shares authorized and shares issued and outstanding on a pro forma basis	—
Additional paid-in capital	—
Total members' equity / total stockholders' equity attributable to us	$212,504	$

Non-controlling interest	—

Total members' equity / stockholders' equity	$212,504	$

Total capitalization	$442,055	$

(1)
A $1.00 decrease or increase in the assumed initial public offering price would result in approximately a $         million decrease or increase in the pro forma amounts of each of (i) cash and cash equivalents, (ii) additional paid-in capital, (iii) total stockholders' equity attributable to us, (iv) total stockholders' equity and (v) total capitalization, assuming the total number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)
Excludes $0.6 million of restricted cash on an actual basis and $         million of restricted cash on a pro forma basis.

(3)
On April 29, 2014, Woodside LLC issued an additional $50.0 million in aggregate principal amount of its 6.750% Senior Notes due 2021.

(4)
On March 3, 2013, a subsidiary of Woodside LLC issued a seller note with a stated principal amount of $9.6 million. Although the seller note bears a stated interest rate of zero percent, Woodside LLC was required to impute an effective interest rate in accordance with GAAP. As a result, for financial reporting purposes, the seller note was recorded at the date of issuance with a principal amount of $8.9 million and an effective interest rate of 3.9%.

(5)
On January 29, 2014, Woodside LLC entered into an unsecured revolving credit facility with borrowing availability of up to $30.0 million, subject to a borrowing base. In March 2014, Woodside LLC increased the borrowing capacity thereunder to $40.0 million, subject to a borrowing base. The terms of the facility provide that it may be increased further up to an aggregate borrowing capacity of $100.0 million, subject to obtaining additional commitments for such borrowings and the satisfaction of borrowing base qualifications. As of May 30, 2014, there were no outstanding borrowings or letters of credit issued under the unsecured revolving credit facility.

 DILUTION

        If you invest in our Class A Common Stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A Common Stock and the pro forma net tangible book value per share of our Class A Common Stock after this offering. Dilution results from the fact that the per share offering price of the Class A Common Stock is substantially in excess of the pro forma net tangible book value per share of our Class A Common Stock after this offering.

        The pro forma net tangible book value of Woodside Inc. as of March 31, 2014 would have been $        or $        per share of Class A Common Stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, and pro forma net tangible book value per share of Class A Common Stock represents pro forma net tangible book value divided by the number of shares of Class A Common Stock outstanding, in each case, after giving effect to the Offering and Reorganization Transactions described under "The Reorganization of Our Corporate Structure" assuming that all of the holders of LLC Units (other than Woodside Inc.) exchanged their LLC Units (together with an equal number of shares of our Class B Common Stock) for shares of Class A Common Stock on a one-for-one basis.

        After giving effect to the sale of the            shares of Class A Common Stock in this offering, at an assumed initial public offering price of $        per share (the midpoint of the range set forth on the cover page of this prospectus), the receipt and application of the net proceeds as described under "Use of Proceeds" and the Offering and Reorganization Transactions, Woodside Inc.'s pro forma net tangible book value as of March 31, 2014 would have been $        or $        per share of Class A Common Stock assuming that all of the holders of LLC Units (other than Woodside Inc.) exchanged their LLC Units (together with an equal number of shares of our Class B Common Stock) for shares of Class A Common Stock on a one-for-one basis. The following table illustrates this per share dilution assuming the underwriters do not exercise their option to purchase additional shares:

Assumed initial public offering price per share of Class A Common Stock	$
Pro forma net tangible book value per share of Class A Common Stock as of March 31, 2014
Increase in pro forma net tangible book value per share of Class A Common Stock attributable to new investors
Pro forma net tangible book value per share of Class A Common Stock after offering

Dilution per share of Class A Common Stock to new investors	$

        Dilution is determined by subtracting pro forma net tangible book value per share of Class A Common Stock after the offering from the initial public offering price per share of Class A Common Stock. Because our existing owners do not own any Class A Common Stock or other economic interests in Woodside Inc., we have presented dilution in pro forma net tangible book value per share of Class A Common Stock to investors in this offering assuming that all of the holders of LLC Units in Woodside LLC (other than Woodside Inc.) exchanged their LLC Units (together with an equal number of shares of our Class B Common Stock) for newly-issued shares of Class A Common Stock on a one-for-one basis in order to more meaningfully present the dilutive impact on the investors in this offering.

        A $1.00 increase (decrease) in the assumed initial public offering price of $        per share of Class A Common Stock would increase (decrease) our pro forma net tangible book value after this offering by $        and the dilution per share to new investors by $        , in each case assuming the number of shares of Class A Common Stock offered, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering.

        To the extent the underwriters' over-allotment option is exercised, there will be further dilution to new investors.

        The following table sets forth, on the same pro forma basis, as of March 31, 2014, the number of shares of Class A Common Stock purchased from Woodside Inc., the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing owners and by the new investors, assuming that all of the existing holders of LLC Units (other than Woodside Inc.) exchanged their LLC Units (together with an equal number of shares of our Class B Common Stock) for shares of our Class A Common Stock on a one-for-one basis:

	Shares of Class A Common Stock Purchased			Total Consideration
Average Price Per Share of Class A Common Stock
	Number	Percent		Amount	Percent
Existing owners			%	$		%	$
New investors

Total				$			$

        A $1.00 increase (decrease) in the assumed initial public offering price of $        per share of Class A Common Stock would increase (decrease) total consideration paid by existing owners and new investors in this offering by $        and $        , respectively, and would increase (decrease) the average price per share paid by existing owners and new investors by $        and $        , respectively, assuming the number of shares of Class A Common Stock offered, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and offering expenses payable by us in connection with this offering.

        We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent additional capital is raised through the sale of equity or convertible securities, the issuance of these securities could result in further dilution to our stockholders.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

        We derived the unaudited pro forma consolidated financial information set forth below through the application of pro forma adjustments to the audited and unaudited consolidated financial statements of Woodside LLC included elsewhere in this prospectus. The unaudited pro forma consolidated financial information of Woodside Inc. gives pro forma effect to the Offering and Reorganization Transactions, as described under "The Reorganization of Our Corporate Structure" and "Use of Proceeds" as if such transactions occurred on January 1, 2013, in the case of the consolidated statement of operations for the three months ended March 31, 2014 and the year ended December 31, 2013, and on March 31, 2014, in the case of the consolidated balance sheet as of March 31, 2014, and are based on available information and certain assumptions we believe are reasonable, but are subject to change. All pro forma adjustments and their underlying assumptions are described more fully in the notes to our unaudited pro forma consolidated statements of operations and unaudited pro forma consolidated balance sheet.

        The unaudited pro forma consolidated financial information should be read in conjunction with the sections of this prospectus captioned "The Reorganization of Our Corporate Structure," "Use of Proceeds," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Executive Compensation" and the historical consolidated financial statements of Woodside LLC and related notes included elsewhere in this prospectus.

        The unaudited pro forma consolidated financial information is included for informational purposes only and does not purport to reflect the results of operations or financial position of Woodside Inc. that would have occurred had we operated as a public company during the periods presented. The unaudited pro forma consolidated financial information does not purport to be indicative of our results of operations or financial position had the Offering and Reorganization Transactions occurred on the dates assumed. The unaudited pro forma consolidated financial information also does not project our results of operations or financial position for any future period or date.

        The pro forma adjustments principally give effect to:

  •
  the consolidation of Woodside LLC and its consolidated subsidiaries into Woodside Inc.'s financial statements in accordance with ASC 810, pursuant to which Woodside Inc. will record a non-controlling interest in Woodside LLC for the ownership interests of its other members;

  •
  the elimination of the outstanding classes of limited liability company interests in Woodside LLC and the issuance of shares of Class B Common Stock of Woodside Inc. to our existing owners;

  •
  the issuance of shares of Class A Common Stock of Woodside Inc. in connection with the Oaktree Blocker mergers and in this offering;

  •
  the purchase by Woodside Inc. of newly-issued LLC Units with a portion of the net proceeds from this offering;

  •
  the purchase by Woodside Inc. of LLC Units from certain of our existing owners with the remainder of the net proceeds from this offering and the related effects of the tax receivable agreement with respect to the purchased LLC Units;

  •
  with regard to the unaudited pro forma consolidated statements of operations, a provision for corporate income taxes on the income attributable to Woodside Inc. at an effective rate of      %, which includes a provision for U.S. Federal income taxes and assumes the highest statutory rates apportioned to each state and local jurisdiction;

  •
  compensation expense associated with the termination of the PH Holding LLC Woodside Share Unit Plan;

  •
  the elimination of historical compensation expense related to the PH Holding LLC Woodside Share Unit Plan, other than expense associated with the termination of such plan; and

  •
  compensation expense associated with the planned grant of restricted shares of Class A Common Stock and options to purchase Class A Common Stock to certain of our employees and directors upon the closing of this offering.

        We have not made a pro forma adjustment for the issuance of $50.0 million in principal amount of 6.750% Senior Notes due 2021 in April 2014 or for accounting, human resources, information technology and similar costs. As a public company, we expect our general and administrative expenses to increase in an amount that we cannot determine at this time due to greater expenses related to corporate governance, SEC reporting and other compliance matters.

        The unaudited pro forma consolidated financial information assumes no exercise by the underwriters of the option to purchase up to an additional             shares of Class A Common Stock from us and the selling stockholders and that the shares of Class A Common Stock to be sold in this offering are sold at $            per share of Class A Common Stock, which is the midpoint of the price range indicated on the front cover of this prospectus.

 Woodside Homes Company, Inc.
Unaudited Pro Forma Consolidated Balance Sheet
(in thousands)

	As of March 31, 2014
	Woodside LLC(a)	Pro Forma Adjustments		Woodside Inc. Pro Forma
Assets
Cash and cash equivalents	$39,654		(b)	$
Restricted cash	552
Accounts receivable	3,325
Prepaid expenses, deposits, and other receivables	39,885		(d)
Deferred tax assets	232		(c)
Inventory	412,418
Property and equipment, net	4,505

Total assets	$500,571			$

Liabilities and Equity
Accounts payable	$27,426			$
Accrued expenses	30,620		(e)
Customer deposits	1,110
Notes payable	228,911

Payable to related parties pursuant to tax receivable agreement	—		(c)

Total liabilities	288,067

Equity:
Members' equity 30,000,000 units authorized, 18,453,357 units issued and outstanding as of December 31, 2013	156,211		(f)
Class A Common Stock, par value $0.01 per share, shares authorized; shares issued and outstanding on a pro forma basis			(f)
Class B Common Stock, par value $0.01 per share, shares authorized; shares issued and outstanding on a pro forma basis			(f)
Additional paid-in capital			(g)
Retained earnings	56,293		(i)

Total equity attributable to Woodside Inc.	212,504
Non-controlling interest	—		(h)

Total equity/stockholders' equity	212,504

Total liabilities and equity/stockholders' equity	$500,571			$

(a)
We have historically operated our business through Woodside LLC. As of March 31, 2014, Woodside LLC held all of our assets and liabilities. Woodside Inc. was incorporated on February 24, 2014 and has not conducted any operations. Woodside Inc. was initially capitalized with $1,000 and does not have any other assets or liabilities. Accordingly, the pro forma consolidated balance sheet as of March 31, 2014 presents the historical financial condition of Woodside LLC as a starting point for the pro forma amounts. As described in "The Reorganization of Our Corporate Structure," Woodside Inc. will become the sole managing member of Woodside LLC and Woodside LLC will be considered Woodside Inc.'s predecessor for accounting purposes.

(b)
Reflects the net effect on cash and cash equivalents of the receipt of net proceeds of $            from the offering, a portion of which will be used to acquire newly-issued LLC Units in Woodside LLC, which intends to use such proceeds for growth capital, including the acquisition and development of land, and for general corporate purposes. Woodside Inc. intends to use the remaining net proceeds to purchase LLC Units from certain of our existing owners. See "Use of Proceeds."

  Cash adjustments are as follows (in thousands):

Woodside Inc. cash from capitalization		$1,000
plus:
Gross proceeds from this offering
less:
Purchase of LLC Units from existing owners
Professional fees and expenses related to this offering

$

(c)
Pro forma adjustments reflect the effects of the tax receivable agreement on our consolidated balance sheet as a result of Woodside Inc.'s purchase of LLC Units from certain existing owners of Woodside LLC. Pursuant to the tax receivable agreement, Woodside Inc. will be required to make cash payments to these existing owners equal to 85% of the amount of cash savings, if any, in U.S. federal, state and local taxes that Woodside Inc. actually realizes, or in some circumstances is deemed to realize, as a result of certain future tax benefits to which Woodside Inc. may become entitled. These tax benefit payments are not necessarily conditioned upon one or more of the existing owners maintaining a continued ownership interest in either Woodside LLC or Woodside Inc. Woodside Inc. expects to benefit from the remaining 15% of cash savings, if any, that it may actually realize.

  As a result, as of the date of Woodside Inc.'s purchase of LLC Units, on a cumulative basis, the net effect of accounting for income taxes and the tax receivable agreement on our financial statements will be a net increase in stockholders' equity of $            . The amounts to be recorded for both the deferred tax assets and the liability for our obligations under the tax receivable agreement have been estimated and are based on the assumption that there are no material changes in the relevant tax law and that we earn sufficient taxable income in each year to realize the full tax benefit of the amortization of our assets. A summary of the adjustments recorded is as follows:

  •
  we will record an increase of $            in deferred tax assets for estimated income tax effects of the increase in the tax basis of the purchased LLC Units, based on an effective income tax rate of        % (which includes a provision for U.S. federal, state, and local income taxes);

  •
  we will record $            as an increase to the liability due to existing owners under the tax receivable agreement, which represents 85% of the estimated realizable tax benefit resulting from (i) the increase in tax basis in the tangible and intangible assets of Woodside LLC on the date of this offering related to the purchased LLC Units as noted above and (ii) certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement; and

  •
  we will record an increase to additional paid-in capital of $            , which is an amount equal to the difference between the increase in deferred tax assets and the increase in liability due to existing owners under the tax receivable agreement (see note (g)).

  Pursuant to the terms of the exchange agreement that Woodside Inc. and Woodside LLC will enter into in connection with the Offering and Reorganization Transactions, holders of LLC Units will have the right to exchange their LLC Units (together with an equal number of shares of our Class B Common Stock) for shares of Class A Common Stock. Any exchanges of LLC Units (together with an equal number of shares of our Class B Common Stock) for shares of Class A Common Stock pursuant to the exchange agreement may result in increases in the tax basis of the tangible and intangible assets of Woodside LLC (85% of the realized tax benefits from which will be due to the exchanging LLC Unit holders and recorded as an additional payable pursuant to the tax receivable agreement) that otherwise would not have been available. These exchanges and the resulting effects of the tax receivable agreement on our consolidated financial statements have not been reflected in the unaudited pro forma consolidated financial statements.

(d)
Offering expenses are estimated to be approximately $            . Of this amount, approximately $            are expected to be deducted from the proceeds received by Woodside Inc. in this offering (see (b) above), and the remainder of $            will be expensed. As of March 31, 2014, $            had been paid or accrued, of which $            had been deferred and are reclassified as additional paid-in capital to net against gross proceeds for pro forma purposes.

(e)
Offering expenses are estimated to be approximately $            . As of March 31, 2014, we had incurred $            of offering expenses. We recorded an adjustment to accrued liabilities to reflect additional offering expenses of $            that we estimate we will incur after March 31, 2014, and to accrue for the increased cash settlement value of $            resulting from the modification of awards discussed in note (i) below.

(f)
Reflects the Offering and Reorganization Transactions, as described under "The Reorganization of Our Corporate Structure," including (i) the elimination of existing members' equity of $            in consolidation of Woodside LLC into the financial statements of Woodside Inc., (ii) the issuance of shares of Class B Common Stock to our existing owners, (iii) the issuance of shares of Class A Common Stock in the Oaktree Blocker mergers and (iv) the issuance of shares of Class A Common Stock in this offering for $            .

(g)
In connection with the Offering and Reorganization Transactions, the following pro forma adjustments were recorded to additional paid-in capital.

March 31, 2014
Gross proceeds received by Woodside Inc. from this offering	$
Deferred offering expenses prior to this offering through March 31, 2014
Offering expenses subsequent to March 31, 2014

Increase to additional paid-in capital for an amount equal to the difference between the increase in deferred tax assets and the increase in liability due to existing owners under the tax receivable agreement

$

(h)
After the Offering and Reorganization Transactions, as described in "The Reorganization of Our Corporate Structure," our only material asset will be the ownership of        % of the LLC Units and our only business will be to act as the sole managing member of Woodside LLC. Therefore, pursuant to ASC Topic 810, we will consolidate the financial results of Woodside LLC into our financial statements. The ownership interests of the other members of Woodside LLC will be accounted for as a non-controlling interest in our consolidated financial statements after this offering. Immediately following this offering, the non-controlling interest will represent        % of the outstanding LLC Units.

  The balance of the non-controlling interest as of March 31, 2014 on a pro forma basis is as follows:

As of March 31, 2014
Woodside LLC equity held by the non-controlling interest holders prior to the Offering and Reorganization Transactions	$(	)
less:
Reorganization transactions whereby a portion of the LLC Units held by the non-controlling interest holders are purchased or acquired by Woodside Inc.	(	)
Offering expenses incurred by Woodside LLC prior to the offering, deferred through March 31, 2014	$(	)

$

(i)
In connection with the Offering and Reorganization Transactions, we will terminate the existing PH Holding LLC Woodside Share Unit Plan, the performance share unit awards will fully vest and we will fix the settlement values, which will be paid out within 30 days following the first anniversary of the termination. The termination of the plan and related vesting and settlement of the share unit awards will result in an immediate expense for the incremental value and therefore result in an adjustment to retained earnings and an increase in accrued liabilities (see note (e)) of $            . This modification has not been reflected in the accompanying unaudited pro forma consolidated statements of operations for the three months ended March 31, 2014 or the year ended December 31, 2013 because it does not have a continuing impact but this modification has been reflected in the accompanying unaudited pro forma condensed consolidated balance sheet as of March 31, 2014.

  In addition, we expect to grant an aggregate of 190,000 restricted shares of Class A Common Stock to our named executive officers and directors, and options to purchase an aggregate of 505,000 shares of Class A Common Stock to our named executive officers upon the closing of this offering which will vest over three years. Because the grant of these awards will not result in an immediate expense, we have not recorded an adjustment relating to such awards in the accompanying unaudited pro forma consolidated balance sheet as of March 31, 2014 but the expenses associated with these awards have been reflected in the accompanying unaudited pro forma consolidated statements of operations for the three months ended March 31, 2014 and the year ended December 31, 2013. As the result of the vesting requirements associated with these awards, we will recognize the following recurring non-cash compensation expense from the closing date of this offering through 2017:

2014 (partial year, from close of transaction)	$
2015
2016
2017
Total	$

Woodside Homes, Inc.
Unaudited Pro Forma Consolidated Statement of Operations
(in thousands, except per share data)

	Three Months Ended March 31, 2014				Year Ended December 31, 2013
	Woodside LLC(a)	Pro Forma Adjustments	Woodside Inc. Pro Forma		Woodside LLC(a)	Pro Forma Adjustments		Woodside Inc. Pro Forma
Revenues:
Homebuilding	$94,487		$		$438,103			$
Land and lot	—				3,077

Total revenues	94,487				441,180
Cost of revenues:
Homebuilding	68,940				339,060
Land and lot	—				2,177

Total cost of revenues	68,940				341,237
Operating expenses	14,098			(b)	53,190				(b)

Income from operations	11,449				46,753
Other income (expense)
Interest income	124				485
Interest expense	—				(790)
Loss on early retirement of debt	—				(13,451)
Other income	99				497

Net other income (expense)	223				(13,259)

Income before income tax expense	11,672				33,494
Income tax expense	(302)			(c)	(1,433)		(c)

Net income	$11,370				$32,061

Less: net income attributable to non-controlling interests				(d)			(d)

Net income attributable to Woodside Inc.			$					$

Basic weighted average number of Class A Common Shares outstanding
Basic net income per share applicable to Class A Common Stock
Diluted weighted average number of Class A Common Shares outstanding
Diluted net income per share applicable to Class A Common Stock

(a)
We have historically operated our business through Woodside LLC. For the three months ended March 31, 2014 and the year ended December 31, 2013, Woodside LLC represented all of our operations. Woodside Inc. was incorporated on February 24, 2014 and has not conducted any operations. Woodside Inc. was initially capitalized with $1,000 and does not have any other assets or liabilities. Accordingly, the pro forma statements of operations for the three months ended March 31, 2014 and the year ended December 31, 2013 present the historical financial condition of

  Woodside LLC as a starting point for the pro forma amounts. As described in "The Reorganization of Our Corporate Structure," Woodside Inc. will become the sole managing member of Woodside LLC and Woodside LLC will be considered Woodside Inc.'s predecessor for accounting purposes.

(b)
As described in note (i) to the unaudited pro forma consolidated balance sheet, we will terminate the PH Holding LLC Woodside Share Unit Plan and expect to grant an aggregate of 190,000 restricted shares of Class A Common Stock to our named executive officers and directors, and options to purchase an aggregate of 505,000 shares of Class A Common Stock to our named executive officers upon the closing of this offering. If such actions had been taken as of the beginning of the annual period, we would have incurred compensation expense of $            and $            for the three months ended March 31, 2014 and the year ended December 31, 2013, respectively. The pro forma adjustment of $            for the three months ended March 31, 2014 represents $            in estimated compensation expense relating to the new awards less $             relating to the elimination of the historical compensation expense recorded for grants made under the PH Holding LLC Woodside Share Unit Plan. The pro forma adjustment of $            for the year ended December 31, 2013 represents $            in estimated compensation expense relating to the new awards less $            relating to the elimination of the historical compensation expense recorded for grants made under the PH Holding LLC Woodside Share Unit Plan.

(c)
Following the Offering and Reorganization Transactions, we will be subject to U.S. federal income taxes, in addition to state and local taxes, with respect to our allocable share of any net taxable income of Woodside LLC, which will result in higher income taxes. As a result, the pro forma statement of operations reflects an adjustment to our provision for corporate income taxes to reflect an effective rate of        %, which includes provision for U.S. federal income taxes and assumes the highest statutory rates apportioned to each state and local jurisdiction.

The provision for income taxes from operations differs from the amount of income tax computed by applying the applicable U.S. statutory federal income tax rate to income before provision for income taxes as follows:

Federal statutory rate	%
State and local rate	%
Rate benefit from flow-through entity	%
Effective tax rate	%

Tax rules generally require that pre-transaction built-in-gains are allocated back to the historical LLC members. Accordingly, our effective tax rate includes a rate benefit attributable to the fact that, after this transaction, approximately        % of Woodside Inc.'s earnings will not be subject to corporate level taxes as the applicable income tax expense will be incurred by, and be the obligation of, the members of Woodside LLC holding the non-controlling interests. Thus the pro forma effective tax rate on the portion of income attributable to Woodside Inc. is expected to be      %.

(d)
After the Offering and Reorganization Transactions, as described in "The Reorganization of Our Corporate Structure," Woodside Inc. will become the sole managing member of Woodside LLC and will initially have a minority economic interest in Woodside Inc. but will have 100% of the voting power and control the management of Woodside LLC. Immediately following the offering, the non-controlling interest, representing the ownership interests of the other members of Woodside LLC, will be      %. Net income attributable to the non-controlling interest represents        % of income before provision for income taxes.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

        The following table sets forth selected historical consolidated financial and other data of Woodside LLC as of March 31, 2014 and for the three months ended March 31, 2014 and 2013 and as of and for each of the years ended December 31, 2013 and 2012. The selected historical consolidated financial data of Woodside LLC presented below as of and for the years ended December 31, 2013 and 2012 have been derived from and should be read together with the audited consolidated financial statements of Woodside LLC and the accompanying notes, which are contained elsewhere in this prospectus. The selected historical consolidated financial data of Woodside LLC presented below as of March 31, 2014 and for the three months ended March 31, 2014 and 2013 have been derived from and should be read together with the unaudited condensed consolidated financial statements of Woodside LLC and the accompanying notes, which are contained elsewhere in this prospectus. The results for the interim periods presented are not necessarily indicative of the results to be expected for the full year. Woodside LLC will be considered Woodside Inc.'s predecessor for accounting purposes, and its consolidated financial statements will be our historical financial statements following this offering.

        You should read the financial information presented below in conjunction with Woodside LLC's consolidated financial statements and accompanying notes included elsewhere in this prospectus, as well as "The Reorganization of Our Corporate Structure," "Use of Proceeds," "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operation," included elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
($ in thousands)	2014	2013	2013	2012
Statement of Operations Data:
Revenues:
Homebuilding	$94,487	$75,736	$438,103	$314,216
Land and lot	—	960	3,077	14,840
Other	—	—	—	57

Total revenues	94,487	76,696	441,180	329,113
Cost of revenues:
Homebuilding	68,940	60,329	339,060	254,637
Land and lot	—	872	2,177	14,408
Other	—	—	—	757

Total cost of revenues	68,940	61,201	341,237	269,802
Operating expenses	14,098	10,784	53,190	39,926

Income from operations	11,449	4,711	46,753	19,385
Other income (expense):
Interest income	124	109	485	376
Interest expense	—	(8)	(790)	(2,403)
Loss on early retirement of debt(1)	—	—	(13,451)	—
Other income (expense)	99	34	497	524

Net other income (expense)	223	135	(13,259)	(1,503)

Income before income tax expense	11,672	4,846	33,494	17,882
Income tax expense	(302)	(297)	(1,433)	(184)

Net income	$11,370	$4,549	$32,061	$17,698

Other Consolidated Financial Information (unaudited):
Homebuilding gross margin	25,547	15,407	99,043	59,579
Land and lot gross margin	—	88	900	432
Other gross margin	—	—	—	(700)

Consolidated gross margin	$25,547	$15,495	$99,943	$59,311
Consolidated gross margin as a percentage of total revenues	27.0%	20.2%	22.7%	18.0%
Interest incurred	$3,875	$3,430	$14,422	$11,701
Operating Data (unaudited):
Average active selling communities	48	34	39	43
Home sales net of cancellations	334	425	1,535	1,450
Monthly average net sales per average active selling community	2.3	4.2	3.3	2.8
Homes closed	300	276	1,507	1,278
Average closing price	$315	$274	$291	$246
Cancellation rate	13.9%	9.2%	13.7%	15.0%
Backlog at end of period, number of homes(2)	420	507	386	358
Backlog at end of period, aggregate sales value(2)	$130,169	$139,854	$119,980	$94,492

	As of March 31,	As of December 31,
($ in thousands)	2014	2013	2012
Balance Sheet Data:
Cash and cash equivalents, excluding restricted cash(3)	$39,654	$88,136	$87,145
Inventory	412,418	343,513	206,239
Total assets	500,571	478,994	328,962
Total debt	228,911	220,000	125,218
Total equity	212,504	201,134	169,073

(1)
On August 5, 2013, Woodside LLC and Woodside Homes Finance Inc. issued $220.0 million of unsecured senior notes due December 15, 2021. The Company used $135.0 million of the net proceeds from the offering to purchase in a tender offer Woodside LLC's 2017 Notes, which amount included an early tender payment of $7.3 million. Woodside LLC recorded a loss on early retirement of debt of $13.5 million in costs attributable to the repurchase of the 2017 Notes.

(2)
Backlog consists of homes sold under pending sales contracts that have not yet closed, some of which are subject to contingencies, including mortgage loan approvals. There can be no assurance that homes sold under pending sales contracts will close. Of the 420 and 507 homes in backlog as of March 31, 2014 and 2013, respectively, 323 and 377 represent homes completed or under construction, respectively, and 97 and 130 represent homes not yet under construction, respectively. Of the 386 and 358 homes in backlog as of December 31, 2013 and 2012, respectively, 309 and 260 represent homes completed or under construction, respectively, and 77 and 98 represent homes not yet under construction, respectively. Backlog figures as of all dates are unaudited.

(3)
We had $0.6 million, $0.3 million and $0.2 million of restricted cash as of March 31, 2014, December 31, 2013 and 2012, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

        You should read the discussion and analysis in this section in conjunction with "Selected Historical Consolidated Financial and Other Data" and the consolidated financial statements and accompanying notes included elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that are subject to numerous risks and other uncertainties, including, but not limited to, those described in the "Risk Factors" section of this prospectus. Our actual results may differ materially from those anticipated in the forward-looking statements. See "Risk Factors" and "Cautionary Statement Concerning Forward-Looking Statements." Additionally, our consolidated results of operations for the year ended December 31, 2012 include data attributable to the wind-down of some of our former operations, see "—2009 Emergence from Bankruptcy and Wind-Down Operations."

        Our seven primary markets are California-Central Valley, California-Inland Empire, California-Sacramento, Las Vegas, Phoenix, Salt Lake City and San Antonio. Our markets include the following counties and metropolitan statistical areas (or MSAs):

  •
  Our California-Central Valley market consists of the greater Fresno, California area, including Fresno, Kern, Kings and Tulare Counties and the Bakersfield, Fresno, Hanford-Corcoran and Visalia-Porterville MSAs;

  •
  Our California-Inland Empire market consists of the greater Riverside, California area, including Riverside and San Bernardino Counties and the Riverside-San Bernardino MSA;

  •
  Our California-Sacramento market consists of the greater Sacramento, California area, including Placer, Sacramento, San Joaquin, Stanislaus, Sutter, Yolo and Yuba Counties and the Sacramento, Stockton, and Yuba-Sutter MSAs;

  •
  Our Las Vegas market consists of the greater Las Vegas, Nevada area, including Clark County and the Las Vegas MSA;

  •
  Our Phoenix market consists of the greater Phoenix, Arizona area, including Maricopa and Pinal Counties and the Phoenix MSA;

  •
  Our Salt Lake City market consists of the greater Salt Lake City, Utah area, including Davis, Salt Lake, Summit, Utah and Weber Counties and the Ogden-Clearfield , Provo-Orem and Salt Lake City MSAs; and

  •
  Our San Antonio market consists of the greater San Antonio, Texas area, including Bexar and Kendall Counties and the San Antonio MSA.

Overview

        We are a regional homebuilder and land developer focused on move-up and entry-level buyers in the five states of Arizona, California, Nevada, Texas and Utah. We are highly disciplined in our selection of markets and actively manage our land acquisitions in markets that we believe benefit the most from favorable housing demand drivers such as high population and job growth, positive migration patterns, housing affordability and desirable lifestyle and weather characteristics. We intend to grow our business through market share gains in our existing markets and by expanding into additional Western U.S. markets if the right opportunity were to present itself. Our operations consist primarily of the construction and sale of detached, single-family homes. We also generate a small portion of revenue from the sale of land and lots.

        For the three months ended March 31, 2014 and March 31, 2013, we had 48 and 34 average active selling communities and as of March 31, 2014, we had 49 active selling communities. During the three months ended March 31, 2014, we opened 8 and completed and closed 3 communities in our markets, with the largest concentration of community openings and closings in our three California markets. We expect to have approximately 51 average active selling communities for the year ending December 31, 2014 that will be located across our markets and that are expected to have an average number of lots that is generally consistent with our current average lots per community profile. We expect to add a total of approximately 31 new communities during the year ending December 31, 2014 on lots that we currently own or control under option and purchase contracts and we expect to complete and close 22 existing communities.

        For the years ended December 31, 2013 and December 31, 2012, we had 39.0 and 42.8 average active selling communities, respectively, and as of December 31, 2013 we had 44 active selling communities. During the year ended December 31, 2013, we opened 28 communities in our markets, with the largest concentration of new communities in our California-Central Valley, Las Vegas, Phoenix and Salt Lake City markets, and we completed and closed 22 communities, which were located in all but our Salt Lake City market.

        We expect to spend approximately $214.0 million on land acquisition and an additional approximately $102.0 million on land development during the year ending December 31, 2014. However, there can be no assurance that the actual costs that we incur for land acquisition and development during the year ending December 31, 2014 will be consistent with our expectations or that we will be able to achieve our expected average active selling communities or average size of such communities for the year ending December 31, 2014.

        The following table presents information with respect to our average active selling communities, total communities and lots owned and average lots per total communities in each of our markets.

	Average Active Selling Communities for the Three Months Ended March 31,		Total Communities as of March 31,	Lots Owned as of March 31,	Average Lots Per Total Communities as of March 31,	Average Active Selling Communities for the Year Ended December 31,		Total Communities as of December 31,		Lots Owned as of December 31,		Average Lots Per Total Communities as of December 31,
	2014	2013	2014	2014	2014	2013	2012	2013	2012	2013	2012	2013	2012
California—Central Valley	8.7	5.7	15	1,276	85	6.8	6.8	13	14	769	937	59	67
California—Inland Empire	7.0	7.0	13	683	53	6.1	6.8	14	10	696	670	50	67
California—Sacramento	8.0	6.7	13	600	46	6.4	8.6	12	11	598	588	50	53
Las Vegas	4.3	4.3	17	1,156	68	5.3	6.5	13	11	731	307	56	28
Phoenix	7.3	2.0	14	1,025	73	3.8	3.8	13	13	970	1,087	75	84
Salt Lake City	8.0	4.0	12	1,327	111	6.4	4.3	11	8	1,329	642	121	80
San Antonio	4.7	4.3	7	89	13	4.3	6.1	8	11	96	148	12	13

Total	48.0	34.0	91	6,156	68	39.0	42.8	84	78	5,189	4,379	62	56

        Of our 91 total communities at March 31, 2014, we were actively selling in 49 communities, 37 communities were under development and 5 communities were in the final selling phases.

        We have grouped our homebuilding activities into two reporting segments as determined in accordance with ASC 280, Segment Reporting. Our two reporting segments have homebuilding activities in the following markets:

  •
  West: California-Central Valley, California-Inland Empire and California-Sacramento

  •
  Southwest: Las Vegas, Phoenix, Salt Lake City and San Antonio

Effects of the Reorganization of Our Corporate Structure

        Woodside Inc. was formed for the purpose of this offering and has engaged to date only in activities in contemplation of this offering. Woodside Inc. will be a holding company whose principal asset will be its interest in Woodside LLC. The two classes of membership interests of Woodside LLC outstanding prior to the reorganization will be reclassified into one single new class of LLC Units. For more information regarding our reorganization and holding company structure, see "The Reorganization of Our Corporate Structure." Upon completion of the Offering and Reorganization Transactions, all of our business will be conducted through Woodside LLC and its subsidiaries, and the financial results of Woodside LLC and its consolidated subsidiaries will be included in the consolidated financial statements of Woodside Inc. In addition, the ownership interests of the other members of Woodside LLC will be accounted for as a non-controlling interest in our consolidated financial statements after this offering.

        We expect that future exchanges of LLC Units (together with an equal number of shares of our Class B Common Stock), as well as the initial purchase with the net proceeds of this offering of LLC Units from certain of our existing owners will result in increases in the tax basis in our share of the tangible and intangible assets of Woodside LLC that otherwise would not have been available. These increases in tax basis may reduce the amount of tax that Woodside Inc. would otherwise be required to pay in the future. Woodside Inc. and Woodside LLC will enter into a tax receivable agreement with the existing owners of Woodside LLC that will require Woodside Inc. to pay to Woodside LLC's existing owners 85% of the amount of the tax benefits, if any, that Woodside Inc. realizes (or is deemed to realize in the case of an early termination payment by us, a change in control or a breach by us of our material obligations under the tax receivable agreement) as a result of (i) these possible future increases in tax basis and (ii) certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

        Prior to the Offering and Reorganization Transactions, Woodside LLC was not subject to any entity-level federal income taxation but had certain subsidiaries that were taxed as C corporations. Following the Offering and Reorganization Transactions, all of the earnings of Woodside Inc. will be subject to federal income taxation, in addition to state and local taxation.

Key Factors Affecting Operating Results

Market Conditions

For the Three Months Ended March 31, 2014

        Our results and market data indicate that the overall demand for new homes has continued its long-term recovery from the downturn. However, both national new home sales and our home sales remain below historical levels. As U.S. economic conditions continue to improve, we expect demand for new homes to also improve although with uneven results across our markets. Further, demand in our markets is subject to volatility that can be difficult to predict and our future results could be negatively impacted by weakening economic conditions, decreases in the level of employment, increases in mortgage interest rates or further tightening of mortgage lending standards, among other factors discussed under "Risk Factors—Risks Related to Our Business and Industry."

        We believe our business is well-positioned to continue to benefit from a housing recovery due to our operational footprint in our existing markets, including land and home inventory and our current and projected active communities, as well as our strong balance sheet and liquidity position. As part of our business planning process, we review various trends in each of our markets, including employment and population growth, building permit issuances, demographic changes, changes in homes sales prices, customer traffic, resale housing activity and supply levels, foreclosure activity and competitor activity. We use this information to determine investment activity among our markets, preferred community locations in each of our markets and timing of development of such communities, and our targeted strategy as to mix of product offerings, potential buyers within the various customer categories that we serve and competition for such buyers. Based on our evaluation of past and projected future economic and demographic trends, we believe that the markets in which we operate will generally experience growth during the remainder of 2014, although we expect that such growth will continue to be uneven across such markets and at a slower rate than experienced in 2013. In addition, we believe that our land and lot inventory is located in geographies with demographic and economic data that support development of communities that are targeted to our intended buyer segments. However, we believe such data and other market trends also indicate that the recovery from the housing downturn is more mature in certain markets in which we operate, such as Phoenix and Las Vegas, which may lead to demand and pricing pressure in such markets.

        In the first quarter of 2014, when compared to the same period in the prior year, we experienced a reduction in new home sales, net of cancellations, which was attributable to a reduction in demand for new homes primarily during the months of January and February in most of our markets, and most notably in our California—Inland Empire, Phoenix and Las Vegas markets. We believe that the reduction in demand was driven, in part, by affordability factors as a result of both higher average sales prices and higher mortgage rates as compared to the first quarter of 2013 and we expect that affordability factors will continue to impact demand for the remainder of 2014. We also experienced a decline in our average monthly sales per average active selling community in the first quarter of 2014 compared to the first quarter of 2013 as a result of differences in the mix of homes for sale and our focus on maintaining sales price discipline and gross margin as opposed to maintaining the same home sales pace from the prior year. Although home sales, net of cancellations, and average monthly sales per average active selling community for the first quarter were lower than the same period in the prior year, they compared favorably to the quarter ended December 31, 2013. In total, the number and value of our home sales net of cancellations for the quarter ended March 31, 2014 decreased 21.4% and 13.6%, respectively, compared to the quarter ended March 31, 2013, but increased 25.6% and 24.7%, respectively, compared to the quarter ended December 31, 2013. Based on recent trends in our markets, we believe that the declines in average monthly sales per average active selling community that were experienced during the first quarter of 2014 as compared to the prior year period have leveled. We also currently anticipate typical seasonal increases in sales activity in the second and third quarters of 2014. Although we expect that higher mortgage rates and other market factors will continue to impact demand generally, we intend to continue to maintain our focus on sales price discipline and expect that we will be able to maintain or slightly increase average sales prices due to our anticipated mix of products to be delivered for the remainder of 2014 and ability to increase prices modestly in certain of our markets. We increased our investments in land, lot and home inventories during the quarter ended March 31, 2014 based on our expectation for a continued recovery in market conditions, with our most significant land investments in our Las Vegas and California—Inland Empire markets. We will continue to adjust our execution and pricing strategies based on housing demand in each of our markets.

        Homebuilding revenue increased 24.8% to $94.5 million for the quarter ended March 31, 2014 compared to $75.7 million in the quarter ended March 31, 2013 primarily due to increases in average closing prices. The average closing price of our homes closed increased 14.8%, when compared to the prior year period, primarily driven by an increase in average closing prices in our Las Vegas, Phoenix and California—Inland Empire markets due to the mix of homes sold. Our homebuilding gross margin increased by 670 basis points as compared to the first quarter of 2013, with increases in all but our Phoenix and California—Central Valley markets. The increase in homebuilding gross margin was primarily the result of higher average closing prices compared to the prior year period due to the increase in demand for new homes during the first half of 2013, which allowed us to increase sales prices or limit sales incentives in many of our communities. During the first quarter of 2014, our homebuilding gross margin was also positively impacted by our ability to raise prices at a rate that exceeded increases in labor, materials and land costs. We currently do not expect that increases in labor, materials and land costs for the remainder of 2014 will exceed anticipated sales price increases, to the extent that such sales price increases can be achieved. Net income was $11.4 million in the quarter ended March 31, 2014, compared to $4.5 million in the quarter ended March 31, 2013.

For the Year Ended December 31, 2013

        Demand for new homes improved in all of our operating markets except Phoenix during the first half of the year ended December 31, 2013 when compared to the first half of 2012 due to a strong spring selling season as consumers responded to low mortgage interest rates and generally improved macro-economic conditions. Demand moderated in all of our markets during the second half of 2013 in conjunction with a rise in both mortgage interest rates and normal seasonality, among other market factors, including the effects of home price increases. In total, the number and value of our home sales net of cancellations for the year ended December 31, 2013 increased 5.9% and 26.2%, respectively, compared to the year ended December 31, 2012.

        Homebuilding revenue increased 39.4% to $438.1 million for the year ended December 31, 2013 compared to $314.2 million in the prior year. The average closing price of our homes closed increased 18.2% when compared to the prior year, which was primarily driven by the mix of communities in our Southwest reporting segment and most pronounced by the 51% increase in average closing price in our Phoenix market. Our homebuilding gross margin increased by 360 basis points for the year ended December 31, 2013 as compared to the prior year, primarily because the increase in demand for new homes allowed us to increase sales prices or limit sales incentives in many of our communities. Our average homebuilding gross margin across existing communities increased from the prior year by 430 basis points on average led primarily by increases in our Phoenix and California—Inland Empire markets. We opened 28 new communities and closed 22 existing communities during the year ended December 31, 2013. The highest turnover of communities occurred in our California—Central Valley market where we opened eight new communities and closed six communities. Phoenix and Salt Lake had the greatest increase of communities with a net increase of four new communities in each of their markets. Net income was $32.1 million in the year ended December 31, 2013, compared to $17.7 million in the prior year.

Seasonality

        We have historically experienced, and expect to continue to experience, seasonality in quarterly results. While new homes sales activity is highly dependent on the number of active selling communities and the timing of new community openings, all of our markets other than San Antonio have experienced higher home sales activity in the spring and summer months, with approximately 60% of our consolidated closings occurring in the second half of the year in each of the years ended December 31, 2013 and 2012. In addition, given the corresponding construction cycle, our revenues and cash flows from homebuilding operations (exclusive of timing of land purchases) are generally higher in the second half of the calendar year as these homes are completed and closed. Although our recent results of operations have exhibited this kind of seasonality, they are not necessarily indicative of the results to be expected for future periods.

Interest Incurred

        Our homebuilding operations are capital intensive. During active development and construction, we capitalize homebuilding interest to inventory. Such capitalized interest is charged to cost of revenues as the related inventory is delivered to the buyer. Any interest cost not associated with active development and construction is expensed in the period incurred.

Inventory Impairments

        Inventory carrying values are reviewed for potential write-downs when impairment indicators are present. In the event the undiscounted cash flows estimated to be generated by an asset is less than its current carrying value, an impairment charge is required to be recorded if the fair value of such assets is less than their carrying amounts. Fair values represent the Company's best estimate, as of the measurement date, based on conditions existing and information available at the time of the estimate. Subsequent changes in conditions or available information may change assumptions and estimates. These estimates of projected cash flows are based on current, and do not contemplate significant improvements in, market conditions. Such estimates are significantly impacted by estimates of revenues, costs, and other factors including, but not limited to, projected home sales price, absorption rates, timing and amounts of estimated future cash flows, and discount rates. Estimates of fair value are highly dependent on these assumptions and the subjectivity of each assumption varies. As a result, fair value is sensitive to each assumption to varying degrees. Due to uncertainties in the estimation process, actual results could differ materially from such estimates.

        For those assets deemed to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Our determination of fair value is primarily based upon discounting the estimated cash flows at a rate commensurate with the inherent risks associated with the assets and related estimated cash flow streams. We have historically utilized a discount rate appropriate for the existing market conditions when estimating impairment charges.

        No communities were evaluated for recoverability during the three months ended March 31, 2014 and 2013 and the years ended December 31, 2013 and 2012 because there were no impairment indicators at the community level; however, in 2012, certain individual models and speculative homes with a carrying value of $1.6 million were identified as impaired and adjusted to fair value resulting in an impairment charge of $0.2 million. We have not incurred any impairment charges with respect to any land acquired since our emergence from bankruptcy at the end of 2009. Impairment charges, when incurred, are included in cost of revenues.

  Inflation

        Our revenues and profitability may be affected by increased inflation rates and other general economic conditions. In periods of high inflation, demand for our homes may decline. Further, our profits may be affected by our inability to offset increases in the costs of land, construction, labor and administrative expenses through higher sales prices. Our ability to raise prices at such times will depend upon demand and other competitive factors, some of which may be beyond our control. In addition, because the selling prices of our homes in backlog are fixed at the time a buyer enters into a contract to acquire a home, any inflation in the costs of construction, labor and administrative expenses greater than those anticipated may result in lower gross margins.

  2009 Emergence from Bankruptcy and Wind-Down Operations

        Beginning on August 20, 2008, an ad hoc group of creditors filed involuntary petitions under Chapter 11 against Woodside Group, LLC ("Woodside Group") and most of its subsidiaries and its affiliate Pleasant Hill Investments, LC ("Pleasant Hill" and together with Woodside Group and its aforementioned subsidiaries, the "Woodside Debtors") in the United States Bankruptcy Court for the Central District of California (Riverside Division) (the "Court"). Pursuant to a Court-approved stipulation, on September 16, 2008, the Woodside Debtors consented to the entry of orders for relief. Both prior to and after August 20, 2008, certain subsidiaries and/or affiliates of Woodside Group filed voluntary petitions under Chapter 11 as well. The Court jointly administered these cases as "In re Woodside Group, LLC, et al., Case No. 08-20682 (PC) Jointly Administered." On November 25, 2009, the court entered an order confirming the Second Amended Joint Plan of Reorganization of Woodside Group, LLC and Affiliated Debtors, as Modified (the "Plan"). The effective date of the confirmed Plan occurred at the close of business on December 31, 2009. Pursuant to the provisions in the Plan, Woodside LLC was formed as a holding company for the Woodside Debtors.

        Upon its emergence from Chapter 11 and meeting the applicable criteria of FASB, Woodside LLC adopted fresh start reporting in accordance with FASB ASC Subtopic 852-10, Reorganizations. The adoption of fresh start reporting required Woodside LLC to allocate the reorganization value (or fair value as of the date of emergence from bankruptcy) to all of its assets and liabilities. Under the provisions of fresh start reporting, a new entity was deemed created for financial reporting purposes.

        Shortly after exiting from bankruptcy, our new management team realigned our operations from a national to a Western regional builder with a focus on states which they believed had attractive growth prospects. The proximity of our current Western markets has enhanced our operational efficiency and managerial sphere of control. Selected operating data for the markets we exited (Florida, the Washington DC area and Minnesota) are grouped under "Wind-Down Operations." Our net income from Wind-Down Operations was $0.1 million for each of the three months ended March 31, 2014 and 2013 and $0.5 million and $0.4 million for the years ended December 31, 2013 and 2012, respectively, and was primarily composed of interest income related to a seller-financed note from the sale of one community in the Washington DC area during 2012.

Key Operating Metrics

        In evaluating our results of operations, we review the following key performance indicators:

        Average Active Selling Communities.    We define active selling communities as any community with at least one home sold and six or more lots remaining to sell. Average active selling communities means the average number of active communities for the period presented.

        Average Monthly Net Sales per Average Active Selling Community.    Average monthly net sales per average active selling community means the average number of net home sales per month per average active selling community for the period presented. Average monthly net sales per average active selling community is an important indicator of demand of a community once the community is open for sales. The average monthly net sales pace will determine the length of time and resulting total cost of overhead required to sell and close all remaining lots in an active selling community.

        Average Closing Price.    Average closing price represents total homebuilding revenue for a given period divided by the number of homes closed for such period.

        Backlog.    Backlog is a measure of the number and estimated sales value of homes that have been sold as of the end of a period (see "Home Sales" below), but not yet closed. Backlog is an indicator of homes closed and homebuilding revenues in future periods.

        Cancellations.    We consider a home sales contract cancelled when either the Company or the customer terminates the contract. Cancellations for a given period represent the number of home sales contracts that were cancelled during such period and we generally state them as a percentage of home sales before cancellations for the same period.

        Homebuilding Gross Margin and Adjusted Homebuilding Gross Margin.    Homebuilding gross margin means homebuilding revenues less total cost of homebuilding revenues. Adjusted homebuilding gross margin is a non-GAAP financial measure. See "Prospectus Summary—Summary Historical and Unaudited Pro Forma Consolidated Financial and Other Data" in this prospectus for a definition of Adjusted homebuilding gross margin and a quantitative reconciliation of Adjusted homebuilding gross margin to homebuilding gross margin, which we believe is the most comparable financial measure calculated in accordance with GAAP. These metrics are expressed as a dollar value and as a percentage of homebuilding revenues as indicators of profitability.

        Homes Closed.    A home is considered closed when the home closing has occurred and title to the property has been transferred to the buyer.

        Homes Sales.    A home is considered sold when an earnest money deposit is provided by the buyer to the Company and a sales contract has been fully executed and with all typical buyer contingencies (other than mortgage financing) removed.

        Homes Sales Net of Cancellations.    Homes sales net of cancellations means homes sales less cancellations, expressed as a number of homes, for a given period.

        Operating Expenses as Percentage of Homebuilding Revenues.    Operating expenses are the recurring direct overhead expenses of the Company including, but not limited to, compensation expenses, which include inside sales commissions, marketing expenses, office expenses, professional services fees and expenses and insurance costs. This metric is expressed as a percentage of homebuilding revenues as an indicator of the Company's ability to leverage fixed overhead costs as well as manage variable costs to maximize profitability.

Results of Operations

	Three months ended March 31,		Years ended December 31,
($ in thousands)	2014	2013	2013	2012
Revenues:
Homebuilding	$94,487	$75,736	$438,103	$314,216
Land and lot(1)	—	960	3,077	14,840
Other(2)	—	—	—	57

Total revenues	94,487	76,696	441,180	329,113

Cost of revenues:
Homebuilding	68,940	60,329	339,060	254,637
Land and lot	—	872	2,177	14,408
Other(2)	—	—	—	757

Total cost of revenues	68,940	61,201	341,237	269,802
Gross margin:
Homebuilding	25,547	15,407	99,043	59,579
Land and lot	—	88	900	432
Other(2)	—	—	—	(700)

Gross margin	25,547	15,495	99,943	59,311

Operating expenses	14,098	10,784	53,190	39,926

Income from operations	11,449	4,711	46,753	19,385

Other income (expense):
Interest income	124	109	485	376
Interest expense	—	(8)	(790)	(2,403)
Loss on early retirement of debt	—	—	(13,451)	—
Other income	99	34	497	524

Net other income (expense)	223	135	(13,259)	(1,503)

Income before income tax expense	11,672	4,846	33,494	17,882
Income tax expense	(302)	(297)	(1,433)	(184)

Net income	$11,370	$4,549	$32,061	$17,698

(1)
In the normal course of business, the Company contracts to sell land to third parties. Revenue is recognized when title to the property has transferred to the buyer, adequate consideration has been received, and the Company has no significant future obligations.

(2)
The revenues and cost of revenues of Reliant Structural Warranty Insurance Company, Inc. ("Reliant"), a subsidiary of the Company, are reflected in other revenues and other cost of revenues in the Statements of Operations data. Reliant is a captive insurance company that was obligated to reimburse certain Company entities and related parties for sums paid toward their respective self-insured retentions for certain periods prior to 2008 and is now winding down its operations. During 2012, Reliant entered into settlement agreements for which it paid its significant insureds to assume all future liabilities related to those insureds, resulting in the Company no longer having any significant potential obligations as of December 31, 2012 related to Reliant policies.

Comparisons of Three Months Ended March 31, 2014 and 2013

        During the three months ended March 31, 2014, demand for new homes decreased in many of our operating markets compared to the prior year period, though most significantly in our California—Inland Empire, Phoenix and Las Vegas markets. The total number and value of our home sales net of cancellations for the three months ended March 31, 2014 decreased 21.4% and 13.6%, respectively, compared to the three months ended March 31, 2013 due to the reasons discussed above under "—Key Factors Affecting Operating Results—Market Conditions."

        Homebuilding revenues increased 24.8% to $94.5 million for the first quarter of 2014 compared to $75.7 million for the first quarter of 2013, due to increases in average closing prices in our Las Vegas, Phoenix and California—Inland Empire markets and increases in the number of closings in our Salt Lake City and California—Central Valley markets, and which increases were partially offset by decreases in the number of closings in our San Antonio and California—Sacramento markets. The average closing price of our homes increased 14.8% to $315,000, primarily due to increases in our Las Vegas, Phoenix and California—Inland Empire markets, and partially offset by decreases in our San Antonio and Salt Lake City markets. These changes in average closing price were attributable to changes in the mix of homes closed. The number of homes closed during the first quarter of 2014 increased 8.7%, most notably due to increases in our Salt Lake City, California—Central Valley and Phoenix markets as we closed homes that were sold in these markets during the second half of 2013. Our homebuilding gross margin increased by 670 basis points in the first quarter of 2014 as compared to the prior year due to increases in demand in prior periods which allowed us to increase prices or reduce incentives on homes that closed during the first quarter of 2014 in all but our Phoenix and California—Central Valley markets. Net income was $11.4 million in the first quarter of 2014, compared to $4.5 million in the prior year. These results reflect the continued improvement in market conditions from the downturn and the effects of our strategy of investing capital to expand and improve the profitability of our operations, managing inventory levels efficiently and controlling operating expenses.

        Homebuilding Revenues.    Homebuilding revenue increased 24.8% for the first quarter of 2014 to $94.5 million from $75.7 million in the first quarter of 2013 due to a 14.8% increase in the average closing price of our homes to $315,000 in the first quarter of 2014 from $274,400 in the first quarter of 2013, and an 8.7% increase in the number of homes closed. The increase in our average closing price was primarily due to price increases in our Las Vegas, Phoenix, and California—Inland Empire markets due to the mix of homes sold. New home closings totaled 300 homes in the first quarter of 2014 compared to 276 in the same period of 2013 primarily due to a 63.0% and 60.0% increase in home closings in our Salt Lake City and California—Central Valley markets, respectively.

        Land and Lot Revenues.    We did not recognize any land and lot revenue in the first quarter of 2014, compared to $1.0 million recognized in the first quarter of 2013 from planned sales in our Salt Lake City market. Although we do not expect or consider it to be a core part of our business, occasionally we purchase land with the intent to sell a portion of the purchased land to third parties in conjunction with our development of a portion of the purchased land or on an opportunistic basis. In addition, we expect that on occasion, we will dispose of land that we have decided not to develop. The timing and profitability of these transactions are sporadic and vary as development schedules fluctuate.

        Cost of Revenues.    Cost of homebuilding revenue increased 14.3% for the first quarter of 2014 to $68.9 million from $60.3 million in the first quarter of 2013 due to closing 24 additional homes in the first quarter of 2014 and a 5.1% increase in the average cost per home closed due to a different mix of inventory. Cost of homebuilding revenues also includes the amortization of $1.9 million and $1.8 million of capitalized interest for the three months ended March 31, 2014 and 2013, respectively.

        Gross Margin.    Gross margin on homebuilding in the first quarter of 2014 was $25.5 million (27.0% of homebuilding revenue), compared to $15.4 million (20.3% of homebuilding revenue) in the first quarter of 2013. The 670 basis point increase in homebuilding gross margin percentage was a result of increased sales prices with limited sales incentives and a change in product mix. Our California-Inland Empire, California-Sacramento, Las Vegas and Salt Lake City markets experienced the greatest increase in gross margin percentage as compared to the first quarter of 2013.

        Operating Expenses.    Operating expenses were $14.1 million, or 14.9% of homebuilding revenue, in the first quarter of 2014, compared to $10.8 million, or 14.2% of homebuilding revenue, in the first quarter of 2013. Homebuilding revenue increased 24.8% in the first quarter of 2014 as compared to the first quarter of 2013 while during the same period operating expenses increased by 30.7%, which increase was primarily due to an increase in professional fees and other expenses in conjunction with the preparation of this offering.

        Interest Incurred.    Interest incurred for the quarter ended March 31, 2014 was $3.9 million, all of which was capitalized, compared to $3.4 million incurred in the first quarter of 2013, of which all but $8,000 was capitalized, with the $8,000 recorded as interest expense. Interest incurred increased in the first quarter of 2014 due to increased outstanding debt as compared to the prior year period.

        Net Income.    Net income was $11.4 million in the first quarter of 2014, compared to $4.5 million in the first quarter of 2013.

Selected Segment Data for the Quarters Ended March 31, 2014 and 2013

        Set forth below is a discussion of key operating and performance metrics by segment for the quarters ended March 31, 2014 and 2013.

	For the three months ended March 31,
	West				Southwest				Total
($ in thousands)	2014	2013	% change		2014	2013	% change		2014	2013	% change
Home sales net of cancellations	184	251	(26.7)%		150	174	(13.8)%		334	425	(21.4)%
Average selling price	$308.1	$279.2	10.4%		$308.1	$282.2	9.2%		$308.1	$280.4	9.9%
Value of sales orders, net of cancellations	$56,699	$70,078	(19.1)%		$46,221	$49,108	(5.9)%		$102,920	$119,186	(13.6)%
Average active selling communities	23.7	19.3	22.8%		24.3	14.7	65.3%		48.0	34.0	41.2%
Average monthly net sales per average active selling community	2.6	4.3	(39.5)%		2.1	3.9	(46.2)%		2.3	4.2	(45.2)%
Cancellations	27	20	35.0%		27	23	17.4%		54	43	25.6%
Cancellation rate as a % of home sales	12.8%	7.4%	540	bps	15.3%	11.7%	360	bps	13.9%	9.2%	470	bps
Backlog at end of period, number of homes	209	281	(25.6)%		211	226	(6.6)%		420	507	(17.2)%
Backlog at end of period, aggregate sales value	$66,235	$76,164	(13.0)%		$63,934	$63,689	0.4%		$130,169	$139,854	(6.9)%

        West.    Home sales net of cancellations decreased 26.7% to 184 homes with a value of $56.7 million in the first quarter of 2014 compared to 251 homes with a value of $70.1 million in the first quarter of 2013. The decrease in the number and value of home sales was largely due to a decline of homes sold in our California—Inland Empire market. Our average selling price in the West improved 10.4% as compared to the prior year to $308,100, primarily due to the mix of homes sold in the California—Inland Empire market. Compared to the first quarter of 2013, the number of average active selling communities increased by 22.8%, largely due to the increase in average active selling communities in our California—Central Valley market, while our sales absorption declined across all markets in the West as reflected in the 39.5% decrease in average monthly net sales per average active community. Cancellations increased both in number and as a percentage of home sales from the prior year period, primarily due to more cancellations in our California—Central Valley and California—Inland Empire markets. We experienced higher than normal sales order demand in the first quarter of 2013 due to favorable affordability as measured by sales prices and mortgage interest rates. In the first quarter of 2014, we experienced lower than normal sales order demand due to a relative weakening in affordability as measured by higher sales prices and an increase in mortgage interest rates as compared to the prior year period. Backlog units and the aggregate sales value of such backlog at the end the first quarter declined 25.6% and 13.0%, respectively, compared to the first quarter of 2013, due to decreases in all markets except for California—Central Valley. The decrease in backlog sales value was lower than the decrease in backlog units due to the increase in the average selling price of our homes.

        Southwest.    Home sales net of cancellations decreased 13.8% to 150 homes with a value of $46.2 million in the first quarter of 2014 compared to 174 homes with a value of $49.1 million in the first quarter of 2013. The decrease in the number and value of home sales was largely due to a decline of homes sold in our Las Vegas and San Antonio markets, though partially tempered by a 37.5% and 16.7% increase in home sales net of cancellations in our Phoenix and Salt Lake City markets, respectively, due to increases in active selling communities in such markets. The average selling price improved 9.2% as compared to the prior year to $308,100 primarily due to the mix of homes sold in our Las Vegas and Salt Lake City markets. The number of average active selling communities increased by 65.3% compared to the prior year, largely due to an increase of average active selling communities in our Phoenix and Salt Lake City markets. Sales absorption declined across all markets in the Southwest compared to the first quarter of 2013 as reflected by a 46.2% decrease in average monthly net sales per average active community. Cancellations increased both in number and as a percentage of home sales from the prior year period, primarily due to more cancellations in our Las Vegas and Phoenix markets. We experienced higher than normal sales order demand in the first quarter of 2013 due to favorable affordability as measured by sales prices and mortgage interest rates. In the first quarter of 2014, we experienced lower than normal sales order demand due to a relative weakening in affordability as measured by higher sales prices and an increase in mortgage interest rates as compared to the prior year period. Backlog units at the end of the first quarter declined 6.6% due to the sales decreases in our Las Vegas and San Antonio markets, but the aggregate sales value of such backlog increased slightly to $63.9 million, primarily due to the higher sales volumes in our Phoenix and Salt

Lake City markets due to increases in active selling communities in such markets, as well as the higher sales prices in our Salt Lake City market.

	For the three months ended March 31,
	West				Southwest				Total
($ in thousands)	2014	2013	% change		2014	2013	% change		2014	2013	% change
Homes closed	151	153	(1.3)%		149	123	21.1%		300	276	8.7%
Average closing price	$300.4	$262.5	14.4%		$329.7	$289.3	14.0%		$315.0	$274.4	14.8%
Homebuilding revenues	$45,355	$40,157	12.9%		$49,132	$35,579	38.1%		$94,487	$75,736	24.8%
Homebuilding gross margin as a percentage of homebuilding revenues	27.7%	20.9%	680	bps	26.4%	19.7%	670	bps	27.0%	20.3%	670	bps
Adjusted homebuilding gross margin as a percentage of homebuilding revenues(1)	31.0%	24.5%	650	bps	30.4%	24.1%	630	bps	30.7%	24.4%	630	bps
Land and lot revenues	$—	$—	—		$—	$960	(100.0)%		$—	$960	(100.0)%
Operating expenses as a percentage of homebuilding revenues	14.5%	12.6%	190	bps	15.3%	16.1%	(80	) bps	14.9%	14.2%	70	bps
Income from operations(2)	$6,004	$3,320	80.8%		$5,446	$1,393	291.0%		$11,449	$4,711	143.0%
Income from operations as a percentage of total revenues	13.2%	8.3%	490	bps	11.1%	3.8%	730	bps	12.1%	6.1%	600	bps

(1)
Adjusted homebuilding gross margin is a non-GAAP financial measure. See "Prospectus Summary—Summary Historical and Unaudited Pro Forma Consolidated Financial and Other Data" for a definition of Adjusted homebuilding gross margin and a quantitative reconciliation of Adjusted homebuilding gross margin to homebuilding gross margin, which we believe is the most comparable financial measure calculated in accordance with GAAP.

(2)
Income from operations by segment includes all revenues and income generated from the sale of homes and land, less the cost of homes and land sold and operating expenses (which includes a corporate capital allocation charge determined by Company management). The corporate capital allocation charge is eliminated in consolidation and is primarily based on the segment's average inventory. For the quarters ended March 31, 2014 and 2013, total income from operations includes unallocated corporate operating expenses.

        West.    Revenues from homebuilding increased 12.9% to $45.4 million in the first quarter of 2014 compared to 2013 as a result of a 14.4% increase in our average closing price, which was partially offset by a 1.3% decrease in homes closed. Home closings increased in our California—Central Valley market, and declined in our other markets in the West. The average closing price increased across all of our markets, but most notably in our California-Inland Empire market. Homebuilding gross margin as a percentage of homebuilding revenue improved 680 basis points largely due to the mix of homes sold in our California—Inland Empire and California—Sacramento markets. The increase in average closing price was primarily a result of a change in product mix and the increase in homebuilding gross margins was primarily a result of sales price increases in excess of increases in direct construction costs and no significant changes in sales incentives. Gross margins increased compared to the first quarter of 2013 as we closed homes and captured the benefit of pricing gains that began early in 2013. Operating expenses as a percentage of homebuilding revenue increased 190 basis points to 14.5% due to a 29.7% increase in operating expenses, which includes a higher capital allocation charge related to the increase in inventory for the segment because of recent land acquisitions, compared to the 12.9% increase in homebuilding revenues. Income from operations improved to $6.0 million from $3.3 million as a result of homebuilding gross margin growth that outpaced increases in operating expenses in all markets.

        Southwest.    Revenues from homebuilding increased 38.1% to $49.1 million in the first quarter of 2014 compared to 2013 as a result of 21.1% more homes closed and a 14.0% increase in average closing price. Homes closed increased in all but our San Antonio market, with the largest year-over-year increase in our Salt Lake City market. The average closing price improved overall from the first quarter of 2013 due to a change in product mix with higher average closing prices in our Las Vegas and Phoenix markets, although improvements were partially tempered by lower average closing prices in our San Antonio and Salt Lake City markets, and also due to changes in product mix with lower average closing prices. Homebuilding gross margin as a percentage of homebuilding revenue improved 670 basis points, largely due to sales price increases in excess of increases in direct construction costs in our Las Vegas and Salt Lake City markets. Gross margins increased compared to the first quarter of 2013 as we closed homes and captured the benefit of pricing gains that began early in 2013 and because of our ability to limit sales incentives to 2.6% of homebuilding revenue in the first quarter of 2014 compared to 4.9% of homebuilding revenue in the first quarter of 2013. Operating expenses as a percentage of homebuilding revenue decreased 80 basis points to 15.3% due to the 38.1% increase in revenue outpacing the 31.7% increase in operating expenses. Income from operations improved to $5.4 million from $1.4 million, as a result of revenue growth that outpaced increases in operating expenses.

Comparisons of Years Ended December 31, 2013 and 2012

        During the first half of the year ended December 31, 2013, demand for new homes improved in most of our operating markets, though most significantly in our California-Inland Empire, Las Vegas and Salt Lake City markets, due to improved market conditions. The number and value of our home sales net of cancellations for the year ended December 31, 2013 increased 5.9% and 26.2%, respectively, compared to the year ended December 31, 2012. Homebuilding revenues increased 39.4% to $438.1 million for the year ended December 31, 2013 compared to $314.2 million for the year ended December 31, 2012. The average closing price of our homes increased 18.2% and our homebuilding gross margins increased by 360 basis points for the year ended December 31, 2013 as compared to the year ended December 31, 2012, primarily because the increase in demand for new homes and other factors discussed under "—Key Factors Affecting our Operating Results—Market Conditions" allowed us to increase sales prices or limit sales incentives in all of our markets. Net income was $32.1 million in the year ended December 31, 2013, compared to $17.7 million in the prior year. These results reflect the improvement in market conditions from the prior year and the effects of our strategy of investing capital to expand and improve the profitability of our operations, managing inventory levels efficiently and controlling operating expenses.

        Homebuilding Revenues.    Homebuilding revenue increased 39.4% for the year ended December 31, 2013 to $438.1 million from $314.2 million in 2012 primarily due to a 17.9% increase in the number of closings and a 18.2% increase in average closing price. The average closing price increased 18.2% to $290,700 in 2013 from $245,900 in 2012 primarily due to price increases in our Phoenix, Las Vegas, California-Inland Empire and Salt Lake City markets. New home closings totaled 1,507 homes in 2013 compared to 1,278 in 2012 primarily due to a 17.9% increase in average monthly net sales per average active selling community as a result of improved market conditions in most of our markets as discussed above and under "—Key Factors Affecting our Operating Results—Market Conditions." The increase in home closings was most pronounced in our Salt Lake City, California-Sacramento, California-Inland Empire and California-Central Valley markets.

        Land and Lot Revenues.    Land and lot revenue decreased 79.3% for the year ended December 31, 2013 to $3.1 million from $14.8 million in 2012. In 2013, we recorded land and lot revenues from planned dispositions in our California-Central Valley, Salt Lake City and San Antonio markets, whereas in 2012 we recorded land and lot revenues from planned dispositions in all but our California-Inland Empire and California-Central Valley markets. Our 2012 land and lot revenues also included $7.8 million from the disposition of one community in Washington, DC that was part of our Wind-Down Operations. Although we do not expect that it will be a core part of our business, occasionally we purchase land with the intent to sell a portion of the purchased land to third parties in conjunction with our development of a portion of the purchased land or on an opportunistic basis. In addition, we expect that, on occasion, we will dispose of land that we have decided not to develop. The timing and profitability of these transactions are sporadic and vary as development schedules fluctuate.

        Other Revenues.    We did not recognize any other revenue during the year ended December 31, 2013. We recognized approximately $57,000 in other revenue associated with the wind-down of Reliant during the year ended December 31, 2012.

        Cost of Revenues.    Cost of homebuilding revenue increased 33.2% for the year ended December 31, 2013 to $339.1 million from $254.6 million in 2012 due to closing 229 additional homes in 2013 as compared to 2012 and a 12.9% increase in the average cost per home closed due to a different mix of inventory. Cost of land and lot revenue decreased 84.9% for the year ended December 31, 2013 to $2.2 million from $14.4 million in 2012 due to closing 118 lots at an average cost of $18,400 per lot in 2013 compared to 1,441 lots at an average cost of $10,000 per lot in 2012. In addition, we recorded impairment charges of $0.2 million in 2012 to reduce the carrying values of certain projects to their estimated fair value. Cost of homebuilding revenues also includes the amortization of $8.8 million and $6.1 million of capitalized interest for the years ended December 31, 2013 and 2012, respectively.

        Gross Margin.    Gross margin on homebuilding in 2013 was $99.0 million (22.6% of homebuilding revenue), compared to $59.6 million (19.0% of homebuilding revenue) in 2012. The 360 basis point increase in homebuilding gross margin percentage was a result of increased sales prices with limited sales incentives and a change in product mix. Our California-Inland Empire, California-Sacramento, Las Vegas and Phoenix markets experienced the greatest increase in gross margin percentage as compared to 2012, particularly in the second half of the year as homes closed and we recognized the appreciation in sales price from homes sold earlier in the year. Gross margin on land sold totaled $0.9 million, or 29.2% of land and lot revenue, for the year ended December 31, 2013, compared to $0.4 million, or 2.9% of land and lot revenue, for the year ended December 31, 2012.

        Operating Expenses.    Operating expenses were $53.2 million, or 12.1% of homebuilding revenue, for the year ended December 31, 2013, compared to $39.9 million, or 12.7% of homebuilding revenue, in 2012. Homebuilding revenue increased 39.4% in 2013 as compared to 2012 while operating expenses increased by 33.2% during the same period due to revenue increases exceeding increases in fixed costs and our ability to manage variable selling costs. Both direct administrative and variable selling costs, and in particular commissions, generally increase or decrease with revenues. As a result, operating expenses tend to be variable and reflect increases or decreases in revenues.

        Interest Incurred.    Interest incurred for the year ended December 31, 2013 was $14.4 million, of which $13.6 million was capitalized and $0.8 million was recorded as interest expense, compared to $11.7 million incurred in 2012, of which $9.3 million was capitalized and $2.4 million was recorded as interest expense. Interest incurred increased $2.7 million in 2013 due to increased outstanding debt in 2013 as compared to 2012.

        Loss on early retirement of debt.    On August 5, 2013, Woodside LLC and Woodside Homes Finance Inc. issued $220.0 million of unsecured senior notes due December 15, 2021. The Company used $135.0 million of the net proceeds from the offering to purchase in a tender offer Woodside LLC's 2017 Notes, which amount included an early tender payment of $7.3 million. Woodside LLC recorded a loss on early retirement of debt of $13.5 million in costs attributable to the repurchase of the 2017 Notes.

        Net Income.    Net income was $32.1 million for the year ended December 31, 2013, compared to $17.7 million in 2012.

Selected Segment Data for the Years Ended December 31, 2013 and 2012

        Set forth below is a discussion of key operating and performance metrics by segment for the years ended December 31, 2013 and 2012.

	For the year ended December 31,
	West				Southwest				Total
($ in thousands)	2013	2012	% change		2013	2012	% change		2013	2012	% change
Home sales net of cancellations	828	799	3.6%		707	651	8.6%		1,535	1,450	5.9%
Average selling price	$290.9	$248.7	17.0%		$303.6	$249.4	21.7%		$296.8	$249.0	19.2%
Value of sales orders, net of cancellations	$240,900	$198,728	21.2%		$214,677	$162,367	32.2%		$455,577	$361,095	26.2%
Average active selling communities	19.3	22.1	(12.7)%		19.8	20.8	(4.8)%		39.0	42.8	(8.9)%
Average monthly net sales per average active selling community	3.6	3.0	20.0%		3.0	2.6	15.4%		3.3	2.8	17.9%
Cancellations	117	138	(15.2)%		126	118	6.8%		243	256	(5.1)%
Cancellation rate as a % of home sales	12.4%	14.7%	(230	)bps	15.1%	15.3%	(20	)bps	13.7%	15.0%	(130	)bps
Backlog at end of period, number of homes	176	183	(3.8)%		210	175	20.0%		386	358	7.8%
Backlog at end of period, aggregate sales value	$54,010	$46,156	17.0%		$65,970	$48,336	36.5%		$119,980	$94,492	27.0%

        West.    Home sales net of cancellations increased 3.6% to 828 homes with a value of $240.9 million in 2013 compared to 799 homes with a value of $198.7 million in 2012. The average selling price improved 17.0% as compared to the prior year to $290,900. These results were largely due to the increase in the number of home sales in our California-Central Valley and California-Inland Empire markets and significant price increases in our California-Inland Empire and California-Sacramento market. California-Central Valley was the only market in the West to experience an increase in the number of sales in the second half of 2013 as compared to 2012. The number of average active selling communities declined 12.7% largely driven by a 25.6% decline in active communities in our California-Sacramento market. Sales absorption and velocity increased significantly across all our markets in the West as evidenced by the 20.0% increase in average monthly net sales per average active selling community, with the greatest increases in average monthly net sales per average active selling community in our California-Central Valley and California-Inland Empire markets. Our increases in sales absorption mostly occurred in the first half of the year along with our increase in sales, net of cancellations. Cancellations, as well as the cancellation rate as a percentage of home sales, decreased from the prior year period, primarily due to higher demand in the first half of the year. However, the cancellation rate increased from 8.2% in the first half of the year to 18.3% in the second half of the year primarily due to increases in the cancellation rate in our California-Central Valley and California-Sacramento markets as rising mortgage interest rates led to affordability concerns from our homebuyers. Backlog units at the end of 2013 declined 3.8% compared to the end of 2012, primarily due to fewer backlog units in our California-Sacramento market, but the aggregate sales value of such backlog increased 17.0% to $54.0 million, due to an increase of backlog units in our California-Central Valley and California-Inland Empire markets, as well as increases in the average selling price of units in backlog across all of our markets in the West.

        Southwest.    Home sales net of cancellations increased 8.6% to 707 homes with a value of $214.7 million in 2013 compared to 651 homes with a value of $162.4 million in 2012. The average selling price improved 21.7% as compared to the prior year to $303,600, with average selling prices improving in all of our markets in the Southwest other than San Antonio. These results were primarily due to a 62.4% increase in the number of homes sold in our Salt Lake City market and significant price increases in our Las Vegas and Phoenix markets. Home sales net of cancellations were unchanged in our Las Vegas and San Antonio markets, and decreased 12.0% in our Phoenix market. The number of average active selling communities declined 4.8% for the Southwest segment compared to the prior year primarily due to declines in active communities in our San Antonio and Las Vegas markets, but these declines were largely offset by a 48.8% increase in active communities our Salt Lake City market. Sales absorption and velocity increased significantly as evidenced by the 15.4% increase in average monthly net sales per average active selling community, with the greatest increases in average monthly net sales per average active selling community in our Las Vegas and San Antonio markets due to the decline of active selling communities in these markets, and tempered by a slight decrease in our Phoenix market. Our increases in sales absorption mostly occurred in the first half of the year along with our increase in sales, net of cancellations. Cancellations increased slightly from the prior year period, but the cancellation rate as a percentage of home sales decreased slightly primarily due to higher demand in the first half of the year. The cancellation rate increased from 11.8% in the first half of the year to 20.0% in the second half of the year primarily due to significant increases in the cancellation rate in our Phoenix and Las Vegas markets as rising mortgage interest rates led to affordability concerns from our homebuyers. Backlog units at the end of 2013 increased 20.0% compared to the end of 2012, primarily due to a 63% increase in backlog units in our Salt Lake City market driven by the increase in home sales. The aggregate sales value of backlog increased 36.5% to $66.0 million, primarily due to increases in average selling price in our Phoenix and Salt Lake City markets.

	For the year ended December 31,
	West				Southwest				Total(1)
($ in thousands)	2013	2012	% change		2013	2012	% change		2013	2012	% change
Homes closed	835	697	19.8%		672	581	15.7%		1,507	1,278	17.9%
Average closing price	$282.1	$248.4	13.6%		$301.4	$242.8	24.1%		$290.7	$245.9	18.2%
Homebuilding revenues	$235,584	$173,130	36.1%		$202,519	$141,085	43.5%		$438,103	$314,216	39.4%
Homebuilding gross margin as a percentage of homebuilding revenues	23.8%	19.4%	440	bps	21.2%	18.4%	280	bps	22.6%	19.0%	360	bps
Adjusted homebuilding gross margin as a percentage of homebuilding revenues(2)	27.1%	22.9%	420	bps	25.3%	22.8%	250	bps	26.3%	22.9%	340	bps
Land and lot revenues	$1,249	$1,500	(16.7)%		$1,828	$5,557	(67.1)%		$3,077	$14,840	(79.3)%
Inventory impairments	$—	$40	(100.0)%		$—	$180	(100.0)%		$—	$220	(100.0)%
Operating expenses as a percentage of homebuilding revenues	10.4%	9.5%	90	bps	14.2%	11.1%	310	bps	12.1%	12.7%	(60	) bps
Income from operations(3)	$32,424	$17,163	88.9%		$14,292	$10,434	37.0%		$46,753	$19,385	141.2%
Income from operations as a percentage of total revenues	13.7%	9.8%	390	bps	7.0%	7.1%	(10	) bps	10.6%	5.9%	470	bps

(1)
Includes Wind-Down Operations. In the year ended December 31, 2012, our Wind-Down Operations recorded land and lot revenue of $7.8 million from one community in Washington, DC.

(2)
Adjusted homebuilding gross margin is a non-GAAP financial measure. See "Prospectus Summary—Summary Historical and Unaudited Pro Forma Consolidated Financial and Other Data" for a definition of Adjusted homebuilding gross margin and a quantitative reconciliation of Adjusted homebuilding gross margin to homebuilding gross margin, which we believe is the most comparable financial measure calculated in accordance with GAAP.

(3)
Income from operations by segment includes all revenues and income generated from the sale of homes and land, less the cost of homes and land sold and operating expenses (which includes a corporate capital allocation charge determined by Company management). The corporate capital allocation charge is eliminated in consolidation and is primarily based on the segment's average inventory. For the years ended December 31, 2013 and 2012, total income from operations includes unallocated corporate operating expenses.

        West.    Revenues from homebuilding increased 36.1% to $235.6 million in 2013 compared to 2012 as a result of 19.8% more homes closed and a 13.6% increase in our average closing price. Home closings increased across all of our markets, but notably in our California-Sacramento market. Both the average closing price and the gross margin percentages of homebuilding revenue improved from 2012 across all of our markets, but most notably in our California-Inland Empire and California-Sacramento markets. The increase in average closing price was primarily a result of a change in product mix and the increase in gross margins was primarily a result of sales price increases in excess of increases in direct construction costs. Gross margins increased throughout the year as we continued to capture the benefit of pricing gains that began early in the year as we closed homes, and by our ability to limit sales incentives to 3.0% of homebuilding revenue in 2013 compared to 6.4% of homebuilding revenue in 2012. Operating expenses as a percentage of homebuilding revenue increased 90 basis points due to a 48.4% increase in operating expenses which includes a higher capital allocation charge related to the increase in inventory for the segment because of recent land acquisitions, compared to the 36.1% increase in homebuilding revenues. Income from operations improved to $32.4 million from $17.2 million in 2012 as a result of revenue growth that outpaced increases in operating expenses in all of our markets.

        Southwest.    Revenues from homebuilding increased 43.5% to $202.5 million in 2013 compared to 2012 as a result of 15.7% more homes closed and a 24.1% increase in our average closing price. Home closings decreased by 15.7% in our Phoenix market, but increased in all of our other markets with the largest year-over-year increase in our Salt Lake City market. The average closing price improved from 2012 across all of our markets, with the most significant increases in our Las Vegas and Phoenix markets. Homebuilding gross margin as a percentage of homebuilding revenue improved 280 basis points overall, due primarily to sales price increases in excess of increases in direct construction costs in our Las Vegas and Phoenix markets. Homebuilding gross margin as a percentage of homebuilding revenue decreased approximately 90 basis points in our Salt Lake City market and 80 basis points in our San Antonio market, although total gross margin dollars increased in both of these markets as a result of increases in average closing prices. Gross margins increased throughout the year as we continued to capture the benefit of pricing gains that began early in the year as we closed homes, and by our ability to limit sales incentives to 3.1% of homebuilding revenue in 2013 compared to 4.2% of homebuilding revenue in the prior year. Operating expenses as a percentage of homebuilding revenue increased 310 basis points due to an 83.1% increase in operating expenses, which includes a higher capital allocation charge related to the increase in inventory for the segment because of recent land acquisitions, compared to the 43.5% increase in homebuilding revenues. Income from operations improved to $14.3 million from $10.4 million in 2012 as a result of revenue growth that outpaced increases in operating expenses in all but our San Antonio market.

Land and Lot Data for the Three Months Ended March 31, 2014 and the Years Ended December 31, 2013 and 2012

        We enter into land purchase and option contracts to acquire land for the construction of homes. Option and phased purchase contracts, when available, enable us to control significant lot positions with limited capital investment and substantially reduce the risks associated with land ownership and development.

        As of March 31, 2014, we owned 6,156 lots and controlled through purchase or option agreements an additional 3,478 lots. The following table sets forth certain data regarding our lots owned and controlled through option or purchase agreements as of March 31, 2014 and December 31, 2013 and 2012:

	As of March 31,		As of December 31,
	Number of lots	Value of lots ($ in thousands)	Number of lots		Value of lots ($ in thousands)
	2014	2014	2013	2012	2013	2012
Land held for development	211	$5,439	242	1,626	$15,966	$27,777
Land under development	3,732	157,419	2,976	1,266	97,489	47,807
Finished lots	1,516	119,497	1,356	921	113,079	45,692
Work in process	697	129,988	615	459	116,904	83,525
Held for sale	—	75	—	107	75	1,438

Total Owned	6,156	$412,418	5,189	4,379	$343,513	$206,239
Controlled (not owned) lots	3,478		3,508	1,253

Total owned & controlled lots	9,634		8,697	5,632

        Our option and purchase agreements for our controlled lots have expiration or termination dates ranging from June 2014 to June 2021 and, as of March 31, 2014, had a total potential remaining purchase price of approximately $176.9 million. Though we enter into land purchase and option contracts with the intent to acquire the real estate subject to such agreements and expect that we will acquire a significant majority of the lots that we controlled as of March 31, 2014, we may elect to terminate a land purchase agreement or allow an option to expire based on our due diligence investigation or market conditions. In addition, the timing, location and amount of lots purchased will be based on market conditions and our business plans. Therefore, we may not purchase lots at such times and in such amounts as we currently expect.

Financial Condition and Liquidity

        Our primary uses of cash for our homebuilding operations are payments related to purchasing and developing land, new home construction, and funding our operating expenses. From a contractual perspective, our primary obligations are payments related to our debt agreements, subcontracts for construction work, land purchase agreements and development obligations to make infrastructure improvements arising under agreements with counties, cities and other agencies entered into in connection with the development of our communities. We expect to fund all of our obligations in the ordinary course of business through a combination of existing cash resources, proceeds from this offering, cash flows generated from operations before inventory investment, borrowings under our unsecured revolving credit facility, proceeds from our sale of senior notes in August 2013 and April 2014 and the issuance of new debt or equity as market conditions may permit. We regularly assess our projected capital requirements with respect to the need to fund future growth in our business, repay debt obligations, and support other general corporate and operational needs. We believe that our operations and capital resources will be sufficient to meet our anticipated cash requirements for the next twelve months.

        Cash flows for each of our active communities depend on the status of the development cycle, and can differ substantially from reported earnings. Early stages of development or expansion require significant cash outlays for land acquisitions, entitlements and other approvals, construction of sales offices and model homes, roads, utilities, general landscaping and other amenities. Because these costs are a component of our inventory and are not recognized in our statement of operations until a home closes, we incur significant cash outflows prior to recognition of revenues. In the latter stages of an active community, net cash inflows may significantly exceed the income from operations reported for financial statement purposes, as the costs associated with home and land construction were previously incurred.

        We believe that the ratio of total debt to total book capitalization is useful in understanding the overall leverage employed in our operations. At March 31, 2014 our ratio of total debt to total book capitalization was 51.9%, compared to 52.2% at December 31, 2013. The Company's ratio of net debt to net total book capitalization was 47.1% as of March 31, 2014 compared to and 39.6% as of December 31, 2013. After giving effect to the Offering and Reorganization Transactions and the issuance of $50.0 million of additional 6.750% Senior Notes due 2021 in April 2014, at March 31, 2014, our ratio of total debt to total book capitalization would have been        % and our ratio of net debt to net total book capitalization would have been        %. See "Prospectus Summary—Summary Historical and Unaudited Pro Forma Consolidated Financial and Other Data" for a definition of net debt to net total book capitalization and a quantitative reconciliation of net debt to net total book capitalization to total debt to total book capitalization, which we believe is the most comparable financial measure calculated in accordance with GAAP.

        The indenture governing our senior notes and the credit agreement governing our unsecured revolving credit facility each contain, and future debt financing arrangement may contain, covenants limiting the ability of Woodside LLC to make distributions and other payments to its members, including Woodside Inc. In general, the indenture governing our senior notes and the credit agreement governing our unsecured revolving credit facility limit distributions and other payments pursuant to a formula which permits distributions and payments to be made if they, together with any other "restricted payments," do not exceed 50% of cumulative net income since August 5, 2013 (less 100% of all losses during such period), plus certain other amounts, including proceeds from the issuance of equity securities or equity contributions. Based on such formula, after giving effect to the Offering and Reorganization Transactions, Woodside LLC would have had the ability to make up to $            of distributions to its members, and Woodside LLC would also have been able to make additional distributions or payments to its members in reliance on certain specified exceptions, including for certain tax distributions. Any such distributions would be made to the members of Woodside LLC on a pro rata basis based on the percentage of their respective membership interests. The capital needs of Woodside Inc. are expected to be substantially limited to required tax payments, legal and accounting expenses incurred in connection with its reporting obligations as a public company, compensation paid to its directors and its obligations under the tax receivable agreement. As a result, we expect that the restrictions on distributions contained in the indenture governing our senior notes and the credit agreement governing our unsecured revolving credit facility will not adversely impact the liquidity of Woodside Inc. in the foreseeable future.

Capital Resources

  Cash and Cash Equivalents

        At March 31, 2014, we had $39.7 million of available cash and cash equivalents. At December 31, 2013, we had $88.1 million of available cash and cash equivalents, including $37.5 million of Treasury securities that were subsequently liquidated. At March 31, 2014 and December 31, 2013, we had $0.6 million and $0.3 million, respectively, in restricted cash, which primarily consisted of customer escrow deposits for certain home sales that are restricted by state law. We intend to use available cash to acquire and develop land positions in order to continue to grow our business. We exercise strict controls and believe we have a prudent strategy for companywide cash management, including those related to cash outlays for land acquisition and development.

  6.750% Senior Notes due 2021

        In August 2013, Woodside LLC and Woodside Homes Finance Inc., as co-issuers, completed an offering of 6.750% Senior Notes due 2021 (the "2021 Notes"), in an aggregate amount of $220.0 million. The 2021 Notes were issued at 100% of their principal amount. Woodside LLC used the net proceeds from the sale of the 2021 Notes (i) to purchase all (approximately $127.7 million aggregate principal amount) of its 9.75% Secured Notes due 2017 pursuant to a tender offer, (ii) pay fees and expenses related to the issuance and (iii) for general corporate purposes. In April 2014, co-issuers issued an additional $50.0 million of 2021 Notes at a purchase price of 100.25% of the principal amount plus accrued interest from December 15, 2013. Woodside LLC intends to use the proceeds from the offering of such additional 2021 Notes for growth capital, including the acquisition and development of land, and general corporate purposes

        The 2021 Notes mature on December 15, 2021. The 2021 Notes are the unsecured senior obligations of Woodside LLC and Woodside Homes Finance Inc. and are guaranteed on a senior unsecured basis by certain of Woodside LLC's existing and future restricted subsidiaries. The 2021 Notes and the guarantees thereof rank equally with all of Woodside LLC's and the guarantors' existing and future senior debt and will rank senior to all Woodside LLC's and the guarantors' future subordinated debt.

        The 2021 Notes bear interest at a rate of 6.750% per annum, payable in cash semiannually in arrears on each June 15 and December 15. Other than upon the occurrence of a change of control and in connection with certain asset dispositions, Woodside LLC will not be required to repurchase or make any mandatory redemption or sinking fund payments with respect to the 2021 Notes. Woodside LLC may redeem some or all of the 2021 Notes prior to maturity at the redemption prices set forth in the indenture governing the 2021 Notes. In addition, Woodside LLC may from time to time repurchase 2021 Notes in the open market or otherwise.

        The indenture governing the 2021 Notes contains customary covenants limiting, among other things, Woodside LLC's ability and the ability of its restricted subsidiaries to incur or guarantee additional debt, create liens, transfer and sell assets, merge, consolidate, or sell, transfer or otherwise dispose of all or substantially all of Woodside LLC's assets, enter into certain transactions with affiliates, engage in lines of business other than its core business and related businesses, make loans or investments, pay dividends or distributions (other than customary tax distributions), prepay, redeem or repurchase certain debt and capital stock, or issue certain preferred stock. The indenture governing the 2021 Notes also provides for a number of customary events of default, including, among others, for the non-payment of principal or interest; the failure to perform or observe certain covenants; a cross-default to other indebtedness of Woodside LLC, including the unsecured revolving credit facility; certain events of bankruptcy or insolvency; and the entry of certain final non-appealable judgments or decrees. If any event of default occurs, all obligations outstanding under the 2021 Notes would become immediately due and payable (in the case of a bankruptcy or insolvency event of default) or the indenture trustee or the holders of at least 25% in aggregate principal amount of the notes would be permitted to accelerate all obligations outstanding under the 2021 Notes (in the case of any other event of default). As of March 31, 2014, we were in compliance with the covenants contained in the indenture.

  Unsecured Revolving Credit Facility

        In January 2014, Woodside LLC entered into an unsecured revolving credit facility with borrowing availability of up to $30.0 million, including letters of credit, subject to a borrowing base, which ranges from 40% to 100% of the value of specified types of assets. In March 2014, we increased the borrowing capacity thereunder to $40.0 million, subject to such borrowing base. The terms of this facility provide that it may be increased further up to an aggregate borrowing capacity of $100.0 million, subject to obtaining additional commitments for such borrowings and the satisfaction of borrowing base qualifications. Borrowings under the unsecured revolving credit facility are guaranteed by certain of Woodside LLC's existing and future domestic restricted subsidiaries. As of May 30, 2014, there were no outstanding borrowings or letters of credit issued under the unsecured revolving credit facility.

        Woodside LLC's obligations under the unsecured revolving credit facility mature on January 29, 2017. The interest rate per annum applicable to loans under the unsecured revolving credit facility is, at

Woodside LLC's option, either (i) LIBOR divided by the difference between 1.00 and the Eurocurrency Reserve Requirements (as defined in the credit agreement that governs the unsecured revolving credit facility), plus 3.25%, or (ii) a base rate plus 2.25%.

        The credit agreement that governs the unsecured revolving credit facility contains a number of customary covenants that, among other things, restricts, subject to certain exceptions, Woodside LLC's ability and the ability of its subsidiaries to incur or guarantee additional indebtedness; grant or suffer or permit to exist any liens; sell or transfer any portion of its assets; engage in mergers, consolidations or asset dispositions; pay dividends or make distributions; make investments, loans or advances; enter into, maintain or make contributions to any plan that is subject to Title IV of ERISA; use any of the proceeds of the loans to purchase or carry any margin stock; or engage in certain transactions with affiliates or subsidiaries.

        In addition, the credit agreement that governs the unsecured revolving credit facility includes certain financial covenants, including the requirements that Woodside LLC maintain throughout the term of the unsecured revolving credit facility and measured as of the end of each fiscal quarter: (i) a maximum consolidated leverage ratio of 60%; (ii) a minimum interest coverage ratio of 1.50:1.00; (iii) a minimum tangible net worth amount calculated based on a formula set forth therein; and (iv) a maximum level of home inventory calculated based on a formula set forth therein. As of March 31, 2014, we were in compliance with the covenants contained in the credit agreement.

        The credit agreement that governs the unsecured revolving credit facility contains a number of customary events of default, including, among others, for the non-payment of principal, interest or other amounts; the inaccuracy of certain representations and warranties; the failure to perform or observe certain covenants; a cross-default to other indebtedness of Woodside LLC, including the 2021 Notes; certain events of bankruptcy or insolvency; certain ERISA events; the invalidity of certain loan documents; certain changes of control; the entry of certain final non-appealable judgments or decrees; certain environmental issues; and certain material adverse changes. If any event of default occurs, the lenders under the unsecured revolving credit facility would be entitled to take various actions, including accelerating amounts due thereunder and taking all actions permitted to be taken by a secured creditor. In addition, the commitments of the lenders to lend under the unsecured revolving credit facility would terminate.

  Seller Note

        On March 3, 2014, a subsidiary of Woodside LLC issued a seller note, secured by three parcels of real estate that were subject to such purchase. The seller note bears a stated interest rate of zero percent. Although the stated principal amount of the seller note is $9.6 million, we were required to impute an effective interest rate in accordance with GAAP. As a result, for financial reporting purposes, the seller note was recorded at the date of issuance with a principal amount of $8.9 million and an effective interest rate of 3.9%

        The seller note matures in March 2017, but principal payments are required to be made prior to such date to the extent that we desire to release the deed of trust encumbering one or more of the parcels of real estate securing the seller note. Pursuant to the terms of the purchase agreement, the real estate securing the seller note will be released in three phases with the first release occurring no later than July 2015, the second release occurring no later than May 2016 and the third release occurring no later than March 2017. On such release dates, we will be required to make principal payments in the amounts of $2.2 million, $4.5 million and $2.9 million, respectively.

Comparison of Cash Flow for Three Months Ended March 31, 2014 to Three Months Ended March 31, 2013

        The following is a summary of our cash flow information:

	As of March 31,
($ in thousands)	2014	2013
Cash flows used in:
Operating activities	$(47,040)	$(42,263)
Investing activities	(571)	(443)
Financing activities	(871)	—

Cash Flow Used in Operating Activities

        Net cash used in operating activities for the quarter ended March 31, 2014 was $47.0 million compared to $42.3 million for the quarter ended March 31, 2013, due to the general increase in operations of the Company in the first quarter of 2014 compared to the first quarter of 2013. Net cash used in operating activities increased $4.8 million primarily due to (i) a net increase in inventories owned in the first quarter of 2014 of $60.0 million compared to a net increase of $49.2 million in inventories owned in the first quarter of 2013 primarily due to the acquisition of land positions in 2014, (ii) a net decrease in accrued expenses of $1.5 million in the first quarter of 2014 compared to an increase in accrued expenses of $0.6 million in the first quarter of 2013, and (iii) a $2.9 million net increase in accounts receivable in the first quarter of 2014 compared to a $3.1 million net increase in the first quarter of 2013 attributable to the timing of proceeds received from escrow for home closings. These increases in cash used in operating activities were partially offset primarily by (i) a $3.0 million increase in accounts payable in the first quarter of 2014 compared to a $6.8 million increase in the first quarter of 2013, (ii) a net decrease in prepaid expenses, deposits and other assets of $3.1 million in the first quarter of 2014 compared to a net increase of $2.3 million in the first quarter of 2013 and (iii) a $6.8 million net increase in net income in the first quarter of 2014 compared to the first quarter of 2013.

Cash Flow Used in Investing Activities

        During the first quarter of 2014, $0.6 million was used to purchase fixed assets, compared to $0.5 million used to purchase fixed assets in the first quarter of 2013.

Cash Flow Used in Financing Activities

        During the first quarter of 2014, $0.9 million was used to fund debt issuance expenses related to our unsecured revolving credit facility.

Comparison of Cash Flow for Year Ended December 31, 2013 to Year Ended December 31, 2012

        The following is a summary of our cash flow information:

	As of December 31,
($ in thousands)	2013	2012
Cash flows provided by (used in):
Operating activities	$(83,424)	$(30,394)
Investing activities	(2,945)	(956)
Financing activities	87,360	77,476

Cash Flow Provided by (Used in) Operating Activities

        Net cash used in operating activities for the year ended December 31, 2013 was $83.4 million compared to $30.4 million for the year ended December 31, 2012. Net cash used in operating activities increased $53.0 million primarily due to (i) a net increase in inventories owned in 2013 of

$137.3 million compared to a net increase of $31.0 million in inventories owned in 2012 primarily due to the acquisition of land positions in 2013, (ii) an increase in accrued expenses of $13.5 in 2013 compared to a net decrease in accrued expenses of $5.9 million in 2012 primarily due to a $4.5 million increase in the change in costs to complete homes in 2013 as compared to 2012 due to increased volume of construction activity, a $4.4 million increase in the change in accrued compensation in 2013 as compared to 2012, and a $9.1 million increase in the change of accrued interest due to the issuance of the 6.750% Senior Notes due 2021 in August 2013 and the use of proceeds therefrom, (iii) a $9.1 million increase in accounts payable in 2013 compared to a $1.6 million increase in 2012 due to the increased volume of construction activity, (iv) a net increase in prepaid expenses, deposits and other assets of $9.3 million in 2013 compared to a net increase of $17.3 million in 2012 attributable to $8.3 million in change in land deposits due to a $10.7 million increase in land deposits in 2013 compared to a $2.4 million increase in land deposits in 2012, offset by a net increase in prepaid insurance balances of $6.6 million, a $5.8 million note receivable issued in 2012 on a land sale, and $3.9 million due to changes in other construction related deposits made in the normal course of business in 2012, (v) $6.1 million of early retirement of debt issuance costs and unamortized original issue discount in 2013, (vi) a $14.4 million net increase in net income in 2013 compared to 2012 and (vii) a $0.2 million net decrease in accounts receivable in 2013 compared to a $1.4 million decrease in 2012 attributable to the timing of proceeds received from escrow for home closings.

Cash Flow Provided by (Used in) Investing Activities

        During the year ended December 31, 2013, $3.1 million was used to purchase fixed assets, while $0.1 million was generated from the sale of fixed assets. During the year ended December 31, 2012, $1.4 million was used to purchase fixed assets, while $0.5 million was generated from the sale of fixed assets.

Cash Flow Provided by (Used in) Financing Activities

        During the year ended December 31, 2013, we received $215.0 million of net proceeds from the issuance of the 2021 Notes, after deducting $5.0 million of fees and expenses. We used $135.0 million of these net proceeds to purchase all of the $127.7 million aggregate principal amount outstanding of the 2017 Notes pursuant to the terms of a tender offer and pay related fees and expenses. The Company did not make any cash distributions to its members during the year ended December 31, 2013.

        During the year ended December 31, 2012, we used the $125.1 million of proceeds from the issuance of the 9.75% Secured Notes due 2017 to pay off the entire principal, interest, and accrued paid-in-kind interest of our 10.0% Senior Notes due 2012, which matured on December 31, 2012. We incurred $4.6 million in fees and expenses related to the issuance of the 2017 Notes. We also raised $75.0 million in a new equity issuance during the third quarter of 2012. The net proceeds from the equity issuance were $71.8 million. Shortly thereafter, we repurchased and retired 0.7 million of our equity units for $5.6 million. Cash distributions to members for 2012 were $0.1 million.

Debt Obligations

        Our debt obligations are more fully discussed in our financial statements and related notes contained elsewhere in this prospectus and under the heading "—Capital Resources."

Contractual Obligations and Off-Balance Sheet Arrangements

        The following table presents our required cash payments and historical contractual obligations at March 31, 2014, over the period we expect them to be paid:

	Payments due by period
($ in thousands) Contractual Obligations(1)	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	After 5 Years
6.750% Senior Notes due 2021(2)	$220,000	$—	$—	$—	$220,000
6.750% Senior Notes due 2021 interest(2)	118,800	14,850	29,700	29,700	44,550
Seller note(3)	9,551	1,617	7,934	—	—
Operating leases(4)	497	400	97	—	—
Total	$348,848	$16,867	$37,731	$29,700	$264,550

(1)
On January 29, 2014, Woodside LLC entered into an unsecured revolving credit facility with borrowing availability of up to $30.0 million, subject to a borrowing base. In March 2014, we increased the borrowing capacity thereunder to $40.0 million, subject to a borrowing base. The terms of the facility provide that it may be further increased up to an aggregate borrowing capacity of $100.0 million, subject to obtaining additional commitments for such borrowings and the satisfaction of borrowing base qualifications. As of May 30, 2014, there were no outstanding borrowings or letters of credit issued under the unsecured revolving credit facility.

(2)
On April 29, 2014, Woodside LLC issued an additional $50.0 million in aggregate principal amount of its 6.750% Senior Notes due 2021. Amounts reflected in the table above exclude principal and interest payments related to the April 2014 issuance.

(3)
On March 3, 2013, a subsidiary of Woodside LLC issued a seller note with a stated principal amount of $9.6 million. Although the seller note bears a stated interest rate of zero percent, Woodside LLC was required to impute an effective interest rate in accordance with GAAP. As a result, for financial reporting purposes, the seller note was recorded at the date of issuance with a principal amount of $8.9 million and an effective interest rate of 3.9%.

(4)
For a more detailed description of our operating leases, see Note 11 to Woodside LLC's consolidated financial statements included elsewhere in this prospectus.

        We enter into land and lot purchase option contracts to acquire land for the construction of homes in the ordinary course of business. These contracts typically require a cash or letter of credit deposit for the right to acquire land or lots at a predetermined price. At March 31, 2014, we had $11.8 million in deposits to purchase land, and we are not subject to any specific performance obligations thereunder. However, if we do not purchase the land under these contracts, we are subject to the potential forfeiture of option contract deposits that have already been paid in full. The Company does not currently have any material agreements requiring the guarantee of any third-party debt obligations. The Company also does not currently have any off-balance sheet arrangements.

Surety and Performance Bonds and Letters of Credit

        In connection with the development of certain of our communities, we have obligations ("Development Obligations") under certain development agreements with cities, counties and other agencies related to the completion of roads, utilities and other infrastructure related to land development for which surety bonds have been issued. Some of the Development Obligations predate our bankruptcy proceedings and were assumed pursuant to our plan of reorganization. We are often required by municipalities to obtain development or performance bonds in support of infrastructure- related land development. At March 31, 2014, total development bonds outstanding were $52.5 million. We estimate that we will incur approximately $29.2 million of costs in connection with the completion of our Development Obligations, of which we currently expect to incur approximately $20.2 million in 2014. In the event that any such bonds are called, we may be required to reimburse the issuer; however, we do not expect that any currently outstanding bonds for the Development Obligations will be called.

        At March 31, 2014, we had no outstanding letters of credit. In the future, we may be required to issue letters of credit, which may be cash collateralized or issued under our unsecured revolving credit facility.

Distributions

        Woodside LLC is a limited liability company treated as a partnership for U.S. federal income tax purposes and, as such, is not liable for entity-level federal income taxes. Its income is allocated to its members who are responsible for paying the tax on such income. Following the Offering and Reorganization Transactions, all of the earnings of Woodside Inc. will be subject to federal income taxation. Although Woodside LLC has not made tax distributions to its members in 2013 or 2014, it is expected that it will make such quarterly distributions to Woodside Inc. and the other holders of the LLC Units in the future in accordance with the terms of the amended and restated limited liability company agreement of Woodside LLC and to the extent permitted by the agreements governing its debt obligations and applicable law.

Related Party Transactions

        For a detailed description of our related party transactions, see "Certain Relationships and Related Party Transactions."

Quantitative and Qualitative Disclosures about Market Risk

        Our operations are interest rate sensitive. Higher interest rates could adversely affect our revenues, gross margins and net income and would also increase our variable rate borrowing costs, which principally relate to any borrowings under our unsecured revolving credit facility. As of March 31, 2014, we did not have any indebtedness outstanding under our unsecured revolving credit facility. Assuming the full $40.0 million of borrowing capacity were drawn under our unsecured revolving credit facility, a hypothetical one percentage point increase in interest rates on such variable rate debt would increase our annual amount of incurred interest by approximately $400,000.

        For variable rate indebtedness, interest rate changes generally do not affect the fair value of the debt instrument, but do impact future results of operations and cash flows. We did not utilize swaps, forward or option contracts on interest rates, foreign currencies or commodities, or other types of derivative financial instruments as of or during the quarter ended March 31, 2014 or the year ended December 31, 2013. We do not enter into, or intend to enter into, derivative financial instruments for trading or speculative purposes.

Implications of Being an Emerging Growth Company

        The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for qualifying public companies. As an "emerging growth company," we are able to take advantage of specified reduced reporting and other burdens that are otherwise generally applicable to public companies.

        The JOBS Act permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. However, we have elected to "opt out" of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

        In accordance with the JOBS Act, we also elected to provide only two years of audited financial statements and only two years of related "Selected Historical Consolidated Financial and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" disclosure in this prospectus. As a result of these elections, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests. In addition, it is possible that some investors will find our Class A Common Stock less attractive as a result of our elections, which may cause a less active trading market for our Class A Common Stock and more volatility in our stock price.

        Additionally, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies." These provisions include, among other matters:

  •
  the ability to provide fewer years of financial statements and other financial data in an initial public offering registration statement;

  •
  an exemption from the auditor attestation requirement in the assessment of the emerging growth company's internal control over financial reporting;

  •
  the ability to omit the compensation discussion and analysis and reduce compensation disclosure in our periodic reports and proxy statements; and

  •
  no requirement to seek non-binding advisory votes on executive compensation or golden parachute arrangements.

        We intend to take advantage of these exemptions as long as we qualify as an emerging growth company. We will remain an emerging growth company until the earliest of:

  •
  the last day of the fiscal year following the fifth anniversary of the date of this offering;

  •
  the last day of the fiscal year in which we have annual gross revenues of $1.0 billion or more;

  •
  the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; and

  •
  the date on which we are deemed to be a "large accelerated filer," which will occur at such time as we (a) have an aggregate worldwide market value of common equity securities held by non-affiliates of $700 million or more as of the last business day of our most recently completed second fiscal quarter, (b) have been required to file annual and quarterly reports under the Exchange Act for a period of at least 12 months, and (c) have filed at least one annual report pursuant to Exchange Act.

        Accordingly, we could remain an "emerging growth company" until as late as December 31, 2019.

Critical Accounting Policies

        The preparation of financial statements in conformity with GAAP requires us to make decisions based upon estimates, assumptions and factors we consider relevant in the circumstances. Such decisions include the selection of applicable accounting principles and the use of judgment in their application, the results of which impact reported amounts and disclosures. Some of our critical accounting policies require the use of judgment in their application or require estimates of inherently uncertain matters. Changes in future economic conditions or other business circumstances may affect the outcomes of our estimates and assumptions. Accordingly, actual results could differ materially from those anticipated. In instances where alternative methods of accounting are permissible under GAAP, we have chosen the method that most appropriately reflects the nature of our business, the results of our operations and our financial condition, and have consistently applied those methods over each of the periods presented in the financial statements included elsewhere in this prospectus. Discussed below are those accounting policies and underlying estimates and judgments that we believe are critical and require the use of complex judgment in their application. See also Note 2 to Woodside LLC's consolidated financial statements included elsewhere in this prospectus.

  Revenue and Inventory Cost Recognition

        Homebuilding Revenue.    Homebuilding revenue is recognized at the time the home closes and title to the property is transferred to the buyer.

        Cost of homebuilding revenue includes all allocated land, direct material, labor costs, and capitalized interest. Certain indirect costs related to contract performance, such as indirect labor, supplies, property taxes incurred during development, and home construction, are allocated on a percentage of construction cost incurred basis. Certain selling, general and administrative costs are charged to operating expense as incurred.

        Sales Incentives.    When sales incentives involve a discount on the selling price of the home, we record the discount as a reduction of revenue at the time of home closing. If the sales incentive requires us to provide a free product or service to the customer, the cost of the free product or service is recorded as cost of revenue at the time of home closing. This includes the cost of optional upgrades and seller-paid financing or closing costs.

        Land and Lot Revenue.    In the normal course of business, we contract to sell land to third parties. Revenue is recognized when title to the property has transferred to the buyer, adequate consideration has been received, and we have no significant future obligations.

        Allowance for Warranties.    We provide a limited warranty on all of our homes. The specific terms and conditions of warranties vary depending upon the market in which we do business. Generally, we provide a limited warranty against defects in specified workmanship and materials for one year, mechanical systems in the home for two years, and structural defects for ten years.

        We estimate the costs that may be incurred under each limited warranty and record a liability in accrued liabilities in the consolidated balance sheets for the amount of such costs at the time the revenue associated with the close of each home is recognized. Such costs are recognized in cost of homebuilding revenues in the consolidated statements of operations. Factors that affect our warranty liability include the number of homes closed, historical and anticipated incident rates of warranty claims, and cost per claim. We periodically assess the adequacy of our recorded warranty liabilities and adjust the amounts as necessary.

        Changes in the Company's liability for limited home warranties were as follows:

	Three Months Ended March 31,		Year Ended December 31,
($ in thousands)	2014	2013	2013	2012
Warranty reserve, beginning of period	$1,269	$870	$870	$681
Warranty payments during period	(128)	(76)	(400)	(232)
Change in warranty estimate	(92)	(48)	(169)	(281)
Warranty provision during period	250	170	968	702

Balance at end of period	$1,299	$916	$1,269	$870

  Inventory

        Inventories are stated at cost unless the inventory within a community is determined to be impaired, in which case the impaired inventory is written down to fair value. Inventory costs include land, land development, capitalized property taxes and interest costs for active communities, and home construction costs. Amounts are recorded to inventory using the specific-identification method and charged to cost of revenues as the homes associated with such costs are closed. Interest costs and property taxes incurred during home construction or land development and certain other indirect costs are capitalized and subsequently charged to cost of revenues as the homes associated with such costs are closed. Land, infrastructure, and all other common costs are allocated to lots benefited based upon the pro rata method using either the size or number of lots within each community as deemed the most appropriate for allocation purposes.

        We account for our real estate inventories under Accounting Standards Codification (ASC) 360, Property, Plant, & Equipment (ASC 360). ASC 360 requires inventory costs to be reviewed for potential write-downs when impairment indicators are present. We have determined that each community is our asset grouping for impairment testing. Each community in our owned inventory is assessed on a quarterly basis to determine if indicators of potential impairment exist. Indicators of impairment include a significant decrease in gross margins, and a significant decrease in projected cash flows, for a particular community, a significant decrease in home values in the markets in which a particular community is located, slowing sales absorption rates below management expectations, a decrease in demand for housing due to declining market conditions, competitive pricing pressures which reduce the average sales price of homes, including a significant increase in sales incentives offered to buyers. If indicators of potential impairment exist for a community, the identified asset is evaluated for recoverability in accordance with ASC 360. No communities were evaluated for recoverability during the three months ended March 31, 2014 and 2013 and the years ended December 31, 2013 and 2012 because there were no impairment indicators at the community level; however, in 2012, certain individual models and speculative homes with a carrying value of $1.6 million were identified as impaired and adjusted to fair value resulting in an impairment charge of $0.2 million.

        In the event the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts, impairment charges are required to be recorded if the fair value of such assets is less than their carrying amounts. Fair values represent the Company's best estimate, as of the measurement date, based on conditions existing and information available at the time of the estimate. Subsequent changes in conditions or available information may change assumptions and estimates. These estimates of projected cash flows are based on current, and do not contemplate significant improvements in, market conditions. Such estimates are significantly impacted by estimates of revenues, costs, and other factors including, but not limited to, projected home sales price, absorption rates, timing and amounts of estimated future cash flows, and discount rates. Estimates of fair value are highly dependent on these assumptions and the subjectivity of each assumption varies. In addition, fair value is sensitive to each assumption to varying degrees. Due to uncertainties in the estimation process, actual results could differ from such estimates.

        For those assets deemed to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Our determination of fair value is primarily based upon discounting the estimated cash flows at a rate commensurate with the inherent risks associated with the assets and related estimated cash flow streams. We have historically utilized a discount rate appropriate for the existing market conditions when estimating impairment charges.

  Capitalized Interest

        Interest incurred relating to land under development and construction of homes is capitalized to inventories during the active development period. For homes under construction we include the underlying developed land costs and in-process homebuilding costs in our calculation of capitalized interest. Capitalization ceases upon substantial completion of each home with the related interest capitalized being charged to cost of sales when the home is delivered.

  Variable Interest Entities

        We account for variable interest entities in accordance with ASC 810, Consolidation (ASC 810). Under ASC 810, a variable interest entity (VIE) is created when: (a) the equity investment at risk in the entity is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties, including the equity holders; (b) the entity's equity holders as a group either (i) lack the direct or indirect ability to make decisions about the entity, (ii) are not obligated to absorb expected losses of the entity or (iii) do not have the right to receive expected residual returns of the entity; or (c) the entity's equity holders have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of the equity holder with disproportionately few voting rights. If an entity is deemed to be a VIE pursuant to ASC 810, the enterprise that has both (i) the power to direct the activities of a VIE that most significantly impact the entity's economic performance and (ii) the obligation to absorb the expected losses of the entity or right to receive benefits from the entity that could be potentially significant to the VIE is considered the primary beneficiary and must consolidate the VIE. In accordance with ASC 810, we perform ongoing reassessments of whether we are the primary beneficiary of a VIE.

        In the ordinary course of business, we enter into land purchase and lot option contracts to acquire rights to land. The use of such contracts generally allows us to reduce the market risks associated with direct land ownership and development, and to reduce our capital and financial commitments, including interest and other carrying costs. Under such contracts, we typically pay a specified option or earnest money deposit in consideration for the right to purchase land in the future, usually at a predetermined price.

        In determining whether we are the primary beneficiary, we consider, among other things, whether we have the power to direct the activities of the VIE that most significantly impact the VIE's economic performance. Such activities would include, among other things, determining or limiting the scope or purpose of the VIE, selling or transferring property owned or controlled by the VIE, or arranging financing for the VIE. We perform this evaluation through information obtained about the property and entity holding the property as part of our due diligence process and a review of the terms and conditions contained in the related purchase agreements in order to identify indicators as to who has the power to direct the activities noted above. To the extent there exist liquidity arrangements, guarantees or other commitments by third parties and such have been communicated to us by the property sellers or that we are of aware of through other means, we consider such arrangements in determining the risks involved with the entity, including if the entity is a VIE, if we have a variable interest and who is the primary beneficiary. As a result of our analyses, we determined that as of March 31, 2014 and December 31, 2013 and 2012, we did not have the power to direct the aforementioned activities that most significantly impact the VIE's economic performance and therefore, were not the primary beneficiary of any VIEs from which we have acquired rights to land.

        As of March 31, 2014, the total potential remaining purchase price under such land and purchase option contracts was $176.9 million. Our exposure to loss related to our land purchase and option contracts with third parties and unconsolidated entities consisted of our nonrefundable option deposits totaling $9.1 million, $7.7 million and $2.5 million as of March 31, 2014 and December 31, 2013 and 2012, respectively.

  Income Taxes

        As a limited liability company treated as a partnership for U.S. federal income tax purposes, Woodside LLC is generally not liable for entity-level federal income taxes. Its income is allocated to its members who are responsible for paying the tax on such income. However, Woodside LLC has certain subsidiaries that are taxed as C corporations at the corporate level for which an income tax provision is recorded. Following the Offering and Reorganization Transactions, all of the earnings of Woodside Inc. will be subject to federal income taxation in addition to state and local taxation.

        We base our provision or benefit for income taxes on income recognition for financial statement purposes, which includes the effects of temporary differences between financial statement income and income recognized for tax return purposes. We record a valuation allowance to reduce our deferred tax assets when it is more likely than not that the deferred tax asset will not be realized. At March 31, 2014 and December 31, 2013, we did not record a valuation allowance against our deferred tax assets as it was determined that they were more likely than not to be realizable. At December 31, 2012, our net deferred tax assets carried a full valuation allowance of $0.1 million.

        We account for uncertain tax positions according to the authoritative guidance included in ASC 740, Income Taxes. We account for interest expense and penalties for unrecognized tax benefits as part of the income tax provision. During the years ended December 31, 2013 and 2012, there was no liability related to unrecognized tax benefits.

        We are currently not under any examinations by any federal or state tax authority, but remain subject to income tax examinations for each of our open tax years, which extend back to 2010 for federal income tax purposes and 2009 for state income tax purposes. Under Rev. Proc. 92-29, we have agreed to extend the federal statute of limitations for assessing additional taxes for certain projects, which apply to years prior to 2010.

Recent Accounting Pronouncements

        We adopted Accounting Standard Update No. 2011-04, "Fair Value Measurement" ("ASU 2011-04") on December 31, 2012. ASU 2011-04 amends ASC 820 to clarify the previous guidance and to minimize the differences between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 requires entities to provide information about valuation techniques and unobservable inputs used in Level 3 fair value measurements and also requires entities to provide a narrative description of the sensitivity of Level 3 measurements to changes in unobservable inputs. The adoption did not have an impact on our financial statements as it is presentational only.

DESCRIPTION OF OUR BUSINESS

Our Company

        Woodside Homes is one of the largest Western U.S. regional homebuilders. Headquartered in North Salt Lake, Utah, we develop, design, build, market and sell single-family homes in our California-Central Valley, California-Inland Empire, California-Sacramento, Las Vegas, Phoenix, Salt Lake City and San Antonio markets and we maintain strong market positions within each of these seven markets. According to MetroStudy, we hold top ten market share positions within four of our markets (California-Central Valley, California-Inland Empire, California-Sacramento and Salt Lake City) and top 25 market share positions within our other three markets (Las Vegas, Phoenix, and San Antonio), based on home closings for the twelve months ended March 31, 2014. We build and sell homes across a diverse range of product lines at a variety of price points, with an emphasis on sales to move-up and entry-level homebuyers. We believe executing our established operating model in markets exhibiting strong homebuilding fundamentals provides a significant opportunity for revenue growth and enhanced profitability. For a discussion of our reporting segments, see footnote 3 to our Consolidated Financial Statements on page F-16.

        Our Company has a legacy of more than 35 years of homebuilding operations, over which time we have sold over 40,000 homes. At the beginning of 2010, we put in place a new and highly experienced senior management team, led by our Chairman and Chief Executive Officer Joel Shine. Our senior management team repositioned the Company and implemented operating strategies to allow us to capitalize on the ongoing recovery in our markets. Our repositioning consisted of right-sizing our operations, reducing our geographic footprint to our current Western U.S. markets and bolstering our land positions. In addition, we strengthened our land acquisition and development criteria and processes as well as our transparency and accountability to our stakeholders. These improvements have helped us achieve significant operating momentum since the beginning of 2012.

        We believe our operational excellence distinguishes us from other homebuilders, as evidenced by our profitability in each of our last nine quarters and our gross margin and homebuilding gross margin that have placed us among the top quartile of public homebuilders for the trailing twelve months (based on the last quarter reported), based on data from public filings. During the three months ended March 31, 2014, we closed 300 homes at an average sales price of $315,000, representing an 8.7% and a 14.8% increase, respectively, over the same metrics for the three months ended March 31, 2013. In 2013, we closed 1,507 homes at an average sales price of $290,700, representing a 17.9% and 18.2% increase, respectively, over the same metrics in 2012. In addition, homebuilding revenue increased 24.8% to $94.5 million and net income increased 149.9% to $11.4 million for the three months ended March 31, 2014 compared to the prior year period, and homebuilding revenue increased 39.4% to $438.1 million and net income increased 81.2% to $32.1 million for the year ended December 31, 2013 compared to the prior year. As of March 31, 2014, we had a backlog of 420 homes sold but not closed with an associated sales value of $130.2 million and a substantial land supply in our markets of 9,634 lots owned and controlled through option or purchase agreements. Our current land position represents approximately a six-year supply of lots based upon our home closings during the twelve-month period ended March 31, 2014.

Our Competitive Strengths

Established operating platform evidenced by strong earnings momentum and operating margins

        We have a lean yet scalable operating platform with a focus on operational efficiencies and the delivery of high quality homes to our home buyers. Even as a private company, we have emphasized adhering to the governance principles of a public company while at the same time embracing a combination of entrepreneurial drive, creativity and nimbleness to maximize long-term value for our stakeholders. Our management approach balances decentralized local market expertise with a centralized executive management focus on maximizing efficiencies.

        The implementation and successful execution of our operating strategies, coupled with positive trends in our markets, have resulted in significant positive operating momentum. Our homebuilding gross margin and adjusted homebuilding gross margin percentages, which were 27.0% and 30.7%, respectively, for the three months ended March 31, 2014 and 22.6% and 26.3%, respectively, for all of 2013 increased 670 basis points and 630 basis points, respectively, compared to the three months ended March 31, 2013 and 360 basis points and 340 basis points, respectively, compared to 2012. Notably, in 2013 and for the first quarter of 2014, we achieved strong homebuilding gross margins regardless of the vintage of the land underlying our home closings. Our average homebuilding gross margins on homes closed from land purchased pre-2010 and post-2010 were 29.0% and 26.0%, respectively, for the three months ended March 31, 2014 and 22.9% and 22.3%, respectively, for the year ended December 31, 2013 based on current carrying value (which in the case of pre-2010 land was adjusted to fair value as of December 31, 2009). The difference between our average homebuilding gross margins on homes closed from land purchased pre-2010 compared to land purchased post-2010 increased in the three months ended March 31, 2014 compared to the difference for the year ended December 31, 2013 as a result of a change in the overall mix of our active selling communities with pre-2010 land in the three months ended March 31, 2014, in part due to the closing during the year ended December 31, 2013 of 20 pre-2010 communities that, as a whole, had lower average homebuilding gross margins than the remaining 17 active selling communities with pre-2010 land for the three months ended March 31, 2014. As of March 31, 2014, our pre-2010 land inventory consisted of 862 lots with a book value of $48.4 million and our post-2010 inventory consisted of 5,294 lots with a book value of $364.1 million. Our strong homebuilding gross margins combined with our focus on holding fixed costs in line while leveraging our operating platform have also allowed us to deliver strong income from operations. Our pre-tax income, adjusted for debt extinguishment costs, as a percentage of total revenues was 12.4% for the three months ended March 31, 2014 and 10.6% for the year ended December 31, 2013.

        Our scalable platform, among other factors, has allowed us to capitalize on market conditions and improve our margins while increasing homes closed during the three months ended March 31, 2014 and the year ended December 31, 2013 as compared to prior year periods and increasing home sales per average active selling community during the year ended December 31, 2013. Homes closed totaled 300 for the three months ended March 31, 2014 and 1,507 for the year ended December 31, 2013, an 8.7% and 17.9% increase, respectively, over the three months ended March 31, 2013 and the year ended December 31, 2012. Our sales per average active selling community averaged 2.3 and 3.3 per month for the three months ended March 31, 2014 and the year ended December 31, 2013, respectively, a 45.2% decrease compared to the three months ended March 31, 2013 and a 17.9% increase compared to the year ended December 31, 2012, respectively. Nonetheless, the homebuilding industry is subject to significant volatility that can be difficult to predict and we will face challenges in maintaining our operational performance.

Improvement in homebuilding gross margin percentage	1Q14 closings and gross margin composition by lot acquisition date

(1) The carrying value of pre-2010 land was adjusted to fair value as of December 31, 2009.

Improvement in homebuilding gross margin percentage	2013 closings and gross margin composition by lot acquisition date

(1) The carrying value of pre-2010 land was adjusted to fair value as of December 31, 2009.

High quality, well-located land portfolio

        We believe we benefit from a sizeable, high quality and well-located land portfolio. As of March 31, 2014, we owned 6,156 lots and controlled an additional 3,478 lots through option or purchase agreements, representing approximately six years of total land supply based upon our 1,531 home closings for the twelve months ended March 31, 2014. We maintain a highly disciplined approach to sourcing and underwriting land acquisitions, focusing on land acquisition opportunities that we believe benefit from their proximity to job centers, easily accessible transportation arteries, desirable school districts and local amenities such as restaurants, grocery stores and retail shops. We believe our portfolio of well-located communities will allow us to continue to attract significant homebuyer demand.

        Our lot supply reflects our balanced approach to land investment. We have a diverse mix of readily deployable land assets and longer-term, strategic holdings to drive future community count. Our right-sized, yet meaningful supply of owned lots allows us to be selective and maintain our discipline in identifying new land acquisition opportunities and favorably positions us against potential near-term land shortages in our markets. Going forward, we will seek to maintain at least a three-year supply of owned lots and control an additional one to two years of lots. Our current years of land supply complements our efficient operations and does not overburden us with potentially higher risk, very long-dated land holdings. However, the competition for land can be intense and there can be no assurance that we will be able to continue to obtain attractive land parcels on terms that meet our investment criteria.

Owned and controlled lots

Leading presence in high-growth Western U.S. markets

        In 2010, we began the strategic realignment and focus of our geographic footprint to the Western U.S. We correctly believed the Western U.S. housing market would be a significant beneficiary of the housing recovery. We are benefiting from positive momentum in housing demand drivers across our markets, including positive population and employment growth trends, general housing affordability and desirable lifestyle and weather characteristics. The five states in which we operate are forecasted to have average annual population growth of 1.4% as compared to a national rate of 0.9% between 2010 and 2030, according to the U.S. Census Bureau. The tables below illustrate, for the MSAs within our markets and for the U.S. average, current and projected growth in employment and single family permits and historical appreciation in home values. However, there can be no assurance that the projected growth in employment, single family permits or home values in our markets will be achieved in future periods.

Attractive expected employment growth (2014E -2016E Compound Annual Growth Rate)	Attractive expected single-family permit growth (2014E -2016E Compound Annual Growth Rate)

Source: BLS Wage & Salary; JBREC forecasts.	Source: Census Bureau; JBREC forecasts.

Significant growth in home values (Represents LTM 11/30/13—Burns Home Value Index™)

Source: JBREC. Developed by JBREC, the Burns Home Value Index provides an estimate of home value trends in MSAs, based on an "electronic appraisal" of every home in a market, rather than just actual transactions.

        We believe that homebuilding is a local business and that we benefit not only from being in attractive markets, but also from having significant scale in our markets. Based on MetroStudy data, we believe we hold top ten market share positions within four of our markets (California-Central Valley, California-Inland Empire, California-Sacramento and Salt Lake City) and top 25 market share positions within our other three markets (Las Vegas, Phoenix and San Antonio), based on home closings for the twelve months ended March 31, 2014. Nevertheless, despite our strong presence in the Western U.S., we may be at a competitive disadvantage compared to certain of our national competitors whose operations are more geographically diversified than ours, as these competitors may be better able to withstand future regional downturns in the housing market. We believe that our operating experience and scale within our markets help to differentiate us from many of our competitors. We believe our scale of operations within our markets allows us better access to skilled subcontractors and suppliers and to capitalize on land acquisition opportunities due to our strong relationships with local land sellers, developers, and brokers. These competitive advantages have been developed through our working relationships that have spanned numerous economic and building cycles during our over 35 year history.

Experienced management and Board of Directors with a proven track record of creating shareholder value

        We benefit from a strong and experienced senior management team, averaging approximately 27 years in the homebuilding industry. Our senior management team is headed by Joel Shine, Chairman and Chief Executive Officer. Mr. Shine has over 31 years of industry experience and joined Woodside LLC in an advisory capacity in 2008 and began serving as Chairman and Chief Executive Officer in January 2010. Rick Robideau, our Chief Financial Officer, has over 21 years of industry experience and joined our Company in 2010. Jay Moss, our Chief Marketing Officer, has over 40 years of homebuilding experience and joined our Company in 2011. Our senior management team is supported by division presidents who manage our seven individual markets. Average industry experience of our division presidents exceeds 20 years and each division president possesses substantial industry knowledge and deep local market expertise. Since our current management team began operating the Company in 2010, we have gone from a net loss of $1.7 million in 2010 to net income of $32.1 million in 2013. Moreover, we have grown our book value over this time period by $108.6 million (of which $66.2 million, which is net of expenses and amounts applied to redeem equity interests, is related to an equity offering in September 2012), from $92.5 million in 2010 to $201.1 million in 2013.

        Our management team is further complemented by our experienced Board of Directors. Of our seven member board, four have over 15 years of homebuilding experience. For example, David Barclay and David Keller provide us with a wealth of homebuilding knowledge acquired while in senior leadership positions at leading national and publicly traded homebuilders and, along with the rest of our Board of Directors, have been instrumental in providing multiple points of reference on a broad range of operational, financial and marketing decisions.

Strong balance sheet with significant liquidity and access to growth capital

        We believe we are well positioned with a strong balance sheet and significant liquidity with which to support our operations and the growth of our business. As of March 31, 2014, on a pro forma basis, as discussed under "Prospectus Summary—Summary Historical and Unaudited Pro Forma Consolidated Financial and Other Data," we would have had $         million in unrestricted cash, total debt of $         million, and a total debt to total book capitalization ratio of         %. In addition, we have no outstanding long-term debt maturing before 2021.

        Our balance sheet strength and access to capital are illustrated by our ability, as a private company, to obtain an unsecured revolving credit facility in January 2014, which was amended in March 2014 to increase the borrowing capacity thereunder to $40.0 million, subject to a borrowing base, and by our issuance of $220.0 million of senior unsecured notes at an interest rate of 6.75% in August 2013. Our notes offering extended the maturity of substantially all of our debt to 2021, while significantly reducing the interest rate of our debt. We issued $50.0 million additional senior unsecured notes in April 2014, and we will further enhance our capital structure and liquidity with our initial public offering. Going forward, we plan to maintain prudent leverage levels and adequate liquidity so we can selectively take advantage of attractive acquisition and development opportunities. However, there can be no assurance that we will be able to capitalize on acquisition and development opportunities or that we will be able to secure debt and/or equity capital to facilitate our growth strategy on favorable terms, or at all.

Our Business Strategies

Drive revenue growth by opening new communities and selectively pursuing acquisition opportunities within our existing regional footprint

        We have a diverse and extensive land supply of both readily deployable and longer-term strategic land holdings in our seven markets. We intend to capitalize on our owned and controlled land supply and we own substantially all of the land on which we currently expect to close homes during 2014 and 2015. We anticipate having 51 active selling communities on average in 2014, which would represent a 31% increase from the 39 average active selling communities we had in 2013. We can provide no assurance, however, that we will be able to achieve this level of average active selling communities for the year ending December 31, 2014.

        Given the positive economic trends that are forecasted for our markets, we expect a significant portion of our near and long-term growth to be derived from expansion in our existing markets. We believe that increasing our size and share within our markets will also allow us to enhance profitability by achieving and exploiting economies of scale. While we expect to remain focused on growth within our existing market footprint, we may explore expansion into additional Western U.S. markets if the right opportunity were to present itself. Those opportunities could be selective acquisitions, joint ventures or other strategic transactions with third-party homebuilders or other industry participants.

Remain focused on delivering an outstanding home buying and home owning experience

        We employ a "client-first," customer-centric strategy which prioritizes customer satisfaction through award-winning designs and the utmost dedication to customer service. Our objective of building a new home with lasting value and craftsmanship, while providing excellent service, has been recognized across the industry as well as by our homebuyers. We have been recognized as a leader in customer service and design by numerous third parties, including designations in 2013 as among the top 10 most trusted homebuilders in America by Lifestory Research and in 2012 as Developer of the Year by Builder and Developer magazine.

        Our approach to customer service and product offerings was developed after extensive research and is predicated upon several key strategies for maximizing the customer's home buying experience. We believe that our product is what defines us. As a result, we continually refine our product designs and focus on providing value and differentiating our product instead of competing strictly based on the price of our homes. Our ability to differentiate our product and ultimately drive sales pace and pricing is directly related to the strength of our designs and the breadth of our personalization process.

        We also understand that the home personalization process can sometimes be intimidating and even stressful for homebuyers, particularly those in the move-up and entry-level segments in which we specialize. To help make design decisions easier, in most of our communities we create interactive buyer selection displays in our onsite sales offices known as "Inspiration Walls." Our "Inspiration Walls" present a matrix of design selections based on general style preferences (e.g., classic, eclectic or contemporary) that buyers can use to individualize homes without the need to go to an offsite design center. These displays of pre-designed, pre-priced options and upgrades give our buyers a high level of freedom of choice coupled with a process that guides and simplifies their decision-making process. Additionally, we recognize that many of our customers prefer products that are environmentally friendly and energy efficient. As a result, all of our new homes are thoughtfully planned to integrate green features including efficient insulation, heating, cooling and plumbing systems, programmable thermostats and low-VOC paint, finishes and carpeting. We believe our "Design-Build-Live" approach to design and personalization distinguishes us from our competitors and provides our customers with a positive home design and purchasing experience by allowing for both simplicity and customization of design that fit their individual lifestyles and tastes.

Emphasis on product and buyer diversification

        We offer a broad range of single-family detached and attached homes designed for and marketed to our targeted customer segments. Prior to making land purchases, via our proprietary land analyses, we strive to match product and price points to buyer demand in our markets. Our products are differentiated by size, design, quality of living space, features and amenities in order to serve the specific needs of customers in our markets, with an emphasis on sales to move-up and entry-level homebuyers, who we believe to be underserved to varying degrees in all of our markets based on current levels of housing supply. We believe that our diversified product strategy and pricing enable us to best serve multiple customer segments and to quickly adapt to market conditions and consumer preferences.

Three months ended March 31, 2014 average closing price by buyer segment	Three months ended March 31, 2014 home closings by price segment
($ in thousands)

2013 average closing price by buyer segment	2013 home closings by price segment
($ in thousands)

        We continually evaluate opportunities for evolving our product mix within our communities. In our communities scheduled to open in 2014 and 2015, we currently expect to include a higher percentage of offerings targeted to what we believe to be the underserved first move-up and second move-up segments in our markets. We expect this shift in mix to result in an increase in our average closing price as we deliver homes from such communities.

Leverage our land development and land acquisition expertise

        We believe we have a significant competitive advantage in our ability to locate and acquire or control land on favorable terms in our markets. Our ability to identify, acquire and develop land has been critical to our success. As of June 30, 2014, we will have operated for at least ten years within each of our markets and we believe we have established our expertise through the following:

  •
  our professionals have extensive land acquisition and development experience and knowledge;

  •
  our relationships with prominent sellers, land developers, brokers and investors often lead to the first look at new land opportunities and afford us the opportunity to acquire or control high quality land;

  •
  our reputation as a leading homebuilder and developer provides land sellers and brokers with the confidence that we will close a transaction on a timely basis with minimal execution risk; and

  •
  our track record of creatively sourcing, acquiring and executing larger scale developments.

        We opportunistically engage in land development in all of our markets to give us the ability to structure transactions to access a broader range of land sellers. We retained most of our senior land acquisition, entitlement and development personnel through the housing downturn to maintain our development capabilities. Illustrating our expertise, since 2012, the Company has processed over 55 different parcels through various aspects of the entitlement process. These processes ranged from relatively minor items such as processing and recording plats to rezoning parcels and obtaining general plan amendments. Our ability to acquire longer life-cycle land parcels that require development and, in some cases, entitlement work enables us to add value through the development process and an opportunity for enhanced margins. As of March 31, 2014, of our 6,156 total owned lots, 2,213 lots were entitled and finished (including 697 lots with homes completed or under construction), 3,732 lots were in the process of being entitled or under development and 211 lots were held for additional entitlement or development.

        We believe our land portfolio is geographically balanced. During the three months ended March 31, 2014, we acquired 1,219 lots in 20 new or existing communities and during the year ended December 31, 2013, we acquired 2,471 lots in 40 new or existing communities. While the homebuilding industry has recently experienced heavy competition for land, we have been able to acquire land in 2013 and the first quarter of 2014 that meets or exceeds our investment criteria. See "Markets and Products" for a table providing certain operating data and lot inventory data of the Company by MSA as of and for the three months ended March 31, 2014 and as of and for the year ended December 31, 2013.

        To further manage the risks associated with land acquisition, all proposed land transactions are highly scrutinized by our land committee, which includes our Chief Executive Officer Joel Shine, Chief Financial Officer Rick Robideau, General Counsel Wayne Farnsworth, Chief Marketing Officer Jay Moss and, to the extent the acquisition involves consideration above a specified threshold, a member of Board of Directors, David Barclay. For any proposed acquisition, division leadership must submit a detailed acquisition analysis that includes in-depth market, financial, product and competitor information. While the homebuilding industry has recently experienced heavy competition for land, we have been able to acquire high quality land during 2013 that meets or exceeds our investment criteria.

Focus on superior sales training and development

        We focus on our people. We believe we have a superior sales training and strategy that is one of the cornerstones of our success. We endeavor to identify and hire the best talent in the industry. We invest in our sales team with interactive, web-based training and development through what we refer to as the "Woodside Homes University." We hold our sales teams accountable with weekly goal reviews which focus on the specifics required to meet our goals, which include sales absorption, homebuyer conversion rate versus our competition, customer follow-up, sales procedures and customer satisfaction. This detail-oriented training has allowed us to succeed in today's competitive homebuilding environment and comprises many of the elements of our "client-first," customer-centric strategy.

Markets and Products

        We currently operate in the following markets: California—Central Valley and California—Inland Empire, California—Sacramento, Las Vegas, Phoenix, Salt Lake City and San Antonio. We are highly disciplined in our selection of sub-markets and communities, which is based upon our assessment of underlying housing supply and demand fundamentals, competitiveness and profitability drivers. We analyze economic and real estate conditions by evaluating statistical information such as the historical and projected population growth, the number of new jobs created and projected to be created, the number of housing starts in previous periods, building lot availability and price, housing inventory, competitive environment and home sale absorption rates.

        We generally seek to maintain the flexibility to alter our product mix within a given market depending on market conditions and consumer preferences. We utilize consumer research extensively, which provides important insights into the specific expectations and preferences of homebuyers in each of our markets. In determining our product mix in each market, we consider demographic trends, demand for a particular type of product, margins, timing and the economic strength of the market. The base prices of our homes ranged from $151,000 to over $660,000 for the three months ended March 31, 2014 and from $143,000 to over $600,000 for the year ended December 31, 2013.

        The charts below show the number of homes closed by price segment for the three months ended March 31, 2014 and for the year ended December 31, 2013:

Three months ended March 31, 2014 home closings by price segment	2013 home closings by price segment

        We offer a broad portfolio of products, including primarily single-family detached and some attached homes designed for and marketed to prospective homebuyers, strategically focused to match product and price points to areas of our markets with the greatest depth of demand, with an emphasis on sales to move-up and entry-level homebuyers. Our products are differentiated by size, design, quality of living space, features and amenities in order to serve the specific needs of customers in our markets.

        We opened 8 new communities and 28 new communities in the three months ended March 31, 2014 and the year ended December 31, 2013, respectively, and we had 49 active selling communities and 44 active selling communities as of March 31, 2014 and December 31, 2013, respectively.

        The following table provides certain operational data and lot purchase and inventory data of the Company by MSA as of and for the three months ended March 31, 2014 and as of and for the year ended December 31, 2013:

	Three Months Ended March 31, 2014			As of March 31, 2014			Year ended December 31, 2013			As of December 31, 2013
($ in millions) Market	Home Sales(1)	Homes Closed	Lots Purchased	Owned Lots	Controlled Lots	Owned Lots Book Value	Home Sales(1)	Homes Closed	Lots Purchased	Owned Lots	Controlled Lots	Owned Lots Book Value
California-Central Valley
Bakersfield	—	1	283	285	—	9.3	37	36	—	1	284	$0.1
Fresno	22	12	—	314	185	22.7	108	85	—	326	—	$17.7
Hanford-Corcoran	6	8	—	172	—	5.8	13	1	144	180	—	$4.6
Visalia-Porterville	22	19	262	505	145	26.4	83	94	—	262	110	$10.0
California-Inland Empire
Riverside-San Bernardino	60	53	40	683	483	84.1	320	306	332	696	523	$76.5
California-Sacramento
Sacramento	32	27	8	128	517	12.0	129	155	83	147	517	$11.3
Stockton	34	21	52	423	—	41.7	109	130	240	392	—	$36.8
Yuba-Sutter	8	10	—	49	—	4.1	29	28	—	59	—	$4.0
Las Vegas
Las Vegas	32	51	476	1,156	494	86.7	238	239	663	731	644	$60.4
Phoenix
Phoenix	44	38	45	1,025	733	54.3	161	150	68	970	745	$46.9
Salt Lake City
Ogden-Clearfield	51	41	3	359	165	27.5	179	164	23	399	3	$26.4
Provo-Orem	2	3	41	881	126	16.9	2	—	840	840	139	$12.3
Salt Lake City	3	—	—	87	61	8.7	22	10	20	90	—	$7.4
San Antonio
San Antonio	18	16	9	89	569	12.2	105	109	58	96	543	$9.8
Unallocated corporate(2)							—	—		—	—	$19.3

Total	334	300	1,219	6,156	3,478	412.4	1,535	1,507	2,471	5,189	3,508	$343.5

(1)
Home sales net of cancellations.

(2)
The $19.3 million of unallocated corporate inventory represents the Company's estimate of work completed on its homes or land under development but not yet invoiced to the Company.

Marketing and Sales

        We market our homes through a variety of channels ranging from fully decorated model homes at each of our communities to newspaper and magazine advertising and increasingly through internet exposure via our website, online and social media. While we strive to maintain brand awareness and consistency across our various operating divisions, we also seek to customize our marketing efforts based on location to address the needs and preferences of local homebuyers. We currently employ 75 sales and marketing professionals and strive to create an industry-leading sales and marketing team through several supportive processes that were implemented in early 2011. For example, we seek to identify and hire the best talent in the industry and invest in them through an exhaustive training process. We have a customer relationship management platform for enhanced customer follow-up and tracking, and we utilize regional sales coaches to manage and motivate our sales teams through weekly on-site coaching. Additionally, our compensation structure is designed to encourage and reward increased sales performance through the provision of sales commissions and performance bonuses.

        At the community level, home buyers often have the opportunity to view fully-furnished and landscaped model homes which demonstrate the livability of our floor plans. As of March 31, 2014, we had 100 model homes demonstrating our products. We typically use one or more model homes in each community.

        We sell speculative homes in various stages of completion and to-be-built homes. We actively manage our level of speculative inventory on a community-by-community basis. Homebuyers often have the opportunity to purchase various optional amenities and upgrades and some alternative room configurations. In order to accommodate and simplify the process of customizing a home, we offer our "Inspiration Walls" which allow a home buyer to select from a set of predetermined matching design choices at our on-site sales offices. In addition, for buyers who prefer to choose from a larger set of choices, we have off-site design centers.

        We record a home as sold pursuant to a written sales contract that usually requires the homebuyer to make a cash deposit. These sales contracts contain contingencies such as the ability to receive mortgage financing. Although we do not provide customer financing or title services directly, we have preferred relationships with select providers for such services in certain of our markets. We believe these relationships assist our customers in the mortgage and closing processes. In connection with our sales process, we generally require all of our buyers to pre-qualify with a preferred mortgage financing provider.

Construction and Purchase of Raw Materials

        We act as the general contractor for the construction of our communities. Subcontractors are typically engaged on a project-by-project basis to complete construction at a negotiated fixed price. Agreements with our subcontractors and material suppliers are generally entered into after competitive bidding. Our subcontract agreements typically require the subcontractor to meet certain insurance requirements and to indemnify us against claims related to their work. Our project managers and superintendents supervise the construction of each home, schedule and manage the activities of subcontractors and suppliers, subject their materials and work to quality control standards and assure compliance with zoning and building codes.

        We have numerous suppliers of materials and labor, and to date, we have not experienced significant shortages of materials or labor. From time to time, we enter into regional and national supply contracts with certain suppliers to leverage our purchasing power and our size in order to control our costs. Price, however, is not the sole criterion for supplier and subcontractor selection, as quality, reputation and capacity are also taken into consideration. Also, we allow some flexibility for each division to make independent purchasing decisions regarding the sourcing and management of materials and labor providers. However, where benefits exist from combined buying power, all divisions work in cooperation with each other to optimize best prices, practices and rebates. We do not maintain inventories of construction materials except for materials being utilized just-in-time for homes under construction.

        Prices of materials may fluctuate due to various factors, including demand or supply shortages, which may be beyond the control of our vendors. Although we have historically been able to offset increases in the costs of materials and labor with increases in the prices of our homes, we cannot be sure that we will be successful in doing so in the future as sales of homes are frequently made in advance of construction. In the ordinary course of business, our construction budgets contain a contingency amount for price increases.

        Construction time for our homes depends on the availability of labor and materials, the type and size of the home, location and weather conditions. In all of our markets, construction of a home is typically completed within three to six months following commencement of construction.

Customer Service

        An integral part of our customer service program includes pre-closing home orientation and post-closing surveys. We conduct home orientations with homebuyers immediately before closing. Prior to these orientations, we inspect the home and create a list of unfinished construction items and address outstanding issues promptly. We believe that delivering a high-quality finished home to our homeowners enhances our reputation for quality and service. Typically, we engage an outside firm to conduct comprehensive follow-up surveys with our homeowners to determine their level of satisfaction several months after closing. These surveys provide us with valuable feedback on the quality of the homes we deliver and the services we provide.

Warranty

        The Company provides a limited warranty on all of its homes. The specific terms and conditions of warranties vary depending on the market in which the Company does business. Generally, the Company's limited warranty, which is purchased from a third-party insurance carrier, is against specified workmanship and materials for one year, mechanical systems in the home for two years, and structural defects for ten years.

        In conjunction with the recognition of revenue and costs from new home closings, an accrued liability is recorded for estimated future warranty and product liability costs. Liability estimates are determined based on our judgment and considering such factors as historical experience, the likely current cost of corrective action, manufacturers' and subcontractors' participation in sharing the cost of corrective action, consultations with third-party experts such as engineers, and evaluations by our general counsel, outside counsel retained to handle specific product liability and other cases, and other professionals. We periodically assess the adequacy of the warranty and product liability accrual, and adjust the amounts as necessary. However, there can be no assurance that our estimates of future costs are accurate or that any accrual will prove to be adequate over time to cover all related costs. In connection with our bankruptcy proceedings, our prepetition responsibility to honor or satisfy warranty claims outstanding as of December 31, 2009 was discharged. However, we may be subject to certain liabilities that arose prior to our bankruptcy reorganization, including warranty claims that were subject to discharge in our bankruptcy proceedings. See "Risk Factors—Risks Related to Our Business and Industry—We may face potential successor liability for liabilities that arose prior to our reorganization." At March 31, 2014, December 31, 2013 and 2012, our warranty accrual was $1.3 million, $1.3 million and $0.9 million, respectively.

        The Company also purchases commercial liability insurance from third parties that currently require a self-insured retention of $0.2 million per occurrence. The accrual balance of the self-insured retention was $1.9 million, $1.7 million and $0.8 million as of March 31, 2014, December 31, 2013 and 2012, respectively, and is included in accrued liabilities in our consolidated balance sheets.

Sales of Lots and Land

        In the ordinary course of business, we continually evaluate our land holdings and have sold, and expect that we will continue to sell, land as market and business conditions warrant. We may also sell both multiple lots to other builders (bulk sales) and improved individual lots for the construction of custom homes where the presence of such homes adds to the quality of the community. In addition, we may acquire sites with commercial, industrial and multi-family parcels which will generally be sold to third-party developers.

Information Systems and Controls

        We assign a high priority to the development and maintenance of our budget and cost control systems and procedures. Our division offices in each of our markets are connected to corporate headquarters through a fully integrated accounting, financial and operational management information system. Through this system, management regularly evaluates the status of its projects in relation to budgets to determine the cause of any variances and, where appropriate, adjusts operations to capitalize on favorable variances or to limit adverse financial impacts.

Competition

        The homebuilding industry is highly competitive, particularly in the move-up and entry-level buyer demographic where we currently concentrate our activities. We compete with numerous large national and regional homebuilding companies and with smaller local homebuilders and land developers for, among other things, home buyers, financing, desirable land parcels, raw materials and skilled management and labor resources. Some of our competitors are larger than we are and have greater financial and operational resources than we do, which may give them an advantage in marketing their products, securing their materials and labor at lower prices and allowing their homes to be delivered to customers more quickly and at more favorable prices. Moreover, many of these competitors also have longstanding relationships with subcontractors and suppliers in the markets in which we operate. Additionally, we may be at a competitive disadvantage with regard to certain of our national competitors whose operations are more geographically diversified than ours, as these competitors may be better able to withstand any future regional downturn in the housing market.

        Our homes and communities compete for homebuyers based on a variety of factors, including design, quality, price, amenities, location and customer service. Our competitors may independently develop land and construct housing units that are substantially similar to our products. We believe that we compete effectively in our existing markets as a result of, among other reasons, our products, our local relationships with prominent sellers, brokers and investors, our team of experienced professionals with extensive market knowledge and our brand reputation.

Seasonality

        We have historically experienced, and expect to continue to experience, seasonality in quarterly results. New home sales activity is heavily dependent on the opening and closing of active selling communities and other market factors. All of our markets other than San Antonio have experienced higher home sales activity in the spring and summer months, with approximately 60% of consolidated closings occurring in the second half of the year for the years ended December 31, 2012 and 2013. Given the corresponding construction cycle, our revenues and cash flows from homebuilding operations (exclusive of the timing of land purchases) are generally higher in the second half of the calendar year as these homes are completed and closed.

Regulation and Environmental Matters

        We are subject to various local, state and federal statutes, ordinances, rules and regulations concerning zoning, building design, construction and similar matters, including local regulations which impose restrictive zoning and density requirements in order to limit the number of homes that can ultimately be built within the boundaries of a particular project. We may also be subject to periodic delays or may be precluded entirely from developing in certain communities due to building moratoriums or "slow-growth" or "no-growth" initiatives that could be implemented in the future in one or more states in which we operate. Local and state governments also have broad discretion regarding the imposition of development fees for projects in their jurisdiction. However, these are normally fixed when we receive entitlements.

        We are also subject to a variety of local, state and federal statutes, ordinances, rules and regulations concerning protection of health and the environment. The particular environmental laws and regulations which apply to any given community vary greatly according to the community site, the site's environmental conditions and the present and former uses of the site. These environmental laws may result in delays, may cause us and our competitors to incur substantial compliance and other costs, and may prohibit or severely restrict development. Our projects in California are especially susceptible to restrictive government regulations and environmental laws. In addition, we have on several occasions been the subject of claims alleging losses as a result of contamination or other environmental conditions at or in the vicinity of our developments. To date, however, neither environmental laws nor such claims have had a material adverse impact on our operations.

Employees and Subcontractors

        As of March 31, 2014, we had approximately 266 employees, of whom 79 were sales and marketing personnel, 108 were executive, management and administrative personnel and 79 were involved in construction. Although our employees are not covered by collective bargaining agreements, subcontractors may be represented by labor unions or may be subject to collective bargaining agreements. We believe that our relations with our employees and subcontractors are good.

Properties

        We lease 11,245 square feet of office space in North Salt Lake City, Utah for our corporate and Utah division offices. This lease will terminate on August 31, 2014. We have executed a new lease for 20,058 square feet of office space that we plan to move into by September 1, 2014. The new lease expires in December 2022, but may be terminated by us as early as 2018 and by the lessor as early as 2019. In addition, we lease approximately 33,000 square feet of space for our operating divisions in Arizona, California, Nevada, and Texas under leases expiring through and including November 2016.

Intellectual Property

        We own certain logos and trademarks that are important to our overall branding and sales strategy. Our consumer logos are designed to highlight our philosophy of integrating great design with "green" and energy-efficient solutions while emphasizing a customer-centric focus.

Legal Proceedings

        The Company is involved in various legal proceedings that arise from time to time in connection with the conduct of the Company's business. In the opinion of management, none of the current proceedings will have a material adverse effect on the Company's results of operations, financial position or liquidity.

Bankruptcy

        For a discussion of the bankruptcy proceedings of the Company initiated in August 2008 and the plan of reorganization that was confirmed on December 31, 2009, see "Management's Discussion and Analysis of Financial Condition and Results of Operation—Key Factors Affecting Operating Results—2009 Emergence from Bankruptcy and Wind-Down Operations."

MANAGEMENT AND DIRECTORS

        The following table sets forth certain information concerning the directors, executive officers and certain key employees of Woodside LLC, as of the date of this prospectus. We expect the same people to act in the same capacities for Woodside Inc.

Name	Age	Position
Joel Shine	54	Chairman of the Board of Directors, Chief Executive Officer and President
Rick Robideau	52	Chief Financial Officer
Jay Moss	63	Chief Marketing Officer
Wayne Farnsworth	46	General Counsel
Scott Hoisington	55	California-Sacramento Division President
Chris Williams	45	California-Central Valley Division President
Tim McGinnis	55	California-Inland Empire Division President
Ryan Ortman	43	Salt Lake City Division President
Roger Gannon	47	Phoenix Division President
Kent Lay	52	Las Vegas Division President
Gene Morrison	66	Arizona/Nevada Regional Land President
David Barclay(d)(e)	61	Director
David Keller(b)(c)	66	Director
Ronald Mass(a)(d)(e)	48	Director
Mark Porath(c)	51	Director
Michael Short(a)(c)	52	Director
Michael Stern(b)(d)(e)	34	Director

(a)
Mr. Short is an appointee of funds managed by Oaktree to the Board of Directors of Woodside LLC. Messrs. Short and Mass are expected to be appointees of funds managed by Oaktree to the Board of Directors of Woodside Inc. upon the consummation of the Offering and Reorganization Transactions.

(b)
Mr. Stern is an appointee of funds managed by Stonehill to the Board of Directors of Woodside LLC. Messrs. Stern and Keller are expected to be appointees of funds managed by Stonehill to the Board of Directors of Woodside Inc. upon the consummation of the Offering and Reorganization Transactions.

(c)
Member of the Audit Committee

(d)
Member of the Compensation Committee

(e)
Member of the Nominating and Corporate Governance Committee

        The following is a biographical summary of the experience of our directors and executive officers:

        Joel Shine, Chairman of the Board of Directors, Chief Executive Officer and President, joined the Company at the end of 2009 after serving as an advisor to the creditors committee during our Chapter 11 reorganization. He began serving as Chairman and Chief Executive Officer in January 2010. Mr. Shine joined the Board of Directors of Woodside LLC at the end of 2009 and the Board of Directors of Woodside Inc. on February 24, 2014. Prior to joining the Company, from 2002 to 2008, Mr. Shine served as president and chief investment officer of CityView, a major housing investor funded by public pension funds. Mr. Shine is a third generation homebuilder with more than 31 years of experience in the homebuilding industry. His experience in the real estate industry began in 1981 when he formed a company that built and managed residential and commercial properties. Mr. Shine then spent 15 years with American Beauty Homes, rising to the position of president and overseeing the development and/or construction of over ten thousand residential units and multiple commercial projects. Mr. Shine later formed a fund that provided land banking to public builders. We believe Mr. Shine's extensive experience in leadership, the homebuilding industry and corporate governance make him well qualified to serve as Chairman of our Board of Directors.

        Rick Robideau, Chief Financial Officer, joined the Company in April 2010 and has served as Chief Financial Officer since that time. Mr. Robideau has over 21 years of public and private homebuilding experience. Prior to joining the Company, Mr. Robideau served in the positions of president and chief financial officer of Ford Custom Classic Homes from October 2008 to April 2010, and previously served as a division president for TOUSA Homes, Inc. for six years.

        Jay Moss, Chief Marketing Officer, joined the Company in April 2011 and has served as Chief Marketing Officer since that time. Mr. Moss has over 40 years of experience in the homebuilding industry. Prior to joining the Company in 2011, Mr. Moss served as the regional president of KB Home in Northern and Southern California for 9 years, and held various other roles at KB Home for over 25 years.

        Wayne Farnsworth, General Counsel, joined the Company in 1999. Mr. Farnsworth has served as General Counsel and Corporate Secretary of the Company since that time. Prior to joining the Company, Mr. Farnsworth was a practicing attorney in Las Vegas, Nevada, and was also a law clerk to a federal judge with the Ninth Circuit Bankruptcy Appellate Panel.

        Scott Hoisington, California-Sacramento Division President, has been employed with the Company since 1998, and has served in his present capacity since that time. Mr. Hoisington oversaw the development of the California-Central Valley division from 2003 to 2008. Mr. Hoisington has previously been the division president of the Atlanta, Georgia division for Beazer Homes USA Inc., the division president for Richmond American Homes and Warmington Homes in Sacramento, California, and the division manager for Richmond Homes, Inc. in Denver, Colorado.

        Chris Williams, California-Central Valley President, joined the Company in 2004 and has served in his present capacity since 2006. Prior to joining the Company, Mr. Williams worked for Oculus Technologies Corporation as chief executive officer and as a management consultant with the Monitor Group.

        Tim McGinnis, California-Inland Empire Division President, has been employed with the Company in his current capacity since 1997. Mr. McGinnis has managed the Southern California operations for the Company from their inception in 1997 to the present. Prior to joining the Company, Mr. McGinnis worked in Southern California for UDC Homes Inc. as division manager, Bramalea Ltd. as executive vice president, and Richmond American Homes as executive vice president.

        Ryan Ortman, Salt Lake City Division President, joined the Company in January 2012 as corporate director of operations and has served in his present capacity since February 2014. Mr. Ortman has over 20 years of experience in the homebuilding industry. Prior to joining the Company, Mr. Ortman served as founder and president of Seaside Development, a development consulting firm, from 2009 to 2011, chief operations officer of Trumark Homes from 2008 to 2009, chief operations officer of Mosaic Homes (an affiliate of SunCal Companies) from 2007 to 2008 and in a variety of positions including corporate vice president of operations of Fieldstone Communities, Inc. from 2000 to 2007. Previously, Mr. Ortman worked for other builders in divisional leadership roles.

        Roger Gannon, Phoenix Division President, joined the Company in 2014. Prior to joining the Company, Mr. Gannon was an area vice president of construction operations for PulteGroup, Inc. from 2009 to 2014 and a director of sales and marketing at Centex Homes (a subsidiary of PulteGroup, Inc.) from 2008 to 2009. Mr. Gannon has 27 years of homebuilding experience and previously worked for Centex Homes in several different leadership and management capacities, including director of sales and marketing and senior vice president of operations.

        Kent Lay, Las Vegas Division President, joined the Company in February 2013 and has served in his present capacity since that time. Mr. Lay served as the senior regional president in charge of the Mountain West region of Beazer Homes USA Inc. from 2003 to 2011. Mr. Lay has over 20 years of experience in the homebuilding industry.

        Gene Morrison, Arizona/Nevada Regional Land President, has been employed with the Company since 1993, when he began as president of both the Las Vegas and Phoenix divisions. Mr. Morrison served solely as the Phoenix division president from August 2006 until January 2010. In 2010 he began serving again as president of both the Las Vegas and Phoenix divisions. In 2013, Mr. Morrison became the regional land president for the Las Vegas and Phoenix divisions, and he also served as the interim president of the Phoenix division from September 2013 to March 2014. Prior to joining the Company, Mr. Morrison worked for Pacific Properties (a Las Vegas, Nevada real estate development company) from 1988 through 1992 as the vice president of residential division.

        David Barclay joined the Board of Directors of Woodside LLC in 2010 and the Board of Directors of Woodside Inc. on February 24, 2014. Mr. Barclay has 28 years of homebuilding experience. He is the former president of Centex Homes (a subsidiary of PulteGroup, Inc.) national land division and western region and co-chief operating officer. Since 2009, he has served as founder and owner of Barclay Consulting Group, which consults with homebuilders in all aspects of homebuilding. Since 2010, he has also served as founder and partner of Greenpoint Homes, an in-fill residential homebuilding company. From 1987 to 2009, he served as a senior executive at Centex Homes, a company focused on real estate development and homebuilding. He brings extensive knowledge of homebuilding and land development, leadership experience, and public homebuilding experience to our Board of Directors. For these reasons, we believe he is well qualified to serve on our Board of Directors.

        David Keller joined the Board of Directors of Woodside LLC in 2010 and the Board of Directors of Woodside Inc. on February 24, 2014. Mr. Keller has 18 years of homebuilding experience. He served as chief financial officer of DR Horton, Inc., a national homebuilder listed on the NYSE, from 1991 to 1999, and as chief financial officer of Technical Olympic, Inc., a national homebuilder listed on NYSE, from 2004 to 2006. He is a consultant to investment firms on potential opportunities in the real estate industry and has served in such capacity since 2006. Mr. Keller served as a former partner with the Ernst & Young accounting firm from 1970 to 1991. Mr. Keller also serves on the board of directors of United Subcontractors, Inc., which is a residential insulation installation company, and chairs its audit committee. Mr. Keller is a Certified Public Accountant and a director of the Dallas Chapter of the National Association of Corporate Directors, which has certified him as a "Leadership Fellow." He brings extensive knowledge of accounting principles and financial reporting, leadership experience, and public homebuilding experience to our Board of Directors. For these reasons, we believe he is well qualified to serve on our Board of Directors.

        Ronald Mass joined the Board of Directors of Woodside LLC in 2013 and the Board of Directors of Woodside Inc. on February 24, 2014. Mr. Mass has served as managing principal of Almitas Capital since 2013. Prior to founding Almitas Capital, Mr. Mass was a senior portfolio manager and head of Structured Product Investments at Western Asset Management from 1991 to 2012. He was responsible for management of the Public Private Investment Partnership with the US Treasury as well as other matters. He brings an extensive knowledge of capital markets, accounting principles and financial reporting to our Board of Directors. For these reasons, we believe he is well qualified to serve on our Board of Directors.

        Mark Porath joined the Board of Directors of Woodside LLC in 2010 and the Board of Directors of Woodside Inc. on February 24, 2014. Mr. Porath has 26 years of homebuilding experience. He has been the chief executive officer and founder of Hearthstone since 1992. Hearthstone is one of the largest residential housing investors in the United States. Through funds he has managed, he has invested over $12 billion in 13 investment funds dedicated to residential land and construction. He brings an extensive knowledge of the real estate industry, background in the capital markets and leadership experience to our Board of Directors. For these reasons, we believe he is well qualified to serve on our Board of Directors.

        Michael Short joined the Board of Directors of Woodside LLC in 2010 and the Board of Directors of Woodside Inc. on February 24, 2014. Mr. Short has served as a senior vice president of CoBank since 2013. Previously, Mr. Short was a managing director of John Hancock's bond and corporate finance group from 2002 to 2013. He co-chaired the Company's Unsecured Creditors Committee during the Company's bankruptcy. Prior to joining John Hancock in 2002, Mr. Short spent 13 years at Bank of America in various corporate and investment banking roles. He brings an extensive knowledge of corporate finance, accounting principles and financial reporting to our Board of Directors. For these reasons, we believe he is well qualified to serve on our Board of Directors.

        Michael Stern joined the Board of Directors of Woodside LLC in 2012 and the Board of Directors of Woodside Inc. on February 24, 2014. Mr. Stern is a partner of Stonehill Capital Management, LLC, a financial investment advisory firm specializing in stressed, distressed and other opportunistic investments. Mr. Stern focuses on investments in homebuilders and residential land as well as those in the financial sector. Prior to joining Stonehill Capital in 2007, Mr. Stern worked as an investment analyst at Sankaty Advisors, the fixed-income affiliate of Bain Capital, from 2002 to 2005. He brings an extensive background in financial analysis and investments to our Board of Directors. For these reasons, we believe he is well qualified to serve on our Board of Directors.

Board of Directors

        The Board of Directors of Woodside Inc. currently consists of seven members. Our amended and restated certificate of incorporation and the stockholders agreements will provide that the authorized number of directors may be changed only by resolution of the Board of Directors and that, so long as either Principal Equityholder or its affiliates collectively own at least 10% of our outstanding shares of Class A Common Stock (determined on an as-exchanged basis), the Board of Directors will not increase its size without the consent of each such Principal Equityholder; provided that the size of the Board of Directors may be increased without such consents to the extent necessary to appoint a Principal Equityholder designee if a Principal Equityholder has nominated fewer designees to the Board of Directors than it is entitled to under the applicable stockholders agreement, in each case until the next annual election of directors. In addition, pursuant to the stockholders agreements, so long as either Principal Equityholder or its affiliates collectively own at least 10% of the outstanding shares of our Class A Common Stock (determined on an as-exchanged basis), the Board of Directors will not increase the size of any of its committees without the consent of each such Principal Equityholder; provided that the size of any committee of the Board of Directors may be increased without such consents to the extent necessary to appoint a Principal Equityholder designee if a Principal Equityholder has nominated fewer designees to the Board of Directors than it is entitled to under the applicable stockholders agreement, in each case until the next annual election of directors. Each director is to hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. Unless otherwise required by law or by resolution of the board of directors, and subject to the terms of the stockholders agreements with the Principal Equityholders, vacancies on the Board of Directors will be filled by a majority of the directors then in office, or by a sole remaining director, and not by the stockholders. Vacancies caused by the death, resignation, disqualification, or removal from office or other cause of a member of the Board of Directors who was nominated by a Principal Equityholder will be filled at the direction of such Principal Equityholder. At any meeting of the Board of Directors of Woodside Inc., except as otherwise required by law, a majority of the total number of authorized directors (whether or not there are any vacancies) will constitute a quorum for all purposes.

        In accordance with our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective upon the completion of the offering, our directors will be elected annually and there will be no limit on the number of terms a director may serve on our Board of Directors. For so long as one of our Principal Equityholders owns at least 10% of our outstanding Class A Common Stock (determined on an as-exchanged basis), directors other than the appointees of our Principal Equityholders may be removed with or without cause by the affirmative vote of holders of at least 60% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors voting together as a single class, so long as one or both of our Principal Equityholders owning at least 10% of our outstanding Class A Common Stock (determined on an as-exchanged basis) votes in favor of such removal. If neither of our Principal Equityholders owns at least 10% of our outstanding Class A Common Stock (determined on an as-exchanged basis), then such director may be removed upon the affirmative vote of holders of a majority of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors voting together as a single class. Directors nominated by our Principal Equityholders may be removed from office with or without cause by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, so long as the Principal Equityholder that nominated such director votes in favor of such removal. In addition, notwithstanding the foregoing, a director may be removed with cause by the affirmative vote of the holders of at least 66 2/3% of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

        The Board of Directors of Woodside Inc. and its committees will have supervisory authority over Woodside Inc. and Woodside LLC.

Voting Arrangement

        Pursuant to stockholders agreements that we will enter into with each of our Principal Equityholders prior to the consummation of this offering, for so long as a Principal Equityholder or its affiliates collectively own at least 60% of the shares of our Class A Common Stock held by such Principal Equityholder at the consummation of this offering (determined on an as-exchanged basis) after giving effect to the purchase of LLC Units from Woodside LLC's existing owners with the net proceeds therefrom and sales by the selling stockholders in this offering, such Principal Equityholder will be entitled to nominate two members of our Board of Directors and one member of each committee of our Board of Directors (subject to applicable independence requirements). When a Principal Equityholder or its affiliates collectively own less than 60%, but at least 20%, of the shares of our Class A Common Stock held by such Principal Equityholder at the consummation of this offering (determined on an as-exchanged basis) after giving effect to the purchase of LLC Units from Woodside LLC's existing owners with the net proceeds therefrom and sales by the selling stockholders in this offering, such Principal Equityholder will be entitled to nominate one member of our Board of Directors and one member of each committee of our Board of Directors (subject to applicable independence requirements). See "Certain Relationships and Related Party Transactions—Stockholders Agreements."

        We expect that Stonehill will nominate David Keller and Michael Stern to serve on our Board of Directors and we expect that Oaktree will nominate Ronald Mass and Michael Short to serve on our Board of Directors. The nominees of our Principal Equityholders for the committees of our Board of Directors are shown in the table above.

Director Independence

        Under the listing requirements and rules of the NYSE, independent directors must comprise a majority of a listed company's board of directors within a specified period of the completion of its initial public offering. In addition, NYSE rules require that, subject to specified exceptions, each member of a listed company's audit, compensation and nominating and corporate governance committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. Under NYSE rules, a director will only qualify as an "independent director" if such person is not an executive officer or employee of the listed company and, in the opinion of that company's board of directors, that person does not otherwise have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

        In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

        Mr. Shine will not qualify as an independent director. Our Board of Directors has undertaken a review of its composition and the independence of each of our directors to determine whether any of our other directors has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and has determined that each of our directors other than Mr. Shine will qualify as "independent" as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the NYSE.

Committees of the Board

        The standing committees of our Board of Directors consist of the audit committee, the compensation committee and the nominating and corporate governance committee, with each such committee being comprised of at least three members. In addition, so long as either Principal Equityholder or its affiliates collectively own at least 10% of our outstanding shares of our Class A Common Stock (determined on an as-exchanged basis), the Board of Directors will not increase the size of any of its committees without the consent of each such Principal Equityholder; provided that the size of any committee of the Board of Directors may be increased without such consents to the extent necessary to appoint a Principal Equityholder designee if a Principal Equityholder has nominated fewer designees to the Board of Directors than it is entitled to under the applicable stockholders agreement, in each case until the next annual election of directors. The Board of Directors has adopted written charters for the audit committee, compensation committee and nominating and corporate governance committee, which will be available on our website upon the closing of this offering. In addition, from time to time, special committees may be established under the direction of our Board of Directors when necessary to address specific issues. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not a part of this prospectus.

        Pursuant to the stockholders agreements we will enter into with each of our Principal Equityholders and subject to independence requirements of the New York Stock Exchange, each Principal Equityholder will have the right to appoint a member to the audit, compensation and nominating and corporate governance committees of the Board of Directors, so long as such Principal Equityholder or its affiliates collectively own at least 20% of the shares of Class A Common Stock held by it at the consummation of this offering (determined on an as-exchanged basis) after giving effect to the purchase of LLC Units with the net proceeds therefrom and sales by the selling stockholders in this offering. See "Certain Relationships and Related Party Transactions—Stockholders Agreements" and "—Voting Arrangement."

  Audit

        Our audit committee consists of Mr. Keller, Mr. Porath and Mr. Short. Mr. Keller qualifies as an "audit committee financial expert" as such term is defined in Item 407(d)(5) of Regulation S-K.

        Our Audit Committee charter requires the Audit Committee to oversee our corporate accounting and financial reporting processes. The primary responsibilities and functions of our Audit Committee are, among other things, as follows:

  •
  approve in advance all auditing services, including the various non-audit services permitted by applicable law to be provided to the Company by its independent auditors;

  •
  evaluate our independent auditor's qualifications, independence and performance;

  •
  determine and approve the engagement and compensation of our independent auditor;

  •
  meet with our independent auditor to review and approve the plan and scope for each audit of our financial statements and related services and review and recommend action with respect to the results of such audit of our financial statements;

  •
  at least annually evaluate our independent auditor's internal quality-control procedures, material issues raised by such evaluation and all relationships between the independent auditor and the Company which may impact their objectivity and independence;

  •
  monitor the rotation of partners of the independent auditor, as required;

  •
  review our consolidated financial statements;

  •
  review our critical accounting policies and practices, including any significant changes in the Company's selection or application of accounting principles;

  •
  review analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements;

  •
  resolve any disagreements between management and the independent auditor regarding financial reporting;

  •
  review and discuss with the Company's independent auditor and management the Company's audited financial statements, including related disclosures;

  •
  discuss with our management and our independent auditor the results of our annual audit and the review of our audited financial statements;

  •
  establish procedures for the receipt, retention and treatment of complaints regarding internal accounting controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and

  •
  retain, in its sole discretion, its own separate advisors.

  Compensation

        Our compensation committee consists of Mr. Barclay, Mr. Mass and Mr. Stern. Each of these directors qualifies as a non-employee director for purposes of Rule 16b-3 under the Exchange Act.

        Pursuant to its charter, the primary responsibilities and functions of our Compensation Committee are, among other things, as follows:

  •
  evaluate the performance of the CEO and other executive officers in light of certain corporate goals and objectives and determine and approve their compensation packages;

  •
  review and recommend to our Board of Directors for approval new executive compensation programs, employee benefits and/or stock plans or arrangements, if deemed appropriate or desirable by the committee;

  •
  review on a periodic basis and make recommendations to our Board of Directors as the committee deems appropriate concerning existing or new employee retirement benefit programs, incentive or equity-based compensation plans and management perquisites;

  •
  recommend to our Board of Directors compensation programs for non-employee directors based on the practices of similarly situated companies;

  •
  counsel management with respect to personnel and compensation policies and programs;

  •
  review and approve all equity compensation plans of the Company;

  •
  oversee the Company's assessment of any risks arising from its compensation programs and policies likely to have a material adverse effect on the Company;

  •
  prepare an annual report on executive compensation for inclusion in our proxy statement; and

  •
  retain, in its sole discretion, its own separate advisors.

  Nominating and Corporate Governance

        Our nominating and governance committee consists of Mr. Barclay, Mr. Mass and Mr. Stern.

        Pursuant to its charter, the primary responsibilities and functions of our Nominating and Corporate Governance Committee are, among other things, as follows:

  •
  establish standards, criteria and processes for the selection of directors;

  •
  identify, screen and review qualified individuals to be nominated for election to our Board of Directors or to fill vacancies or newly created board positions;

  •
  assist our Board of Directors in making determinations regarding director independence as well as the financial literacy and expertise of Audit Committee members and nominees;

  •
  consider criteria for committee membership and recommend directors to serve on each committee;

  •
  consider and make recommendations to our Board of Directors regarding its size and composition, committee composition and structure and procedures affecting directors;

  •
  conduct an annual evaluation and review of the performance of existing directors;

  •
  review and monitor compliance with, and the effectiveness of, the Company's Corporate Governance Guidelines and its Code of Business Conduct and Ethics;

  •
  monitor our corporate governance principles and practices and make recommendations to our Board of Directors regarding governance matters, including the certificate of incorporation, our bylaws and charters of our committees; and

  •
  retain, in its sole discretion, its own separate advisors.

Board Leadership Structure

        Our current leadership structure permits the roles of Chairman of the Board and Chief Executive Officer to be filled by the same or different individuals. Joel Shine presently occupies both positions. Our Board of Directors has determined this structure to be in the best interests of the Company and its stockholders at this time due to Mr. Shine's extensive experience in the homebuilding industry.

        Furthermore, David Barclay will serve as our lead independent director. As our lead independent director, Mr. Barclay will hold a critical role in assuring effective corporate governance and in managing the affairs of our Board of Directors. Among other responsibilities, Mr. Barclay will:

  •
  preside over executive sessions of our Board of Directors and over board meetings when the Chairman of the Board is not in attendance;

  •
  consult with the Chairman of the Board and other board members on corporate governance practices and policies, and assume the primary leadership role in addressing issues of this nature if, under the circumstances, it is inappropriate for the Chairman of the Board to assume such leadership;

  •
  meet informally with other outside directors between board meetings to assure free and open communication within the group of outside directors;

  •
  assist the Chairman of the Board in preparing the board agenda so that the agenda includes items requested by non-management members of our Board of Directors;

  •
  administer the annual board evaluation and reporting the results to the Nominating and Corporate Governance Committee; and

  •
  assume other responsibilities that the non-management directors might designate from time to time.

        Our Board of Directors will periodically review the leadership structure and may make changes in the future.

Board Risk Oversight

        Our Board of Directors will be actively involved in oversight of risks that could affect the Company. Our Board of Directors expects to satisfy this responsibility through full reports by each committee chair (principally, the Audit Committee chair) regarding such committee's considerations and actions, as well as through regular reports directly from the officers responsible for oversight of particular risks within the Company.

        The Audit Committee will be primarily responsible for overseeing the risk management function at the Company on behalf of our Board of Directors. In carrying out its responsibilities, the Audit Committee will work closely with management. The Audit Committee will meet at least quarterly with members of management and, among things, receive an update on management's assessment of risk exposures (including risks related to liquidity, credit and operations, among others). The Audit Committee chair will provide periodic reports on risk management to the full Board of Directors.

        In addition to the Audit Committee, the other committees of the Board of Directors will consider the risks within their areas of responsibility. For example, the Compensation Committee will consider the risks that may be implicated by the Company's executive compensation programs. The Company does not believe that risks relating to its compensation policies and practices are reasonably likely to have a material adverse effect on the Company.

Code of Ethics and Business Conduct

        Our Board of Directors will adopt a Code of Business Conduct and Ethics (the "Code of Ethics") that is applicable to all directors, employees and officers of the Company. The Code of Ethics will constitute the Company's "code of ethics" within the meaning of Section 406 of the Sarbanes-Oxley Act. The Company intends to disclose future amendments to certain provisions of the Code of Ethics, or waivers of such provisions applicable to the Company's directors and executive officers, on the Company's website at www.woodsidehomes.com.

        The Code of Ethics will be available on the Company's website at www.woodsidehomes.com. In addition, printed copies of the Code of Ethics will be available upon written request to Investor Relations, Woodside Homes, Inc., 39 East Eagleridge Drive, Suite 102, North Salt Lake City, Utah 84054.

Compensation Committee Interlocks and Insider Participation

        None of the members of the Compensation Committee has ever been an officer or employee of the Company or any of its subsidiaries. None of the Company's named executive officers (as set forth under "Executive Compensation") has ever served as a director or member of the Compensation Committee (or other board committee performing equivalent functions) of another entity, one of whose executive officers served in either of those capacities for the Company.

Stockholder Communications with the Board of Directors

        Stockholders may send communications to our Board of Directors by writing to Woodside Homes, Inc., 39 East Eagleridge Drive, Suite 102, North Salt Lake City, Utah 84054, Attention: Board of Directors.

EXECUTIVE COMPENSATION

        This section addresses our executive compensation program for our named executive officers. It includes a discussion of our compensation objectives and philosophy and the material elements of compensation earned by, or awarded or paid to, our "named executive officers," which include our principal executive officer and our three other most highly compensated executive officers. This section also describes the compensation actions taken during 2013 and is intended to provide a further understanding of the amounts displayed in the required tabular disclosures. In addition, we highlight certain attributes of our executive compensation program and compensation approach that we intend to adopt when we are a public company. The information set forth in this section is presented pursuant to the reduced disclosure rules applicable to emerging growth companies. See "Prospectus Summary—Emerging Growth Company Status."

        Our named executive officers for 2013 were:

  •
  Joel Shine, who serves as Chief Executive Officer, or CEO, President and a director;

  •
  James R. "Rick" Robideau, who serves as Chief Financial Officer, or CFO;

  •
  Jay Moss, who serves as Chief Marketing Officer, or CMO; and

  •
  Wayne Farnsworth, who serves as Secretary and General Counsel.

Compensation Objectives and Philosophy

        Our compensation structure is built on a pay-for-performance philosophy, and is designed to align the interests of our executives and our shareholders and motivate our executives to achieve our targeted financial and other performance objectives in order to foster and promote the long-term financial success of the Company. To help achieve these objectives, a significant portion of our executive officers' compensation is at-risk and provided in the form of performance-based compensation, with significant upside potential for strong performance and the possibility of no payment for underperformance.

        Our Compensation Committee will be solely responsible for authorizing the compensation of our executive officers, including Mr. Shine. In doing so, the Compensation Committee may consult from time to time with the executive officers. However, the Compensation Committee will at all times retain full responsibility for determining the compensation of our executive officers, and no executive officer will participate in the Compensation Committee's approval of his compensation.

Summary Compensation Table

        The following table shows information regarding the compensation of our named executive officers for services performed in the years ended December 31, 2013 and 2012.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation($)(2)	All Other Compensation ($)(3)	Total ($)
Joel Shine	2013	600,000	808,023	810,000	142,550	2,360,573
Chief Executive Officer	2012	600,000	—	630,000	66,900	1,296,900
and President
James R. Robideau	2013	340,000	435,089	340,000	8,150	1,123,239
Chief Financial Officer	2012	300,000	29,239	321,000	7,500	657,739
Jay Moss	2013	335,000	372,934	335,000	20,150	1,063,084
Chief Marketing Officer	2012	335,000	29,239	257,950	18,900	641,089
Wayne Farnsworth	2013	294,000	310,778	275,625	8,150	888,553
Secretary and	2012	280,000	29,239	295,600	7,500	612,339
General Counsel

(1)
Amounts shown represent the aggregate grant date intrinsic value of awards granted under the PH Holdings LLC Woodside Share Unit Plan, determined in accordance with FASB ASC Topic 718. See Note 10 to Woodside LLC's consolidated financial statements included in this prospectus regarding the assumptions underlying the valuation of these awards.

(2)
Amounts shown represent the aggregate cash awards earned by the named executive officers under our annual cash incentive bonus plan.

(3)
The amount shown includes for Mr. Shine: automobile allowance ($14,400), health care plan contribution ($500 in 2013 only) and aggregate monthly housing allowance associated with his relocation to Salt Lake City, UT (2013: $120,000; 2012: $45,000); for Mr. Robideau: health care plan contribution ($500 in 2013 only); for Mr. Moss: automobile allowance (2013: $12,000; 2012: $11,000), health care plan contribution ($500 in 2013 only) and cellular phone ($400 in 2012 only); and for Mr. Farnsworth: health care plan contribution ($500 in 2013 only). In addition, the amount shown includes for each named executive officer $7,650 and $7,500 in 2013 and 2012, respectively, of Company contributions to match the named executive officer's pre-tax elective contributions (included under Salary) made under the Company's 401(k) defined contribution plan.

Narrative Disclosure to Summary Compensation Table

Elements of Compensation

        The primary elements of our compensation structure are base salary, annual cash incentive bonuses, long-term incentives in the form of grants under the PH Holding LLC Woodside Share Unit Plan (our long-term incentive plan, or LTIP), and certain employee benefits and perquisites. The objectives of each principal element of our executive compensation program for fiscal 2013 are described in more detail below.

Base Salary

        The named executive officers receive a base salary to compensate them for services they render. The base salary is intended to provide a fixed component of compensation that reflects the executive's skill set, experience, role and responsibilities. It is designed to be at a level that we believe is reflective of the market and necessary to attract and retain the caliber of professionals needed to achieve high performance and grow the business.

        For 2014, the Compensation Committee of Woodside LLC approved base salaries of $650,000 for Mr. Shine, $375,000 for Mr. Robideau, $335,000 for Mr. Moss, and $325,000 for Mr. Farnsworth.

Annual Cash Incentives Bonus

        The second component of named executive officer compensation is an annual cash incentive bonus based on company performance. Through the bonus program, we seek to provide an appropriate amount of short-term cash compensation that is at-risk and tied to the achievement of certain short-term performance goals. Linking a portion of total compensation to annual company and individual performance permits us to adjust the performance measures each year to reflect changing objectives and those that may be of special importance for a particular year.

        In 2013 under this plan, key executives, including the named executive officers, were eligible to receive a discretionary bonus consisting of two components: (1) an objective component based on company financial performance goals (consisting of 75% of the bonus potential) and (2) a strategic component based on achievement of strategic initiatives, individual performance goals and other considerations (consisting of 25% of the bonus potential).

        The objective component for each named executive officer was based on the achievement of the Company's financial goals, taking into account the estimated costs associated with payment of the LTIP and the annual bonuses. Financial goals included goals related to actual adjusted net income compared to Woodside LLC's target adjusted net income. Adjusted net income is net income excluding gains, losses, or impairments on pre-bankruptcy legacy land assets held for sale. Gains and losses on land sales are included in the adjusted net income calculation at the discretion of the Board of Directors of Woodside LLC (the "Woodside Board"), if the land sale was included in the approved business plan or approved land acquisition plan (asset allocation plan). The strategic component for each named executive officer was based, in part, on the assessment of the Woodside Board of achievement of the following objectives approved by the Woodside Board:

  1.
  Acquisition of land and land development per the 2013 asset allocation plan;

  2.
  Achieving Woodside LLC's 2013 business plan Operating Expenses Budget Percentage goal;

  3.
  Compliance with all covenants and requirements of Woodside LLC's bond indentures and its limited liability company agreement;

  4.
  Initiating and maintaining timely communications with stakeholders of Woodside LLC; and

  5.
  Responding to other Woodside Board initiatives on a timely basis.

        The 2013 target bonus amounts for each of Mr. Shine, Mr. Robideau, Mr. Moss and Mr. Farnsworth were $600,000 (100% of base salary), $272,000 (80% of base salary), $268,000 (80% of base salary), and $220,500 (75% of base salary), respectively.

        The 2013 adjusted net income target was $25,137,879. The actual adjusted net income was $30,900,369, which was approximately 123% of the adjusted net income target, resulting in objective bonuses of $553,500 (75% × 123% of target × 100% of base salary) for Mr. Shine, $250,920 (75% × 123% of target × 80% of base salary) for Mr. Robideau, $247,230 (75% × 123% of target × 80% of base salary) for Mr. Moss, and $203,411 (75% × 123% of target × 75% of base salary) for Mr. Farnsworth. The remaining portion of the bonuses, which were based on the strategic components and the Woodside Board's discretion, resulted in additional bonus awards of $256,500 for Mr. Shine for a total bonus of $810,000 (135% of target), $89,080 for Mr. Robideau for a total bonus of $340,000 (125% of target), $87,770 for Mr. Moss for a total bonus of $335,000 (125% of target) and $72,214 for Mr. Farnsworth for a total bonus of $275,625 (125% of target).

        Other than with respect to Mr. Shine, a portion of the bonuses earned are paid several months following their initial determination. The percentage of bonus payouts and expected payout dates are:

  •
  First Payout—60% of bonus—February 28, 2014

  •
  Second Payout—40% of bonus—June 30, 2014

        The entire bonus for Mr. Shine was paid in full on or prior to March 15, 2014, pursuant to the terms of his employment agreement.

        For 2014, the Compensation Committee of Woodside LLC approved target bonuses of 150% of base salary ($975,000) for Mr. Shine, 100% of base salary ($375,000) for Mr. Robideau, 90% of base salary ($301,500) for Mr. Moss, and 80% of base salary ($260,000) for Mr. Farnsworth.

Long-Term Incentives

        On January 1, 2011 Woodside LLC established the PH Holding LLC Woodside Share Unit Plan to provide long-term incentives to our key executives, including our named executive officers. The intent of the LTIP is to foster and promote the long-term financial success of the Company by motivating performance through incentive compensation, attracting and retaining critical talent and enabling participants to participate in the long-term growth and financial success of the Company. The LTIP also provides a balance to the short-term cash components of our compensation program, aligns a portion of our executives' compensation with the interests of the existing owners of Woodside LLC, promotes retention and reinforces our pay-for-performance structure.

        LTIP grants to our named executive officers have been in the form of Performance Share Units (PSUs), or phantom units, with values based on the book value (or appreciation in the book value) of Woodside LLC, (with the per unit value calculated as the book value divided by the total number of LLC Units of the Company). PSUs are subject to vesting over either three or five years:

  •
  The 2012 grants vest ratably over three years; and

  •
  Two separate grants were made in 2013. The first grant cliff vests after three years from the date of grant, and the second grant cliff vests after five years from the date of grant.

        Once an award is fully vested, 50% of the value of the PSUs at that time is distributed to the participant as a cash payment, and the number of vested PSUs is correspondingly reduced by 50%. The value of the remaining vested PSUs is distributed to the participant as a cash payment upon either termination of employment without cause or upon a change of control of Woodside LLC.

        In general, unvested PSUs are forfeited upon termination of employment. Upon termination due to death, disability or hardship, participants receive a pro-rata portion of unvested PSUs, with vesting continued through the end of the year. Upon termination for cause, all vested and unvested PSUs are forfeited. Upon a change of control, any performance goal will be deemed to have been satisfied and any unvested PSUs will be fully vested and distributable.

        In advance of this offering, the Compensation Committee evaluated our long term incentive programs, including the LTIP. Following this review, the Compensation Committee determined that the LTIP (which was originally designed in a manner to appropriately incentivize employees in a private company context) should be terminated and, instead, equity awards should be issued under the Woodside Homes, Inc. 2014 Equity Incentive Plan (discussed below), which will better incentivize our employees and align their interests with our shareholders once we become a public company. The LTIP will be terminated effective on or about the time of the completion of this offering. Subject to their continued employment at the time the LTIP is terminated, all of the participants in the LTIP (including each of the NEOs), will have their outstanding grants of PSUs treated in the following manner: (1) the vesting of the PSUs will be fully accelerated effective upon the termination of the LTIP; (2) the PSUs will be cancelled in exchange for the right to receive a cash payment with respect to the cancelled

PSUs based on (x), in the case of Mr. Shine, the fair market value of our stock upon the IPO and (y) in the case of Messrs. Farnsworth, Moss, Robideau and all other participants, the book value of the Company implied by the IPO; and (3) such cash amounts will be paid to the participants within 30 days of the first anniversary of the LTIP termination. Each of Messrs. Shine, Robideau, Moss and Farnsworth will receive an amount equal to $            , $            , $            and $            , respectively, upon the termination of the LTIP (based on an assumed initial public offering price of $            per share of our Class A Common Stock, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

Employee Benefits and Perquisites

        We maintain various benefit programs for eligible employees, including our named executive officers. These benefits include programs such as medical, dental, life insurance, business travel accident insurance, short-and long-term disability coverage and a 401(k) defined contribution plan.

        Perquisites for our named executive officers are limited to monthly auto allowances and, for Mr. Shine, relocation expenses for his move from California to his residence in Utah. Auto allowances may be available to our other employees either in an executive role or those employees whose positions require regular driving for business as an essential job function.

        While perquisites help to provide competitive total compensation packages to the named executive officers in a cost-efficient manner by providing a benefit with a high perceived value at a relatively low cost, we do not generally view perquisites as a material component of our executive compensation program. In the future, we may provide additional or different perquisites or other personal benefits in limited circumstances where we believe doing so is appropriate or for recruitment, motivation and/or retention purposes.

Looking Ahead: Post-IPO Compensation

Retention of a Compensation Consultant

        In November 2013, the Compensation Committee of Woodside LLC retained Pearl Meyer & Partners, LLC (PM&P), a compensation consulting firm, to evaluate our compensation programs and to provide guidance with respect to developing and implementing our compensation philosophy and programs as a public company.

2014 Equity Incentive Plan

        We have adopted, subject to the approval of our stockholder, the Woodside Homes, Inc. 2014 Equity Incentive Plan, or 2014 Equity Incentive Plan, to attract and retain directors, officers, employees and consultants. Our 2014 Equity Incentive Plan provides for the grant of equity-based awards, including options to purchase shares of common stock, stock appreciation rights, restricted stock awards, restricted stock units, performance awards and other stock awards.

Administration of our 2014 Equity Incentive Plan and Eligibility

        Our 2014 Equity Incentive Plan will be administered by our Board of Directors, which may delegate certain of its authority under our 2014 Equity Incentive Plan to a committee or committees. Our Board of Directors will have the authority to make awards to eligible participants, which include our officers, directors, employees and consultants, and persons expected to become our officers, directors, employees or consultants. The Board of Directors may delegate to one or more officers the authority to designate which non-officer employees are eligible to receive awards under the 2014 Equity Incentive Plan. Our Board of Directors will also have the authority to determine what form the awards will take, the amount and timing of the awards and all other terms and conditions of the awards.

Share Authorization

        The number of shares of our Class A Common Stock that may be issued under our 2014 Equity Incentive Plan is             shares, which number will automatically increase on January 1st of each year, for a period of not more than ten years, in an amount such that the total number of shares of Class A Common Stock reserved for issuance as of January 1st of each year is not less than 5% of the total number of shares of Class A Common Stock outstanding on December 31st of the preceding calendar year. Prior to January 1st of a given year, the Board may determine not to increase the number of shares of Class A Common Stock for such year or to increase the number of shares of Class A Common Stock by less than it would otherwise automatically be increased. No more than        shares of our Class A Common Stock in the aggregate may be issued in connection with incentive stock options (which generally are stock options that meet the requirements of Section 422 of the Internal Revenue Code of 1986, as amended (the Code)). Shares that return to our 2014 Equity Incentive Plan as a result of expiration, forfeiture, cancellation for awards that are settled in cash, or the reacquisition by the Company in satisfaction of tax withholding obligations or the exercise price, will again be available for issuance under the 2014 Equity Incentive Plan. For purposes of satisfying the requirements under Section 162(m) of the Code, for any single plan participant during any one calendar year, a maximum of        shares of Class A Common Stock may be subject to options, stock appreciation rights and other stock awards, a maximum of        shares of Class A Common Stock may be subject to performance stock awards, and a maximum of $        may be granted as a performance cash award.

        The 2014 Equity Incentive Plan also provides for equitable adjustments in the event of any change with respect to the Class A Common Stock without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, extraordinary dividend or distribution, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or any similar equity restructuring transaction.

Stock Options

        Our 2014 Equity Incentive Plan authorizes the grant of incentive stock options and options that do not qualify as incentive stock options. Incentive stock options will be granted only to persons who are our employees or employees of one of our subsidiaries. The exercise price of each option will be determined by our Board of Directors (but will not be less than 100% of the fair market value of our Class A Common Stock) consistent with the applicable requirements under the Code.

Stock Appreciation Rights

        Our 2014 Equity Incentive Plan authorizes the grant of stock appreciation rights. A stock appreciation right provides the recipient with the right to receive, upon exercise of the stock appreciation right, cash, shares of our Class A Common Stock or a combination. The amount that the recipient will receive upon exercise of the stock appreciation right generally will equal the excess of the fair market value of the shares of our Class A Common Stock on the date of exercise over the shares' fair market value on the date of grant (but in no event will such amount be less than 100% of the fair market value of our Class A Common Stock on the date of grant). Stock appreciation rights will become exercisable in accordance with terms determined by our Board of Directors. Stock appreciation rights may be granted in tandem with an option grant or as independent grants. The term of a stock appreciation right cannot exceed, in the case of a tandem stock appreciation right, the expiration, cancellation or other termination of the related option and, in the case of a free-standing stock appreciation right, ten years from the date of grant.

Stock Awards

        Our 2014 Equity Incentive Plan also provides for the grant of restricted stock and restricted stock units. Our Board of Directors will determine the number of shares of Class A Common Stock subject to a restricted stock award or restricted stock unit and the restriction period, performance period (if any), the performance measures (if any) and the other terms applicable to a restricted stock award under our 2014 Equity Incentive Plan. A restricted stock award may be awarded in consideration for (i) cash, check, bank draft, electronic funds, wire transfer, or money order payable to the company, (ii) past services to the company or an affiliate, or (iii) any other form of legal consideration that may be acceptable to the Board of Directors, in its sole discretion, and permissible under applicable law.

        Restricted stock units confer on the participant the right to receive one share of Class A Common Stock or, in lieu thereof, the fair market value of such share of Class A Common Stock in cash. The holders of awards of restricted stock will be entitled to receive dividends, and the holders of awards of restricted stock units may be entitled to receive dividend equivalents.

Performance Awards

        Our 2014 Equity Incentive Plan also authorizes the grant of performance awards. Performance awards represent the participant's right to receive an amount of cash, shares of our Class A Common Stock, or a combination of both, contingent upon the attainment of specified performance measures within a specified period. Our Board of Directors will determine the applicable performance period, the performance goals and such other conditions that apply to the performance award.

Other Stock Awards

        Our 2014 Equity Incentive Plan also authorizes the grant of other stock awards, valued by reference to the Class A Common Stock, and which may be granted either alone or in tandem with other stock awards. The Board of Directors has the sole and complete authority to determine eligibility, timing and all other terms and conditions of such grants.

Change in Control

        Subject to the terms of the applicable award agreement, upon a "change in control" (as defined in our 2014 Equity Incentive Plan), our Board of Directors may, in its discretion, (i) require the surviving or acquiring corporation, following a change in control, to assume the issued but unvested award, or substitute a similar award in its place, (ii) arrange to assign the repurchase rights held by the Company, with respect to common stock under an applicable award, to the surviving corporation or acquiring corporation, (iii) accelerate the vesting, in whole or in part, of an award to a date prior to the effective time of such change in control, (iv) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by the Company with respect to the award on a date prior to the effective time of such change in control or (v) cancel an award, to the extent not vested or not exercised prior to the effective time of the change in control, in exchange for a payment, in such form as may be determined by our Board of Directors equal to the excess, if any, of (x) the value of the property the holder would have received upon the exercise of the award immediately prior to the effective time of the change in control, over (x) any exercise price payable by such holder in connection with such exercise.

        If the surviving corporation or acquiring corporation (or the surviving or acquiring corporation's parent company) refuses to assume, continue, replace with new awards or otherwise substitute a new award for, an outstanding award (including unvested outstanding shares), that award will become fully vested immediately prior to the change in control.

Termination; Amendment

        Our 2014 Equity Incentive Plan will automatically expire on the tenth anniversary of its effective date. Our Board of Directors may terminate or amend our 2014 Equity Incentive Plan at any time, subject to any requirement of stockholder approval required by applicable law, rule or regulation. Our Board of Directors may amend the terms of any outstanding award under our 2014 Equity Incentive Plan at any time. No amendment or termination of our 2014 Equity Incentive Plan or any outstanding award may adversely affect any of the rights of an award holder without the holder's consent.

Registration Statement on Form S-8

        In connection with this offering, we intend to file a registration statement on Form S-8 to register the total number of shares of our Class A Common Stock that may be issued under our 2014 Equity Incentive Plan.

IPO Equity Grants

        In connection with this offering, we intend to grant awards for an aggregate of 655,000 shares of our Class A Common Stock to our named executive officers under the 2014 Equity Incentive Plan described below. The awards will consist of (1) stock options to acquire 505,000 shares of Class A Common Stock in the aggregate at an exercise price equal to the initial public offering price per share for Class A Common Stock and (2) 150,000 restricted shares of Class A Common Stock.

        As of the closing date of this offering, or the IPO date, each named executive officer is eligible to receive a sign-on equity award, in each case subject to the terms of the 2014 Equity Incentive Plan and the terms of the applicable award agreements. Mr. Shine will be eligible to receive a sign-on equity grant as follows: options to acquire 250,000 shares of Class A Common Stock (150,000 of which vest 20% on the first anniversary of the IPO date and 40% on each of the second and third anniversaries of the IPO date; and 100,000 of which cliff vest three years after the IPO date) and 75,000 shares of restricted Class A Common Stock (which vest 20% on the first anniversary of the IPO date and 40% on each of the second and third anniversaries of the IPO date). Each of Messrs. Robideau, Moss and Farnsworth will be eligible to receive a sign-on equity grant as follows: options to acquire 85,000 shares of Class A Common Stock (50,000 of which vest 20% on the first anniversary of the IPO date and 40% on each of the second and third anniversaries of the IPO date; and 35,000 of which cliff vest three years after the IPO date) and 25,000 shares of restricted Class A Common Stock (which vest 20% on the first anniversary of the IPO date and 40% on each of the second and third anniversaries of the IPO date).

Employment Arrangements

        As of December 31, 2013, we were party to an employment agreement with Mr. Shine (dated January 1, 2012); letter agreements for employment and severance (in connection with a change of control) with Mr. Robideau (dated June 24, 2010 and July 19, 2012, respectively); an employment agreement and a severance letter agreement with Mr. Moss (dated April 16, 2011 and July 19, 2012, respectively); and a severance letter agreement with Mr. Farnsworth (dated July 19, 2012) (collectively, the "Prior Agreements").

        Under Mr. Shine's prior employment agreement, he was entitled to an initial base salary of $600,000 (which for 2013 was maintained at this level), and was eligible for an annual incentive bonus pursuant to the Company's annual incentive bonus plan. For 2013, Mr. Shine's target annual bonus amount was equal to 100% of his base salary. In addition, Mr. Shine's prior employment agreement provided for an automobile allowance of $1,200 per month on an ongoing basis. Upon a termination of his employment by the Company without cause or as a result of his resignation for good reason (other than in connection with a change of control), Mr. Shine was entitled to receive severance consisting of (i) 12 months of his base salary, payable in installments, (ii) the target amount of his incentive bonus payable for the fiscal year of his termination of employment, also payable in installments, and (iii) continuation of all benefits for the 12-month severance period. His severance payments were subject to restrictive covenants regarding treatment of confidential information and non-solicitation of employees for the 12-month severance period. If Mr. Shine's employment was terminated by the Company without cause or by him in connection with a change of control (with or without good reason), Mr. Shine was entitled to receive (a) 18 months of his base salary, payable in installments, (b) 1.5 times the target amount of his incentive bonus payable for the fiscal year of the change of control, and (c) continuation of all benefits for a period of 18 months.

        Pursuant to his prior employment letter agreement, Mr. Robideau was entitled to an initial base salary of $300,000 (which for 2013 was increased to $340,000), and was eligible for an annual performance-based bonus pursuant to the Company's annual performance-based bonus plan. For 2013, Mr. Robideau's target annual bonus amount was equal to 80% of his base salary. In addition, Mr. Robideau's prior employment letter agreement provided for a one-time relocation payment of $30,000. Mr. Robideau's prior employment letter agreement provided for severance upon a termination of his employment by the Company without cause (including due to his death or disability) consisting of (i) 40 weeks of his base salary plus bonus (based on the average of the prior two years' compensation), and (ii) continuation of his benefits for 40 weeks. Pursuant to his prior employment agreement, Mr. Moss was entitled to an initial base salary of $335,000 (which for 2013 was maintained at this level), and was eligible for an annual performance-based bonus for 2011. Following 2011, Mr. Moss continued to participate in the Company's annual performance-based bonus plan. For 2013, Mr. Moss' target annual bonus amount was equal to 80% of his base salary. In addition, Mr. Moss' prior employment agreement provided for an automobile allowance of $9,000 per year on an ongoing basis (which for 2012 was increased to $11,000, and for 2013 was increased to $12,000). Mr. Moss' prior employment agreement provided for severance based on the terms of the Woodside Group, LLC Severance Policy. Pursuant to their prior severance letter agreements, which superseded the severance terms in their prior employment agreements, if the employment of Mr. Robideau or Mr. Moss were terminated by the Company without cause or as a result of his resignation for good reason in connection with a change of control, he was entitled to receive severance payments equal to (a) 12 months of his base salary, payable in installments, and (b) a bonus amount calculated as the average of his annual bonuses paid for the two years prior to the year of the change of control. In addition, Mr. Farnsworth was entitled to the same severance benefits as Messrs. Robideau and Moss under his prior severance letter agreement.

        In general, the abovementioned severance payments and other benefits under the Prior Agreements were subject to the applicable executive signing and not revoking a general release of claims in favor of the Company and complying with certain restrictive covenants.

        Woodside Inc., Woodside LLC and Woodside Group, LLC, a Nevada limited liability company that is a subsidiary of Woodside LLC, entered into employment agreements, dated March 14, 2014, with each of Messrs. Shine, Robideau, Moss and Farnsworth (collectively, the "Employment Agreements"). The Employment Agreements supercede the Prior Agreements.

        The Employment Agreements provide for an initial term of three years, subject to automatic extensions for successive one-year terms unless earlier terminated or either party provides written notice of non-renewal 90 days prior to the end of the applicable term. Mr. Shine is entitled to receive an annual base salary of $650,000, and each of Messrs. Robideau, Moss and Farnsworth are entitled to receive an annual base salary of $375,000, $335,000 and $325,000, respectively. Pursuant to the Employment Agreements, base salary may be increased but may not be decreased, except in the event of a reduction in salaries of executives generally, but in no event less than 90% of the highest base salary paid to the applicable executive during his employment. Each of the executives will be eligible to receive an annual cash bonus award with a minimum target bonus opportunity as percentage of base salary. The annual bonus is payable upon the achievement of certain performance goals to be established by the Compensation Committee (following good faith consultation with Mr. Shine, other than as to his own compensation) within 90 days of the beginning of the applicable performance period. In addition, each of the executives is entitled to receive a perquisite allowance as follows: Mr. Shine $35,000; and $15,000 for each of Messrs. Robideau, Moss and Farnsworth. In addition, during the term of employment, each of the executives will be entitled to participate in all employee benefit plans and fringe benefit plans that are generally available to senior executives of the Company.

        As of the IPO date, each of the executives will also be eligible to receive a sign-on equity award, as described under "—IPO Equity Grants."

        Upon a termination of employment by the Company without cause or by the applicable executive for good reason, the applicable executive would be entitled to severance payments, comprised of the following: (1) accrued compensation and benefits, (2) a pro-rated annual bonus for the year of termination based on the executive's actual level of achievement of applicable performance targets, (3) a lump sum payment equal to 18 months of COBRA for Mr. Shine only (12 months for each of Messrs. Robideau, Moss and Farnsworth), (4) certain accelerated vesting of the equity award pursuant to the terms of the equity awards, and (5) a cash payment in the form of a multiple of the executive's base salary and target bonus, to be paid in installments over a 12-month period. Mr. Shine would be entitled to receive a cash payment equal to two times his base salary plus one times his target annual bonus. Each of Messrs. Robideau, Moss and Farnsworth would be entitled to receive a cash payment equal to one times base salary plus one times his target annual bonus.

        In the event of a change in control following the consummation of this offering, each of the executives would be entitled to full vesting of their equity awards, unless the applicable award is assumed by the acquiring company. Upon a termination of employment by the Company without cause or by the executive for good reason during the period when the Company is a party to an agreement relating to a transaction, the consummation of which would result in a change in control, or the period commencing on the date of a change in control and ending on the second anniversary of such date, each of the executives would be entitled to receive enhanced severance payments (in lieu of the ordinary severance described above), as follows: (i) accrued compensation and benefits, (ii) a pro-rated annual bonus for the year of termination, payable based on achievement of the greater of the executive's (x) actual performance and (y) the target performance level applicable for such year of termination, (iii) a lump sum payment equal to 24 months of COBRA for Mr. Shine only (18 months for each of Messrs. Robideau, Moss and Farnsworth), (iv) full vesting of the outstanding equity under the award agreements that were assumed by an acquiring corporation, and (v) a cash payment in the form of a multiple of the executive's base salary and target bonus, to be paid in installments over an 18-month period. Upon such termination, Mr. Shine would be entitled to receive a cash payment equal to 2.5 times the sum of his base salary and target annual bonus. Each of Messrs. Robideau, Moss and Farnsworth would be entitled to receive a cash payment equal to 1.5 times the sum of his base salary and target annual bonus. In addition, in the event that such a termination of employment occurs prior to December 31, 2014 and prior to the IPO date, the applicable executive would be entitled to receive (i) a lump sum cash payment equal to an amount determined by multiplying the number of restricted shares he would otherwise have been granted on the IPO date by the per-unit consideration received by holders of common units in such change in control transaction and (ii) an additional lump sum cash payment in respect of the stock options he would otherwise have been granted on the IPO date. Mr. Shine would be entitled to receive a cash payment equal to $1,327,630 in respect of his options. Each of Messrs. Robideau, Moss and Farnsworth would be entitled to receive a cash payment equal to $451,394 in respect of his options.

        Upon a termination of employment due to death or disability, each of the executives would be entitled to (1) the accrued compensation and benefits, (2) pro-rated annual bonus for the year of termination based on the executive's actual level of achievement of applicable performance targets, and (3) full vesting of the executive's outstanding equity awards.

        In addition, if any payment to any of the executives is subject to an excise tax because the payment constitutes a "parachute payment," then such executive will receive a reduced payment amount if the excess of the total amount of the parachute payments that would otherwise be paid to such executive over 2.99 times such executive's base amount is sufficiently small that cutting back the total amount to 2.99 times such executive's base amount would result in such executive's receiving greater total payments.

        In general, and except in the case of termination of employment due to death or disability, the foregoing severance payments and other benefits are subject to the applicable executive executing and delivering a release to the Company within 30 days following termination (with all periods for revocation therein having expired).

        Pursuant to the Employment Agreements, each of the executives is subject to certain restrictive covenants, including a non-compete, non-solicitation of customers or clients, and non-solicitation of Company employees, in each case, for a period of 18 months following termination of employment for Mr. Shine only and 12 months for each of Messrs. Robideau, Moss and Farnsworth.

        We are also party to a relocation letter agreement with Mr. Shine, dated June 13, 2012. Pursuant to this agreement, Mr. Shine was entitled to reimbursement of up to $45,000 in moving expenses in connection with his move to Utah in 2012, and he is eligible to receive a monthly housing allowance of $10,000 for 24 months following his actual move (but in no event beyond August 31, 2014), contingent on his continued employment with the Company. In addition, Mr. Shine is entitled to reimbursement for reasonable legal fees and related expenses he incurred in connection with the renegotiation of his prior employment agreement and long-term incentive award.

Outstanding Equity Awards at Fiscal Year End

        The following table sets forth specified information concerning equity awards held by each of the named executive officers as of December 31, 2013.

	Stock Awards
Name and Principal Position	Number of Shares or Units of Stock That Have Not Vested(1)	Market Value of Shares or Units That Have Not Vested($)(2)
Joel Shine	97,500	965,208
Chief Executive Officer and President
James R. Robideau	60,417	544,733
Chief Financial Officer
Jay Moss	52,917	470,487
Chief Marketing Officer
Wayne Farnsworth	45,417	396,240
Secretary and General Counsel

(1)
The units described in the table above represent rights to payment based on the value of Woodside LLC, or phantom units, and are not direct equity interests in Woodside LLC or Woodside Inc. The phantom units vest as follows: For Mr. Shine 32,500 on December 31, 2015 and 65,000 on December 31, 2017. For each of Messrs. Robideau, Moss and Farnsworth (a) 7,917 on December 31, 2014 and (b) 17,500, 15,000 and 12,500 on December 31, 2015 and 35,000, 30,000 and 25,000 on December 31, 2017, respectively. However, the vesting of the phantom units will be accelerated in connection with the termination of the LTIP.

(2)
The per unit value as of December 31, 2013 was $10.90.

Director Compensation

        The following table sets forth information concerning the compensation of the non-employee directors for their service to Woodside LLC during the fiscal year ended December 31, 2013:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	All Other Compensation ($)	Total ($)
David Barclay	128,500	103,593	—	232,093
David Keller	129,000	103,593	—	232,593
Ronald Mass	39,250	103,593	—	142,843
Mark Porath	61,500	103,593	—	165,093
Michael Short	65,000	103,593	—	168,593
Michael Stern(2)	52,000	103,593	—	155,593
Peter Corbell(3)	11,750	—	—	11,750

(1)
As of December 31, 2013, (i) each of Messrs. Barclay and Keller held 31,667 vested phantom units with a value equal to $100,058 and each of Messrs. Porath and Short held 15,833 phantom units with a value equal to $50,012 and (ii) each of Messrs. Barclay, Keller, Porath, Short, Mass and Stern, respectively, held 28,333, 28,333, 20,417, 20,417, 12,500 and 12,500 unvested phantom units with a value equal to $173,773, $173,773, $148,750, $148,750, $123,745 and $123,745, respectively. Of these phantom units, 15,833 phantom units held by each of Messrs. Barclay and Keller and 7,917 phantom units held by Messrs. Porath and Short will vest on December 31, 2014. The remaining phantom units held by Messrs. Barclay, Keller, Porath and Short and the phantom units granted to all other directors will vest on December 31, 2015. However, vesting of all phantom units will be accelerated in connection with the termination of the LTIP, and all phantom units will be cancelled in exchange for the right to receive a lump sum cash payment within 30 days of the first anniversary of the LTIP termination. Mr. Corbell's phantom units were cancelled in connection with his departure from the Woodside Board. The per unit value as of December 31, 2013 was $10.90.

(2)
Such fees and stock awards were paid directly to either Stonehill Institutional Partners, L.P. or Stonehill Capital Management LLC and not to the director individually. During 2013, Mr. Stern served as a managing director of Stonehill Capital Management LLC, which, by contract, is the investment advisor for our stockholder, Stonehill Institutional Partners, L.P.

(3)
Mr. Corbell was a former member of the Woodside Board designated by Oaktree who left the Woodside Board in March of 2013.

        Prior to this offering and for fiscal year ended December 31, 2013, Woodside LLC paid the following annual retainer fees to its non-employee directors:

	Amount ($)	Frequency
Base Annual Retainer, all board members	45,000	Annual
Committee Chairman base fee	50,000	Annual
Committee Member base fee	10,000	Annual
In-person meeting fee	1,000	Per meeting
Conference call meeting fee	500	Per meeting

        It is expected that, following this offering, Woodside Inc. will approve the following annual retainer fees for its non-employee directors:

	Amount ($)	Frequency
Base Annual Retainer, all board members	55,000	Annual
Audit Committee Chairman base fee	25,000	Annual
Audit Committee Member base fee	12,500	Annual
Compensation Committee Chairman base fee	20,000	Annual
Compensation Committee Member base fee	10,000	Annual
Nominating and Governance Committee Chairman base fee	15,000	Annual
Nominating and Governance Committee Member base fee	7,500	Annual
Lead Director base fee, in addition to Board membership	20,000	Annual

        In addition, in connection with this offering, it is anticipated that Woodside Inc. will grant restricted stock awards with a value of $60,000 to each non-employee director, which are expected to vest 50% on the six-month anniversary of this offering and 50% on the one-year anniversary of this offering. Subsequent restricted stock award grants to non-employee directors are anticipated to vest in full one year after the date of grant.

Stock Ownership Guidelines

        The Company has adopted stock ownership guidelines covering our named executive officers and our non-employee directors. The guidelines require that:

  •
  the Company's Chief Executive Officer hold Company equity equal to five times base salary;

  •
  the Company's named executive officers (other than the Chief Executive Officer) hold Company equity equal to three times base salary; and

  •
  non-employee directors of the Company hold Company equity equal to two times annual retainer fees.

        No individual subject to the stock ownership guidelines is expected to satisfy the ownership targets until the date that is five years from the date the applicable individual first becomes subject to the stock ownership guidelines.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        In connection with the Offering and Reorganization Transactions, we will enter into several agreements with some or all of our existing owners to effectuate our corporate reorganization and facilitate the exchange of LLC Units (together with shares of Class B Common Stock) for shares of our Class A Common Stock. These agreements are further described below.

Limited Liability Company Agreement of Woodside Homes Company, LLC

        In connection with the Offering and Reorganization Transactions, the members of Woodside LLC will amend and restate the limited liability company agreement of Woodside LLC. Woodside Inc. will control all of the business and affairs of Woodside LLC and its subsidiaries. Holders of LLC Units will generally not have voting rights under the limited liability company agreement.

        Woodside Inc. will have the right to determine when distributions will be made to holders of LLC Units and the amount of any such distributions, other than with respect to tax distributions as described below. If a distribution is authorized, such distribution will be made to the holders of LLC Units on a pro rata basis in accordance with the number of LLC Units held by such holder.

        The holders of LLC Units, including Woodside Inc., will incur U.S. federal, state and local income taxes on their allocable share of any taxable income of Woodside LLC. Subject to certain limitations, including compliance with the terms of debt agreements, the amended and restated limited liability company agreement will provide for quarterly cash distributions, which we refer to as "tax distributions," to the holders of the LLC Units, which generally will be computed based on an assumed tax rate as determined by Woodside Inc. and as described in the amended and restated limited liability company agreement.

        The amended and restated limited liability company agreement will provide that, to the extent that such payments may be made in compliance with the terms of Woodside LLC's debt agreements and applicable law, Woodside LLC will pay or reimburse Woodside Inc. for (i) all costs, fees or expenses incurred by Woodside Inc. in connection with this offering (other than the payment obligations of Woodside Inc. under the tax receivable agreement and the income, franchise (except as otherwise provided in the amended and restated limited liability company agreement) or similar tax obligations of Woodside Inc.) and (ii) all fees, costs and expenses incurred by Woodside Inc. in connection with serving as the managing member of Woodside LLC. To the extent Woodside Inc. determines in good faith that such expenses are related to the business and affairs of Woodside LLC (including expenses that relate to the business and affairs of Woodside LLC and that also relate to the activities of Woodside Inc.), such as costs of future securities offerings, board of director compensation, costs of periodic reports to stockholders of Woodside Inc., litigation costs and accounting and legal costs and franchise taxes, Woodside Inc. may cause Woodside LLC to pay all such expenses of Woodside Inc. Any such payments will be made solely to Woodside Inc. and not to any other member. Woodside LLC will indemnify Woodside Inc. and its affiliates, and the former and current officers, agents and employees of Woodside LLC, Woodside Inc. and each such affiliate against any loss, expense, damage or injury suffered or sustained by them by reason of any acts, omissions or alleged acts or omissions arising out of their activities on behalf of Woodside LLC or in furtherance of the interests of Woodside LLC.

        Without the consent of Woodside Inc., holders of LLC Units will not have the right to transfer all or a portion of their LLC Units to any person other than to certain permitted transferees or pursuant to the exchange agreement. Woodside Inc. will not have the right to transfer all or a portion of its LLC Units to any person without the consent of each Principal Equityholder that owns at least 10% of the outstanding LLC Units, other than in connection with a change of control transaction with respect to which all of the LLC Units (other than LLC Units held by Woodside Inc.) are exchanged pursuant to the terms of the exchange agreement.

        The limited liability company agreement will provide that, so long as a Principal Equityholder owns at least 20% of the shares of our Class A Common Stock held by such Principal Equityholder immediately following the Offering and Reorganization Transactions (determined on an as-exchanged basis), such Principal Equityholder will have preemptive rights with respect to certain offerings of LLC Units and certain offerings of securities convertible into, exchangeable for or representing the right to acquire LLC Units.

        Woodside Inc. may require all other holders of LLC Units to exchange all LLC Units and shares of Class B Common Stock held by such holders subject to the terms of the exchange agreement or, if any such holder is not party to the exchange agreement, on terms substantially similar to the exchange agreement, at any time that all of the holders of LLC Units (other than Woodside Inc.) hold in the aggregate a number of LLC Units that is less than 5% of the LLC Units outstanding immediately following the Offering and Reorganization Transactions. In addition, Woodside Inc. may require any holder that, together with its affiliates, owns a number of LLC Units that is less than 1% of the LLC Units outstanding immediately following the Offering and Reorganization Transactions to exchange all such LLC Units and shares of Class B Common Stock held by such holder subject to the terms of the exchange agreement or, if any such holder is not party to the exchange agreement, on terms substantially similar to the exchange agreement. Woodside Inc. may also require all other holders of LLC Units to exchange all LLC Units and shares of Class B Common Stock held by such holders subject to the terms of the exchange agreement or, if any such holder is not party to the exchange agreement, on terms substantially similar to the exchange agreement, in connection with certain change of control transactions. See "—Exchange Agreement.

        The amended and restated limited liability company agreement will provide that, subject to certain exceptions, it may be amended, supplemented, waived or modified by the written consent of Woodside Inc. in its sole discretion without the approval of any other holder of LLC Units, provided that to the extent that any such amendment, supplement, waiver or modification would adversely affect the rights of the holders of any given class of LLC Units (other than Woodside Inc.) such amendment shall require the consent of the holders of a majority of the outstanding LLC Units of each such class (other than Woodside Inc. as the managing member). Such majority must include (i) each of our Principal Equityholders that, at the time of such amendment, supplement, waiver or modification holds LLC Units of any such class and holds a number of LLC Units equal to at least 10% of the LLC Units outstanding immediately following the Offering and Reorganization Transactions and (ii) in the case of any amendment, supplement, waiver or modification of the preemptive rights granted to the Principal Equityholders under the limited liability company agreement of Woodside LLC, each Principal Equityholder that is entitled to preemptive rights at the time of such amendment, supplement, waiver or modification. The limited liability company agreement will also provide that no amendment, supplement, waiver or modification may materially, adversely and disproportionately (compared to holders of LLC Units of the same class) affect the rights of a holder of LLC Units without the consent of such holder.

Tax Receivable Agreement

        As described in "The Reorganization of Our Corporate Structure," we intend to use a portion of the proceeds from this offering to purchase LLC Units from certain of our existing owners. In addition, the existing holders of the LLC Units may (subject to the terms of the exchange agreement) exchange their LLC Units (together with an equal number of shares of our Class B Common Stock) for shares of our Class A Common Stock on a one-for-one basis, subject to customary exchange rate adjustments for stock splits, stock dividends, reclassifications and certain other similar transactions. As a result of both this initial purchase and any subsequent exchanges, Woodside Inc. will become entitled to a proportionate share of the existing tax basis of the assets of Woodside LLC. In addition, Woodside LLC intends to make an election under Section 754 of the Code effective for the taxable year of the initial purchase as well as each taxable year in which an exchange of LLC Units for shares of Class A Common Stock occurs, which may result in increases to the tax basis of the assets of Woodside LLC. These increases in tax basis are expected to increase our depreciation and amortization deductions and create other tax benefits and therefore may reduce the amount of tax that Woodside Inc. would otherwise be required to pay in the future. These increases in tax basis may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets.

        In connection with the Offering and Reorganization Transactions, Woodside Inc. and Woodside LLC will enter into a tax receivable agreement with the existing owners of Woodside LLC. The agreement will require us to pay to such holders 85% of the amount of the tax benefits, if any, that we realize (or are deemed to realize in the case of an early termination payment, a change in control or a breach by us of our material obligations under the tax receivable agreement, as discussed below) as a result of any possible future increases in tax basis described above and certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement itself. This will be Woodside Inc.'s obligation and not an obligation of Woodside LLC. Exchanging members will bear 85% of the costs, fees and expenses paid by Woodside Inc. and Woodside LLC to our tax advisors in connection with our administration of the tax receivable agreement and costs incurred by us in connection with the review by certain existing owners of schedules prepared by us pursuant to the tax receivable agreement, which will be deducted from payments made by us under the tax receivable agreement. For purposes of the tax receivable agreement, the benefit deemed realized by Woodside Inc. will be computed by comparing the actual income tax liability of Woodside Inc. (calculated with certain assumptions) to the amount of such taxes that Woodside Inc. would have been required to pay had there been no increase to the tax basis of the assets of Woodside LLC as a result of the initial purchase of LLC Units by Woodside Inc. using a portion of the proceeds from this offering or subsequent exchanges, and had Woodside Inc. not entered into the tax receivable agreement. The tax receivable agreement will become effective upon completion of this offering and will remain in effect until all such tax benefits have been utilized or expired, unless the agreement is terminated early, as described below. Woodside Inc. and its stockholders will retain the remaining 15% of the tax benefits that Woodside Inc. is deemed to realize. Estimating the amount of payments that may be made under the tax receivable agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors. The actual increase in tax basis, as well as the amount and timing of any payments under the agreement, will vary depending upon a number of factors, including:

  •
  the timing of exchanges—for instance, the increase in any tax deductions will vary depending on the fair value, which may fluctuate over time, of the depreciable or amortizable assets of Woodside LLC at the time of each exchange;

  •
  the price of shares of our Class A Common Stock at the time of the initial purchases or subsequent exchanges—the increase in any tax deductions, as well as the tax basis increase in other assets, of Woodside LLC is directly related to the price of shares of our Class A Common Stock at the time of the initial purchases or subsequent exchanges;

  •
  the extent to which such exchanges are taxable—if an exchange is not taxable for any reason, increased tax deductions will not be available; and

  •
  the amount and timing of our income—the tax receivable agreement will require Woodside Inc. to pay 85% of the deemed benefits as and when deemed realized. If Woodside Inc. does not have taxable income, it generally will not be required (absent a change of control or other circumstances requiring an early termination payment) to make payments under the tax receivable agreement for that taxable year because no benefit will have been realized. However, any tax benefits that do not result in realized benefits in a given tax year will likely generate tax attributes that may be utilized to generate benefits in previous or future tax years. The utilization of any such tax attributes will result in payments under the tax receivable agreement.

        The payments that we may make under the tax receivable agreement could be substantial. Assuming no material changes in the relevant tax law and based on our current operating plan and other assumptions, including our estimate of the tax basis of our assets as of December 31, 2013 and that Woodside Inc. earns sufficient taxable income to realize all the tax benefits that are subject to the tax receivable agreement, we expect future payments under the tax receivable agreement relating to the purchase by Woodside Inc. of LLC Units as part of this offering to aggregate $         million (or $         million if the underwriters exercise their over-allotment option in full) and to range over the next 15 years from approximately $         million to $         million per year (or approximately $         million to $         million per year if the underwriters exercise their over-allotment option in full) and decline thereafter. The foregoing numbers are merely estimates that are based on current assumptions. The amount of actual payments could differ materially.

        We will have the right to terminate the tax receivable agreement at any time. In addition, the tax receivable agreement will terminate early if we breach our material obligations (including, subject to certain exceptions, the failure to make any payment due under the tax receivable agreement within three months of the date such payment is due) under the tax receivable agreement or upon certain mergers, asset sales, other forms of business combinations or other changes of control. If we exercise our right to terminate the tax receivable agreement, or if the tax receivable agreement is terminated early in accordance with its terms, our payment obligations under the tax receivable agreement with respect to certain exchanged or acquired LLC Units would be accelerated and would become due and payable based on the corporate income tax rate in effect on the termination date and certain assumptions, including that we would have sufficient taxable income to use in full the deductions arising from the increased tax basis and certain other benefits. As a result, we could make payments under the tax receivable agreement that are substantial and in excess of our actual cash savings in income tax. See "Risk Factors—Risks Related to Our Structure and Organization—In certain cases, payments under the tax receivable agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realized in respect of the tax attributes subject to the tax receivable agreement."

        Woodside Inc. will be required to make a good faith effort to maintain sufficient available cash (which is defined as cash and cash equivalents on hand less amounts of cash reserves reasonably established in good faith to provide for the proper conduct of our business or to comply with applicable law or Woodside Inc.'s debt obligations) to make required payments under the tax receivable agreement, including using good faith efforts to cause Woodside LLC to make distributions to Woodside Inc. to make such payments and borrowing funds under available credit facilities to the extent that such credit facilities would permit such funds to be applied to make payments under the tax receivable agreement, such borrowing is reasonably determined by our board of directors to be in the best interest of Woodside Inc. and Woodside LLC and so long as there is no default (and the borrowing would not result in a default) under credit or other agreements governing indebtedness of Woodside Inc. or Woodside LLC. The amended and restated limited liability company agreement of Woodside LLC will require Woodside LLC to make quarterly tax distributions (subject to certain limitations) to its members. Additionally, in the event that the tax distributions that Woodside LLC makes to Woodside Inc. as a holder of LLC Units are insufficient to fund our obligations arising under the tax receivable agreement, additional distributions from Woodside LLC will be necessary to fund such obligations. In accordance with the terms of Woodside LLC's amended and restated limited liability company agreement, any such distribution will be made on a pro rata basis in accordance with the number of LLC Units held by each holder. Accordingly, in the event that Woodside LLC makes a distribution to Woodside Inc. to fund a payment under the tax receivable agreement, all other holders of LLC Units will also receive a pro rata share of any such distribution.

        Decisions made in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments we make under the tax receivable agreement. For example, the earlier disposition of assets following an exchange or acquisition transaction will generally accelerate payments under the tax receivable agreement and increase the present value of such payments. In these situations, our obligations under the tax receivable agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control.

        Payments under the tax receivable agreement are due, to the extent Woodside Inc. has available cash (as defined in the tax receivable agreement; see "—Tax Receivable Agreement"), within five business days of the tax benefits schedule becoming final and the tax receivable agreement requires Woodside Inc. to provide the tax benefits schedule within 60 days after filing its U.S. federal income tax return. Interest on payments due under the tax receivable agreement begins to accrue at a rate of LIBOR plus 100 basis points from the due date (without extensions) of the applicable tax return and payments that are late for any reason, including the lack of sufficient funds to make such payments due to the inability of Woodside LLC to make distributions to Woodside Inc. or otherwise, generally accrue interest at a rate of LIBOR plus 500 basis points. Existing owners holding 10% or more of the outstanding LLC Units immediately following the consummation of the Offering and Reorganization Transactions will have the right to challenge the tax benefits schedule which could delay the tax benefits schedule from becoming final, and as a result delay payments under the tax receivable agreement, increasing the interest payable by Woodside Inc. with respect to such obligations.

        Payments under the tax receivable agreement will be based on the tax reporting positions that we determine. Although we are not aware of any material issue that would cause the IRS to challenge a tax basis increase, we will not be reimbursed for any payments previously made under the tax receivable agreement. No assurance can be given that the IRS will agree with the allocation of value among our assets. As a result, in certain circumstances, payments could be made under the tax receivable agreement in excess of the benefit that we actually realize in respect of the increases in tax basis resulting from our purchases or exchanges of LLC Units and certain other tax benefits related to our entering into the tax receivable agreement.

        The tax receivable agreement will provide that it may be amended with the written consent of Woodside Inc., Woodside LLC and the holders of a majority of the then outstanding LLC Units (excluding LLC Units held by Woodside Inc.); provided, that such amendments will require the consent of any Principal Equityholder that, at the time of such amendment, holds a number of LLC Units equal to at least 10% of the number of LLC Units outstanding immediately following the Offering and Reorganization Transactions. However, no such amendment will be effective if such amendment would have a disproportionate effect on the payments certain holders of LLC Units will or may receive under the tax receivable agreement unless all such affected holders of LLC Units consent in writing to such amendment.

Registration Rights Agreement

        In connection with this offering, we will enter into a registration rights agreement with the Principal Equityholders to register for sale under the Securities Act shares of our Class A Common Stock owned by such Principal Equityholders or delivered to them in exchange for LLC Units (together with shares of Class B Common Stock). This agreement will provide the Principal Equityholders (and their affiliate transferees and any transferee that is not an affiliate of any Principal Equityholder that holds in excess of 5% of our outstanding shares of Class A Common Stock (determined on an as-exchanged basis)) with the right to require us, at our expense, to register shares of our Class A Common Stock owned by such Principal Equityholders or that are issuable upon exchange of LLC Units (together with shares of Class B Common Stock) for public resale, subject to certain limitations.

No cash liquidated damages are expected to be provided for under the registration rights agreement and, in the event of a breach, the parties will be entitled to remedies at law or in equity.

  Demand Rights

        Subject to certain limitations, at any time after the 180th day following the completion of this offering, each of our Principal Equityholders (and their affiliate transferees and any transferee that is not an affiliate of any Principal Equityholder that holds in excess of 5% of our outstanding shares of Class A Common Stock (determined on an as-exchanged basis)) will have the right, by delivering written notice to us, to require us to use reasonable best efforts to register a number of our shares of Class A Common Stock (subject to a minimum expected aggregate offering price of registrable securities of at least $20.0 million) held by such Principal Equityholders (and their affiliate transferees and any transferee that is not an affiliate of any Principal Equityholder that holds in excess of 5% of our outstanding shares of Class A Common Stock (determined on an as-exchanged basis)) requested to be so registered in accordance with the registration rights agreement.

  Piggyback Rights

        Pursuant to the terms of the registration rights agreement, the Principal Equityholders will be entitled to request to participate in, or "piggyback" on, registrations of any of our securities offered for sale by us at any time after the completion of this offering. In addition, the limited liability company agreement will provide that holders of registrable shares of Class A Common Stock that are not party to the registration rights agreement will be entitled to piggyback registration rights on substantially the terms described in the registration rights agreement so long as they hold at least 3% of the outstanding shares of Class A Common Stock (determined on an as-exchanged basis assuming that all LLC Units (and shares of Class B Common Stock) held by all holders of LLC Units other than Woodside Inc. have been exchanged for shares of Class A Common Stock).

  Conditions and Limitations

        The registration rights outlined above will be subject to conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration statement and our right to delay, suspend or withdraw a registration statement under specified circumstances. For example, our board may delay any filing or suspend a registration for up to 90 days in the aggregate during any 12-month period if it determines in its good faith judgment that the filing of a registration statement would require the disclosure of material non-public information and such disclosure would reasonably be expected to have a material adverse effect on any material acquisition, disposition, financing, reorganization, recapitalization or similar transaction or would require the disclosure of information that would be reasonably expected to otherwise adversely affect us. Additionally, in certain circumstances we may withdraw a registration statement upon request of a holder of registrable shares of Class A Common Stock.

        Under the terms of the registration rights agreement, Woodside Inc. will not effect any public sale or distribution of any common equity or securities convertible into or exercisable for common equity (other than pursuant to a registration statement on Form S-4 or Form S-8 or solely in connection with an exchange offer or any employee benefit or dividend reinvestment plan) in connection with any underwritten public offering of shares of Class A Common Stock pursuant to the registration rights agreement for a period of 90 days after the effective date of the related prospectus.

  Other Provisions

        Pursuant to the terms of the registration rights agreement, without the approval of each Principal Equityholder, neither Woodside Inc. nor any of its subsidiaries will enter into any agreement granting registration rights to any person (other than the amended and restated limited liability company agreement of Woodside LLC and customary registration rights in connection with the sale of debt securities or convertible debt securities).

Exchange Agreement

        In connection with this offering, Woodside Inc. and Woodside LLC will offer to enter into an exchange agreement with all of the existing owners of LLC Units (other than Woodside Inc.) that will entitle those owners (and certain permitted transferees thereof) to exchange their LLC Units (together with an equal number of shares of our Class B Common Stock) for shares of Class A Common Stock on a one-for-one basis, subject to customary exchange rate adjustments for stock splits, stock dividends, reclassifications and certain other similar transactions. The exchange agreement will permit those owners to exercise their exchange rights at any time, in certain minimum increments (subject to certain exceptions) and subject to certain conditions. In addition, the exchange agreement will provide that we can require those owners to exercise their exchange rights (i) in connection with a change of control of Woodside Inc., (ii) if all holders of LLC Units (other than us) hold less than 5% in the aggregate of the number of LLC Units outstanding immediately following this offering and the purchase of LLC Units by Woodside Inc. with the net proceeds therefrom, or (iii) as to any holder of LLC Units, if such holder, together with its affiliates, owns less than 1% of the number of LLC Units outstanding immediately following this offering and the purchase of LLC Units by Woodside Inc. with the net proceeds therefrom; provided, that if any such holder referred to in the preceding clause (iii) is required to exchange its LLC Units, all holders owning an equal or lesser amount of LLC Units shall also be required to exchange their LLC Units.

        The exchange agreement will provide that an owner will not have the right to exchange and we may not require the exchange of LLC Units if Woodside Inc., Woodside LLC or the exchanging owner reasonably determines in good faith that such exchange would be prohibited by law or regulation or Woodside Inc. or Woodside LLC reasonably determines in good faith that such exchange would violate other agreements with Woodside Inc., Woodside LLC and its subsidiaries to which the owner is subject. The Company may impose additional restrictions on exchanges that it reasonably determines to be necessary or advisable so that Woodside LLC is not treated as a "publicly traded partnership" for U.S. federal income tax purposes.

Stockholders Agreements

        Pursuant to stockholders agreements that we will enter into with each of our Principal Equityholders prior to the consummation of this offering, for so long as a Principal Equityholder or its affiliates collectively own at least 60% of the shares of our Class A Common Stock held by such Principal Equityholder at the consummation of this offering (determined on an as-exchanged basis) after giving effect to the purchase of LLC Units from Woodside LLC's existing owners with the net proceeds therefrom and sales by the selling stockholders in this offering, such Principal Equityholder will be entitled to nominate two members of our Board of Directors and one member of each committee of our Board of Directors (subject to applicable independence requirements). When a Principal Equityholder or its affiliates collectively own less than 60%, but at least 20%, of the shares of our Class A Common Stock held by such Principal Equityholder at the consummation of this offering (determined on an as-exchanged basis) after giving effect to the purchase of LLC Units from Woodside LLC's existing owners with the net proceeds therefrom and sales by the selling stockholders in this offering, such Principal Equityholder will be entitled to nominate one member of our Board of Directors and one member of each committee of our Board of Directors (subject to applicable independence requirements). In addition, so long as either Principal Equityholder or its affiliates collectively own at least 10% of the outstanding shares of our Class A Common Stock (determined on an as-exchanged basis), the Board of Directors will not increase the size of any of its committees without the consent of each such Principal Equityholder; provided that the size of any committee of the Board of Directors may be increased without such consents to the extent necessary to appoint a Principal Equityholder designee if a Principal Equityholder has nominated fewer designees to the Board of Directors than it is entitled to under the applicable stockholders agreement, in each case until the next annual election of directors. The stockholders agreements will also provide that each Principal Equityholder will have preemptive rights with respect to certain offerings of the common equity of Woodside Inc. and LLC Units and certain offerings of securities convertible into, exchangeable for or representing the right to acquire the common equity of Woodside Inc. and LLC Units so long as such Principal Equityholder owns at least 20% of the shares of our Class A Common Stock held by such Principal Equityholder at the consummation of this offering (determined on an as-exchanged basis) after giving effect to the purchase of LLC Units from Woodside LLC's existing owners with the net proceeds therefrom and sales by the selling stockholders in this offering.

Purchase of LLC Units from Existing Owners

        Woodside Inc. intends to use approximately $         million (or $         million if the underwriters exercise their over-allotment option in full) of the net proceeds from this offering to purchase                LLC Units held by certain existing owners, in each case, at a price per LLC Unit equal to the price paid by the underwriters for shares of our Class A Common Stock in this offering. We expect that the purchase of the LLC Units from existing owners will be consummated promptly following this offering.

        The following table sets forth the cash proceeds the existing owners will receive from the purchase by us of LLC Units with the proceeds from this offering (based on the midpoint of the estimated public offering price range set forth on the coverage page of this prospectus):

	Assuming no exercise of the over-allotment option		Assuming the over- allotment option is exercised in full
Name	Number of LLC Units	Cash Proceeds	Number of LLC Units	Cash Proceeds

Oaktree Blocker Mergers

        As part of the Offering and Reorganization Transactions, Opps VIII PH CTB, LLC, Opps VIII PH CTB 2, LLC, and Opps VIII PH CTB 3, LLC, each a Delaware limited liability company wholly owned by funds managed by Oaktree and each of which has elected to be taxed as a corporation for U.S. federal income tax purposes, will merge with one or more newly formed subsidiaries of Woodside Inc. in transactions intended to qualify as tax-free for U.S. federal income tax purposes. In the Oaktree Blocker mergers, the Oaktree managed entities that own the Oaktree Blockers will receive solely             shares of Class A Common Stock of Woodside Inc. as consideration in the mergers (or, one share of Class A Common Stock for each LLC Unit owned). In connection with the Oaktree Blocker mergers, we will enter into merger agreements with the funds that own the Oaktree Blockers. Such merger agreements will contain customary representations and warranties and indemnities from such funds, including a representation that, immediately prior to the Oaktree Blocker mergers, the Oaktree Blockers will have no liabilities and no assets other than            LLC Units and an indemnity with respect to such representation. As a result of the Oaktree Blocker mergers, Woodside Inc. will indirectly become the owner of the LLC Units owned by the Oaktree Blockers.

Land Purchase

        On March 19, 2014, Woodside Homes of Nevada, LLC, a Nevada limited liability company and a subsidiary of Woodside LLC, entered into an agreement with KAG Development South LLC, a Delaware limited liability company ("KAG"), an entity in which Stonehill has informed us it has an approximately 62% indirect ownership interest, for the purchase of approximately 40.80 acres in the Skye Canyon master planned community located in Las Vegas, Nevada. The aggregate purchase price is approximately $14.3 million. Following the execution of the purchase agreement, the Company made a good faith deposit in the amount of $725,000. Pursuant to the terms of the purchase agreement (as amended), the Company has the ability to terminate the agreement for any reason prior to June 26, 2014 and, upon such termination, the good faith deposit will be refunded to the Company. If the agreement is not terminated prior to such date the good faith deposit will become non-refundable and the Company will be required to make an additional $1.0 million non-refundable deposit. The consummation of the purchase is subject to the satisfaction of customary conditions and, to the extent the purchase agreement is not terminated prior to June 26, 2014 in accordance with the terms thereof, is expected to occur in September 2014. In connection with this transaction, Stonehill will receive a pro rata share of the aggregate purchase price after deduction of fees payable to the managing entity of KAG.

Indemnification of Directors and Officers

        We will enter into customary indemnification agreements with our executive officers and directors that provide, in general, that we will provide them with customary indemnification in connection with their service to us or on our behalf. See "Description of Capital Stock—Limitation of Liability of Directors and Officers."

Policies and Procedures for Related Party Transactions

        Our Board of Directors will adopt a written related person transaction policy, to be effective upon the closing of this offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant and a related person had or will have a direct or indirect material interest, as determined by the audit committee of our Board of Directors, including purchases of goods or services by or from the related person or entities in which the related person has a material interest, and indebtedness, guarantees of indebtedness or employment by us of a related person. In reviewing any such proposal, our audit committee will be tasked to consider all relevant facts and circumstances, including the commercial reasonableness of the terms, the benefit or perceived benefit, or lack thereof, to us, opportunity costs of alternate transactions, the materiality and character of the related person's direct or indirect interest and the actual or apparent conflict of interest of the related person.

        All related party transactions described in this section occurred or will occur prior to adoption of this policy and as such, these transactions were not subject to the approval and review procedures set forth in the policy, but were nonetheless subject to the approval and review procedures in effect at the applicable times.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information regarding beneficial ownership of our Class A Common Stock and of LLC Units as of March 31, 2014 for:

  •
  each person whom we know to own beneficially more than 5% of any class of our equity;

  •
  each of the directors and named executive officers individually; and

  •
  all directors and executive officers as a group.

        The number of shares of Class A Common Stock and LLC Units outstanding, the percentage of beneficial ownership and the combined voting power before this offering are based on the number of shares of Class A Common Stock, shares of Class B Common Stock and LLC Units outstanding immediately prior to this offering. The number of shares of Class A Common Stock and LLC Units outstanding, the percentage of beneficial ownership and the combined voting power after this offering are based on the number of shares of Class A Common Stock issued in this offering and the number of shares of Class B Common Stock and LLC Units issued and outstanding immediately after this offering and after giving effect to the Offering and Reorganization Transactions. LLC Units held directly or indirectly by existing owners of Woodside LLC at the time of this offering may be exchanged (together with an equal number of shares of our Class B Common Stock) at any time for shares of our Class A Common Stock on a one-for-one equivalent basis.

        Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Accordingly, if an individual or entity is a member of a "group" which has agreed to act together for the purpose of acquiring, holding, voting or disposing of such securities, such individual or entity is deemed to be the beneficial owner of such securities held by all members of the group. Further, if an individual or entity has or shares the power to vote or dispose of such securities held by another entity, beneficial ownership of such securities held by such entity may be attributed to such other individuals or entities. Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Except as otherwise noted, the address of each person listed in the table below is c/o Woodside Homes, Inc., 39 East Eagleridge Drive, Suite 102, North Salt Lake City, Utah 84054.

Class A Common Stock Beneficially Owned(1)
			After Giving Effect to the Offering and Reorganization Transactions(5)		After Giving Effect to the Offering and Reorganization Transactions(6)		Combined Voting Power(2)(3)(4)
Prior to the Offering and Reorganization Transactions
								After Giving Effect to the Offering and Reorganization Transactions(5)	After Giving Effect to the Offering and Reorganization Transactions(6)
Prior to the Offering and Reorganization Transactions
Name and address of Beneficial Owner	Number	%	Number	%	Number	%
Oaktree Capital Management, L.P. and affiliates(7)	—	—					—
Stonehill Institutional Partners, L.P. and affiliates(8)	—	—					—
Strategic Value Master Fund and affiliates(9)	—	—					—
John Hancock Life Insurance Company (U.S.A.) and affiliates(10)	—	—					—
Joel Shine	—	—					—
Rick Robideau	—	—					—
Jay Moss	—	—					—
Ryan Ortman	—	—					—
Wayne Farnsworth	—	—					—
David Barclay	—	—					—
David Keller	—	—					—
Ronald Mass	—	—					—
Mark Porath	—	—					—
Michael Short	—	—					—
Michael Stern(11)	—	—					—
All executive officers and directors of the Company, as a group	—	—					—

LLC Units Beneficially Owned(1)
	Prior to the Offering and Reorganization Transactions		After Giving Effect to the Offering and Reorganization Transactions(5)		After Giving Effect to the Offering and Reorganization Transactions(6)
Name and address of Beneficial Owner	Number	%	Number	%	Number	%
Oaktree Capital Management, L.P. and affiliates(7)	6,485,281.28	35.14
Stonehill Institutional Partners, L.P. and affiliates(8)	6,058,338.12	32.83
Strategic Value Master Fund and affiliates(9)	2,484,661.45	13.46
John Hancock Life Insurance Company (U.S.A.) and affiliates(10)	1,740,442.28	9.43
Joel Shine	—	—
Rick Robideau	—	—
Jay Moss	—	—
Ryan Ortman	—	—
Wayne Farnsworth	—	—
David Barclay	—	—
David Keller	—	—
Ronald Mass	—	—
Mark Porath	—	—
Michael Short	—	—
Michael Stern(11)	—	—
All executive officers and directors of the Company, as a group	—	—

(1)
Subject to the terms of the exchange agreement, LLC Units are exchangeable at any time and from time to time for shares of our Class A Common Stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications and certain other similar transactions. See "Certain Relations and Related Party Transactions—Exchange Agreement."

(2)
Represents percentage of voting power of the Class A Common Stock and Class B Common Stock of Woodside Inc. voting together as a single class. See "Description of Capital Stock."

(3)
Our existing owners will hold shares of our Class B Common Stock. Each holder of Class B Common Stock will be entitled to one vote for each LLC Unit held by such holder. Accordingly, our existing owners collectively have a number of votes in Woodside Inc. that is equal to the aggregate number of LLC Units that they hold. The voting power of shares of our Class B Common Stock will be automatically and correspondingly reduced in connection with any exchanges of LLC Units for shares of our Class A Common Stock. See "Description of Capital Stock."

(4)
Woodside LLC was issued 1,000 shares of common stock of Woodside Inc. in connection with the initial capitalization of Woodside Inc. Upon the consummation of the Offering and Reorganization Transactions, these shares of common stock will be reclassified as shares of Class B Common Stock, split and subsequently distributed by Woodside LLC on a pro rata basis to the holders of LLC Units.

(5)
Assumes underwriters do not exercise their over-allotment option. See "Underwriting."

(6)
Assumes exercise of the underwriters' over-allotment option in full. See "Underwriting."

(7)
Reflects LLC Units and shares of Class B Common Stock directly held by Oaktree AC InvestCo, L.P., Oaktree AC InvestCo 2, L.P. and Oaktree AC InvestCo 3, L.P. (the "Oaktree HoldCos") and shares of Class A Common Stock held by Oaktree Opportunities Fund VIII AIF (Delaware), L.P. ("Oaktree Fund VIII"), Oaktree Opportunities Fund VIII (Parallel) AIF (Delaware), L.P. ("Oaktree Parallel"), Oaktree Opportunities Fund VIII (Parallel 2) AIF (Delaware), L.P. ("Oaktree Parallel 2"), and Oaktree Huntington Investment Fund AIF (Delaware), L.P. ("Oaktree Huntington" and, together with Oaktree Fund VIII, Oaktree Parallel and Oaktree Parallel 2, the "Oaktree Funds") following the consummation of the Oaktree Blocker mergers (as defined below). Opps VIII PH CTB, LLC, Opps VIII PH CTB 2, LLC, and Opps VIII PH CTB 3, LLC are each Delaware limited liability companies wholly owned by funds managed by Oaktree (the "Oaktree Blockers"). As part of the Offering and Reorganization Transactions, the Oaktree Blockers, each of which has elected to be taxed as a corporation for U.S. federal income tax purposes, will merge with one or more newly formed subsidiaries of Woodside Inc. in transactions intended to qualify as tax-free for U.S. federal income tax purposes (the "Oaktree Blocker mergers"). In connection with the Oaktree Blocker mergers, we will enter into merger agreements with the funds that own the Oaktree Blockers. Such merger agreements will contain customary representations and warranties and indemnities from such funds, including a representation that, immediately prior to the Oaktree Blocker mergers, the Oaktree Blockers will have no liabilities and no assets other than             LLC Units and an indemnity with respect to such representation. As a result of the Oaktree Blocker mergers, Woodside Inc. will indirectly become the owner of the LLC Units owned by the Oaktree blockers. In the Oaktree Blocker mergers, the Oaktree managed entities that own the Oaktree Blockers will receive solely            shares of Class A Common Stock of Woodside Inc. as consideration in the merger (or, one share of Class A Common Stock for each LLC Unit owned). As a result, immediately prior to the completion of the Offering and Reorganization Transactions, the number of shares of Class A Common Stock beneficially owned by Oaktree Capital Management, L.P. and its affiliates will include            shares of Class A Common Stock held by the Oaktree Blockers and            shares of Class A Common Stock issuable upon exchange of LLC Units owned by the Oaktree HoldCos.

  Each of Oaktree Fund VIII, Oaktree Parallel, Oaktree Parallel 2 and Oaktree Huntington will sell an aggregate of            ,             ,            and            shares of Class A Common Stock in this offering, respectively, assuming that the underwriters do not exercise their over-allotment option, or            ,             ,            and             shares of Class A Common Stock, respectively, assuming that the underwriters exercise their over-allotment option in full. See "Underwriting." The co-general partners of each of the Oaktree HoldCos and the general partners of the Oaktree Funds are affiliates of Oaktree Capital Group Holdings GP, LLC. The members of Oaktree Capital Group Holdings GP, LLC are Kevin Clayton, John Frank, Stephen Kaplan, Bruce Karsh, Larry Keele, David Kirchheimer, Howard Marks and Sheldon Stone, who, by virtue of their membership interests in Oaktree Capital Group Holdings GP, LLC, may be deemed to share voting and dispositive power with respect to the shares of Class A Common Stock, LLC Units and shares of Class B Common Stock held by the Oaktree HoldCos and the Oaktree Funds. Each of the general partners, managers and members described above disclaims beneficial ownership of any shares of Class A Common Stock, LLC Units and shares of Class B Common Stock owned of record or beneficially by the Oaktree HoldCos, except to the extent of any pecuniary interest therein. The address for all of the entities and individuals identified above is c/o Oaktree Capital Management, L.P., 333 S. Grand Avenue, 28th Floor, Los Angeles, California 90071.

(8)
Reflects LLC Units and shares of Class B Common Stock directly held by Stonehill Institutional Partners, L.P. ("Stonehill"). Stonehill Capital Management LLC, a Delaware limited liability company ("SCM"), is the investment adviser of Stonehill and Stonehill General Partner, LLC ("Stonehill GP") is the general partner of Stonehill. By virtue of such relationships, SCM and Stonehill GP and the individual principals of such entities may be deemed to have voting and dispositive power over the shares owned by Stonehill. The address for all of the entities identified and the individual principals of such entities above is 885 Third Ave., 30th Floor, New York, NY 10022.

(9)
Reflects LLC Units and shares of Class B Common Stock directly held SVMF 64, LLC and SVMF 62, LLC (the "Strategic Value Funds"). The address for the Strategic Value Funds is c/o Strategic Value Partners LLC, 100 West Putnam Avenue, Greenwich, CT 06830.

(10)
Reflects LLC Units and shares of Class B Common Stock directly held by John Hancock Life & Health Insurance Company (fka Investors Partner Life Insurance Company) and John Hancock Life Insurance Company (U.S.A.) (successor by merger to John Hancock Life Insurance Company) (collectively, "John Hancock"). The address for John Hancock is c/o John Hancock Financial Services, 197 Clarendon Street, C-2, Boston, MA 02117.

(11)
Mr. Stern, who is one of our directors, is a Managing Director of SCM, the manager of Stonehill. Mr. Stern disclaims beneficial ownership of the Class B Common Stock and LLC Units held by Stonehill.

 DESCRIPTION OF CAPITAL STOCK

        The following is a description of our capital stock as it will be in effect upon the consummation of this offering and the material provisions of our amended and restated certificate of incorporation and amended and restated bylaws. The following is only a summary and is qualified by applicable law and by the provisions of the amended and restated certificate of incorporation and amended and restated bylaws, copies of which are available as set forth under the caption entitled "Where You Can Find More Information." References to the "Company" or "our" herein solely refer to Woodside Inc.

Capital Stock

        In connection with the Offering and Reorganization Transactions, we will file the amended and restated certificate of incorporation and our authorized capital stock will consist of 250,000,000 shares of Class A Common Stock, par value of $0.01 per share, 75,000 shares of Class B Common Stock, par value of $0.01 per share, and 30,000,000 shares of preferred stock with a par value of $0.01 per share.

        Upon consummation of this offering, we expect to have                shares of our Class A Common Stock outstanding (or                shares of Class A Common Stock outstanding if the underwriters exercise their over-allotment option in full),                shares of our Class B Common Stock outstanding, and no shares of preferred stock outstanding.

        In connection with the initial capitalization of Woodside Inc., 1,000 shares of common stock were issued to Woodside LLC. Upon the consummation of the Offering and Reorganization Transactions, these shares will be reclassified as shares of Class B Common Stock, split and subsequently distributed by Woodside LLC (on a pro rata basis) to the holders of LLC Units.

  Class A Common Stock

        Class A Common Stock outstanding.    Immediately prior to the completion of this offering, there were no outstanding shares of our Class A Common Stock. There will be                shares of Class A Common Stock outstanding (or                shares of Class A Common Stock outstanding if the underwriters exercise their over-allotment option in full) after giving effect to the sale of the shares of Class A Common Stock offered hereby. The shares of Class A Common Stock to be issued upon completion of this offering will be fully paid and non-assessable.

        Voting rights.    The holders of Class A Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of shares of our Class A Common Stock and Class B Common Stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law. In addition, pursuant to stockholders agreements that we will enter into with each of our Principal Equityholders in connection with the Offering and Reorganization Transactions, our Principal Equityholders will have certain rights to nominate directors to our board of directors and the committees thereof. See "Certain Relationships and Related Party Transactions—Stockholders Agreements" and "Management and Directors—Voting Arrangement."

        Dividend rights.    Subject to preferences that may be applicable to any outstanding preferred stock, the holders of Class A Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available therefor. See "Dividend Policy."

        Rights upon liquidation.    In the event of liquidation, dissolution or winding-up of Woodside Inc., whether voluntarily or involuntarily, the holders of Class A Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

        Other rights.    The holders of our Class A Common Stock have no preemptive or conversion rights or other subscription rights, other than preemptive rights granted to the Principal Equityholders pursuant to the stockholders agreements. There are no redemption or sinking fund provisions applicable to the Class A Common Stock. The rights, preferences and privileges of holders of our Class A Common Stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.

  Class B Common Stock

        Class B Common Stock outstanding.    Immediately prior to the Offering and Reorganization Transactions, there were no outstanding shares of our Class B Common Stock. There will be                shares of Class B Common Stock outstanding after giving effect to the Offering and Reorganization Transactions. The shares of Class B Common Stock to be issued upon completion of the Offering and Reorganization Transactions will be fully paid and non-assessable.

        Voting Rights.    Each holder of Class B Common Stock will be entitled to one vote for each LLC Unit held by such holder. Holders of shares of our Class A Common Stock and Class B Common Stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law. In addition, pursuant to stockholders agreements that we will enter into with each of our Principal Equityholders prior to the consummation of this offering, our Principal Equityholders will have certain rights to nominate directors to our board of directors and the committees thereof. See "Certain Relationships and Related Party Transactions—Stockholders Agreements" and "Management and Directors—Voting Arrangement."

        Dividend rights.    Our Class B stockholders will not participate in any dividends declared by our Board of Directors.

        Rights upon liquidation.    In the event of any liquidation, dissolution, or winding-up of Woodside Inc., whether voluntary or involuntary, our Class B stockholders will not be entitled to receive any of our assets.

        Other rights.    The holders of our Class B Common Stock have no preemptive or conversion rights or other subscription rights, other than preemptive rights granted to the Principal Equityholders pursuant to the stockholders agreements. There are no redemption or sinking fund provisions applicable to the Class B Common Stock. The rights, preferences and privileges of holders of our Class B Common Stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.

  Preferred Stock

        After the consummation of the Offering and Reorganization Transactions, there will be no shares of preferred stock outstanding and we will be authorized to issue up to                shares of preferred stock. Our Board of Directors will be authorized without further action by you, subject to limitations prescribed by Delaware law and our amended and restated certificate of incorporation, to issue preferred stock and to determine the terms and conditions of the preferred stock, including whether the shares of preferred stock will be issued in one or more series, the number of shares to be included in each series and the powers, designations, preferences and rights of the shares. Our Board of Directors will also be authorized to designate any qualifications, limitations or restrictions on the shares without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our Company that some of you might believe to be in your best interests or in which you might receive a premium for your shares of Class A Common Stock over the market price and may adversely affect the voting and other rights of the holders of our Class A Common Stock and Class B Common Stock, which could have an adverse impact on the market price of our Class A Common Stock. We have no current plan to issue any shares of preferred stock following the consummation of this offering.

Authorized but Unissued Capital Stock

        Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply so long as the shares of Class A Common Stock remain listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or the then outstanding number of shares of Class A Common Stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

        One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our Board of Directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares at prices higher than prevailing market prices.

Corporate Opportunities

        Our amended and restated certificate of incorporation will provide that we renounce any interest or expectancy in the business opportunities of the Principal Equityholders and of their officers, directors, agents, stockholders, members, partners and affiliates and each such party shall not have any obligation to offer us those opportunities unless pursued by a Principal Equityholder in its capacity as a stockholder or presented to one of our directors in his or her capacity as a director. See "Risk Factors—Risks Related to Our Structure and Organization—Our Principal Equityholders have substantial influence over our business, and their interests may differ from our interests or those of our other stockholders."

Anti-Takeover Effects of Certain Provisions of Delaware Law and Charter and Bylaw Provisions

        Some provisions of our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult to (i) acquire of control of us by means of a proxy contest or otherwise or (ii) remove our incumbent officers and directors.

        These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

        These provisions include:

        Removal of Directors.    For so long as one of our Principal Equityholders owns at least 10% of our outstanding Class A Common Stock (determined on an as-exchanged basis), directors other than nominees of our Principal Equityholders may be removed with or without cause by the affirmative vote of 60% of the voting power of all the then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class so long as one or both of our Principal Equityholders owning at least 10% of the outstanding Class A Common Stock (determined on an as-exchanged basis) votes in favor of such removal. Following the time that neither of our Principal

Equityholders owns at least 10% of the outstanding Class A Common Stock (determined on an as-exchanged basis), then such director may be removed upon the affirmative vote of holders of a majority of the voting power of all the then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. Directors nominated by our Principal Equityholders may be removed from office with or without cause by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, so long as the Principal Equityholder that nominated such director votes in favor of such removal. In addition, notwithstanding the foregoing, a director may be removed with cause by the affirmative vote of the holders of at least 66 2/3% of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the voting power of all the then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, will be able to elect all of our directors. Subject to the rights of our Principal Equityholders to nominate directors pursuant to the terms of the stockholders agreements that we will enter into prior to the consummation of this offering, vacancies on the board of directors are filled by a majority of the directors then in office or by the sole remaining director, and not by the stockholders. For more information on our board composition, see "Management and Directors—Board of Directors."

        Action by Written Consent; Special Meetings of Stockholders.    The DGCL permits stockholder action by written consent unless otherwise provided by our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation will provide for stockholder action by written consent for so long as either of our Principal Equityholders owns at least 10% of our outstanding Class A Common Stock (determined on an as-exchanged basis), provided that such action shall only be permitted if either such Principal Equityholder is a party to the written consent. Our amended and restated certificate of incorporation and our amended and restated bylaws provide that special meetings of stockholders may be called only by the Board of Directors, the chairman of the Board of Directors or the Chief Executive Officer acting pursuant to a resolution adopted by a majority of the total number of authorized directors, either of our Principal Equityholders if such Principal Equityholder owns at least 10% of our outstanding Class A Common Stock (determined on an as-exchanged basis) or jointly by our Principal Equityholders if they collectively own at least 10% of our outstanding Class A Common Stock (determined on an as-exchanged basis). Only proposals included in the Company's notice may be considered at such special meetings.

        Super Majority Approval Requirements.    The DGCL generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless either a corporation's certificate of incorporation or bylaws require a greater percentage. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that, except as provided below, the affirmative vote of holders of at least 66 2/3% of the voting power of all the then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class will be required to adopt, amend or repeal the bylaws or the provisions of our certificate of incorporation relating to amendments, stockholder action by written consent, corporate governance, composition of the Board of Directors, amendments to our bylaws, business combinations and dividends, liquidation and transfers of Class B Common Stock. For so long as either of our Principal Equityholders owns at least 10% of our outstanding Class A Common Stock (determined on an as-exchanged basis) and such Principal Equityholder votes in favor of any such amendment to our bylaws or certificate of incorporation, such amendments shall only require the affirmative vote of a majority of the voting power of all the then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. The requirement of a supermajority vote to approve amendments to our amended and restated certificate of incorporation and amended and restated bylaws could enable a minority of our stockholders to exercise a veto power over any such amendments.

        No Cumulative Voting.    The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not expressly provide for cumulative voting. Cumulative voting, in some cases, could allow a minority group to elect at least one director to our Board of Directors. Because there is no provision for cumulative voting, a minority group will not be able to elect any directors. Accordingly, the holders of a majority of the shares of common stock, present in person or by proxy, will be able to elect all of the members of our Board of Directors, other than those appointed by our Principal Equityholders in accordance with the terms of the stockholders agreements we intend to enter into with each of our Principal Equityholders in connection with this offering. See "Certain Relationships and Related Party Transactions—Stockholders Agreements." Our Principal Equityholders will beneficially own approximately        % of our Class A Common Stock (on an as-exchanged basis) following the consummation of the Offering and Reorganization Transactions. As a result, they may be able to exercise significant influence over the outcome of shareholder votes, including votes concerning the election and removal of directors, the adoption or amendment of provisions in our certificate of incorporation or bylaws and the approval of mergers and other significant corporate transactions.

        Business Combinations with Interested Stockholders.    In general, Section 203 of the DGCL, an anti-takeover law, prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation's voting stock, which person or group is considered an interested stockholder under the DGCL, for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. The provisions of Section 203 of the DGCL generally prohibit or delay the accomplishment of mergers or other takeover or change-in-control attempts that are not approved by a company's board of directors. We will elect in our amended and restated certificate of incorporation not to be subject to Section 203 of the DGCL.

        However, our amended and restated certificate of incorporation will contain provisions that have the same effect as Section 203, except that they provide that our Principal Equityholders and their respective affiliates will not be deemed to be "interested stockholders," regardless of the percentage of our voting stock owned by them and that direct transferees (and their affiliates) of our Principal Equityholders receiving more than 15% but less than 25% of our Class A Common Stock (determined on an as-exchanged basis) will not be deemed to be "interested stockholders." Accordingly, such persons will not be subject to such restrictions on mergers or other takeover or change-in-control transactions.

        Other Limitations on Stockholder Actions.    Our amended and restated bylaws will also impose some procedural requirements on stockholders (other than a Principal Equityholder for so long as such Principal Equityholder is entitled to call a special meeting of stockholders in accordance with our amended and restated bylaws) who wish to:

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  make nominations in the election of directors;

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  propose that a director be removed;

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  propose any repeal or change in our bylaws; or

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  propose any other business to be brought before an annual or special meeting of stockholders.

        Under these procedural requirements, in order to bring a proposal before a meeting of stockholders, a stockholder (other than a Principal Equityholder for so long as such Principal

Equityholder is entitled to call a special meeting of stockholders in accordance with our amended and restated bylaws) must deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to our corporate secretary and such notice must set forth, among other items, the following:

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  a description of the business or nomination to be brought before the meeting and the reasons for conducting such business at the meeting;

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  the stockholder's name and address;

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  any material interest of the stockholder in the proposal;

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  the number of shares of common stock beneficially owned by the stockholder and any derivative instruments, other financial instruments or arrangements which entitle the holder to an economic benefit relating to or a voting interest in our common stock;

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  the names and addresses of all persons with whom the stockholder is acting in concert and a description of all arrangements and understandings with those persons, and the number of shares such persons beneficially own; and

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  any other information that would be required to be disclosed in a proxy statement with respect to the proposal.

        To be timely, a stockholder (other than a Principal Equityholder for so long as such Principal Equityholder is entitled to call a special meeting of stockholders in accordance with our amended and restated bylaws) must generally deliver notice in connection with an annual meeting of stockholders, not less than 90 nor more than 120 days prior to the month and day corresponding to the date on which we first mailed our proxy materials for the annual meeting of stockholders held in the immediately preceding year, but in the event that the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date of the preceding annual meeting of stockholders or if no annual meeting was held in the prior year, a stockholder notice will be timely if received by us not later than the close of business on the later of (1) the 90th day prior to the annual meeting and (2) the 10th day following the day on which we first publicly announce the date of the annual meeting.

        In order to submit a nomination for our Board of Directors, a stockholder must also submit any information with respect to the nominee that we would be required to include in a proxy statement, as well as some other information. If a stockholder fails to follow the required procedures, the stockholder's proposal or nominee will be ineligible and will not be voted on by our stockholders.

Limitation of Liability of Directors and Officers

        Our amended and restated certificate of incorporation will provide that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by applicable law, as in effect from time to time. Currently, Delaware law requires that liability be imposed for the following:

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  any breach of the director's duty of loyalty to our Company or our stockholders;

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  any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

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  unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

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  any transaction from which the director derived an improper personal benefit.

        As a result, neither we nor our stockholders have the right, through stockholders' derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

        Our amended and restated bylaws will provide that, to the fullest extent permitted by law, we will indemnify any officer or director of our Company against all damages, claims and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director, officer or trustee. We will reimburse the expenses, including attorneys' fees, incurred by a person indemnified by this provision when we receive an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by us. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

Forum Selection

        The Court of Chancery of the State of Delaware will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employee to us or our stockholders, (3) any action asserting a claim against us or our directors, officers or employees arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or bylaws, or (4) any action against us or our directors, officers or employees asserting a claim governed by the internal affairs doctrine, in each case, subject to such Court of Chancery having subject matter and personal jurisdiction over the parties that are indispensable to such actions. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the foregoing forum selection provisions. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations

Transfer Agent and Register

        The transfer agent and registrar for our Class A common stock will be Computershare Trust Company, N.A.

Securities Exchange

        We have applied to list the shares of Class A Common Stock on the NYSE under the symbol "WDS."

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no market for our Class A Common Stock. Future sales of substantial amounts of our Class A Common Stock in the public market, or the perception that such sales could occur, could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our Class A Common Stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

        An aggregate of            shares of Class A Common Stock (or            shares if the underwriters exercise their over-allotment option in full) outstanding following this offering will have been issued in this offering and will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing "affiliates," as that term is defined in Rule 144 under the Securities Act.

        In addition, upon consummation of the offering and the application of the net proceeds from this offering, the Principal Equityholders will directly or indirectly own an aggregate of       % of the Class A Common Stock and        % of the LLC Units (or      % of the LLC Units if the underwriters exercise their over-allotment option in full). Pursuant to the terms of the exchange agreement, the holders of LLC Units could from time to time, subject to the requirements of the exchange agreement, exchange their LLC Units (together with shares of Class B Common Stock) for shares of our Class A Common Stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and certain other similar transactions. Shares of our Class A Common Stock held by the Principal Equityholders or issuable to the existing holders of LLC Units upon an exchange of LLC Units (together with shares of Class B Common Stock) would be considered "restricted securities," as that term is defined in Rule 144 at the time of this offering. However, we will enter into a registration rights agreement pursuant to which we will grant registration rights with respect to the shares of Class A Common Stock owned by the Principal Equityholders or delivered to them in exchange for LLC Units (together with shares of Class B Common Stock). See "—Registration Rights Agreement."

        Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144 under the Securities Act, which is summarized below, or any other applicable exemption under the Securities Act, or pursuant to a registration statement that is effective under the Securities Act. Immediately following the consummation of this offering, the holders of approximately            shares of our Class A Common Stock (on an as-exchanged basis) will be entitled to dispose of their shares subject to the holding period, volume and other restrictions of Rule 144A and holders of approximately                shares of our Class A Common Stock (on an assumed as-exchanged basis) will be entitled to dispose of their shares following the expiration of an initial 180-day underwriter "lock-up" period subject to the holding period, volume and other restrictions of Rule 144. The representatives of the underwriters are entitled to waive or release such holders from these lock-up provisions at their discretion prior to the expiration dates of such lock-up agreements.

Rule 144

        In general, under Rule 144 as currently in effect, once we have been a reporting company subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for 90 days, an affiliate who has beneficially owned restricted shares of our Class A Common Stock for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

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  1% of the number of shares of Class A Common Stock then outstanding; and

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  the average weekly reported volume of trading of our Class A Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        However, the six month holding period increases to one year in the event we have not been a reporting company for at least 90 days. In addition, any sales by affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and the availability of current public information about us.

        The volume limitation, manner of sale and notice provisions described above will not apply to sales by non-affiliates. For purposes of Rule 144, a non-affiliate is any person or entity who is not our affiliate at the time of sale and has not been our affiliate during the preceding three months. Once we have been a reporting company for 90 days, a non-affiliate who has beneficially owned restricted shares of our Class A Common Stock for six months may rely on Rule 144 provided that certain public information regarding us is available. The six month holding period increases to one year in the event we have not been a reporting company for at least 90 days. However, a non-affiliate who has beneficially owned the restricted shares proposed to be sold for at least one year will not be subject to any restrictions under Rule 144 regardless of how long we have been a reporting company.

        We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our Class A Common Stock, the personal circumstances of the stockholder and other factors.

Registration Rights Agreement

        In connection with this offering, we intend to enter into a registration rights agreement with, or otherwise provide registration rights to, certain of our existing owners to provide them with certain customary demand, piggyback and shelf registration rights. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

Stock Options and Other Equity Compensation Awards

        Upon completion of this offering, we intend to file a registration statement under the Securities Act covering all shares of Class A Common Stock issuable pursuant to the Woodside Inc. 2014 Equity Incentive Plan. Shares registered under this registration statement will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, vesting restrictions with us or the contractual restrictions described below.

Lock-up Agreements

        Our executive officers, directors and certain of our existing owners will agree that, for a period of 180 days from the date of this prospectus, they will not, subject to certain exceptions, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our Class A Common Stock or securities convertible into or exchangeable or exercisable for shares of our Class A Common Stock (including the LLC Units), enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities (including the LLC Units), in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives of the underwriters. In addition, our executive officers, directors and certain of our existing owners will agree that, without the prior written consent of the representatives of the underwriters, they will not, during a period of 180 days from the date of this prospectus, make any demand for or exercise any right with respect to, the registration of any shares of our Class A Common

Stock or any securities convertible into or exercisable or exchangeable for shares of our Class A Common Stock (including the LLC Units).

        Immediately following the consummation of this offering and the application of the net proceeds from this offering, stockholders subject to lock-up agreements will hold shares of our Class A Common Stock (determined on an as-exchanged basis) representing approximately      % of the outstanding shares of our Class A Common Stock, or approximately       % if the underwriters exercise their option to purchase additional shares in full (on an assumed as-exchanged basis).

        We and Woodside LLC have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our Class A Common Stock or securities convertible into or exchangeable or exercisable for any shares of our Class A Common Stock (including the LLC Units of Woodside LLC), or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives of the underwriters for a period of 180 days after the date of this prospectus except grants of employee stock options pursuant to the terms of a plan in effect on the date hereof, issuances of securities pursuant to the exercise of such options or the exercise of any other employee stock options outstanding on the date hereof.

 MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

        The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our Class A Common Stock applicable to Non-U.S. Holders (as defined below). This summary is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, existing and proposed U.S. Treasury regulations promulgated thereunder, and administrative rulings and court decisions in effect as of the date hereof, all of which are subject to change at any time, possibly with retroactive effect. No opinion of counsel has been obtained, and we do not intend to seek a ruling from the Internal Revenue Service, or the IRS, as to any of the statements made and conclusions reached in the following summary. There can be no assurance that the IRS will agree with such statements and conclusions.

        This summary is limited to the material U.S. federal income tax consequences to Non-U.S. Holders who purchase our Class A Common Stock pursuant to this offering and who hold shares of our Class A Common Stock as capital assets within the meaning of Section 1221 of the Code. The summary below does not address all aspects of U.S. federal income taxation that may be important to a Non-U.S. Holder in light of such Non-U.S. Holder's particular circumstances or that may be applicable to Non-U.S. Holders subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, dealers in securities, traders in securities that elect mark-to-market treatment, insurance companies, tax-exempt entities, Non-U.S. Holders who acquire our Class A Common Stock pursuant to the exercise of employee stock options or otherwise as compensation, entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein), Non-U.S. Holders liable for the alternative minimum tax, controlled foreign corporations, passive foreign investment companies, companies that accumulate earnings to avoid U.S. federal income tax, former citizens or former long-term residents of the United States, and Non-U.S. Holders who hold our Class A Common Stock as part of a hedge, straddle, constructive sale or conversion transaction). In addition, this discussion does not address U.S. federal tax laws other than U.S. federal income tax laws (such as U.S. federal estate tax or the Medicare contribution tax on certain net investment income), nor does it address any aspects of U.S. state, local or non-U.S. taxes. Non-U.S. Holders should consult with their own tax advisors regarding the possible application of these taxes.

        For the purposes of this discussion, the term "Non-U.S. Holder" means a beneficial owner of our Class A Common Stock that is an individual, corporation, estate or trust, other than:

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  an individual who is a citizen or resident of the United States as determined for U.S. federal income tax purposes;

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  a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

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  an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

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  a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons (as defined in the Code) have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a domestic trust.

        If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our Class A Common Stock, the tax treatment of a person treated as a partner generally will depend on the status of the partner and the activities of the partnership. Persons that, for U.S. federal income tax purposes, are treated as partners in a partnership holding shares of our Class A Common Stock should consult their own tax advisors.

        THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK. NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF OTHER U.S. FEDERAL TAX LAWS AND ANY STATE, LOCAL, NON-U.S. INCOME AND OTHER TAX LAWS) OF THE OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK.

  Distributions on our Class A Common Stock

        Distributions of cash or property made in respect of our Class A Common Stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Except as described below under "—Effectively Connected Income," a Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a rate of 30%, or such lower rate specified by an applicable income tax treaty, on any dividends received in respect of our Class A Common Stock. In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a Non-U.S. Holder will be required to provide a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or successor form) certifying such Non-U.S. Holder's entitlement to benefits under the treaty. This certification must be provided to us (or our paying agent) prior to the payment of dividends and may be required to be updated periodically. Non-U.S. Holders are urged to consult their own tax advisors regarding the possible entitlement to benefits under an income tax treaty.

        To the extent a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a return of capital to the extent of the Non-U.S. Holder's tax basis in our Class A Common Stock, and thereafter will be treated as capital gain. However, if we are unable to determine to what extent a distribution is in excess of our current or accumulated earnings and profits, we may withhold on the entire distribution, in which case the Non-U.S. Holder would be entitled to a refund from the IRS for the withholding tax on any portion of the distribution that is determined to be in excess of our current and accumulated earnings and profits.

  Gain on the Sale or Other Disposition of our Class A Common Stock

        Subject to the discussion below under "—Information Reporting and Backup Withholding" and "—FATCA," a Non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale or other taxable disposition of our Class A Common Stock unless:

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  the gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States, and if an applicable income tax treaty applies, is attributable to a U.S. permanent establishment, in which case the gain will be subject to tax in the manner described below under "—Effectively Connected Income";

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  the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met, in which case the gain (reduced by any U.S. source capital losses) will be subject to a flat 30% (or a lower applicable treaty rate) tax; or

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  we are, or have been, a "United States real property holding corporation" for U.S. federal income tax purposes, at any time during the shorter of the five-year period preceding such disposition and the Non-U.S. Holder's holding period in our Class A Common Stock; provided, that so long as our Class A Common Stock is regularly traded on an established securities market, a Non-U.S. Holder generally would be subject to taxation with respect to a taxable disposition of our Class A Common Stock only if at any time during that five-year or shorter period it owned more than 5%, directly or indirectly, by attribution of our Class A Common Stock.

        Under U.S. federal income tax laws, we will be a United States real property holding corporation if the fair market value of our "United States real property interests" equals or exceeds 50% of the sum of (i) our real property interests plus (ii) any other of our assets used or held for use in a trade or business. We believe that we currently are a United States real property holding corporation based upon the composition of our assets. Accordingly, any taxable gain recognized by a Non-U.S. Holder that owns (or owned while we were a Untied States real property holding corporation) more than 5% of our Class A Common Stock (directly or indirectly by attribution) on the sale or other taxable disposition of our Class A Common Stock will be subject to U.S. federal income tax as if the gain were effectively connected with the conduct of the Non-U.S. Holder's trade or business in the United States so long as we remain a United States real property holding corporation or were a United States real property holding corporation at any time during the time period described above. See "—Effectively Connected Income." In addition, if our Class A Common Stock ceases to be regularly traded on an established securities market, a transferee of our Class A Common Stock generally would be required to withhold tax, under U.S. federal income tax laws, in an amount equal to 10% of the amount realized by a Non-U.S. Holder on the sale or other taxable disposition of our Class A Common Stock. The rules regarding United States real property interests are complex, and Non-U.S. Holders are urged to consult with their own tax advisors on the application of these rules based on their particular circumstances.

  Effectively Connected Income

        If a dividend received on our Class A Common Stock, or gain from a sale or other taxable disposition of our Class A Common Stock, is treated as effectively connected with a Non-U.S. Holder's conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to such Non-U.S. Holder's U.S. permanent establishment), such Non-U.S. Holder generally will be subject to U.S. federal income tax on a net income basis on any such dividends or gains in the same manner as if such Non-U.S. Holder were a United States person (as defined in the Code) unless an applicable income tax treaty provides otherwise. Such Non-U.S. Holder generally will be exempt from withholding tax on any such dividends, provided such Non-U.S. Holder complies with certain certification requirements (generally on IRS Form W-8ECI). In addition, a Non-U.S. Holder that is a foreign corporation may be subject to a branch profits tax at a rate of 30% (or a lower rate provided by an applicable income tax treaty) on such Non-U.S. Holder's earnings and profits for the taxable year that are effectively connected with such Non-U.S. Holder's conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to such holder's U.S. permanent establishment), subject to adjustments.

  Information Reporting and Backup Withholding

        Generally, we must report to our Non-U.S. Holders and the IRS the amount of dividends paid during each calendar year, if any, and the amount of any tax withheld. These information reporting requirements apply even if no withholding is required (e.g., because the distributions are effectively connected with the Non-U.S. Holder's conduct of a United States trade or business, or withholding is eliminated by an applicable income tax treaty). This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Holder resides or is established.

        Backup withholding generally will not apply to distributions to a Non-U.S. Holder of shares of our Class A Common Stock provided that the Non-U.S. Holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS

Form W-8BEN-E, as applicable, or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the Non-U.S. Holder is a United States person (as defined in the Code) that is not an exempt recipient.

        Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our Class A Common Stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or IRS Form W-8ECI (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined in the Code), or such owner otherwise establishes an exemption.

        Backup withholding is not an additional tax but merely an advance payment, which may be credited against a Non-U.S. Holder's U.S. federal income tax liability or refunded to the extent it results in an overpayment of tax and the appropriate information is timely supplied by the Non-U.S. Holder to the IRS.

  FATCA

        Pursuant to the Foreign Account Tax Compliance Act, or "FATCA," foreign financial institutions (which include most foreign hedge funds, private equity funds, mutual funds, securitization vehicles and any other investment vehicles) and certain other foreign entities must comply with new information reporting rules with respect to their U.S. account holders and investors or confront a new withholding tax on U.S. source payments made to them (whether received as a beneficial owner or as an intermediary for another party). More specifically, a foreign financial institution or other foreign entity that does not comply with the FATCA reporting requirements generally will be subject to a 30% withholding tax with respect to any "withholdable payments." For this purpose, withholdable payments generally include U.S. source payments otherwise subject to nonresident withholding tax (e.g., U.S. source dividends) and also generally include the entire gross proceeds from the sale of any equity or debt instruments of U.S. issuers. This FATCA withholding tax will apply even if the payment would otherwise not be subject to U.S. nonresident withholding tax (e.g., because it is capital gain). The FATCA withholding obligation applies to payments of dividends on U.S. common stock on or after July 1, 2014 and to proceeds from dispositions of U.S. common stock on or after January 1, 2017. FATCA withholding will not apply to withholdable payments made directly to foreign governments, international organizations, foreign central banks of issue and individuals, and the U.S. Treasury is authorized to provide additional exceptions.

        Non-U.S. Holders are urged to consult with their own tax advisors regarding the effect, if any, of the FATCA provisions to them based on their particular circumstances.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated                    , 2014 we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC are acting as representatives, the following respective numbers of shares of Class A Common Stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC
Deutsche Bank Securities Inc.
Zelman Partners LLC
FBR Capital Markets & Co
JMP Securities LLC
Moelis & Company LLC

Total

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of Class A Common Stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated. Sales of shares of Class A Common Stock made outside the United States may be made by affiliates of the underwriters.

        We and the selling stockholders have granted the underwriters a 30-day option to purchase up to an aggregate maximum of                        additional shares of Class A Common Stock from us and the selling stockholders, including                        additional shares of Class A Common Stock from us and                        additional shares of Class A Common Stock from the selling stockholders, at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of Class A Common Stock.

        The underwriters propose to offer the shares of Class A Common Stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $        per share. The underwriters and selling group members may allow a discount of $        per share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

        The following table summarizes the underwriting discounts and commissions and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without Over- allotment	With Over- allotment	Without Over- allotment	With Over- allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting Discounts and Commissions paid by the selling stockholders	$	$	$	$

        We have agreed to reimburse the underwriters for fees and disbursements of counsel to the underwriters in connection with the review by FINRA of this offering in an amount not to exceed $            in the aggregate.

        The representatives have informed us that the underwriters do not expect to sell any shares of Class A Common Stock to accounts over which the underwriters have discretionary authority.

        We and Woodside LLC have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our Class A Common Stock or securities convertible into or exchangeable or exercisable for any shares of our Class A Common Stock (including the LLC Units), or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 180 days after the date of this prospectus except grants of employee stock options pursuant to the terms of a plan in effect on the date hereof, issuances of securities pursuant to the exercise of such options or the exercise of any other employee stock options outstanding on the date hereof.

        Our officers and directors and certain existing owners have agreed that they will not, subject to certain exceptions, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our Class A Common Stock or securities convertible into or exchangeable or exercisable for any shares of our Class A Common Stock (including the LLC Units), enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities (including the LLC Units), in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 180 days after the date of this prospectus. In addition, our officers, directors and certain of our existing owners have agreed that, without the prior written consent of the representatives, they will not, during a period of 180 days from the date of this prospectus, make any demand for or exercise any right with respect to, the registration of any shares of our Class A Common Stock or any securities convertible into or exercisable or exchangeable for shares of our Class A Common Stock (including the LLC Units).

        The underwriters have reserved for sale at the initial public offering price up to        shares of Class A Common Stock for directors, officers, employees and other persons associated with us who have expressed an interest in purchasing Class A Common Stock in the offering. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of Class A Common Stock.

        We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        We have applied to list the shares of Class A Common Stock on The New York Stock Exchange.

        Prior to this offering, there has been no public market for our Class A Common Stock. The initial public offering price has been determined by a negotiation among us, the selling stockholders and the representatives and will not necessarily reflect the market price of our Class A Common Stock following the offering. The principal factors that were considered in determining the public offering price included:

  •
  the information presented in this prospectus;

  •
  the history of, the economic conditions in and prospects for, the industry in which we compete;

  •
  our markets;

  •
  the ability of our management;

  •
  the prospects for our future earnings;

  •
  our results of operations and our current financial condition;

  •
  the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

  •
  the general condition of the securities markets at the time of this offering.

        We offer no assurances that the initial public offering price will correspond to the price at which the Class A Common Stock will trade in the public market subsequent to the offering or that an active trading market for our Class A Common Stock will develop and continue after the offering.

        In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A Common Stock or preventing or retarding a decline in the market price of our Class A Common Stock. As a result, the price of our Class A Common Stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Other Relationships

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, investment banking services and other commercial dealings for us and our affiliates, for which they received or will receive customary fees and expenses. In particular, an affiliate of J.P. Morgan Securities LLC is the administrative agent and a lender under our unsecured revolving credit facility. An affiliate of Credit Suisse Securities (USA) LLC is also a lender under our unsecured revolving credit facility. Furthermore, an affiliate of Credit Suisse Securities (USA) LLC owns less than 5% of the LLC Units of Woodside LLC.

        In the ordinary course of their business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers, and such investment and securities activities may involve our securities and/or instruments. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. In particular, in August 2013, Credit Suisse Securities (USA) LLC acted as an initial purchaser in the offering of $220.0 million aggregate principal amount of our 6.750% Senior Notes due 2021 and, in April 2014, Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC and Deutsche Bank Securities Inc. acted as initial purchasers in the offering of an additional $50.0 million aggregate principal amount of our 6.750% Senior Notes due 2021.

Notice to Canadian Residents

  Resale Restrictions

        The distribution of the Class A Common Stock in Canada is being made only in the provinces of Ontario and Quebec on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of Class A Common Stock are made. Any resale of the Class A Common Stock in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Class A Common Stock.

  Representations of Purchasers

        By purchasing Class A Common Stock in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

  •
  The purchaser is a resident of either the province of Ontario or Quebec and is not acquiring the Class A Common Stock for the account or benefit of any individual or entity that is resident in any province or territory of Canada other than the province of Ontario or Quebec;

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the Class A Common Stock without the benefit of a prospectus qualified under those securities laws as it is an "accredited investor" as defined under National Instrument 45-106—Prospectus and Registration Exemptions,

  •
  the purchaser is a "Canadian permitted client" as defined in National Instrument 31-103—Registration Requirements and Exemptions, or as otherwise interpreted and applied by the Canadian Securities Administrators,

  •
  where required by law, the purchaser is purchasing as principal and not as agent,

  •
  the purchaser has reviewed the text above under "Resale Restrictions," and

  •
  the purchaser acknowledges and consents to the provision of specified information concerning the purchase of the Class A Common Stock to the regulatory authority that by law is entitled to collect the information, including certain personal information. For purchasers in Ontario, questions about such indirect collection of personal information should be directed to Administrative Support Clerk, Ontario Securities Commission, Suite 1903, Box 55, 20 Queen Street West, Toronto, Ontario M5H 3S8 or on (416) 593-3684.

  Rights of Action—Ontario Purchasers

        Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the Class A Common Stock, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the Class A Common Stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the Class A Common Stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the Class A Common Stock was offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the Class A Common Stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

  Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

  Taxation and Eligibility for Investment

        Canadian purchasers of Class A Common Stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Class A Common Stock in their particular circumstances and about the eligibility of the Class A Common Stock for investment by the purchaser under relevant Canadian legislation.

Notice to Prospective Investors in the European Economic Area

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state other than:

  •
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  •
  to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

        For purposes of this provision, the expression an "offer of securities to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

        The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

        This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a "relevant person"). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

        Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

  •
  released, issued, distributed or caused to be released, issued or distributed to the public in France; or

  •
  used in connection with any offer for subscription or sale of the shares to the public in France.

        Such offers, sales and distributions will be made in France only:

  •
  to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d'investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

  •
  to investment services providers authorized to engage in portfolio management on behalf of third parties; or

  •
  in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l'épargne).

        The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

        The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

        The shares offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

        Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  •
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  •
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

  •
  to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

  •
  where no consideration is or will be given for the transfer; or

  •
  where the transfer is by operation of law.

 LEGAL MATTERS

        The validity of the shares of Class A Common Stock offered by this prospectus will be passed upon for us by Milbank, Tweed, Hadley & McCloy LLP, Los Angeles, California. The validity of the shares of Class A Common Stock offered by this prospectus will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

        The balance sheet of Woodside Homes, Inc. as of March 6, 2014 has been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

        The consolidated financial statements of Woodside Homes Company, LLC as of December 31, 2013 and 2012, and for each of the years in the two-year period ended December 31, 2013, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

        Certain statistical and economic market data included in this prospectus, and in particular in the sections entitled "Prospectus Summary," "Market Overview" in Appendix A hereto and "Description of Our Business," is derived from market information prepared for us by JBREC, a nationally recognized independent research provider and consulting firm, and is included in this prospectus in reliance on JBREC's authority as an expert in such matters. We have paid JBREC a fee of $72,000 for its services, plus an amount charged at an hourly rate for additional information we may require from JBREC from time to time in connection with its services.

WHERE YOU CAN FIND MORE INFORMATION

        A copy of the registration statement that relates to this offering of our Class A Common Stock, including the exhibits and the financial statements and notes filed as a part of the registration statement, may be inspected without charge at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC upon the payment of fees prescribed by it. You may call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference facilities. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with it.

        We maintain a website at www.woodsidehomes.com. After the completion of this offering, you may access our reports, proxy statements and other information free of charge at this website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information on or accessible through our website does not constitute part of, and is not incorporated by reference into, this prospectus.

WOODSIDE HOMES, INC.

Balance Sheet

(unaudited)

	March 31, 2014	March 6, 2014
Assets
Cash and cash equivalents	$1,000	1,000

Total assets	$1,000	1,000

Liabilities and Equity
Accounts payable	$—	—

Total liabilities	—	—

Equity:
Common stock, $0.01 par value, 1,000 shares authorized, issued and outstanding	10	10

Additional paid in capital	990	990

Total equity	1,000	1,000

Total liabilities and equity	$1,000	1,000

See accompanying notes to the consolidated financial statements

WOODSIDE HOMES, INC.

Notes to the Balance Sheet

March 31, 2014

(Unaudited)

(1) Organization

  Nature of Operations and Description of the Business

        Woodside Homes, Inc. (the Company), a Delaware Corporation, was incorporated on February 24, 2014 as a holding company for the purposes of facilitating an initial public offering of common stock and to hold an equity interest in Woodside Homes Company, LLC (Woodside LLC). The Company has not engaged in any business or other activities except in connection with its formation. Following the consummation of the offering of common stock and the reorganization of Woodside LLC, the Company expects to operate and control all of the business and affairs and thus expects to consolidate the financial results of Woodside LLC and its subsidiaries. Prior to the completion of the offering, the limited liability company agreement of Woodside LLC will be amended and restated to, among other things, modify its capital structure by converting the different classes of interests currently held by its existing owners into one class of limited liability company interests, or LLC Units. The Company and the existing owners of Woodside LLC would then be expected to enter into an exchange agreement under which (subject to the terms of the exchange agreement) the existing owners would have the right to exchange their LLC Units (together with an equal number of shares of Class B Common Stock) for shares of our future Class A common stock on a one-for-one basis, subject to customary exchange rate adjustments for stock splits, stock dividends, reclassifications and certain other transactions. Woodside LLC's principal business consists of the purchase and development of land, use of developed land in home building, residential home construction and sales, and the sale of land and finished lots to the public.

(2) Summary of Significant Accounting Policies

  Basis of Presentation

        The accompanying balance sheet has been prepared in accordance with accounting principles generally accepted in the United States. Separate statements of income, changes in stockholder's equity, and cash flow have not been presented in the financial statements because there have been no activities of this entity.

(3) Stockholder's Equity

        The Company is authorized to issue 1,000 shares of common stock, par value $0.01 per share and 1,000 shares of preferred stock, par value $0.01 per share. At March 3, 2014 1,000 shares of common stock, par value of $0.01 per share were issued for $1.00 per share.

(4) Subsequent Events

        Management has evaluated subsequent events through May 30, 2014, the date the financial statements were issued. No subsequent events were identified that would require recognition in the balance sheets or notes thereto.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of
Woodside Homes, Inc.

        We have audited the accompanying balance sheet of Woodside Homes, Inc. (the Company) as of March 6, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Woodside Homes, Inc. as of March 6, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Salt Lake City, Utah
March 17, 2014

WOODSIDE HOMES, INC.

Balance Sheet

As of March 6, 2014

Assets
Cash	$1,000

Total assets	$1,000

Commitments and contingencies
Stockholder's Equity
Stockholder's equity:
Common stock, $0.01 par value, 1,000 shares authorized, issued and outstanding	$10
Additional paid in capital	990

Total stockholder's equity	$1,000

See accompanying notes to balance sheet.

WOODSIDE HOMES, INC.

Notes to the Balance Sheet

March 6, 2014

(1) Organization

  Nature of Operations and Description of the Business

        Woodside Homes, Inc. (the Company), a Delaware Corporation, was incorporated on February 24, 2014 as a holding company for the purposes of facilitating an initial public offering of common stock and to hold an equity interest in Woodside Homes Company, LLC (Woodside LLC). The Company has not engaged in any business or other activities except in connection with its formation. Following the consummation of the offering of common stock and the reorganization of Woodside LLC, the Company expects to operate and control all of the business and affairs and thus expects to consolidate the financial results of Woodside LLC and its subsidiaries. Prior to the completion of the offering, the limited liability company agreement of Woodside LLC will be amended and restated to, among other things, modify its capital structure by converting the different classes of interests currently held by its existing owners into one class of limited liability company interests, or LLC Units. The Company and the existing owners of Woodside LLC would then be expected to enter into an exchange agreement under which (subject to the terms of the exchange agreement) the existing owners would have the right to exchange their LLC Units (together with an equal number of shares of Class B Common Stock) for shares of our future Class A common stock on a one-for-one basis, subject to customary exchange rate adjustments for stock splits, stock dividends, reclassifications and certain other transactions. Woodside LLC's principal business consists of the purchase and development of land, use of developed land in home building, residential home construction and sales, and the sale of land and finished lots to the public.

(2) Summary of Significant Accounting Policies

  Basis of Presentation

        The accompanying balance sheet has been prepared in accordance with accounting principles generally accepted in the United States. Separate statements of income, changes in stockholder's equity and cash flow have not been presented in the financial statements because there have been no activities of this entity.

(3) Stockholder's Equity

        The Company is authorized to issue 1,000 shares of common stock, par value $0.01 per share and 1,000 shares of preferred stock, par value $0.01 per share. At March 6, 2014, 1,000 shares of common stock, par value of $0.01 per share, were issued for $1.00 per share.

(4) Subsequent Events

        Management has evaluated subsequent events through March 17, 2014, the date the financial statements were available to be issued. No subsequent events were identified that would require recognition in the balance sheet or notes thereto.

WOODSIDE HOMES COMPANY, LLC AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

March 31, 2014 and December 31, 2013

(In thousands, except unit data)

(unaudited)

	March 31, 2014	December 31, 2013
Assets
Cash and cash equivalents	$39,654	88,136
Restricted cash	552	334
Accounts receivable	3,325	471
Prepaid expenses, deposits, and other assets	39,885	42,181
Deferred tax assets	232	232
Inventory	412,418	343,513
Property and equipment, net	4,505	4,127

Total assets	$500,571	478,994

Liabilities and Equity
Accounts payable	$27,426	24,449
Accrued expenses	30,620	32,073
Customer deposits	1,110	1,338
Notes payable	228,911	220,000

Total liabilities	288,067	277,860

Commitments and contingencies (note 7)
Equity:
Members' equity 30,000,000 units authorized, 18,453,357 units issued and outstanding as of March 31, 2014 and December 31, 2013	156,211	156,211
Retained earnings	56,293	44,923

Total equity	212,504	201,134

Total liabilities and equity	$500,571	478,994

See accompanying notes to the condensed consolidated financial statements

WOODSIDE HOMES COMPANY, LLC AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

Three Months Ended March 31, 2014 and 2013

(In thousands, except unit and per-unit data)

(unaudited)

	Three Months Ended March 31,
	2014	2013
Revenues:
Homebuilding	$94,487	75,736
Land and lot	—	960

Total revenues	94,487	76,696

Cost of revenues:
Homebuilding	68,940	60,329
Land and lot	—	872

Total cost of revenues	68,940	61,201

Gross margin:
Homebuilding	25,547	15,407
Land and lot	—	88

Total gross margin	25,547	15,495
Operating expenses	14,098	10,784

Income from operations	11,449	4,711

Other income (expense):
Interest income	124	109
Interest expense	—	(8)
Other income	99	34

Net other income	223	135

Income before income tax expense	11,672	4,846

Income tax expense	(302)	(297)

Net income	$11,370	4,549

Net income per class 1 and 2 membership unit, basic and diluted	$0.62	0.25
Weighted average membership units outstanding—class 1 and 2, basic and diluted	18,453,357	18,453,357

See accompanying notes to the condensed consolidated financial statements

WOODSIDE HOMES COMPANY, LLC AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Three Months Ended March 31, 2014 and 2013

(In thousands, unaudited)

	Three Months Ended March 31,
	2014	2013
Cash flows from operating activities:
Net income	$11,370	4,549
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	259	140
Amortization of debt issuance costs and original issue discount	103	318
(Gain) loss on sale of property and equipment	(2)	148
Changes in operating assets and liabilities
Restricted cash	(218)	(138)
Accounts receivable	(2,854)	(3,114)
Inventory	(59,994)	(49,230)
Prepaid expenses, deposits, and other assets	3,064	(2,304)
Accounts payable	2,977	6,755
Accrued expenses	(1,517)	614
Customer deposits	(228)	(1)

Net cash used in operating activities	(47,040)	(42,263)

Cash flows from investing activities:
Proceeds from sale of property and equipment	3	21
Purchase of property and equipment	(574)	(464)

Net cash used in investing activities	(571)	(443)

Cash flows from financing activities:
Payment of debt issuance costs	(871)	—

Net cash used in financing activities	(871)	—
Net decrease in cash and cash equivalents	(48,482)	(42,706)
Cash and cash equivalents, at beginning of year	88,136	87,145

Cash and cash equivalents, at end of year	$39,654	44,439

Supplemental disclosures:
Seller financed note	$8,911	—
Cash paid for income taxes	210	2
Accrual for unpaid property and equipment additions	64	—

See accompanying notes to the condensed consolidated financial statements

WOODSIDE HOMES COMPANY, LLC AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2014

(Unaudited)

(1) Nature of operations

        Woodside Homes Company, LLC (the Company) is the parent holding company for Woodside Group, LLC and its subsidiaries (Woodside Group). As a result of being a limited liability company, the members of the Company generally have limited liability protection under state law. The operations of Woodside Group consist of the purchase and development of land, use of developed land in homebuilding, residential home construction and sales, and the sale of land and finished lots to the public. The Company's homebuilding subsidiaries operate under the brand name of Woodside Homes. The Company's operations are principally located in Arizona, California, Nevada, Texas, and Utah, and approximately 100% and 99% of total Company revenues are comprised of residential home construction revenues for each of the three month periods ended March 31, 2014 and 2013, respectively.

(2) Basis of presentation

        The accompanying unaudited condensed consolidated financial statements include the operations of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

        The condensed consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP") for interim financial information. Accordingly, they do not include all of the information and notes required by GAAP for complete financial statements. These condensed consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's December 31, 2013, audited financial statements. In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation. Operating results for the three months ended March 31, 2014 are not necessarily indicative of the results to be expected for the full year, due to seasonal variations in operating results and other factors.

        The preparation of condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates.

        Certain prior period amounts have been reclassified to conform to the current period presentation.

(3) Segment Information

        The Company operates one principal homebuilding business. The Company has determined that each of its operating divisions is an operating segment.

        Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company's Chief Executive Officer and Chief Financial Officer have been identified as the chief operating decision maker. The Company's

WOODSIDE HOMES COMPANY, LLC AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Continued)

March 31, 2014

(Unaudited)

(3) Segment Information (Continued)

chief operating decision maker directs the allocation of resources to operating segments based on profitability, cash flows, and the average closing price of homes within each respective segment.

        The Company's homebuilding operations design, construct, and sell a wide range of homes designed to meet the specific needs in each of its markets. The Company's homebuilding operating segments have been grouped into two reportable segments: West and Southwest. These reporting segments have homebuilding operations located in the following locations:

        West—California—Central Valley, California—Inland Empire, and California—Sacramento

        Southwest—Phoenix, Las Vegas, San Antonio, and Salt Lake City

        Homebuilding is the Company's core business, generating 100% and 99% of consolidated revenues for the three months ended March 31, 2014 and 2013, respectively. The Company's segments are primarily engaged in the acquisition and development of land and the construction and sale of residential homes in 5 states and 7 markets in the United States. The segments generate most of their revenues from the sale of completed homes and, to a lesser extent, from the sale of land and lots.

        Financial information relating to the Company's reporting segments is as follows (in thousands):

	Three Months ended March 31,
					March 31, 2014	December 31, 2013
	2014	2013	2014	2013
	Revenues		Income from operations(1)		Total assets(2)
West	$45,355	40,157	6,004	3,320	216,778	184,174
Southwest	49,132	36,539	5,446	1,393	223,588	188,073
Corporate/other	—	—	(1)	(2)	60,205	106,747

Total	$94,487	76,696	11,449	4,711	500,571	478,994

(1)
The corporate capital allocation charge used to allocate operating expenses between operating segments that is eliminated in consolidation is primarily based on the operating segment's average inventory.

(2)
Assets maintained at the corporate level consist primarily of cash and cash equivalents, prepaid and other assets, property and equipment, and a note receivable balance of $6.0 million related to wind-down operations.

(4) Cash and cash equivalents

        Cash equivalents consist of U.S. Treasury Bills that have original maturities of three months or less. The Company maintained 100% its cash and cash equivalents in one federally insured financial institution at March 31, 2014, and 43% and 57% of its cash and cash equivalents in two federally insured financial institutions at December 31, 2013. The Company had cash equivalents of $0.0 million and $37.5 million as of March 31, 2014 and December 31, 2013, respectively.

WOODSIDE HOMES COMPANY, LLC AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Continued)

March 31, 2014

(Unaudited)

(5) Inventory

        The Company's homebuilding inventories include land and home construction assets. The Company monitors these assets for potential write-downs when impairment indicators are present. The Company has determined that each community is its asset grouping for impairment testing. Each community in the Company's owned inventory is assessed quarterly to determine if indicators of potential impairment exist. If indicators of potential impairment exist for a community, the identified asset is evaluated for recoverability.

        Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. The significant assumptions used in determining the future cash flows include pricing of homes influenced by local market pressures, the rate at which the Company can sell and close homes, and the costs and time incurred to develop lots and build homes. If the undiscounted cash flows expected to be generated are less than the carrying amount, an impairment charge is recorded to write down the carrying amount of such asset group to its estimated fair value based on discounted cash flows. The Company determined there were no potential impairment indicators for the quarters ended March 31, 2014 and 2013.

        Inventory costs are categorized as follows (in thousands):

	March 31, 2014	December 31, 2013
Land held for development	$5,439	15,966
Land under development	157,419	97,489
Finished lots	119,497	113,079
Finished homes and construction in process	129,988	116,904
Land held for sale	75	75

	$412,418	343,513

(6) Capitalized interest

        The Company capitalizes interest costs incurred to inventory during active development and construction. Capitalized interest is charged to cost of revenues when title to and possession of the

WOODSIDE HOMES COMPANY, LLC AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Continued)

March 31, 2014

(Unaudited)

(6) Capitalized interest (Continued)

related inventory is transferred to the buyer. The following table summarizes the Company's interest costs incurred, capitalized, and expensed as interest expense (in thousands):

	Three Months Ended March 31,
	2014	2013
Capitalized interest, beginning of period	$9,996	5,223
Interest incurred	3,875	3,430
Less interest expensed:
Directly to interest expense	—	(8)
Amortized to cost of revenues	(1,851)	(1,757)

Capitalized interest, end of period	$12,020	6,888

        The beginning and end of period capitalized interest amounts above represent capitalized interest costs included in inventory as of the respective periods.

(7) Commitments and contingencies

  a)
  Allowance for warranties

        The Company provides a limited warranty on all of its homes. The Company estimates the costs that may be incurred under each limited warranty and records the estimate in accrued liabilities at the time the revenue associated with the sale of each home is recognized. The reserve adjustments in the table below include changes in the reserve for warranties that have expired during the period. Changes in the Company's liability for warranties were as follows (in thousands):

	Three Months Ended March 31,
	2014	2013
Warranty reserve, beginning of period	$1,269	870
Provisions	250	170
Payments	(128)	(76)
Change in warranty estimate	(92)	(48)

Warranty reserve, end of period	$1,299	916

  b)
  Legal matters

        The Company is involved in various legal proceedings that arise from time to time in connection with the conduct of the Company's business. In the opinion of management, such proceedings will not have a material adverse effect on the Company's results of operations, financial position, or liquidity.

WOODSIDE HOMES COMPANY, LLC AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Continued)

March 31, 2014

(Unaudited)

(7) Commitments and contingencies (Continued)

        As of March 31, 2014, the Company determined that it was not reasonably possible that a material loss had been incurred related to threatened or pending litigation for which it has been made aware. The Company evaluates its accruals for litigation and regulatory proceedings at least quarterly and, as appropriate, adjusts them to reflect (i) the facts and circumstances known to the Company at the time, including information regarding negotiations, settlements, rulings and other relevant events and developments; (ii) the advice and analyses of counsel; and (iii) the assumptions and judgment of management. Similar factors and considerations are used in establishing new accruals for proceedings as to which losses have become probable and reasonably estimable at the time an evaluation is made. Based on experience, the Company believes that the amounts that may be claimed or alleged against the Company in these proceedings are not a meaningful indicator of a potential liability. The outcome of any of these proceedings, including the defense and other litigation related costs and expenses the Company may incur, however, is inherently uncertain and could differ significantly from the estimate reflected in a related accrual, if made. Therefore, it is possible that the ultimate outcome of any proceeding, if in excess of a related accrual or if no accrual had been made, could be material to the Company's condensed consolidated financial statements.

  c)
  Self-Insurance

        Certain insurable risks such as construction defect litigation are self-insured by the Company up to certain limits. The Company purchases commercial liability insurance from third parties that currently requires a self-insured retention of $0.2 million per occurrence. The accrual balance of the self-insured retention was $1.9 million and $1.7 million at March 31, 2014 and December 31, 2013, respectively, and is included in accrued liabilities in the condensed consolidated balance sheets.

(8) Long-term incentive plan

        The Company has a long-term incentive plan (LTIP) in the form of a phantom stock plan. Pursuant to the LTIP, the Company has granted phantom units (PSUs) to the CEO, Board of Directors (BOD), certain senior corporate employees and division presidents (collectively, Management). The LTIP authorizes maximum PSU awards up to the equivalent of 10% of the membership units of the Company, and any forfeited and redeemed PSUs may be reissued. At March 31, 2014, the total PSUs available for grant was 849,711.

        A summary of current quarter plan activity is as follows (in thousands, except for units):

	PSUs	Value
Outstanding as of December 31, 2013	1,039,375	$8,888
Granted	—	—
Forfeited	(27,257)	(226)
Redeemed	(16,493)	(49)

Outstanding as of March 31, 2014	995,625	9,129

WOODSIDE HOMES COMPANY, LLC AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Continued)

March 31, 2014

(Unaudited)

(8) Long-term incentive plan (Continued)

        A summary of unit value is as follows (in thousands, except for units):

	March 31, 2014		December 31, 2013
	Units	Value	Units	Value
Vested PSUs	466,094	$4,286	451,250	$3,945
Nonvested PSUs	529,531	4,843	588,125	4,943

        At March 31, 2014, 466,094 PSUs had vested out of the total 979,688 PSUs that are vested and expected to vest under the terms of the plan. The nonvested awards outstanding for BOD and Management were 529,531 PSUs with a weighted average grant-date price of $2.17 per PSU. Awards can be issued with a grant price less than, equal to, or greater than the Company's per unit value at the date of grant. Awards will be paid in cash and are therefore classified and recorded in accrued liabilities in the condensed consolidated balance sheets and totaled $5.8 million and $5.1 million as of March 31, 2014 and December 31, 2013, respectively. The awards are classified and recorded as operating expenses using the straight-line method over the vesting period. The Company expensed $0.7 million during the three months ended March 31, 2014.

        During the quarter ended March 31, 2014, the Company determined that it may terminate the current LTIP pursuant to applicable regulations prior to December 31, 2014, in which case all unvested awards will vest and the settlement value will be determined based on the book value of the Company on or shortly after the termination. As this possible plan termination remains contingent, it will have no impact on the recognition of expense until the termination becomes probable of occurring.

        The Company-issued LTIP awards are summarized as follows:

Performance period
				Grant price	Value at March 31, 2014
Start date	End date	Recipient	Units
1/1/2010	12/31/2012	CEO	190,000	$—	$3.2 million
1/1/2012	12/31/2014	BOD and Management	368,125	7.75	1.4 million
2/15/2013	12/31/2015	CEO, BOD, and Management	282,500	1.00	2.9 million
2/15/2013	12/31/2017	CEO and Management	155,000	1.00	1.6 million

			995,625

(9) Line of credit

        Effective January 29, 2014, the Company executed a credit agreement with two lenders for a $30.0 million revolving credit facility (the Facility), subject to a borrowing base. The Facility may be increased up to $100.0 million upon the Company's request, subject to certain conditions. Effective March 18, 2014, the line of credit was increased to $40.0 million, subject to such borrowing base. The Facility matures January 29, 2017 and requires compliance with certain financial covenants. The Facility bears a floating interest rate based on LIBOR and Prime rates, plus a spread. Unused fees are 0.5% for any unused portion of the Facility. The Facility is guaranteed by substantially all of the Company's subsidiaries. As of March 31, 2014, the Company had no outstanding balance on the line of credit.

WOODSIDE HOMES COMPANY, LLC AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Continued)

March 31, 2014

(Unaudited)

(10) Notes payable

        Effective March 3, 2014, in connection with the purchase of certain land, the Company entered into a non-recourse promissory note with a face value of $9.6 million, due March 3, 2017, and which is secured by a portion of the purchased land. The note has a contractual interest rate of 0.0% and the Company has imputed interest at an effective interest rate of 3.9% based on the estimated fair value of the acquired land and recorded a debt discount of $0.7 million. A schedule of principal payments and corresponding releases of the deed of trust securing the note are described in the purchase contract.

        Effective August 5, 2013, the Company issued $220 million of unsecured senior notes due December 15, 2021 (2021 Notes) under Rule 144A of the Securities Act. The 2021 Notes bear an annual interest rate of 6.75%, with interest payments due every June and December beginning December 15, 2013. Interest expense for the 2021 Notes includes the stated interest and amortized debt issuance costs.

        Notes payable is comprised of the following (in thousands):

	March 31, 2014	December 31, 2013
Senior notes outstanding	$220,000	220,000
Non-Recourse note	8,911	—

Total notes payable	$228,911	220,000

        See note 16 regarding the $50.0 million increase made in the 2021 Notes.

(11) Variable interest entities (VIE)

        In the ordinary course of business, the Company enters into land purchase and lot option contracts to acquire rights to land. The use of such contracts generally allows the Company to reduce the market risks associated with direct land ownership and development, and to reduce the Company's capital and financial commitments, including interest and other carrying costs. Under such contracts, the Company typically pays a specified option or earnest money deposit in consideration for the right to purchase land in the future, usually at a predetermined price.

        In determining whether the Company is the primary beneficiary, the Company considers, among other things, whether the Company has the power to direct the activities of the VIE that most significantly impact the VIE's economic performance. Such activities include, among other things, determining or limiting the scope or purpose of the VIE, selling or transferring property owned or controlled by the VIE, or arranging financing for the VIE. The Company performs this evaluation through the information obtained about the property and entity holding the property as part of its due diligence process along with a review of the terms and conditions contained in the related purchase agreements in order to identify indicators as to who has the power to direct the activities noted above. To the extent there exists liquidity arrangements, guarantees or other commitments by third parties and such have been communicated to the Company by the property sellers or that the Company is aware of through other means, the Company considers such arrangements in determining the risks involved with the entity, including if the entity is a VIE, if the Company has a variable interest and who is the

WOODSIDE HOMES COMPANY, LLC AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Continued)

March 31, 2014

(Unaudited)

(11) Variable interest entities (VIE) (Continued)

primary beneficiary. As the Company did not have the power to direct any such activity for its VIE's, the Company determined that as of March 31, 2014 and December 31, 2013, it was not the primary beneficiary of any VIEs from which it had acquired rights to land. The Company is not aware of any liquidity arrangements, guarantees or other commitments by third parties that could affect the fair value or risk of its variable interest in any VIE.

        The total amount of potential remaining payments to exercise the Company's land rights was $176.9 million as of March 31, 2014. The Company's exposure to loss related to land purchase and option contracts with third parties and unconsolidated entities consisted of the Company's nonrefundable deposits totaling $9.1 million and $7.7 million as of March 31, 2014 and December 31, 2013, respectively.

(12) Income taxes

        As a limited liability company, the Company is generally not liable for federal and state income taxes. The Company's income is attributed to its members for tax purposes, who are responsible for paying the tax on such income. The Company has certain subsidiaries that are C-Corporations that are taxed at the corporate level for which an income tax provision is prepared.

        The Company's income tax expense for the three months ended March 31, 2014 and 2013 was $0.3 million for both periods. The effective tax rate was 2.6% for the three months ended March 31, 2014, compared to 6.1% for the three months ended March 31, 2013. The lower tax rate for the three months ended March 31, 2014 is due to the increase in profitability of the non-C-Corporation entities as compared to the C-Corporations.

        The Company bases its provision or benefit for income taxes on income recognition for financial statement purposes, which includes the effects of temporary differences between financial statement income and income recognized for tax purposes. The Company evaluates its deferred tax asset quarterly for any possible valuation allowance. As of March 31, 2014 and December 31, 2013 no valuation allowance is recorded against the deferred tax asset as it was determined that they are more likely than not to be realizable.

(13) Fair value measurements

        Accounting Standards Codification (ASC) 820, Fair Value Measurement, defines fair value, provides a framework for measuring the fair value of assets and liabilities under GAAP, and establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy can be summarized as follows:

  Level 1—Fair value determined based on quoted prices in active markets for identical assets or liabilities.

  Level 2—Fair value determined using significant observable inputs, such as quoted prices for similar assets or liabilities or quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or

WOODSIDE HOMES COMPANY, LLC AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Continued)

March 31, 2014

(Unaudited)

(13) Fair value measurements (Continued)

  inputs that are derived principally from or corroborated by observable market data, by correlation or other means.

  Level 3—Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows, or similar techniques.

        The carrying amounts reported in the accompanying condensed consolidated financial statements for cash, restricted cash, accounts receivable, accounts payable, and accrued expenses approximate fair value because of the immediate or short-term maturities of these financial instruments. The Company's 2021 Notes had a fair value of $223.3 million and a carrying value of $220.0 million as of March 31, 2014, with the carrying value approximating fair value at December 31, 2013. The carrying amounts of the Company's other debt obligations approximate fair value based on current interest rates for debt instruments with similar terms.

        Fair value measurements used for cash equivalents are measured on a recurring basis. The Company's inventory is measured on a nonrecurring basis when events and circumstances indicate that the carrying value may not be recoverable. The following table presents the Company's assets measured on a recurring basis at fair value (in thousands):

Description	Hierarchy	March 31, 2014	December 31, 2013
Cash equivalents	Level 1	—	37,500

        The fair values for the Company's cash equivalents assets were determined using Level 1 inputs based on quoted prices from active markets.

(14) Income per membership unit

        Basic earnings per membership unit is based on the weighted average number of membership units outstanding during each period. Diluted earnings per membership unit is based on the weighted average number of membership units and dilutive potential membership units outstanding during each period. For the three month periods ended March 31, 2014 and 2013, the Company had no dilutive potential membership units outstanding.

(15) Related party transaction

        On March 19, 2014, Woodside Homes of Nevada, LLC, a Nevada limited liability company and a subsidiary of Woodside LLC, entered into an agreement with KAG Development South LLC, a Delaware limited liability company ("KAG"), an entity affiliated with Stonehill Institutional Partners, L.P., one of our significant equity holders who also has a representative on our board of directors, for the purchase of approximately 40.80 acres in the Skye Canyon master planned community located in Las Vegas, Nevada. The aggregate purchase price is approximately $14.3 million. Following the execution of the purchase agreement, the Company made a good faith deposit in the amount of $725,000. Pursuant to the terms of the purchase agreement, as amended, the Company has the ability to terminate the agreement for any reason prior to June 26, 2014 and, upon such termination, the good faith deposit will be refunded to the Company. If the agreement is not terminated prior to such date

WOODSIDE HOMES COMPANY, LLC AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Continued)

March 31, 2014

(Unaudited)

(15) Related party transaction (Continued)

the good faith deposit will become non-refundable and the Company will be required to make an additional $1.0 million non-refundable deposit. The consummation of the purchase is subject to the satisfaction of customary conditions and, to the extent the purchase agreement is not terminated prior to June 26, 2014 in accordance with the terms thereof, is expected to occur in September 2014.

(16) Subsequent events

        Management has evaluated subsequent events through May 30, 2014, the date the financial statements were issued.

        On April 29, 2014, the Company issued additional 6.75% senior notes due 2021 with a face value of $50.0 million at a purchase price of 100.25% of the principal amount plus accrued interest from December 15, 2013. The notes were issued under the indenture governing the Company's 2021 Notes and have the same covenants and events of default as apply to the 2021 Notes. The first interest payment will be made together with the interest payment on the other 2021 Notes on June 15, 2014.

Report of Independent Registered Public Accounting Firm

The Board of Directors
Woodside Homes Company, LLC:

        We have audited the accompanying consolidated balance sheets of Woodside Homes Company, LLC and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Woodside Homes Company, LLC and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Salt Lake City, Utah
March 17, 2014

WOODSIDE HOMES COMPANY, LLC AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2013 and 2012

(In thousands, except unit data)

	2013	2012
Assets
Cash and cash equivalents	$88,136	87,145
Restricted cash	334	213
Accounts receivable	471	700
Prepaid expenses, deposits, and other receivables	42,181	32,527
Deferred tax assets	232	—
Inventory	343,513	206,239
Property and equipment, net	4,127	2,138

Total assets	$478,994	328,962

Liabilities and Equity
Accounts payable	$24,449	15,397
Accrued expenses	32,073	18,495
Customer deposits	1,338	779
Notes payable	220,000	125,218

Total liabilities	277,860	159,889

Commitments and contingencies (note 12)
Equity:
Members' equity 30,000,000 units authorized, 18,453,357 units issued and outstanding as of December 31, 2013 and 2012	156,211	156,211
Retained earnings	44,923	12,862

Total equity	201,134	169,073

Total liabilities and equity	$478,994	328,962

See accompanying notes to consolidated financial statements.

WOODSIDE HOMES COMPANY, LLC AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 31, 2013 and 2012

(In thousands, except unit and per unit data)

	2013	2012
Revenues:
Homebuilding	$438,103	314,216
Land and lot	3,077	14,840
Other	—	57

Total revenues	441,180	329,113

Cost of revenues:
Homebuilding	339,060	254,637
Land and lot	2,177	14,408
Other	—	757

Total cost of revenues	341,237	269,802

Gross margin:
Homebuilding	99,043	59,579
Land and lot	900	432
Other	—	(700)

Gross margin	99,943	59,311
Operating expenses	53,190	39,926

Income from operations	46,753	19,385

Other income (expense):
Interest income	485	376
Interest expense	(790)	(2,403)
Loss on early retirement of debt	(13,451)	—
Other income	497	524

Net other expense	(13,259)	(1,503)

Income before income tax expense	33,494	17,882
Income tax expense	(1,433)	(184)

Net income	$32,061	17,698

Net income per class 1 and 2 membership unit, basic and diluted	$1.74	0.43
Net income per class A and B membership unit, basic and diluted	—	1.02
Weighted average membership units outstanding — class 1 and 2, basic and diluted	18,453,357	18,468,286
Weighted average membership units outstanding — class A and B, basic and diluted	—	9,500,000

See accompanying notes to consolidated financial statements.

WOODSIDE HOMES COMPANY, LLC AND SUBSIDIARIES

Consolidated Statements of Equity

Years ended December 31, 2013 and 2012

(In thousands, except for unit data)

	Class A and B units		Class 1 and 2 units		Retained earnings (accumulated deficit)
						Total equity
	Units	Amount	Units	Amount
Balance at December 31, 2011	9,500,000	$90,009	—	$—	$(4,689)	$85,320
Net income	—	—	—	—	17,698	17,698
Distribution	—	—	—	—	(147)	(147)
Conversion to class 1 units	(9,500,000)	(90,009)	9,500,000	90,009	—	—
Issuance of members' equity (class 2 units)	—	—	9,677,419	71,812	—	71,812
Redemption of members' equity (class 1 units)	—	—	(724,062)	(5,610)	—	(5,610)

Balance at December 31, 2012	—	—	18,453,357	156,211	12,862	169,073
Net income	—	—	—	—	32,061	32,061

Balance at December 31, 2013	—	$—	18,453,357	$156,211	$44,923	$201,134

See accompanying notes to consolidated financial statements.

WOODSIDE HOMES COMPANY, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2013 and 2012

(In thousands, except for unit data)

	2013	2012
Cash flows from operating activities:
Net income	$32,061	17,698
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	704	510
Amortization of debt issuance costs and original issue discount (OID)	1,000	332
Early retirement of debt issuance costs and OID	6,110	—
Provision for deferred income taxes	(232)	—
Loss on sale of property and equipment	309	90
Impairment of inventory assets	—	220
Changes in operating assets and liabilities:
Restricted cash	(121)	840
Accounts receivable	229	1,436
Inventory	(137,274)	(31,037)
Prepaid expenses, deposits, and other receivables	(9,339)	(17,265)
Insurance restricted cash	—	5,006
Accounts payable	9,052	1,600
Accrued expenses	13,518	(5,892)
Customer deposits	559	259
Claims reserve liability	—	(369)
Other liabilities	—	(3,822)

Net cash used in operating activities	(83,424)	(30,394)

Cash flows from investing activities:
Proceeds from sale of property and equipment	124	455
Purchase of property and equipment	(3,069)	(1,411)

Net cash used in investing activities	(2,945)	(956)

Cash flows from financing activities:
Proceeds from issuing notes payable	220,000	125,578
Payment of debt issuance costs	(4,968)	(4,646)
Payment on notes payable	(127,672)	(109,511)
Net proceeds from issuing capital units	—	71,812
Repurchase and retirement of capital units	—	(5,610)
Payment of distributions	—	(147)

Net cash provided by financing activities	87,360	77,476

Net increase in cash and cash equivalents	991	46,126
Cash and cash equivalents, at beginning of year	87,145	41,019

Cash and cash equivalents, at end of year	$88,136	87,145

Supplemental cash flow disclosures:
Cash paid for interest, net of amounts capitalized	$—	10,523
Cash paid for income taxes	1,454	500
Cash paid for additional interest on early retirement of notes payable	7,341	—
Supplemental disclosure of noncash investing and financing activities:
Accrual for unpaid debt issuance costs	$3	—
Accrual for unpaid property and equipment additions	57	—

See accompanying notes to consolidated financial statements.

WOODSIDE HOMES COMPANY, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(1) Organization

  Nature of Operations

        Woodside Homes Company, LLC (the Company) is the parent holding company for Woodside Group, LLC and its subsidiaries (Woodside Group). As a result of being a limited liability company, the members of the Company generally have limited liability protection under state law. The operations of Woodside Group consist of the purchase and development of land, use of developed land in home building, residential home construction and sales, and the sale of land and finished lots to the public (collectively referred to as Home Building Operations). The Company's home building subsidiaries operate under the brand name of Woodside Homes. The Company's operations are principally located in Arizona, California, Nevada, Texas, and Utah, and approximately 99% and 95% of total Company revenues are comprised of residential home construction revenues for each of the years ended December 31, 2013 and 2012, respectively.

(2) Summary of Significant Accounting Policies

  (a)    Basis of Presentation

        The consolidated financial statements as of December 31, 2013 and 2012, and for the years ended December 31, 2013 and 2012, include the financial statements of Woodside Homes Company, LLC and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

  (b)    Cash and Cash Equivalents

        Cash equivalents consist of money market accounts and U.S. Treasury Bills that can be easily accessed and have maturities when purchased of three months or less. The Company maintained 43% and 57% of its cash and cash equivalents in two federally insured financial institutions at December 31, 2013, and 69% and 31% of its cash and cash equivalents in two federally insured financial institutions at December 31, 2012. Cash equivalents totaled $37.5 million and $60.0 million as of December 31, 2013 and 2012, respectively.

  (c)    Restricted Cash

        Restricted cash consists of escrow deposits of $0.3 million and $0.2 million as of December 31, 2013 and 2012, respectively. These escrow deposits primarily relate to customer deposits for certain home sales and are restricted by state law.

  (d)    Accounts Receivable

        Accounts receivable consist of trade receivables from the close of homes and are recorded at the amount to be received from title companies involved in the transactions. The Company records an allowance for doubtful accounts when specific accounts are deemed uncollectible. For the years ended December 31, 2013 and 2012, there were no write-offs of accounts receivable and no allowance for doubtful accounts was recorded.

WOODSIDE HOMES COMPANY, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

(2) Summary of Significant Accounting Policies (Continued)

  (e)    Fair Value of Financial Instruments

        Accounting Standards Codification (ASC) 820, Fair Value Measurement, defines fair value, provides a framework for measuring the fair value of assets and liabilities under GAAP, and establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy can be summarized as follows:

          Level 1—Fair value determined based on quoted prices in active markets for identical assets or liabilities.

          Level 2—Fair value determined using significant observable inputs, such as quoted prices for similar assets or liabilities or quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data, by correlation or other means.

          Level 3—Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows, or similar techniques.

        The Company's financial instruments consist of cash and cash equivalents, restricted cash, and notes payable. Fair value measurements of financial instruments are determined by various market data and other valuation techniques as appropriate. When available, the Company uses quoted market prices in active markets to determine fair value.

  (f)    Inventory

        Inventories are stated at cost unless the inventory within a community is determined to be impaired, in which case the impaired inventory is written down to fair value. Inventory costs include land, land development, capitalized property taxes and interest costs for active communities, and home construction costs. Amounts are recorded to inventory using the specific-identification method and charged to cost of revenues as the homes associated with such costs are closed. Interest costs and property taxes incurred during home construction or land development and certain other indirect costs are capitalized and subsequently charged to cost of revenues as the homes associated with such costs are closed. Land, infrastructure, and all other common costs are allocated to lots benefited based upon the pro rata method using either the size or number of lots within each community as deemed the most appropriate for allocation purposes.

WOODSIDE HOMES COMPANY, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

(2) Summary of Significant Accounting Policies (Continued)

        Inventory costs for the years ended December 31, 2013 and 2012 are categorized as follows (in thousands):

	2013	2012
Land held for development	$15,966	27,777
Land under development	97,489	47,807
Finished lots	113,079	45,692
Finished homes and construction in process	116,904	83,525
Land held for sale	75	1,438

	$343,513	206,239

        The Company accounts for its real estate inventories under ASC 360, Property, Plant, & Equipment (ASC 360). ASC 360 requires inventory costs to be reviewed for potential write-downs when impairment indicators are present. The Company has determined that each community is its asset grouping for impairment testing. Each community in the Company's owned inventory is assessed to determine if indicators of potential impairment exist. If indicators of potential impairment exist for a community, the identified asset is evaluated for recoverability in accordance with ASC 360.

        In the event the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts, impairment charges are required to be recorded if the fair value of such assets is less than their carrying amounts. These estimates of cash flows are significantly impacted by estimates of revenues, costs, and other factors. Due to uncertainties in the estimation process, actual results could differ from such estimates.

        For those assets deemed to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Company's determination of fair value is primarily based upon discounting the estimated cash flows at a rate commensurate with the inherent risks associated with the assets and related estimated cash flow streams. In performing its impairment analysis, the Company utilized a discount rate of 15% for 2012 for those inventory balances determined to be impaired. During 2012, management evaluated certain communities and inventory that demonstrated potential impairment indicators. For the year ending December 31, 2013, the Company determined there were no potential impairment indicators. For the year ending December 31, 2012, the Company determined that communities with a carrying value of $1.6 million were impaired. Consequently, the Company recorded an impairment charge of $0.2 million to reduce the carrying value of the communities to their estimated fair value. The impairment charges are included in cost of revenues.

  (g)    Property and Equipment

        Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives, ranging from 3 to 7 years. Major improvements that extend the life of the asset are capitalized, while minor or regular maintenance costs are expensed as incurred.

WOODSIDE HOMES COMPANY, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

(2) Summary of Significant Accounting Policies (Continued)

  (h)    Members Equity

        On September 25, 2012, the Company issued $75.0 million in new equity. As part of the equity offering, the existing 7.5 million Class A and 2.0 million Class B units were converted to 9.5 million Class 1 units, and the Company issued 9.7 million of the available 20.5 million new Class 2 units at $7.75 per unit to certain existing unit holders. The proceeds, net of issuance costs, totaled $71.8 million. In conjunction with the equity offering, the Company redeemed and retired 0.7 million Class 1 units at $7.75 per unit on September 27, 2012. Class 1 and Class 2 units hold the same rights and interests including, but not limited to, voting rights and rights to share in the profits of the Company. Class 1 and Class 2 represent 9.5 million and 20.5 million of the 30 million authorized units, and 8,775,938 and 9,677,419 of the 18,453,357 of the issued and outstanding units, respectively.

  (i)    Revenue and Cost Recognition

  Home Building Revenue

        Homebuilding revenue is recognized at the time the home closes and title to the property is transferred to the buyer.

        Cost of homebuilding revenue includes all allocated land, direct material, labor costs, and capitalized interest. Certain indirect costs related to contract performance, such as indirect labor, supplies, property taxes incurred during development, and home construction, are allocated on a percentage of construction cost incurred basis. Certain selling, general, and administrative costs are charged to operating expense as incurred.

  Sales Incentives

        When sales incentives involve a discount on the selling price of the home, the Company records the discount as a reduction of revenue at the time of home closing. If the sales incentive requires the Company to provide a free product or service to the customer, the cost of the free product or service is recorded as cost of revenue at the time of home closing. This includes the cost of optional upgrades and seller-paid financing or closing costs.

  Land and Lot Revenue

        In the normal course of business, the Company contracts to sell land to third parties. Revenue is recognized when title to the properties has transferred to the buyer, adequate consideration has been received, and the Company has no significant future obligations.

  Allowance for Warranties

        The Company provides a limited warranty on all of its homes. The specific terms and conditions of warranties vary depending upon the market in which the Company does business. The Company generally provides a limited warranty against defects in specified workmanship and materials for one year, mechanical systems in the home for two years, and structural defects for ten years.

        The Company estimates the costs that may be incurred under each limited warranty and records a liability in accrued liabilities in the consolidated balance sheets for the amount of such costs at the time

WOODSIDE HOMES COMPANY, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

(2) Summary of Significant Accounting Policies (Continued)

the revenue associated with the close of each home is recognized. Such costs are recognized in cost of homebuilding revenues in the consolidated statements of operations. Factors that affect the Company's warranty liability include the number of homes closed, historical and anticipated incident rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

        Changes in the Company's liability for limited home warranties were as follows (in thousands):

	2013	2012
Balance at January 1,	$870	681
Warranty payments during period	(400)	(232)
Change in warranty estimate	(169)	(281)
Warranty provision during period	968	702

Balance at December 31,	$1,269	870

  (j)    Marketing Costs

        Marketing costs are included in operating expenses and are expensed as incurred. Marketing costs were $2.4 million and $2.1 million for the years ended December 31, 2013 and 2012, respectively.

  (k)    Income Taxes

        As a limited liability company, the Company is generally not liable for federal and state income taxes. The Company's income is allocated to its members who are responsible for paying the tax on such income. The Company has certain subsidiaries that are taxed as C corporations at the corporate level for which an income tax provision is recorded.

        The Company bases its provision or benefit for income taxes on income recognition for financial statement purposes, which includes the effects of temporary differences between financial statement income and income recognized for tax return purposes. The Company records a valuation allowance to reduce its deferred tax assets when it is more likely than not that the deferred tax asset will not be realized. At December 31, 2013, the Company did not record a valuation allowance against its deferred tax assets. At December 31, 2012, the Company's net deferred tax assets carried a full valuation allowance of $0.1 million.

        The Company accounts for uncertain tax positions according to the authoritative guidance included in ASC 740, Income Taxes. The Company accounts for interest expense and penalties for unrecognized tax benefits as part of the income tax provision. During the years ended December 31, 2013 and 2012, there was no liability related to unrecognized tax benefits.

        The Company is currently not under any examinations by any federal or state tax authority, but remains subject to income tax examinations for each of its open tax years, which extend back to 2010 for federal income tax purposes and 2009 for state income tax purposes. Under Rev Proc 92-29, the Company has agreed to extend the federal statute of limitations for assessing additional taxes for certain projects, which apply to years prior to 2010.

WOODSIDE HOMES COMPANY, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

(2) Summary of Significant Accounting Policies (Continued)

  (l)    Other Income/Expense

        Other income/expense is recorded as income is earned and expenses are incurred. Other income was $497 thousand and $524 thousand for the period ended December 31, 2013 and 2012, respectively, and was primarily comprised of forfeited earnest money deposits from customers.

  (m)    Variable Interests

        The Company accounts for variable interest entities in accordance with ASC 810, Consolidation (ASC 810). Under ASC 810, a variable interest entity (VIE) is created when: (a) the equity investment at risk in the entity is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties, including the equity holders; (b) the entity's equity holders as a group either (i) lack the direct or indirect ability to make decisions about the entity, (ii) are not obligated to absorb expected losses of the entity or (iii) do not have the right to receive expected residual returns of the entity; or (c) the entity's equity holders have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of the equity holder with disproportionately few voting rights. If an entity is deemed to be a VIE pursuant to ASC 810, the enterprise that has both (i) the power to direct the activities of a VIE that most significantly impact the entity's economic performance and (ii) the obligation to absorb the expected losses of the entity or right to receive benefits from the entity that could be potentially significant to the VIE is considered the primary beneficiary and must consolidate the VIE. In accordance with ASC 810, the Company performs ongoing reassessments of whether the Company is the primary beneficiary of VIEs.

  (n)    Reclassifications

        Certain balances on the financial statements and certain amounts presented in the notes are reclassified in order to conform to current year presentation.

  (o)    Deferred Debt Issuance Costs

        Deferred debt issuance costs are related to fees and costs incurred to obtain loans and revolving credit facilities. These costs are being amortized to interest expense over the life of the debt based on the effective interest method.

  (p)    Income Per Membership Unit

        Basic earnings per membership unit is based on the weighted average number of membership units outstanding during each year. Diluted earnings per membership unit is based on the weighted average number of membership units and dilutive potential membership units outstanding during each year. As of the year ended December 31, 2013 and 2012, the Company had no dilutive potential membership units outstanding.

  (q)    Use of Estimates

        The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported

WOODSIDE HOMES COMPANY, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

(2) Summary of Significant Accounting Policies (Continued)

amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, estimates may differ materially from actual results. The significant accounting policies using estimates include inventories and cost of sales, impairment of inventories, warranty liabilities, loss contingencies, accounting for variable interest entities, and accruals for costs incurred.

(3) Segment Information

        The Company operates one principal homebuilding business. In accordance with ASC 280, Segment Reporting (ASC 280), the Company has determined that each of its operating divisions is an operating segment.

        Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance. The Company's Chief Executive Officer and Chief Financial Officer have been identified as the chief operating decision maker. The Company's chief operating decision maker directs the allocation of resources to operating segments based on profitability, cash flows, and the average closing price of homes within each respective segment.

        The Company's homebuilding operations design, construct, and sell a wide range of homes designed to meet the specific needs in each of its markets. In accordance with the aggregation criteria defined by ASC 280, the Company's homebuilding operating segments have been grouped into two reportable segments: West and Southwest. These reporting segments have homebuilding operations located in the following locations:

          West—California—Inland Empire, California—Central Valley, and California—Sacramento

          Southwest—Phoenix, Las Vegas, San Antonio, and Salt Lake City

        Homebuilding is the Company's core business, generating 99% and 95% of consolidated revenues in fiscal year 2013 and 2012, respectively. The Company's segments are primarily engaged in the acquisition and development of land and the construction and sale of residential homes in 5 states and 7 markets in the United States. The segments generate most of their revenues from the sale of completed homes and, to a lesser extent, from the sale of land and lots.

        Financial information relating to the Company's reporting segments is as follows for the years ended December 31, 2013 and 2012 (in thousands):

	West		Southwest		Corporate/other		Total
	2013	2012	2013	2012	2013	2012	2013	2012
Revenues	$236,833	174,630	204,347	146,643	—	7,840	441,180	329,113
Income from operations(1)	32,424	17,163	14,292	10,434	37	(8,212)	46,753	19,385
Total assets(2)	184,174	102,580	188,073	120,322	106,747	106,060	478,994	328,962

(1)
The corporate capital allocation charge used to allocate operating expenses between operating segments eliminated in consolidation is primarily based on the operating segment's average inventory.

(2)
Assets maintained at the corporate level consist primarily of cash and cash equivalents, prepaid and other assets, property and equipment, and assets related to wind down operations.

WOODSIDE HOMES COMPANY, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

(4) Property and Equipment

        The balances at December 31, 2013 and 2012 are as follows (in thousands):

	2013	2012	Estimated useful lives
Office furniture and equipment	$2,678	1,230	3 - 7 years
Model and sales office furniture	2,347	1,489	5 years
Vehicles	286	192	5 years

	5,311	2,911
Less accumulated depreciation	(1,184)	(773)

Net property and equipment	$4,127	2,138

        Depreciation expense was $0.7 million and $0.5 million for the years ended December 31, 2013 and 2012, respectively.

(5) Fair Value Disclosures

        Fair value measurements are used for cash equivalents on a recurring basis and inventory on a nonrecurring basis when events and circumstances indicate that the carrying value may not be recoverable. The following table presents the Company's assets measured on a recurring basis at fair value as of December 31, 2013 and 2012 (in thousands):

Description	Hierarchy	2013	2012
Cash equivalents	Level 1	$37,500	60,004

        The fair values for the Company's cash equivalents assets were determined using Level 1 inputs based on quoted prices from active markets.

        The carrying amounts reported in the accompanying consolidated financial statements for cash, restricted cash, accounts receivable, accounts payable, and accrued expenses approximate fair value because of the immediate or short-term maturities of these financial instruments. The carrying amounts of the Company's debt obligations approximate fair value based on current interest rates for debt instruments with similar terms.

(6) Notes Payable

        Effective August 5, 2013, the Company issued $220 million of unsecured senior notes under Rule 144A of the Securities Act, due December 15, 2021 (2021 Notes). The 2021 Notes are guaranteed by substantially all of the subsidiaries of the Company. The Company used $135.0 million of the proceeds to retire the senior notes due December 31, 2017 (2017 Notes), which included an early retirement payment of $7.3 million. The 2021 Notes bear an annual interest rate of 6.75%, with interest payments due every June and December beginning December 15, 2013. Interest expense for the 2021 Notes includes the stated interest and amortized debt issuance costs.

        During the year ended December 31, 2012, the Company replaced its notes that matured on December 31, 2012 (2012 Notes) with the 2017 Notes. The 2017 Notes became effective September 25, 2012, with a principal amount of $127.7 million and a 9.75% annual interest rate paid semiannually

WOODSIDE HOMES COMPANY, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

(6) Notes Payable (Continued)

every June and December, beginning December 31, 2012. Interest expense for the 2017 Notes includes the stated interest, along with amortized original issue discount (OID) and debt issuance costs. The proceeds of the 2017 Notes were net of an OID of 2% and totaled $125.1 million. In 2013, the Company recorded a loss on early retirement of debt of $13.5 million in costs attributable to the 2017 Notes.

        The 2012 Notes had a 7% annual interest rate with an additional 3% paid in kind interest (PIK). On September 26, 2012, the Company used the proceeds of the 2017 Notes to pay off $106.1 million of 2012 Notes along with all applicable accrued interest and PIK leaving approximately $3.0 million of principal. On October 16, 2012, the Company paid $3.2 million to note holders to satisfy the remainder of the principal, accrued interest, and PIK of the 2012 Notes.

(7) Income Taxes

        The components of the provision for income taxes for the years ended December 31, 2013 and 2012 are as follows (in thousands):

	2013	2012
Current provision:
Federal	$1,219	51
State	446	133

Current provision for income taxes	1,665	184

Deferred provision:
Federal	(79)	2,699
State	(23)	583
Change in valuation allowance	(130)	(3,282)

Deferred provision for income taxes	(232)	—

Total provision for income taxes	$1,433	184

        The components of the deferred income tax assets and liabilities as of December 31, 2013 and 2012 are as follows (in thousands):

	2013	2012
Deferred tax assets (liabilities):
Inventory	$—	29
Fixed assets	—	(5)
Investments	249	88
Reserves	(17)	18

Total gross deferred tax assets	232	130
Less valuation allowance	—	(130)

Net deferred tax assets	$232	—

WOODSIDE HOMES COMPANY, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

(7) Income Taxes (Continued)

        A valuation allowance is provided when it is more likely than not that all or some portion of the deferred income tax assets will not be realized. For December 31, 2012 the Company recorded a full valuation allowance against its net deferred tax asset. This conclusion was reached based on the historical cumulative losses for the years from 2009 through 2012. As of December 31, 2013 the Company determined the deferred tax assets were more likely than not to be realizable and therefore reversed the valuation allowance based on future expected positive earnings.

        A reconciliation from the U.S. statutory federal income tax rate to the effective income tax rate for the years ended December 31, 2013 and 2012 is as follows and is derived by dividing income tax expense by income before income taxes:

	2013	2012
U.S. federal statutory income tax rate	34.0%	34.0%
Effect of income related to pass through entities	(30.3)	(33.7)
Change in valuation allowance	(0.4)	(5.3)
State tax, net of federal impact	1.0	0.7
Other	—	5.3

	4.3%	1.0%

(8) Interest Costs

        The Company's interest costs for the years ended December 31, 2013 and 2012 are summarized as follows (in thousands):

	2013	2012
Capitalized interest, beginning of period	$5,223	2,182
Interest incurred	14,422	11,701
Less interest expensed:
Directly to interest expense	(790)	(2,403)
Recognized as cost of revenues	(8,859)	(6,257)

Capitalized interest, end of period	$9,996	5,223

        The beginning and end of period capitalized interest amounts above represent capitalized interest costs included in inventory as of the respective periods.

(9) Defined Contribution Plan

        The Company sponsors a defined contribution 401(k) retirement plan. Under the plan, the Company in its discretion may match 50% of employee contributions up to a total employer contribution of 3% of Internal Revenue Service salary for eligible employees. Employees are eligible to contribute to the plan upon completion of two months of service and are eligible for the Company match upon completion of one year (1,000 hours or more) of service. Employer contributions were $0.4 million and $0.3 million to the plan for the years ended December 31, 2013 and 2012.

WOODSIDE HOMES COMPANY, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

(10) Long-Term Incentive Plan

        On January 1, 2011, and as amended from time to time, the Company adopted a long-term incentive plan (the LTIP). Pursuant to the LTIP, the Company has granted phantom units (PSUs) to the CEO, Board of Directors (BOD), certain senior corporate employees and division presidents (collectively, Management). The LTIP authorizes maximum PSU awards up to the equivalent of 10% of the membership units of the Company, and any forfeited PSUs may be reissued. The Company has elected to measure its liability classified awards using their intrinsic value. At December 31, 2013, the total PSUs available for grant was 805,961.

        The initial award granted to the Company's CEO fully vested on December 31, 2012. The award will be paid in cash, upon a change in control or termination of employment from the Company based upon the transaction value or estimated fair value per unit. Until the award is paid, the measurement of the liability will be updated each reporting period based upon the estimated fair value. The Company is estimating the fair value per share based on a variety of approaches including, but not limited to, market, income, and cost approaches.

        The other awards granted to the CEO, BOD, and Management carry terms requiring a 50% payout at the time of full vesting based upon the intrinsic value of the PSUs, which is calculated as the difference between the book value equity per share (the PSU Book Value) and the grant price per PSU. The remaining 50% is payable upon either (a) a change of control event and will be based upon an estimated fair value as determined by the BOD, which may include book value or (b) termination of employment equal to the vested portion valued at the PSU Book Value. The grants made in 2012 vest ratably over the performance period, while the grants made in 2013 vest only at the end of the performance period. Management has elected to use the book value per unit to measure the liability for the second 50% portion of these awards until a change in control is probable.

        The grant date intrinsic value for PSUs granted during 2012 was $0.5 million. A summary of current year plan activity is as follows (in thousands, except for units):

	PSUs	Intrinsic value
Outstanding as of December 31, 2012	605,625	$2,875
Granted	490,000	4,062
Forfeited	(42,396)	305
Redeemed	(13,854)	17

Outstanding as of December 31, 2013	1,039,375	8,888

        A summary of unit value as of December 31, 2013 and 2012 is as follows (in thousands, except for units):

	2013		2012
	Units	Intrinsic value	Units	Intrinsic value
Vested PSUs	451,250	$3,945	328,542	$2,481
Nonvested PSUs	588,125	4,943	277,083	394

WOODSIDE HOMES COMPANY, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

(10) Long-Term Incentive Plan (Continued)

        At December 31, 2013, 451,250 PSUs had vested out of the total 1,007,396 PSUs that are vested and expected to vest under the terms of the plan. The nonvested awards outstanding for BOD and Management were 588,125 PSUs with a weighted average grant-date price of $2.50 per PSU. Awards can be issued with a grant price less than, equal to, or greater than the Company's per unit value at the date of grant. Awards will be paid in cash and are therefore classified and recorded in accrued liabilities in the consolidated balance sheets and totaled $5.1 million and $2.5 million as of December 31, 2013 and 2012, respectively.

        The awards are classified and recorded as operating expenses using the straight-line method over the vesting period. The Company expensed $2.7 million and $1.3 million for the years ended December 31, 2013 and 2012, respectively.

        The unrecognized compensation cost related to outstanding awards was $3.5 million and is expected to be recognized during the years ending December 31, 2014, 2015, 2016, and 2017 as follows (in thousands):

2014	$1,605
2015	1,246
2016	314
2017	314

Total	$3,479

        The Company-issued LTIP awards are summarized as follows:

Performance period					Intrinsic value at December 31, 2013
				Grant price
Start date	End date	Recipient	Units
1/1/2010	12/31/2012	CEO	190,000	$—	$3.1 million
1/1/2012	12/31/2014	BOD and Management	391,875	7.75	1.3 million
2/15/2013	12/31/2015	CEO, BOD, and Management	302,500	1.00	3.0 million
2/15/2013	12/31/2017	CEO and Management	155,000	1.00	1.5 million

			1,039,375

WOODSIDE HOMES COMPANY, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

(11) Leases

        The Company has operating lease agreements for its office facilities and miscellaneous equipment. Future minimum annual lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2013 were as follows (in thousands):

2014	$713
2015	479
2016	109
2017	3
2018	2
Thereafter	—

Total minimum lease payments	$1,306

        Total rental payments for the years ended December 31, 2013 and 2012 under the operating leases were $0.8 million. Included in the 2013 rental payments are amounts paid of $0.1 million under sale-leaseback transactions wherein the Company sells a home and leases it back for use as a model home.

(12) Commitments and Contingencies

  (a)    Surety Bonds

        The Company has obligations under certain development agreements with cities, counties, and other agencies related to the completion of roads, utilities, and other infrastructure related to land development for which surety bonds have been issued (Development Obligations). The Company is often required by municipalities to obtain development or performance bonds in support of the Development Obligations. At December 31, 2013, total development bonds were $43.2 million. The Company estimates it will incur approximately $19.6 million (unaudited) for completion of the Development Obligations. In the event that any such bonds are called, the Company may be required to reimburse the issuer; however, the Company does not expect that any currently outstanding bonds for the Development Obligations will be called.

  (b)    Legal Matters

        The Company is involved in various legal proceedings that arise from time to time in connection with the conduct of the Company's business. In the opinion of management, such proceedings will not have a material adverse effect on the Company's results of operations, financial position, or liquidity.

        As of December 31, 2013, the Company determined that it was not reasonably possible that a material loss had been incurred related to threatened or pending litigation for which it has been made aware. The Company evaluates its accruals for litigation and regulatory proceedings at least quarterly and, as appropriate, adjusts them to reflect (i) the facts and circumstances known to the Company at the time, including information regarding negotiations, settlements, rulings and other relevant events and developments; (ii) the advice and analyses of counsel; and (iii) the assumptions and judgment of management. Similar factors and considerations are used in establishing new accruals for proceedings as to which losses have become probable and reasonably estimable at the time an evaluation is made.

WOODSIDE HOMES COMPANY, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

(12) Commitments and Contingencies (Continued)

Based on experience, the Company believes that the amounts that may be claimed or alleged against the Company in these proceedings are not a meaningful indicator of a potential liability. The outcome of any of these proceedings, including the defense and other litigation-related costs and expenses the Company may incur, however, is inherently uncertain and could differ significantly from the estimate reflected in a related accrual, if made. Therefore, it is possible that the ultimate outcome of any proceeding, if in excess of a related accrual or if no accrual had been made, could be material to the Company's consolidated financial statements.

  (c)    Self-Insurance

        Certain insurable risks such as construction defect litigation are self-insured by the Company up to certain limits. The Company purchases commercial liability insurance from third parties that currently require a self-insured retention of $0.2 million per occurrence. The accrual balance of the self-insured retention was $1.7 million and $0.8 million as of December 31, 2013 and 2012, respectively, and is included in accrued liabilities in the consolidated balance sheets.

(13) Variable Interest Entities

        In the ordinary course of business, the Company enters into land purchase and lot option contracts to acquire rights to land. The use of such contracts generally allows the Company to reduce the market risks associated with direct land ownership and development, and to reduce the Company's capital and financial commitments, including interest and other carrying costs. Under such contracts, the Company typically pays a specified option or earnest money deposit in consideration for the right to purchase land in the future, usually at a predetermined price.

        In determining whether the Company is the primary beneficiary, the Company considers, among other things, whether the Company has the power to direct the activities of the VIE that most significantly impact the VIE's economic performance. Such activities would include, among other things, determining or limiting the scope or purpose of the VIE, selling or transferring property owned or controlled by the VIE, or arranging financing for the VIE. As a result of the analyses, the Company determined that, as of December 31, 2013 and 2012, it did not have the power to direct the aforementioned activities that most significantly impact the VIE's economic performance and therefore was not the primary beneficiary of any VIEs from which it had acquired rights to land.

        The Company's exposure to loss related to land purchase and option contracts with third parties and unconsolidated entities consisted of the Company's nonrefundable deposits totaling $7.7 million and $2.5 million as of December 31, 2013 and 2012, respectively. The total potential remaining purchase price under land purchase and option contracts was $178.5 million as of December 31, 2013.

(14) Reliant Structural Warranty

        During 2012, Reliant Structural Warranty Insurance Company, Inc. (Reliant), a subsidiary of Woodside Group entered into commutation agreements as to all future liabilities to Woodside Group and Century Communities, LLC and subsidiaries (Century) resulting in the Company no longer having any significant potential obligations as of December 31, 2012, related to Reliant policies. The Insurance Division of the State of Hawaii reviewed and approved the commutation agreements. Reliant paid

WOODSIDE HOMES COMPANY, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

(14) Reliant Structural Warranty (Continued)

$2.9 million to Century, and expunged all remaining liabilities in December 2012. Reliant retained $0.3 million in cash for operating expenses during its runoff period, which is expected to end December 31, 2018, at which time all remaining cash will be remitted to Century. The revenues and cost of revenues of Reliant are reflected in other revenues and other cost of revenues in the Statements of Operations.

(15) Quarterly Results (Unaudited)

        The following tables set forth unaudited selected financial data and operating information on a quarterly basis for the years ended December 31, 2013 and 2012 (in thousands, except per unit data).

	2013
	March 31	June 30	September 30	December 31
Total revenues	$76,696	100,512	113,903	150,069
Total gross margin	15,495	21,939	26,352	36,157
Income from operations	4,711	9,429	13,634	18,979
Net income	4,549	9,174	92	18,246
Class 1 and 2 — Basic and Diluted EPS	0.25	0.50	0.00	0.99

	2012
	March 31	June 30	September 30	December 31
Total revenues	$49,223	83,977	88,546	107,367
Total gross margin	9,048	13,357	16,608	20,298
Income from operations	1,186	3,908	6,179	8,112
Net income	272	3,683	6,110	7,633
Class A and B — Basic and Diluted EPS	0.03	0.39	0.61	—
Class 1 and 2 — Basic and Diluted EPS	—	—	0.02	0.41

(16) Subsequent Events

        The Company has evaluated subsequent events through March 17, 2014, which is the date these consolidated financial statements were available to be issued.

  Revolving Credit Facility

        On January 29, 2014, the Company entered into an unsecured revolving credit facility (the Facility), with two lenders. The Facility provides for revolving loans of up to $30 million (which may be increased to up to $100 million upon the Company's request subject to certain conditions) and matures on January 29, 2017. The revolving Facility bears a floating interest rate based on LIBOR and Prime rates, plus a spread. Unused fees are 0.5% for any unused portion of the Facility. The Facility is guaranteed by substantially all of the Company's subsidiaries. The total amount of available borrowings is subject to limitations based on specified percentages of the value of eligible cash, receivables, and inventory.

Appendix A

MARKET OVERVIEW

        This "Market Overview" section is based on a market study that was prepared in February 2014 (based on the most recent data available as of such date) for us in connection with this offering by John Burns Real Estate Consulting, LLC, or JBREC. Founded in 2001, JBREC is an independent research provider and consulting firm focused on the housing industry. This "Market Overview" section contains forward-looking statements which are subject to uncertainty. See "Cautionary Statement Concerning Forward-Looking Statements" and "—Use of Estimates and Forward-Looking Statements."

National Housing Market

        The U.S. housing market continues to improve from the cyclical low points reached during the 2007 - 2009 national recession and the extended housing correction. Between the 2005 market peak and 2011, new single-family home sales declined 76%, according to data compiled by the U.S. Census Bureau (the "Census Bureau"), and single-family home prices declined 33%, as measured by the S&P/Case-Shiller U.S. National Home Price Index. In 2011, some U.S. markets showed early indications of recovery as a result of an improving macroeconomic backdrop and strong housing affordability compared to historical data. The recovery gained momentum in 2012 and the housing markets in more regions of the country benefitted from declining inventory, stable to increasing home prices, and rising demand.

        In the first half of 2013, home sales and prices rose dramatically in many metropolitan areas, as very low resale home inventory drove consumers to new home communities that could supply new construction. In the second half of 2013, the housing market cooled somewhat as potential buyers considered the impacts of higher home prices and mortgage rates. Despite this recent slowing in sales activity, JBREC's outlook remains positive, with expectations of more moderate and sustainable growth ahead.

        In the twelve months ended November 2013:

  •
  New home sales increased to a seasonally adjusted annual rate of 464,000 according to the Census Bureau, which is 58% of the 1998 level (which JBREC considers healthy) of 800,000 nationally.

  •
  Homebuilding permits increased to 1,007,000 annually on a seasonally adjusted basis, according to the Census Bureau, and single-family permits increased by 10% year-over-year.

  •
  The national median resale single-family home price increased 9% year-over-year, according to data compiled by the National Association of Realtors, with sales volume up by 10%.

        Strong housing markets have historically been associated with favorable affordability, a healthy domestic economy, positive demographic trends such as population growth and household formation, low or falling mortgage rates, increases in renters that qualify as homebuyers, and locally based dynamics such as higher housing demand relative to housing supply. Most markets across the United States are experiencing a number of these positive trends. Relative to long-term historical averages, data compiled by the U.S. Bureau of Labor Statistics (the "BLS") and the Census Bureau show that the U.S. economy is creating more jobs than homebuilding permits issued and that the inventory of resale and new unsold homes is low. Affordability conditions remain attractive, but have moderated from recent peak levels, as measured by the ratio of average homeownership costs to median household income, due to rising prices and mortgage rates.

        Despite recent momentum, the U.S. housing market has not fully recovered from the 2007 - 2009 recession as consumer confidence remains below average levels, mortgage underwriting standards have tightened, and the number of delinquent mortgages remains elevated relative to historical averages. Additionally, real estate is a local industry and not all markets exhibit the same trends.

        The U.S. housing market is in phase three of a three-phase supply-constrained housing recovery, as described below:

  •
  Phase 1—job growth begins.

  •
  Phase 2—price appreciation occurs among low-priced homes in foreclosure, increasing resale prices to the point where purchasing a new home provides a good value compared to purchasing an existing home. Reduced resale inventory and great affordability create demand for new homes during this phase of the recovery.

  •
  Phase 3—strong demand and limited supply lead to considerable price appreciation in land-constrained markets, and a resurgence in construction activity in markets with sufficient land supplies. Price appreciation allows discretionary buyers to sell their existing homes and potentially purchase a new home.

        While conditions are improving, significant future growth is required to return to pre-recession housing market conditions.

  •
  Construction starts, as measured by the Census Bureau through the twelve months ended November 2013, were at 1.1 million units per year. This represents 73% of the stable level of 1.5 million annual starts, which is comparable to housing starts in 2000, a year that is reflective of a more stable market. Permits issued through the twelve months ended November 2013 are more than double the level of the low of 478,000 during the twelve months ended April 2009.

  •
  Existing home sales, as measured by the National Association of Realtors, were at 5.08 million annualized transactions through the twelve months ended November 2013. This volume is in line with what JBREC estimates to be a stable level based on the ratio of existing home sales activity per household during the 1990s, when the housing market was in a more balanced environment and many economic variables were near historical averages. Existing home sales had fallen to an annualized rate of 3.3 million transactions in July 2010.

  •
  New home sales were at 464,000 annualized transactions through the twelve months ended November 2013, as measured by the Census Bureau, representing 58% of a normal level of activity at 800,000 annual transactions. JBREC estimates 800,000 transactions to be a stable level based on new home sales activity during the late 1990s, when the new home market was in a more balanced environment and many economic variables were near historical averages. New home sales had fallen to 273,000 annualized transactions in February 2011.

  •
  Home affordability for the nation as measured by the Burns Affordability Index reached its most favorable levels in 30 years during the housing downturn, as prices and mortgage rates declined sharply. A combination of rising prices and mortgage rates in 2013 has increased the cost of housing relative to incomes of U.S. homebuyers, bringing affordability measures closer to the historical median level measured from 1981 to 2012.

        Demand.    Job growth is the most important factor for a healthy housing market. While year-over-year job growth is once again positive after significant losses from 2008 through 2010, the pace of growth remains moderate amidst fiscal uncertainty. Additionally, the rate of job growth in economic recoveries has slowed over the last 30 years, primarily as a result of the aging U.S. labor force, productivity improvements and globalization. Job growth for the twelve months ended November

2013 is at 1.7% and JBREC forecasts that job growth will grow at a 1.9% average annual rate from 2014 through 2016.

        By the end of 2014, the national economy is forecasted to have recovered all of the 7.7 million jobs lost between 2008 and 2010.

        According to data compiled by the Census Bureau and the BLS, the current average employment growth to homebuilding permit ratio for the country is 2.3. A balanced ratio in a stable market is 1.2 to 1.3. The ratio has remained above the stable market ratio for several quarters, due to a rise in employment growth coupled with historically low homebuilding permit levels. The relative excess job growth to homebuilding permit growth has spurred improved consumer confidence and new home sales over the last year, which is in turn driving increasing construction activity.

        JBREC expects household formations to average 1.33 million per year through 2016. The reduction in household formations for nearly all age groups from 2000 to 2010 was caused primarily by the economic distress in the late 2000s. Immigration is expected to add to the household and population growth as well, mostly concentrated in the 20 to 40 year old demographic.

        A lack of inventory is currently limiting sales activity in the existing home market, but sales are expected to grow through 2016 as rising prices encourage homeowners to list their homes, and also due to continued investor activity. After decreasing to 3.3 million transactions in July 2010 from a peak of nearly 7.1 million transactions three years prior, existing home sales transactions are currently just over 5.0 million according to the National Association of Realtors, hampered by a tight supply of homes on the market. JBREC forecasts that sales will rise to 5.5 million transactions in 2016, which would be slightly higher than the sales activity in 2001.

        Based on a review of over 160 markets, JBREC estimates the share of resale sales that were made for investment purposes was approximately 19% in the twelve months ended November 2013, which is down from a February 2012 level of 23%, per the National Association of Realtors. The elevated but declining share of distressed sales is expected to keep investor activity above normal levels in the near term. Many investors are converting distressed inventory to rentals for a long-term hold, which is aiding the recovery process by removing marginal inventory that otherwise depresses prices.

        The projected slow but steady job growth should support absorption of the rising new home supply, which is coming off historical lows. New single-family home sales transactions reached a trough in 2011 at 306,000 homes sold, according to the Census Bureau, and are forecasted to rise steadily to 725,000 sales in 2016. The 725,000 new single-family sales in 2016 is roughly equivalent to pre-boom 1996 and slightly lower than in 2007. The new home market currently has only 169,000 units of completed supply as of November 2013, which is still historically low but rising, and JBREC expects construction levels to increase as the price of housing rebounds.

        Supply.    JBREC forecasts new home permits and residential construction starts activity should steadily increase through 2016 at a rate that slightly exceeds the recoveries in past regional downturns, such as those in Houston in the late-1980s and Southern California in the late-1990s. With prices rising, and certain submarkets stabilized, homebuilder demand for lots is increasing substantially.

        Minimal land entitlement processing for residential development occurred during the housing downturn, so the supply of finished, or even approved, residential lots is currently limited. As such, a lag in the delivery of new lot supply is expected, especially in markets with prolonged approvals processes, such as California.

        The number of existing homes available for sale (not including "shadow inventory," which is the number of homes subject to a mortgage that are in some form of distress but that are not currently for sale) is near historically low levels but is starting to trend up. As of December 2013, there were 5.1 months of inventory supply on the market, which is significantly below the 11 months of inventory in December 2009.

        While the number of homes entering the foreclosure process is declining, the overall volume is still high relative to historical levels. According to the Mortgage Bankers Association, approximately 9.5% of all mortgages were delinquent as of the third quarter of 2013—nearly twice the pre-2008 level. The shadow inventory is still substantial, based on estimates by JBREC. This supply is likely to be sold or liquidated over the next several years. JBREC believes that banks will dispose of many of these distressed loans through either short sales, in which a lender agrees to accept a mortgage payoff at less than what is owed to facilitate a home sale, or foreclosures and will do so at a moderate rate so as to not impact home prices resulting from the liquidation. However, there is a risk that banks will change their philosophy and will instead decide to dispose of these distressed loans at a more rapid pace.

        The media has made much of the distress in the market, focusing on the homes that are in some form of delinquency or foreclosure. However, only 4% of the total housing units in the United States are in some sort of distress; the remaining 96% are not, according to estimates by JBREC.

        Affordability.    Affordability in the existing home market is near historically favorable levels nationally, looking back over the last 30 years. The ratio of annual housing costs (which are mortgage payments plus a portion of the down payment) for the median-priced resale home to the median household income reached a historical low (dating back to 1981) in late-2012, but is rising quickly and approaching the historical average.

        Due to rising mortgage rates coupled with rapid home price appreciation, affordability conditions nationally weakened significantly in the latter half of 2013, and will continue to weaken throughout 2014, reaching the historical median in 2015. While affordability conditions vary by market, most markets have experienced their most favorable historical affordability during this cycle.

        Home values continue to trend up, and the combination of continued low mortgage rates, a declining percentage of distressed sales, and low inventory levels are expected to drive rising home values. JBREC estimates national home values appreciated by approximately 10.5% during the twelve months ended November 2013, and forecasts national appreciation of 5.5% in 2014 and 4.4% in 2015, slowing to 2.8% by 2016. Many factors can influence this outlook. Continued purchases by the Federal

Reserve of mortgage-backed securities cause JBREC to believe that the Federal Reserve would like to see home prices rise.

        Increasing home price appreciation will likely be supported by low mortgage rates, which remain historically favorable, and are expected to remain low in the near term due to low inflation and global economic uncertainty. JBREC projects that average 30-year fixed mortgage rates will rise gradually to 5.8% by 2016, as increasing inflation and an improving economy drive rates higher after this period of particularly low inflation. However, as interest rates can change quickly, this expectation may not materialize.

        There is a strong case for steady home price appreciation in the near term:

  •
  Demand—demand has been growing much faster than the new home supply being added to the market, which has helped to reduce the excess existing housing supply in the market. With a very low level of excess supply, prices should rise as there will be multiple buyers for every house on the market for sale.

  •
  Affordability—some of the most favorable affordability levels in decades has made it easier for buyers to pay higher prices for homes. Although affordability is weakening rapidly, and will return to long-term historical averages by 2015 in most markets, affordability will remain favorable in the short term.

  •
  Investment—hard assets, such as real estate, are broadly considered an inflation hedge, and many investors will focus on inflation once the current deflation concerns subside. International investors sense an opportunity to buy U.S. real estate, partially thanks to favorable exchange rates. Also, large institutional investors as well as local investment groups see a great opportunity to buy homes at below replacement cost or below the historical price/income ratio, and have been driving prices up.

        The Bear Case.    While the fundamentals are in place for a recovery in the housing market, there are a number of factors that are slowing the recovery, including the following:

  •
  The market is experiencing a low level of activity from entry-level buyers due to a lack of savings, challenges with high back-end debt-to-income ratios, difficulties in obtaining credit, and uncertainty about the housing market and the economy. In addition, elevated student loan debt has made it more difficult for entry-level buyers to qualify for a loan.

  •
  A low level of home purchases by current homeowners is occurring due to the high loan-to-value ratios of many existing homeowners.

  •
  The economy could still experience slow and volatile growth in the years to come, and even a recession. Recessions caused by excess leverage, such as the recent recession, usually resolve over many years and the path is typically very volatile.

  •
  A moderate number of mortgaged homes will continue to go through the foreclosure process and will be sold under duress.

  •
  Mortgage rates could rise.

  •
  The implementation of qualified mortgage and qualified residential mortgage rules proposed in the Dodd Frank Wall Street Reform and Consumer Protection Act could make mortgages more difficult to obtain. The recent qualified mortgage definition recommended a 43% back-end debt-to-income ratio, which is generally more accommodative than the early 1990s. However, recent reductions in FHA loan limits in many metropolitan areas are significantly impacting some buyers' ability to qualify for a loan. The full impact of these changes cannot be quantified given the recent implementation, but it could cause home sales in the near term to be less than forecasted in selected markets.

  •
  Development and building costs are rising, which could negatively impact homebuilder margins and limit their interest in starting more communities and homes.

        In addition, the government deficit is substantial, and the United States could be subject to further credit rating downgrades until political leadership develops and executes a plan to address the deficit. A lack of fiscal accountability could cause U.S. economic problems for years to come.

        Conclusion.    In summary, housing is a risky asset class, but JBREC believes the outlook for the housing market is very favorable as a result of several factors, including the following:

  •
  Demand is strong.  The number of adults finding employment is exceeding new home supply by a ratio of 2.3 to 1.

  •
  Supply is low.  Resale inventory is well below the historical average months of supply, new home inventory is near an all-time low, and new construction is well below historical averages.

  •
  Affordability is historically favorable.  With mortgage rates close to 4.5% as of February 2014, and home prices in many markets still below peak levels, homeownership is an attractive financial option.

        JBREC forecasts that the excess housing distress of the recent downturn will clear and that home prices and construction should increase through 2016.

        The following table provides a summary of actual economic data and forecasts and estimates for the fourteen MSAs (determined based on data compiled by the U.S. Census Bureau) included in the Company's seven markets based on the most recent data available as of February 2014.

			Twelve months ended November 30, 2013
Market	Forecasted 2014 Home Value Appreciation(1)	Forecasted 2015 Home Value Appreciation(1)	Job Growth	YOY % Growth	Total Homebuilding Permits	YOY % Growth	Job Growth / Permit Ratio	Months of Resale Supply(2)
California—Central Valley
Bakersfield	8.2%	6.3%	4,300	1.7%	2,337	19.4%	1.8	2.2
Fresno	4.3%	2.5%	1,000	0.3%	2,103	11.9%	0.5	1.5
Hanford-Corcoran	4.8%	3.3%	1,100	3.1%	215	(38.4)%	5.1	4.4
Visalia-Porterville	7.3%	5.6%	(800)	(0.7)%	700	(20.1)%	(1.1)	2.3
California—Inland Empire
Riverside-San Bernardino	7.0%	4.4%	10,500	0.9%	8,262	45.2%	1.3	3.4
California—Sacramento
Sacramento	6.7%	4.8%	12,400	1.5%	4,324	37.5%	2.9	1.4
Stockton	7.1%	4.1%	4,800	2.5%	1,167	15.9%	4.1	1.3
Yuba-Sutter	6.8%	4.1%	2,000	5.3%	183	1.1%	10.9	1.8
Las Vegas
Las Vegas	9.6%	6.9%	20,300	2.4%	8,695	17.4%	2.3	4.3
Phoenix
Phoenix	5.1%	4.0%	41,600	2.3%	17,094	17.4%	2.4	2.9
Salt Lake City
Ogden-Clearfield	N/A (3)	N/A (3)	6,100	3.0%	2,279	(16.3)%	2.7	N/A	(3)
Provo-Orem	4.3%	3.1%	7,600	3.8%	3,148	29.4%	2.4	N/A	(3)
Salt Lake City	3.5%	2.3%	14,700	2.2%	5,249	44.1%	2.8	N/A	(3)
San Antonio
San Antonio	4.6%	3.5%	10,800	1.2%	7,917	(0.6)%	1.4	4.0

Woodside Markets Average/Total	6.1%	4.2%	136,400	1.8%	63,673	13.8%	2.8	2.7
United States	5.5%	4.3%	2,293,000	1.7%	958,000	18.0%	2.3	5.1

(1)
This information is contained in the market study provided to us by JBREC and is based upon various assumptions and forward-looking estimates. Actual results may differ materially from this forecast.

(2)
JBREC estimated months of supply as of December 31, 2013.

(3)
Data not available.

Riverside-San Bernardino, California Housing Market Overview

        The Riverside-San Bernardino MSA, often referred to as California's Inland Empire, is composed of Riverside and San Bernardino counties, located inland of Southern California's coastal region. With more than 4.4 million people and nearly 1.4 million households as measured by the Census Bureau, the metropolitan area represents a significant portion of the Southern California demographics. While maintaining its own economy, the Riverside-San Bernardino metropolitan area is considered a "bedroom" community because it provides a significant number of employees to businesses in the neighboring coastal counties of Los Angeles, Orange and San Diego. The housing recovery in the Inland Empire lagged that of Southern California's coastal markets, but solid fundamentals are in place to support continued home sales volume and price growth in this market. Because of the relative availability of land for traditional single-family detached lots, the Inland Empire will continue to be an important market for new single-family detached homebuilding activity in the greater Southern California region for years to come. The market also possesses opportunities for repositioning homes or other property types in older, established areas that are gentrifying.

        The Inland Empire's housing fundamentals continue to be favorable, which bodes well for future price appreciation in this market over the next three years. The John Burns Real Estate Consulting Housing Cycle Risk Index overall housing market fundamentals grade for this region has improved substantially since bottoming in 2008 as a result of improving fundamentals across the board. The improvement in the supply fundamentals is due to relatively low permit and resale inventory levels. The housing demand fundamentals have also strengthened as a result of improvement in job growth and home sales activity.

        According to data compiled by the BLS, Riverside-San Bernardino has a payroll employment level of nearly 1.2 million workers, and job growth is positive once again after the metropolitan area lost 147,000 jobs (11.6%) between 2008 and 2010. Among the Southern California markets, Riverside-San Bernardino experienced the largest overall job loss on a percentage basis during the recession. JBREC expects job growth ranging from 24,700 to 34,000 new jobs (2.1% to 2.9% annual growth) per year from 2014 to 2016.

        The largest employment sector in the metropolitan area as measured by the BLS is the Trade, Transportation and Utilities sector (25.5%), followed by the Government sector (18.9%), Education and Health Services sector (12.8%), and the Leisure and Hospitality sector (12.0%). Riverside-San Bernardino has a significantly higher concentration of jobs in the Trade, Transportation, and Utilities sector than the nation as a whole. Conversely, the metropolitan area has a lower overall concentration of jobs in the employment sectors that are considered to be higher-paying, such as Professional and Business Services and Financial Activities, than the national average.

        Population growth has slowed in Riverside-San Bernardino since the housing downturn, but still remains positive. According to data compiled by Moody's Analytics, the population growth for the twelve months ended November 2013 was 46,600 people (1.1% growth), which was down from average annual growth levels of 2.9% from 1998 through 2007. Similarly, the household growth for the twelve months ended November2013 was just 18,600 households (1.4% growth) following a decade of 2.6%

average annual growth. JBREC estimates population growth should average 1.1% and household growth should average 1.8% per year from 2014 - 2016.

        As of November 2013, the median household income in Riverside-San Bernardino was $54,002 as measured by Moody's Analytics, which is just below the national average. The median income peaked above $57,400 in 2008, and declined from 2009 through 2011. JBREC assumes average growth in the median income of 2.8% per year from 2014 through 2016.

        According to data compiled by DataQuick, existing home sales activity declined in recent years following a temporary increase in 2008 and 2009 stimulated by tax credits, but is positioned for a rebound. In the twelve months ended November 2013, sales had reached 65,241 transactions, representing a nearly 63% increase from the 2007 market trough of 39,946 transactions. Following the increase in sales activity in 2008 and 2009 referenced above, the existing home sales volume in Riverside-San Bernardino slowed in 2010 and 2011 as the tax credits began to expire and the number of homes on the market began to decline. JBREC forecasts steady improvement to 82,900 transactions by 2016. The median existing home price declined nearly 58% from 2006 to 2009 as sales activity moved to the lower price points and home values depreciated. The median existing home price has trended up since 2011 and is similar to levels seen in early 2004.

        The new home sales activity in Riverside-San Bernardino is quickly rising from trough levels in 2011 according to DataQuick, and JBREC expects new home sales activity to further increase as both demand and supply return to the market. New home sales totaled 6,537 in the twelve months ended November 2013, and are substantially lower than the 2005 peak of more than 39,600 new home transactions. JBREC forecasts new home sales to rise to 11,000 by 2016, which remains well below this market's historical peak. The median new home price is rapidly rising after two years of little to no growth from 2009 through 2011. However, new home prices in this environment of compressed new home sales volume can be heavily influenced by the mix of home types being sold at any given time. As a result, resale home prices are a better indication of housing market trends in the Inland Empire.

        Resale home values in the Riverside-San Bernardino MSA increased sharply during the twelve months ended November 2013, following five years of declining values, according to the Burns Home Value Index. The index shows that resale home values in the MSA grew by 27.2% during the twelve months ended November 2013. JBREC forecasts home values to rise by 7.0% in 2014 and 4.4% in 2015, with annual appreciation trailing off to 2.5% in 2016.

        According to the Census Bureau, Riverside-San Bernardino's homebuilding permit activity rose steadily during the twelve months ended November 2013, but was still only approximately one-sixth of the highest level of permits pulled during the mid-2000s. The trough of the market for construction activity occurred in 2011 at 4,736 total homebuilding permits, which was just 9% of the nearly 51,500 homebuilding permits issued in 2004. During the twelve months ended November 2013, Riverside-San Bernardino issued 8,262 homebuilding permits, which is slightly less than the demand for new housing construction generated by the recent improvement in employment growth. Over the

30-year period from 1983 through November 2013, 80% of the homebuilding permits issued in the Inland Empire were for single-family detached homes.

        Demand for new housing slightly exceeded the new supply being added to the market for the twelve months ended November 2013. According to data compiled by the Census Bureau and the BLS, the employment growth to homebuilding permit ratio for the twelve months ended November 2013 was 1.3, as compared to the 1.4 average ratio for the market from 1991 through 2007. JBREC expects this ratio to average 2.4 new jobs for each new housing permit from 2014 through 2016 as job growth continues to improve and permit activity remains relatively low.

        Resale listings in Riverside-San Bernardino are very low, causing the resale market to become more competitive and leading to increases in prices. As of December 2013, Riverside-San Bernardino had 18,650 homes listed on the market, which represented an increase of 12% from the prior year. But, at their peak in 2007, listings surpassed 64,000 homes on the market. The level of listings in December 2013 equated to only 3.4 months of supply, based on existing home sales activity during the twelve months ended November 2013, representing a significant drop from the more than 18 months of supply in early 2008. A 6.0 month supply is considered equilibrium for most markets.

        In addition to the limited resale supply in the market, pre-foreclosure notices have been rapidly trending downward. Pre-foreclosure notices are an indicator of future distressed home sales. According to RealtyTrac, in the twelve months ended December 2013, nearly 15,000 pre-foreclosure notices had been issued, representing a 60% decline from the prior year and an 85% decline from the peak in 2009.

        While the level of future distress is declining, there remains a relatively high level of distressed homes that are not yet on the market. JBREC estimates that as of September 2013, shadow inventory amounted to approximately 36,800 homes, or 6.1 months of supply. This is nearly two times the level of listings that are currently on the market. JBREC believes that the pace of distressed sales will be slow enough that home prices will not be affected.

        When comparing the cost of home ownership dating back to 1981 with the median household income, affordability conditions in the Riverside-San Bernardino market reached their historical best level in early 2012. Affordability has weakened rapidly since 2012 due to rising prices and rising mortgage rates and has now reached the market's historical average. JBREC expects affordability conditions in the Inland Empire to continue to worsen through 2016 as prices and mortgage rates continue to increase.

        In summary, Riverside-San Bernardino is one of the largest new housing markets in California and has numerous submarkets, all with unique characteristics (similar to the greater Los Angeles MSA). While this housing market has been impacted significantly by the distress of the recent downturn and is slightly lagging the neighboring Southern California housing markets in the recovery, the longer term prospects for homebuilders in the Inland Empire are positive due to recent low levels of new supply, availability of land, and returning job growth.

Visalia, CA Housing Market Overview

        The Visalia-Porterville metro consists of Tulare County, and is located in the San Joaquin Valley, near the geographic center of California. The city of Visalia is the administrative center, or seat of government, for Tulare County, and serves as an economic and governmental center to one of the most productive agricultural counties in the country. Agriculture is the primary industry in the metro area, with major crops and livestock that include grapes, olives, cotton, citrus, and nursery products.

Significant manufacturing sectors include distribution and manufacturing facilities for items such as electronics and paper products. The housing market was hit especially hard during the most recent downturn, as resale prices fell 49% from the peak in2005 to the trough in 2011. However, market conditions have recovered rapidly since.

        The housing fundamentals of the Visalia-Porterville metro have shown considerable improvement in recent years, based on improvement in affordability and gains in demand relative to supply, which is a positive sign for continued home price appreciation in this market. The affordability fundamentals are good, with prices comparable to 2003-2004 levels, at the same time that mortgage rates are at 4.5% as of February 2014. Although overall fundamentals will remain strong through 2016, fundamentals will weaken slightly over the next several years as price and interest rate increases will outpace income growth.

        There are 111,000 non-farm payroll jobs in the Visalia-Porterville metro area as of November 2013, and employment growth turned positive in 2011 and 2012 after job losses in 2009 and 2010. The metro area lost 8,000 jobs (7.0%) from 2009 through 2010. However, the Visalia-Porterville MSA added 3,100 jobs (2.9% growth) from 2011 to 2012. JBREC expects improving employment growth averaging nearly 2,700 jobs per year (2.4% annual growth) from 2014 through 2016.

        In Visalia-Porterville, the largest sector of employment is Government (26%), followed closely by Trade, Transportation and Utilities (24%). The next band of employment sectors are Manufacturing (11%), Education and Health Services (10%), Professional and Business Services (9%), and Leisure and Hospitality (9%). Besides the County of Tulare, headquartered in Visalia, the largest employers in Visalia-Porterville include Kaweah Delta Health Care District, College of the Sequoias, Cigna HealthCare, and Josten's Commercial Printing. Not captured in the non-farm payroll data is a significant economy based on agriculture and livestock, especially dairy production, grapes, olives, cotton, and citrus. The MSA is one of the most productive agricultural regions in the nation and leads the nation in dairy production with more than $1.6 billion of production in 2012, according to the 2012 Tulare County Agriculture Crop and Livestock Report. It is important to note that recent job losses do not take into the account the effect that the drought in the Central Valley may have had on farm jobs, which are considered non-payroll jobs and therefore aren't included in employment numbers.

        The population and number of households continue to grow at a relatively steady pace in the Visalia-Porterville MSA, with continued growth expected in the near term. Over the twelve months ended November 2013, the population rose to 463,700 adding an estimated 9,000 residents (2.0% growth) from one year prior. JBREC anticipates annual population growth of approximately 8,300 (1.8% growth) and annual household growth of approximately 3,100 (2.2% growth) for 2014 through 2016.

        As of November 2013, the median household income in the Visalia-Porterville metro area was $42,016, increasing from the dip from 2009 through 2012, but still below the peak of $43,950 in 2008. JBREC expects continued increases in incomes, with average growth of 2.5% for 2014 through 2016.

        Existing home sales in the Visalia-Porterville metro area have begun to level off following a steady increase from the trough in 2007 to 2011. In the twelve months ended November 2013, existing home sales for the area slipped to 4,395, down 3.3% versus the twelve-month period ending November 2012, but up 59% from the trough in 2007. Existing home sales remain well below the peak level of 6,226 transactions in 2005. JBREC expects resale sales to reach 5,000 transactions in 2015 and 2016. The median existing single-family detached home price declined by 49% from the peak in 2006 to the trough in 2011, representing the withdrawal of generous lending and a correction from unsustainable prices. As of November 2013, the median single-family detached existing home price was $145,000, which was up 12% from November 2012.

        The new home sales volume in the Visalia-Porterville MSA continues to decline, but at a decelerating pace. During the twelve months ended November 2013, new home sales fell to 584 transactions, and are at levels last seen in the early-1990s. By comparison, new home sales in the MSA reached 2,105 in 2007, and surpassed 1,000 transactions per year for ten consecutive years from 1999 through 2008, indicating the potential new home demand in this metro area. JBREC projects new home sales will reach 700 transactions in 2014 and 1,000 transactions in 2016. The median new home price as of November 2013 was $219,500, which was down 9% from November 2012, and still far below the peak of $313,000 attained in 2006. The median new home price can be heavily influenced by the mix of home types and sizes being sold at any given time. As a result, resale home prices are a better indication of market trends, especially given the very low level of new homes that are transacting.

        Resale home values in the Visalia MSA are poised for continued positive growth in 2014, according to the Burns Home Value IndexTM. After growing 15.1% during the twelve months ended November 2013, JBREC forecasts existing home values to rise by 7.3% in 2014, 5.6% in 2015, and 3.1% in 2016. The predicted slowing in home value appreciation is based on the current decrease in affordability conditions resulting from the combination of steadily increasing prices and rising mortgage rates.

        Single-family residential construction has begun to rebound from trough levels during the housing downturn, with continued growth projected in the near future. Because of the availability of land suitable for single-family detached residential development and relative affordability of for-sale housing, new single-family construction has tended to be higher than multifamily construction in the Visalia-Porterville area. Single-family homebuilding permits had fallen to a total of 544 units in 2012, but rose to 642 over the twelve months ended November 2013. By comparison, single-family homebuilding permits topped 2,900 units in 2005. Single-family homebuilding permits are expected to rise to 1,300 in

2016, which is still well below peak levels. Multifamily permits totaled only 58 during the twelve months ended November 2013 and are projected to rise to 200 units in 2016.

        The demand currently being generated for housing is lower than the new supply being added to the market, with a job decline in the twelve months ended November 2013. However, job growth is expected to outpace homebuilding activity through 2016 with an employment growth-to-permit ratio averaging 2.1 for 2014 through 2016.

        Resale listings in the Visalia-Porterville metro area remain low, despite rising steadily through most of 2013. Low supply could lead to more competitiveness and increasing prices in the resale market. As of December 2013, the MSA had just 828 homes listed on the market, which represented a 22% increase from one year prior. The December 2013 level of listings translates to only 2.3 months of supply, based on existing home sales activity over the twelve months ended November 2013. A 6.0 month supply is considered equilibrium for most markets. In contrast, inventory in March 2008 constituted 8.9 months of supply. Given the low levels of inventory, existing homes are being quickly purchased when they come to market, whether by investors or by households planning to occupy the residences.

        Pre-foreclosure notices continue to decline in the Visalia-Porterville metro area, which is a positive sign for home prices, as pre-foreclosure notices are an indicator of future distress. In the twelve months ended December 2013, just over 1,150 notices were issued, representing a 56% decline from one year prior and a 78% decline from the peak in 2009.

        While the number of homes falling into pre-foreclosure is declining, there is a significant number of potential distressed homes that are not on the market. JBREC estimated the shadow inventory as of September 2013 at 2,893, or about 7.9 months of supply. This level of shadow inventory is a more than three times the very low level of listings on the market at that time. JBREC believes that the pace of distressed sales will be slow enough that home prices will not be materially negatively impacted.

        When comparing the monthly costs of owning the median-priced home with the median household income, affordability conditions are good in relation to history in the Visalia-Porterville metro area. JBREC estimates that affordability conditions reached their historical best level in late 2011 and early 2012 and have gradually weakened since due to price and mortgage rate increases. Affordability will continue weakening through 2016 as home prices and mortgage rates are expected to continue to rise.

        In summary, the housing fundamentals in the Visalia-Porterville metro area remain good. Prices are relatively low and, at the same time, mortgage rates remain near historic lows. The combination of overcorrected prices, low mortgage rates and low levels of homes for sale supports a cyclic recovery and optimism regarding home prices and new home construction in this market. Stronger job growth will need to return to the metro in order for the housing market to fully recover from the most recent market downturn.

Fresno, CA Housing Market Overview

        The Fresno metropolitan area, consisting entirely of the County of Fresno, is located in the Central Valley of California, south of Stockton and north of Bakersfield. This metro has 962,500 residents and 303,700 households. The city of Fresno, which is the county seat, is the fifth largest city in California by population. The Fresno MSA is located in the center of the San Joaquin Valley, widely touted as the most agriculturally rich region in the United States. Agriculture is the primary industry in the metro area, with major crops and livestock that include grapes, cotton, almonds, tomatoes, and cattle. The housing market was hit especially hard during the most recent downturn, as resale prices fell 53% from 2006 to 2011. However, market conditions have recovered rapidly since.

        The housing fundamentals of the Fresno metro have shown substantial improvement since a low point in 2008, based largely on gains in demand relative to supply, which is a positive sign for continued home price appreciation in this market. The improvement in the overall fundamentals is the result of improving job growth, better than normal affordability, and the turning of the business cycle. The affordability fundamentals are good, with prices comparable to 2003 levels, at the same time that mortgage rates are at 4.5% as of February 2014. Although overall fundamentals will remain favorable through 2016, fundamentals will weaken steadily over the next several years as price and interest rate increases will outpace income growth.

        There are 288,400 non-farm payroll jobs in the Fresno metro, and employment growth turned positive in 2011 after job losses from 2008 through 2010. The metro area lost 26,900 jobs (8.8%) from 2008 through 2010. However, since then, the Fresno MSA has been slowly growing, adding 1,000 jobs (0.3% growth) from December 1, 2012 through November 30, 2013. JBREC expects improving employment growth averaging 6,933 jobs per year (2.4% annual growth) from 2014 - 2016.

        The employment distribution in Fresno is similar to the country as a whole, with some notable exceptions. The largest non-farm sector of employment is Government (22.2%), followed by Trade, Transportation and Utilities (20.6%), and Education and Health Services (14.9%). Fresno generally has a lower concentration of employment in higher-income sectors, such as Professional and Business Services and Financial Activities, than the country as a whole. The city of Fresno serves as the economic hub of Fresno County and California's San Joaquin Valley. Besides various governmental agencies, the largest employers in the Fresno MSA include Kaiser Permanente, Pelco by Schneider Electric, and Foster Farms. The unincorporated area and rural cities surrounding the city of Fresno remain predominantly tied to large-scale agricultural production. It is important to note that recent job growth does not take into the account the effect that the drought in the Central Valley may have on farm jobs, which are considered non-payroll jobs and therefore aren't included in employment numbers.

        The population and number of households continue to grow at a relatively steady pace in the Fresno MSA, with continued growth expected in the near term. Over the twelve months ended November 30, 2013, the population rose to 962,500, adding 9,500 (1.0%) residents from a year prior.

JBREC anticipates annual population growth of approximately 9,967 (1.0% growth) and annual household growth of approximately 4,567 (1.5% growth) for 2014 through 2016.

        As of November 2013, the median household income in the Fresno metro area was $44,591, increasing from the most recent trough of 2011 and 2012, but still below the peak of $46,094 in 2007. JBREC expects continued increases in incomes, with average annual growth of 3.2% for 2014 through 2016.

        Existing home sales in the Fresno metro area are down slightly from a year ago due primarily to limited inventory. In the twelve months ended November 30, 2013, existing home sales for the area slipped to 9,298, down 3% versus the 12 month period ending November 30, 2012, but up 46% from the trough in 2007. At the November 2013 rate, existing home sales were still well below the peak level of 14,395 in 2005. JBREC expects resale sales to reach 10,100 transactions in 2014 and 11,500 transactions by 2016. The median existing single-family detached home price declined by 51% between 2006 and 2011, representing the withdrawal of generous lending and a correction from unsustainable prices. As of November 2013, the median single-family detached existing home price was $190,500, which was up 31% from November 2012.

        The new home sales volume during the twelve months ended November 30, 2013 increased sharply following six years of decline in the Fresno MSA, but remains well below the boom years. New home sales transactions totaled 1,502 for the twelve months ended November 30, 2013, which was up 26% from a year prior. By comparison, new home sales in the MSA reached 4,679 in 2006, and surpassed 3,000 transactions per year for five consecutive years from 2003 through 2007, indicating the strength of the boom in this market. JBREC projects new home sales will reach 2,000 transactions in 2014 and 2,900 transactions by 2016. The median new home price as of November 2013 was $289,750, which was up 24% from November 2012, but still far below the peak of $351,188 attained in 2006. The median new home price can be heavily influenced by the mix of home types and sizes being sold at any given time. As a result, resale home prices are a better indication of market trends, especially given the very low level of new homes that are transacting.

        Resale home values in the Fresno MSA are poised for continued positive growth in 2014, according to the Burns Home Value IndexTM. After growing 19.4% during the twelve months ended November 2013, JBREC forecasts resale home values to rise by 4.4% in 2014, 2.5% in 2015, and 1.4% in 2016. The predicted home value appreciation is based on the over-correction of the housing cycle on the downside, favorable affordability conditions resulting from the combination of relatively low prices and low mortgage rates, and an expected improvement in job growth.

        Single-family construction has begun to rebound from trough levels during the housing downturn, with continued growth projected in the near future. Because of the availability of land suitable for residential development, new single-family construction has tended to be higher than multifamily construction in the Fresno area. Single-family homebuilding permits had fallen to a total of 1,289 units in 2011, but rose to 1,789 over the twelve months ended November 2013. By comparison, single-family homebuilding permits topped 5,000 units in 2004 and 2005. Single-family homebuilding permits are expected to rise to 3,400 in 2016, which is still well below peak levels. Multifamily permits totaled only 314 during the twelve months ended November 2013 and are projected to rise to 420 units by 2016.

        The demand being generated for housing is less than the new supply being added to the market, with job growth in the twelve months ended November 2013 falling short of the number of homebuilding permits issued in that same time period. Job growth is expected to improve and outpace homebuilding activity through 2016 with an employment-to-permit ratio averaging 2.2 from 2014 - 2016.

        Resale listings in the Fresno metro area are very low, despite rising steadily through most of 2013. Low supply could lead to more competitiveness and increasing prices in the resale market. As of December 2013, the MSA had just 1,178 homes listed on the market, which represented an 8% decrease from one year prior. The December 2013 level of listings translates to only 1.5 months of supply, based on existing home sales activity over the twelve months ended November 2013. A 6.0 month supply is considered equilibrium for most markets. In contrast, inventory in May 2008 constituted 10.2 months of supply. Given the low levels of inventory, existing homes are being quickly purchased when they come to market, whether by investors or by households planning to occupy the residences.

        Pre-foreclosure notices are declining rapidly in the Fresno metro area, which is a positive sign for home prices, as pre-foreclosure notices are an indicator of future distress. In the twelve months ended December 2013, just over 2,500 notices were issued, representing a 56% decline from one year prior and an 80% decline from the peak in 2009.

        While the number of homes falling into pre-foreclosure is declining, there is a significant number of potential distressed homes that are not yet on the market. JBREC estimated the shadow inventory as of September 2013 at 6,656, or about 7.7 months of supply. This level of shadow inventory is about three and a half times the very low level of listings on the market at that time. JBREC believes that the pace of distressed sales will be slow enough that home prices will not be impacted.

        When comparing the monthly costs of owning the median-priced home with the median household income, affordability conditions remain good in relation to history in the Fresno metro area. JBREC estimates that affordability conditions reached their historical best level in early 2012 and have rapidly weakened since due to price and mortgage rate increases. Affordability will continue weakening and will reach the market's historical average by 2015 as home prices and mortgage rates are expected to continue to rise.

        In summary, the housing fundamentals in the Fresno metro remain good. Prices remain relatively low and, at the same time, mortgage rates remain near historic lows. The combination of tremendously low levels of new and resale homes for sale and expected continued job growth supports optimism regarding home prices and construction in this market through 2016.

Bakersfield, CA Housing Market Overview

        The Bakersfield metropolitan area, comprised entirely of Kern County, is located at the southern end of the California Central Valley. The metro's economy is heavily linked to agriculture and to petroleum extraction. The metro accounts for one-tenth of overall U.S. oil production, and three of the five largest U.S. oil fields are located in the MSA (according to the U.S. Bureau of Land Management). There is also strong aviation, space, and military presence in the metro area, such as Edwards Air Force Base and China Lake Naval Air Weapons Station. The MSA's close proximity to mountain passes, primarily the Tejon Pass on Interstate Highway 5 between the Los Angeles metropolis and the central San Joaquin Valley, has made the city a transportation hub. In addition, the city of Bakersfield has grown by more than 400% since 1970, making it one of the fastest growing cities in California.

        The housing fundamentals of the Bakersfield metro have shown considerable improvement in the last two years, based largely on gains in demand relative to supply, which is a positive sign for continued home price appreciation in this market. The improvement in the overall fundamentals is the result of improving job growth, better than normal affordability, and the turning of the business cycle. The affordability fundamentals are favorable, with prices comparable to 2003-2004 levels, at the same time that mortgage rates are at 4.5% as of February 2014. Although overall fundamentals will remain favorable through 2016, fundamentals will weaken steadily over the next several years as price and interest rate increases will outpace income growth.

        There are 250,200 non-farm payroll jobs in the Bakersfield metro, and employment growth turned positive in 2011 after job losses from 2008 through 2010. The metro area lost 12,400 jobs (5.2%) from 2008 through 2010. However, since then, the Bakersfield MSA has been growing and added 4,300 jobs (1.7% growth) from December 2012 through November 2013. JBREC expects improving employment growth averaging 5,300 jobs per year (2.1% annual growth) from 2014 through 2016.

        The largest non-farm sector of employment in the Bakersfield MSA is Government (24.0%), followed by Trade, Transportation and Utilities (19.4%), Construction (12.6%), and Education and Health Services (11.7%). The largest employer by far is the Edwards Air Force Base, employing over 11,000 people in the Bakersfield MSA. Beside governmental and educational organizations at various levels, other large employers in the metro include Giumarra Vineyards, Grunway Farms, and Wm. Bolthouse Farms. Not captured in the non-farm payroll data is a significant agricultural presence within the Bakersfield area, as Kern County is the fourth most productive agricultural county (by value) in the United States. However, it is important to note that recent job growth does not take into the account the effect that the drought in the Central Valley may have on farm jobs, which are considered non-payroll jobs and therefore aren't included in employment numbers.

        The population and number of households continue to increase in the Bakersfield MSA, although growth is down significantly compared to the boom years in the mid-2000s. Over the twelve months ended November 2013, the population rose to 870,400, adding 9,300 (1.1%) residents from a year prior. JBREC anticipates average annual population growth of approximately 9,300 (1.1% growth) and average annual household growth of approximately 2,733 (1.0% growth) for 2014 through 2016.

        As of November 2013, the median household income in the Bakersfield metro area was $49,330, increasing 5.4% from a year prior, and is now at the highest level in the market's history. JBREC expects continued increases in incomes, with average annual growth of 2.8% for 2014 through 2016.

        Existing home sales in the Bakersfield metro area have steadily declined since 2011, primarily due to limited inventory levels. In the twelve months ended November 2013, existing home sales for the area slipped to 9,996, down 5% versus the twelve month period ending November 2012, but up 34% from the trough in 2007. At the November 2013 rate, existing home sales were still well below the peak level of 17,818 in 2005. JBREC expects resale sales to reach 13,700 transactions by 2016. The median existing single-family detached home price declined by 53% between 2007 and 2011, representing the withdrawal of generous lending and a correction from unsustainable prices. As of November 2013, the median single-family detached existing home price was $173,250, which was up 33% from November 2012.

        The new home sales volume during the twelve months ended November 2013 increased sharply following declining activity from 2007 through 2011 in the Bakersfield MSA. New home sales transactions totaled 1,708 for the twelve months ended November 2013, which was up 36% from a year prior. By comparison, new home sales in the MSA reached 5,765 in 2006, and surpassed 3,000 transactions per year for six consecutive years from 2002 through 2007, indicating the strength of the boom in the new home market. JBREC projects new home sales will reach 1,900 transactions in 2014 and 2,800 transactions by 2016. The median new home price as of November 2013 was $246,000, which was up 13% from November 2012, but still far below the peak of $327,188 attained in 2006. The median new home price can be heavily influenced by the mix of home types and sizes being sold at any given time. As a result, resale home prices are a better indication of market trends, especially given the very low level of new homes that are transacting.

        Resale home values in the Bakersfield MSA are poised for continued positive growth in 2014, according to the Burns Home Value IndexTM. After growing 22.8% during the twelve months ended November 2013, JBREC forecasts resale home values to rise by 8.2% in 2014, 6.3% in 2015, and 3.3% in 2016. The predicted home value appreciation is based on the over-correction of the housing cycle on the downside, and the current favorable affordability conditions resulting from the combination of relatively low prices and low mortgage rates.

        Single-family construction has begun to rebound from trough levels during the housing downturn, with continued growth projected in the near future. Because of the availability of land suitable for residential development and the relative affordability of for-sale housing, new single-family construction has tended to be higher than multifamily construction in the Bakersfield area. Single-family homebuilding permits had fallen to a total of 712 units in 2011, but rose to 1,590 over the twelve months ended November 2013. By comparison, single-family homebuilding permits topped 7,600 units in 2005. Single-family homebuilding permits are expected to rise to 3,300 in 2016, which is still well below peak levels. Multifamily permits totaled only 747 during the twelve months ended November 2013 and are projected to rise to 950 units by 2016.

        The demand being generated for housing is greater than the new supply being added to the market, with job growth in the twelve months ended November 2013 outpacing the number of homebuilding permits issued in that same time by almost two to one. Job growth is expected to outpace homebuilding activity through 2015, with the employment-to-permit ratio falling to 1.0 by 2016.

        Resale listings in the Bakersfield metro area remain very low, despite rising through most of 2013. Low supply could lead to more competitiveness and increasing prices in the resale market. As of December 2013, the MSA had just 1,854 homes listed on the market, which represented a 17% increase from one year prior. The December 2013 level of listings translates to only 2.2 months of supply, based on existing home sales activity over the twelve months ended November 2013. A 6.0 month supply is considered equilibrium for most markets. In contrast, inventory in March 2008 constituted 9.4 months of supply. Given the low levels of inventory, existing homes are being quickly purchased when they come to market, whether by investors or by households planning to occupy the residences.

        Pre-foreclosure notices are declining rapidly in the Bakersfield metro area, which is a positive sign for home prices, as pre-foreclosure notices are an indicator of future distress. In the twelve months ended December 2013, just over 2,515 notices were issued, representing a 56% decline from one year prior and an 84% decline from the peak in 2009.

        While the number of homes falling into pre-foreclosure is declining, there is a significant number of potential distressed homes that are not yet on the market. JBREC estimated the shadow inventory as of September 2013 at 5,949, or about 6.0 months of supply. This level of shadow inventory is nearly three times the very low level of listings on the market at that time. JBREC believes that the pace of distressed sales will be slow enough that home prices will not be impacted.

        When comparing the monthly costs of owning the median-priced home with the median household income, affordability conditions remain good in relation to history in the Bakersfield metro area. JBREC estimates that affordability conditions reached their historical best level in early 2012 and have rapidly weakened since due to price and mortgage rate increases. Affordability will continue weakening through 2016 as home prices and mortgage rates are expected to continue to rise.

        In summary, the housing fundamentals in the Bakersfield metro remain favorable. The combination of overcorrected prices, low mortgage rates and tremendously low levels of homes for sale supports a cyclic recovery and optimism regarding prices and construction in this market.

Hanford-Corcoran, CA Housing Market Overview

        The Hanford-Corcoran metropolitan area, comprised of Kings County, is located in the San Joaquin Valley of California, south of Fresno and west of Visalia. This metro has 153,400 residents and 43,200 households as of November 2013. The city of Hanford is a prominent commercial center for the south central San Joaquin Valley. The Hanford-Corcoran MSA includes the Naval Air Station Lemoore, the Navy's largest master jet base, and three state prisons, which drive the government sector as a leading employer. The metro area's housing market was hit especially hard during the most recent downturn, as resale prices fell 42% from the peak in 2006 to the trough in 2011. However, market conditions have recovered in the last several years.

        The housing fundamentals of the Hanford-Corcoran metro area have shown substantial improvement since a low point in 2009, based largely on gains in demand relative to supply, which is a positive sign for continued home price appreciation in this market. The affordability fundamentals are good, with prices comparable to 2003-2004 levels, at the same time that mortgage rates are at 4.5% as of February 2014. Although overall housing market fundamentals will remain favorable through 2016, these fundamentals will begin to weaken over the next several years as price and interest rate increases will outpace income growth.

        There are 36,600 non-farm payroll jobs in the Hanford-Corcoran metro area as of November 2013, and employment growth turned slightly positive in 2011 after job losses from 2009 through 2010. The metro area lost 2,000 jobs (5.3%) during 2009 and 2010. Job growth was minimal in 2011 and 2012, adding just 100 jobs in each year, but the MSA added 1,100 jobs (3.1% growth) in the 12 months from December 2012 through November 2013. JBREC expects improving employment growth averaging 700 jobs per year (1.9% annual growth) from 2014 through 2016.

        Many residents in Hanford-Corcoran work at the Naval Air Station Lemoore, the Navy's largest master jet base, or for the one of the three state prisons located in Kings County. Therefore, by far the largest non-farm employment sector is Government (40%), followed by Trade, Transportation and Utilities (16%), Education and Health Services (13%), and Manufacturing (12%). Hanford-Corcoran generally has a lower concentration of employment in higher-income sectors, such as Professional and Business Services and Financial Activities, than the country as a whole. The city of Hanford serves as a major trading center serving the surrounding agricultural area. Besides various governmental agencies, the largest employers in the Hanford-Corcoran MSA include Adventist Health System, Del Monte Foods Co., Marquez Brothers International, and Central Valley General Hospital. It is important to note that recent job growth does not take into the account the effect that the drought in the Central Valley may have on farm jobs, which are considered non-payroll jobs and therefore aren't included in employment numbers.

        The population and number of households are expected to grow at a relatively steady pace in the near term in the Hanford-Corcoran MSA. Over the twelve months ended November 2013, the population rose to 153,400, adding 1,300 (0.9%) residents from one year prior. JBREC anticipates annual population growth of approximately 1,400 (0.9% annual growth) and annual household growth of approximately 600 (1.4% annual growth) for 2014 through 2016.

        As of November 2013, the median household income in the Hanford-Corcoran metro area was $45,763, which is an improvement from depressed levels from 2010 through 2012, but still below the peak of $47,109 in 2008. JBREC expects continued increases in incomes, with average annual growth of 2.7% for 2014 through 2016.

        Existing home sales in the Hanford-Corcoran metro area are down slightly from one year ago, due in part to limited inventory. In the twelve months ended November 30, 2013, existing home sales for the area slipped to 1,121, down 6% versus the twelve month period ending November 2012, but up 151% from the trough in 2008. By comparison, the peak year for existing home sales in the MSA was 1,200 transactions in 2004. JBREC expects resale sales to reach 1,200 transactions in 2014 and remain at the same level for 2015 and 2016. The median existing single-family detached home price declined by 36% from the 2006 peak to the 2009 trough, representing the withdrawal of generous lending and a correction from unsustainable prices. As of November 2013, the median single-family detached existing home price was $150,000, which was up 16% from November 2012.

        The new home sales volume started to trend up in 2012 following six years of decline from 2005 through 2011 in the Hanford-Corcoran MSA, but remains well below peak levels for this market. New home sales transactions totaled 206 for the twelve months ended November 2013, which was up 49% from one year prior. By comparison, new home sales in the MSA reached 642 transactions in 2005, and surpassed 500 transactions per year for five consecutive years from 2003 through 2007, indicating the strength of the boom during this time period. JBREC projects new home sales will reach 300 transactions in 2014 and 400 transactions in 2015 and 2016. The median new home price as of November 2013 was $231,250, which was up 5% from November 2012, but still far below the peak of $304,202 attained in 2007. The median new home price can be heavily influenced by the mix of home types and sizes being sold at any given time. As a result, resale home prices are a better indication of market trends, especially given the very low level of new homes that are transacting.

        Resale home values in the Hanford-Corcoran MSA are poised for continued positive growth in 2014, according to the Burns Home Value IndexTM. After growing 15.1% during the twelve months ended November 2013, JBREC forecasts resale home values to rise by 4.8% in 2014, 3.3% in 2015, and 1.8% in 2016. The predicted home value appreciation is based on the over-correction of the housing cycle on the downside, favorable affordability conditions resulting from the combination of relatively low prices and low mortgage rates, and an expected improvement in job growth.

        Single-family construction has slowly begun to increase from trough levels during the housing downturn, and stronger growth is projected in the near future. Because of the availability of land suitable for single-family detached residential development and the relative affordability of for-sale housing, new single-family construction has tended to be much higher than multifamily construction in the Hanford-Corcoran area. Single-family homebuilding permits had fallen to a total of 142 units in 2011, but rose to 210 units over the twelve months ended November 2013. By comparison, single-family homebuilding permits topped 1,000 units in 2005. Single-family homebuilding permits are expected to rise to 500 units in 2016, which is still well below peak levels. Multifamily permits totaled only 5 during the twelve months ended November 2013 and are projected to rise to 100 units by 2016.

        The demand currently being generated for housing is greater than the new supply being added to the market, with job growth in the twelve months ended November 2013 outpacing of the number of homebuilding permits issued in that same time period by more than five to one. Job growth is expected to improve and outpace homebuilding activity through 2016 with an employment-to-permit ratio averaging 1.3 from 2014 through 2016.

        Resale listings in the Hanford-Corcoran metro area rose steadily through most of 2013. Increased supply could lead to less competitiveness and decreasing prices in the resale market. As of December 2013, the MSA had 408 homes listed on the market, which represented a 51% increase from one year prior. The December 2013 level of listings translates to 4.4 months of supply, based on existing home sales activity over the twelve months ended November 2013. A 6.0 month supply is considered equilibrium for most markets. In contrast, inventory in July 2008 constituted 11.8 months of supply. Given the moderate level of inventory, existing homes are being purchased relatively soon after they come to market, whether by investors or by households planning to occupy the residences.

        Pre-foreclosure notices continue to decline in the Hanford-Corcoran metro area, which is a positive sign for home prices, as pre-foreclosure notices are an indicator of future distress. In the twelve months ended December 2013, just over 380 notices were issued, representing a 45% decline from one year prior and a 71% decline from the peak in 2009.

        While the number of homes falling into pre-foreclosure is declining, there is a significant number of potential distressed homes that are not yet on the market. JBREC estimated the shadow inventory as of September 2013 at 863, or about 11.8 months of supply. This level of shadow inventory is about two times the level of listings on the market at that time. JBREC believes that the pace of distressed sales will be slow enough that home prices will not be negatively impacted.

        When comparing the monthly costs of owning the median-priced home with the median household income, affordability conditions remain good in relation to history in the Hanford-Corcoran metro area. JBREC estimates that affordability conditions reached their historical best level in late 2012 and have weakened since due to price and mortgage rate increases. Affordability will continue weakening and will get closer to the market's historical average by 2016 as home prices and mortgage rates are expected to continue to rise.

        In summary, the housing fundamentals in the Hanford-Corcoran metro area remain favorable. Prices remain relatively low and, at the same time, mortgage rates remain near historic lows. The combination of low levels of new and resale homes for sale and an expected improvement in job growth supports optimism regarding home prices and new home construction in this market.

Sacramento, CA Housing Market Overview

        The Sacramento-Arden-Arcade-Roseville metro consists of four counties: El Dorado, Placer, Sacramento and Yolo counties. Sacramento's status as the capital of California provides a large employment basis for solid middle-class households. This is a major metro area with more than 2.2 million residents and more than 836,000 households. Because of the relative availability of land and the low prices for housing in the area, this region experienced a great deal of construction and rapidly rising prices during the housing boom of the last decade. Sacramento has long benefited by coastal San Francisco Bay Area commuters and relocations. High prices and a lack of developable land in the Bay Area traditionally push buyers into the greater Sacramento area, although that benefit was muted during the housing downturn.

        The housing fundamentals of the Sacramento metro have shown considerable improvement in the last year, based largely on gains in demand relative to supply, which is a positive sign for continued home price appreciation in this market. The improvement in the overall fundamentals is the result of improving job growth, better than normal affordability, and the turning of the business cycle. The affordability fundamentals are good, with prices comparable to 2003-2004 levels, at the same time that mortgage rates are at 4.5% as of February 2014. Although overall fundamentals will remain strong through 2016, fundamentals will weaken slightly over the next several years as price and interest rate increases will outpace income growth.

        There are 842,100 non-farm payroll jobs in the Sacramento metro, and employment growth turned positive in 2012 after job losses from 2008 through 2011. The metro area lost 94,400 jobs (10.5%) from 2008 through 2011. However, since then, the Sacramento MSA has been growing, adding 12,400 jobs (1.5% growth) from December 2012 through November 2013. JBREC expects improving employment growth averaging 16,500 jobs per year (1.9%) from 2014 through 2016.

        Because Sacramento is the state capital, the largest sector of employment by far is Government (26.6%), followed by Trade, Transportation and Utilities (17.7%), Professional and Business Services (13.6%), and Education and Health Services (13.1%). Beside governmental and educational organizations at various levels, the largest private employers in Sacramento include Sutter Health, Kaiser Permanente, Intel, and Dignity Health. Not captured in the non-farm payroll data is a significant agricultural and food processing presence within Sacramento. As an example California produces more than 2 million tons of rice annually and 95% of this is grown in the Sacramento Valley. The Port of West Sacramento handles large shipments of bagged rice and bulk rice for transportation to Asia, Europe and South America (California Rice Commission).

        The population and number of households continue to grow at a relatively steady pace in the Sacramento MSA, with continued growth expected in the near term. Over the twelve months ended November 2013, the population rose to 2,227,200, adding 20,900 (0.9%) residents from a year prior. JBREC anticipates population growth of approximately 22,700 (1.0% growth) and household growth of approximately 9,900 (1.2% growth) for 2014 through 2016.

        As of November 2013, the median household income in the Sacramento metro area was $59,142, increasing from the trough of 2010 and 2011, but still below the peak of $61,139 in 2008. JBREC expects continued increases in incomes, with average growth of 3.1% for 2014 through 2016.

        Existing home sales in the Sacramento metro area have steadily increased since 2011. In the twelve months ended November 2013, existing home sales for the area slipped to 34,799, down 3% versus the 12 month period ending November 2012, but up 61% from the trough in 2007. At the November 2013 rate, existing home sales were still well below the peak level of 50,459 in 2004. JBREC expects resale sales to reach 40,300 transactions by 2016. The median existing single-family detached home price declined by 51% between 2006 and 2011, representing the withdrawal of generous lending and a correction from unsustainable prices. As of November 2013, the median single-family detached existing home price was $261,000, which was up 21% from November 2012.

        The new home sales volume during the twelve months ended November 30, 2013 increased sharply following 6 years of decline in the Sacramento MSA, but remains well below the boom years. New home sales transactions totaled 3,228 for the twelve months ended November 2013, which was up 29% from a year prior. By comparison, new home sales in the MSA reached 16,635 in 2003, and surpassed 15,000 transactions per year for four consecutive years from 2002 through 2005, indicating the strength of the boom in this area. JBREC projects new home sales will reach 4,000 transactions in 2014 and 5,600 transactions by 2016. The median new home price as of November 2013 was $374,500, which was up 17% from November 2012, but still far below the peak of $466,000 attained in 2005. The median new home price can be heavily influenced by the mix of home types and sizes being sold at any given time. As a result, resale home prices are a better indication of market trends, especially given the very low level of new homes that are transacting.

        Resale home values in the Sacramento MSA are poised for continued positive growth in 2014, according to the Burns Home Value IndexTM. After growing 21.5% during the twelve months ended November 2013, JBREC forecasts resale home values to rise by 6.7% in 2014, 4.8% in 2015, and 2.5% in 2016. The predicted home value appreciation is based on the current over-correction of the housing cycle on the downside, and the current high level of affordability conditions resulting from the combination of relatively low prices and low mortgage rates.

        Single-family construction has begun to rebound from trough levels during the housing downturn, with continued growth projected in the near future. Because of the availability of land suitable for residential development, new single-family construction has tended to be higher than multifamily construction in the Sacramento area. Single-family homebuilding permits had fallen to a total of 1,873 units in 2011, but rose to 3,551 over the twelve months ended November 2013. By comparison, single-family homebuilding permits topped 18,000 units in 2003 and 2004. Single-family homebuilding permits are expected to rise to 6,600 in 2016, which is still well below peak levels. Multifamily permits totaled only 773 during the twelve months ended November 30, 2013 and are projected to rise to 1,100 units by 2016.

        The demand being generated for housing is greater than the new supply being added to the market, with job growth in the twelve months ended November 2013 outpacing the number of homebuilding permits issued in that same time by almost three to one. Job growth is expected to outpace homebuilding activity through 2016 with an employment-to-permit ratio averaging 2.5 for 2014 - 2016.

        Resale listings in the Sacramento metro area are low, despite rising steadily through most of 2013. Low supply could lead to more competitiveness and increasing prices in the resale market. As of December 2013, the MSA had just 4,080 homes listed on the market, which represented a 54% increase from one year prior. But, the December 2013 level of listings translates to only 1.4 months of supply, based on existing home sales activity over the twelve months ended November 2013. A 6.0 month supply is considered equilibrium for most markets. In contrast, inventory in December 2007 constituted 7.8 months of supply. Given the low levels of inventory, existing homes are being quickly purchased when they come to market, whether by investors or by households planning to occupy the residences.

        Pre-foreclosure notices are declining in the Sacramento metro area, which is a positive sign for home prices, as pre-foreclosure notices are an indicator of future distress. In the twelve months ended December 2013, just over 6,200 notices were issued, representing a 63% decline from one year prior and an 83% dcline from the peak in 2009.

        While the number of homes falling into pre-foreclosure is declining, there is a significant number of potential distressed homes that are not yet on the market. JBREC estimated the shadow inventory as of September 2013 at 17,117, or about 5.7 months of supply. This level of shadow inventory is a little more than three times the very low level of listings on the market at that time. JBREC believes that the pace of distressed sales will be slow enough that home prices will not be impacted.

        When comparing the monthly costs of owning the median-priced home with the median household income, affordability conditions are good in relation to history in the Sacramento metro area. JBREC estimates that affordability conditions reached their historical best level in early 2012 and have gradually weakened since due to price and mortgage rate increases. Affordability will continue weakening through 2016 as home prices and mortgage rates are expected to continue to rise.

        In summary, the housing fundamentals in the Sacramento metro remain good. Prices are relatively low and, at the same time, mortgage rates remain near historic lows. The combination of overcorrected prices, low mortgage rates and tremendously low levels of homes for sale supports a cyclic recovery and optimism regarding prices and construction in this market.

Stockton, CA Housing Market Overview

        The Stockton metropolitan division is comprised entirely of San Joaquin County, which is centrally located relative to both San Francisco and Sacramento. It is connected westward with the San Francisco Bay by the San Joaquin River's 78-mile channel, and is, with Sacramento, one of the state's two inland sea ports. In and around Stockton are thousands of miles of waterways and rivers that make up the California Delta. Historically an agricultural community, the Stockton MSA's economy has since diversified. Stockton was disproportionately affected by the collapse of the sub-prime lending market in 2007, with one out of every thirteen households receiving pre-foreclosure notices, according to RealtyTrac. From 2006 to 2011, resale home values in Stockton declined by 63%. In July 2012, Stockton became the largest city in U.S. history to file for bankruptcy protection until it was surpassed by Detroit in July 2013. The city approved a plan to exit bankruptcy in October 2013, and voters approved a sales tax that would help fund the exit in November 2013.

        The housing fundamentals of the Stockton metro have shown considerable improvement since reaching a low point in 2007. The improvement in the overall fundamentals is the result of improving job growth, better than normal affordability, and the turning of the business cycle. The affordability fundamentals are good, with prices comparable to 2002-2003 levels, at the same time that mortgage rates are at 4.5% as of February 2014. Although overall fundamentals will remain favorable through 2016, affordability will weaken steadily over the next several years as price and interest rate increases will outpace income growth.

        There are 197,700 non-farm payroll jobs in the Stockton metro as of November 2013, and employment growth turned positive in 2012 after job losses from 2008 through 2011. The metro area lost 24,200 jobs (11.4%) from 2008 through 2011. However, since then the Stockton MSA has been growing and added 4,800 jobs (2.5% growth) from December 2012 through November 2013. JBREC expects improving employment growth averaging 4,500 jobs (2. 3% annual growth) from 2014 through 2016.

        Stockton's largest non-farm employment sector by far is Trade, Transportation and Utilities (26.6%), followed by Government (19.1%), Education and Health Services (15.1%), and Leisure and Hospitality (9.6%). The metro area boasts a healthy agricultural economy, which provides a degree of economic stability in the nation's most productive agricultural region, California's Central Valley. Beside governmental and educational organizations at various levels, the largest private employers in Stockton include St. Joseph's Medical Center, Diamond Foods, and Dameron Hospital. There are also many large companies with plant locations in the metro area, including Duraflame, Lipton, Nestle Foods, and H.J. Heinz. In recent years there has also been a significant expansion of call centers, light manufacturing, and backroom office operations in the region.

        The population and number of households continue to grow at a relatively healthy pace in the Stockton MSA, with steady growth expected in the near term. Over the twelve months ended November 2013, the population rose to 717,600, adding 9,700 (1.4% growth) residents from one year prior. JBREC anticipates annual population growth of approximately 9,300 (1.3% growth) and annual household growth of approximately 4,100 (1.7% growth) from 2014 through 2016.

        As of November 2013, the median household income in the Stockton metro area was $50,788, increasing from 2011 and 2012, but still below the peak of $54,711 in 2008. JBREC expects continued increases in incomes, with average annual growth of 3.0% from 2014 through 2016.

        Existing home sales in the Stockton metro area have steadily decreased since 2009 as inventory levels have tightened. In the twelve months ended November 2013, existing home sales for the area slipped to 8,865, down 8% versus the twelve-month period ending November 2012, but up 79% from the trough in 2007. At the November 2013 rate, existing home sales were well below the peak level of approximately 13,500 sales in 2004 and 2005. JBREC expects resale sales to reach 9,300 transactions in 2014, and then decline to 8,500 transactions through 2016. The median existing single-family detached home price declined by 62% between 2006 and 2011, representing the withdrawal of generous lending and a correction from unsustainable prices. As of November 2013, the median single-family detached existing home price was $215,000, which was up 19% from November 2012.

        The new home sales volume during the twelve months ended November 2013 increased sharply following eight years of modest or declining growth in the Stockton MSA. New home sales transactions totaled 1,125 for the twelve months ended November 2013, which was up 31% from one year prior. By comparison, new home sales in the MSA reached 5,826 in 2004, and surpassed 3,000 transactions per year for seven consecutive years from 2000 through 2006, indicating the strength of the housing boom in this market. JBREC projects new home sales will reach 1,400 transactions in 2014 and 2,300 transactions in 2016. The median new home price as of November 2013 was $397,000, which was up 50% from November 2012, but still far below the peak of $514,400 attained in 2006. The median new home price can be heavily influenced by the mix of home types being sold at any given time. As a result, resale home prices are a better indication of market trends, especially given the very low level of new homes that are transacting.

        Resale home values in the Stockton MSA are poised for continued positive growth in 2014, according to the Burns Home Value IndexTM. After growing 32.4% during the twelve months ended November 2013, JBREC forecasts resale home values to rise by 7.1% in 2014, 4.1% in 2015, and 2.2% in 2016. The predicted home value appreciation is based on the over-correction of the housing cycle on the downside, and the current affordability conditions resulting from the combination of relatively low prices and low mortgage rates.

        Single-family construction has begun to rebound from trough levels during the housing downturn, with continued growth projected in the near future. Because of the availability of land and the relative affordability of for-sale housing, new single-family construction has tended to be higher than multifamily construction in the Stockton area. Single-family homebuilding permits had fallen to 765 units in 2008, but rose to 1,095 over the twelve months ended November 2013. By comparison, single-family homebuilding permits reached nearly 7,000 units in 2003 and topped 6,000 units in 2004. Single-family homebuilding permits are expected to rise to 2,500 units in 2016, which is still well below peak levels. Multifamily permits totaled only 72 during the twelve months ended November 2013 and are projected to rise to 130 units by 2016.

        The demand being generated for housing is currently greater than the new supply being added to the market, with job growth in the twelve months ended November 2013 outpacing the number of homebuilding permits issued in that same time by more than four to one. Job growth is expected to outpace homebuilding activity through 2016 with an employment-to-permit ratio averaging 2.3 from 2014 through 2016.

        Resale listings in the Sacramento metro area remain very low, despite rising from trough levels in early 2013. Low supply could lead to more competitiveness and increasing prices in the resale market. As of December 2013, the MSA had just 977 homes listed on the market, which represented a 20% increase from one year prior. The December 2013 level of listings translates to only 1.3 months of supply, based on existing home sales activity over the twelve months ended November 2013. A 6.0 month supply is considered equilibrium for most markets. In contrast, resale inventory in February 2008 constituted 13.8 months of supply. Given the low levels of inventory, existing homes are being quickly purchased when they come to market, whether by investors or by households planning to occupy the residences.

        Pre-foreclosure notices are rapidly declining in the Stockton metro area, which is a positive sign for home prices, as pre-foreclosure notices are an indicator of future distress. In the twelve months ended December 31, 2013, 2,375 notices were issued, representing a 60% decline from one year prior and an 85% decline from the peak in 2009.

        While the number of homes falling into pre-foreclosure is declining, there is a significant number of potential distressed homes that are not on the market. JBREC estimated the shadow inventory as of September 2013 at 6,372, or about 7.5 months of supply. This level of shadow inventory is approximately five times the very low level of listings on the market at that time. JBREC believes that the pace of distressed sales will be slow enough that home prices will not be impacted.

        When comparing the monthly costs of owning the median-priced home with the median household income, affordability conditions remain good in relation to history in the Stockton metro area. JBREC estimates that affordability conditions reached their historical best level in early 2012 and have weakened since due to price and mortgage rate increases. Affordability will continue weakening through 2016 as home prices and mortgage rates rise, and will return to their historical median levels in 2016.

        In summary, the housing fundamentals in the Stockton metro are relatively strong, as affordability is better than normal and inventory levels remain extremely low. In fact, the Stockton MSA resale market is one of the tightest of any MSA in the country as of December 2013. Despite the city of Stockton's recent bankruptcy, job growth and household growth has been healthy in the metro area, which should support improvement in housing demand over the next several years.

Yuba-Sutter, CA Housing Market Overview

        The Yuba-Sutter metropolitan area, comprised of Yuba and Sutter counties, is the 21st largest metropolitan area in California. Yuba City is the principal city of the Yuba-Sutter MSA, which is located approximately 40 miles north of Sacramento and is situated in the Sacramento Valley.

Agriculture is the largest industry in the Yuba-Sutter market, and the MSA is known as the prune capital of the world and boasts the largest dried fruit processing plant in the world. The Yuba-Sutter economy and housing market was hit particularly hard during the most recent downturn, with unemployment rising to nearly 20% in 2010 and home values falling 54% from the peak in 2005 to the trough in 2011. The housing market has improved significantly since 2011, but job growth has been relatively weak and the unemployment rate remains elevated at over 13% as of November 2013.

        The housing fundamentals of the Yuba-Sutter metro have improved substantially since 2010, based largely on gains in demand relative to supply, which is a positive sign for continued home price appreciation in this market. The improvement in the overall fundamentals is the result of improving job growth, better than normal affordability, and the turning of the business cycle. The affordability fundamentals are good, with prices comparable to 2003 levels, at the same time that mortgage rates are at 4.5% as of February 2014. Although overall fundamentals will remain strong through 2016, fundamentals will weaken over the next several years as price and interest rate increases will outpace income growth.

        There are 39,400 non-farm payroll jobs in the Yuba-Sutter metro, and employment growth turned positive in 2012 after job losses from 2008 through 2010. The metro area lost 5,200 jobs (12.5%) from 2008 through 2010 and had no job growth in 2011. However, since then, the Yuba-Sutter economy has added 2,000 jobs (5.3% growth) from December 2012 through November 2013. Even with the improvement in job growth, the unemployment rate remains significantly higher than the state as a whole. JBREC expects steady employment growth averaging 800 jobs per year (2.1% annual growth) from 2014 through 2016.

        The largest non-farm sector of employment by far is Government (27.4%), followed by Trade, Transportation and Utilities (22.3%), Education and Health Services (14.7%), and Leisure and Hospitality (11.4%). Beside governmental and educational organizations at various levels, the largest private employers in the Yuba-Sutter MSA include Walmart, Sam's Club, and Raley's/Bel Air. Not captured in the non-farm payroll data is a significant agricultural and food processing presence within the metro. Yuba-Sutter is home to the largest dried fruit processing plant in the world, Sunsweet Growers Incorporated.

        The population and the number of households are growing at a relatively weak pace in the Yuba-Sutter MSA, with growth expected to pick up slightly through 2016. Over the twelve months ended November 2013, the population rose to 168,300, adding just 200 residents (0.1%) from one year prior. JBREC anticipates annual population growth of approximately 333 (0.2% growth) and annual household growth of approximately 400 (0.7% growth) for 2014 through 2016.

        As of November 2013, the median household income in the Yuba-Sutter metro area was $45,919, increasing 4.4% from one year prior, but still below the peak of $46,606 in 2008. JBREC expects continued increases in incomes, with average annual growth of 4.1% from 2014 through 2016.

        Existing home sales in the Yuba-Sutter metro area have been relatively consistent since 2008. In the twelve months ended November 2013, existing home sales for the area slipped slightly to 2,159, down 4% versus the 12-month period ending November 2012, but up 68% from the most recent trough in 2007. At the November 2013 rate, existing home sales were still below the peak level of 2,581 in 2005. JBREC expects resale sales to remain relatively unchanged through 2016. The median existing single-family detached home price declined by 48% between 2005 and 2011, representing the withdrawal of generous lending and a correction from unsustainable prices. As of November 2013, the median single-family detached existing home price was $196,000, which was up 40% from November 2012.

        The new home sales volume during the twelve months ended November 2013 declined in the Yuba-Sutter MSA, and is close to trough levels seen in 2010 and 2011. New home sales transactions totaled just 131 for the twelve months ended November 2013, which was down 22% from one year prior. By comparison, new home sales in the MSA reached 2,644 in 2005, and surpassed 1,000 transactions per year for three consecutive years from 2004 through 2006, indicating the strength of the boom in the housing market during this period. JBREC projects new home sales will reach 300 transactions in 2014 and 500 transactions in 2016. The median new home price as of November 2013 was $250,000, which was up 25% from November 2012, but still far below the peak of $347,875 attained in 2006. The median new home price can be heavily influenced by the mix of home types and sizes being sold at any given time. As a result, resale home prices are a better indication of market trends, especially given the very low level of new homes that are transacting.

        Resale home values in the Yuba-Sutter MSA are poised for continued positive growth in 2014, according to the Burns Home Value IndexTM. Home values fell 54.4% from the peak in 2005 to the trough in 2011, but have been trending up rapidly since. After growing 34.6% during the twelve months ended November 2013, JBREC forecasts resale home values to rise by 6.8% in 2014, 4.1% in 2015, and 2.2% in 2016. The predicted home value appreciation is based on the over-correction of the housing cycle on the downside, and the current favorable affordability conditions resulting from the combination of relatively low prices and low mortgage rates.

        Single-family construction has begun to rebound from trough levels during the housing downturn, with continued growth projected in the near future. Because of the availability of land suitable for residential development and the relative affordability of for-sale housing, new single-family construction has tended to be higher than multifamily construction in the Yuba-Sutter area. Single-family homebuilding permits had fallen to a total of just 78 units in 2011, but rose to 135 over the twelve months ended November 2013. By comparison, single-family homebuilding permits topped 3,000 units in 2004. Single-family homebuilding permits are expected to rise to 600 in 2016, which is still well below peak levels. Multifamily permits totaled only 48 during the twelve months ended November 2013 and are projected to rise to 90 units by 2015.

        The demand being generated for housing is currently much greater than the new supply being added to the market, with job growth in the twelve months ended November 2013 outpacing the number of homebuilding permits issued in that same time by nearly eleven to one. Job growth is expected to outpace homebuilding activity through 2016 with an employment-to-permit ratio averaging 1.7 from 2014 through 2016.

        Resale listings in the Yuba-Sutter metro area remain very low, despite rising from trough levels in early 2013. Low supply could lead to more competitiveness and increasing prices in the resale market. As of December 2013, the MSA had just 331 homes listed on the market, which represented a 44% increase from one year prior. The December 2013 level of listings translates to only 1.8 months of supply, based on existing home sales activity over the twelve months ended November 2013. A 6.0 month supply is considered equilibrium for most markets. In contrast, inventory in November 2007 constituted 11.9 months of supply. Given the low levels of inventory, existing homes are being quickly purchased when they come to market, either by investors or by households planning to occupy the residences.

        Pre-foreclosure notices are declining rapidly in the Yuba-Sutter metro area, which is a positive sign for home prices, as pre-foreclosure notices are an indicator of future distress. In the twelve months ended December 2013, 558 notices were issued, representing a 55% decline from one year prior and a 79% decline from the peak in 2009.

        While the number of homes falling into pre-foreclosure is declining, there is a significant number of potential distressed homes that are not on the market. JBREC estimated the shadow inventory as of September 2013 at 1,390, which is a little more than four times the very low number of listings on the market at that time. JBREC believes that the pace of distressed sales will be slow enough that home prices will not be impacted.

        When comparing the monthly costs of owning the median-priced home with the median household income, affordability conditions are good in relation to history in the Yuba-Sutter metro area. JBREC estimates that affordability conditions reached their historical best level in early 2012 and have weakened since due to price and mortgage rate increases. Affordability will continue to weaken through 2016 as home prices and mortgage rates are expected to continue to rise.

        In summary, the housing fundamentals in the Yuba-Sutter metro remain favorable, as prices remain relatively low and housing inventory is extremely limited. Also, job growth is outpacing building permits by a substantial margin in the MSA, which supports further price appreciation in the near term. However, the high level of unemployment will need to improve before construction activity grows to levels seen from 2001 through 2007.

Las Vegas, NV Housing Market Overview

        The Las Vegas metropolitan area is one of the fastest growing MSA's in the United Sates and is the thirtieth-largest MSA by population. Las Vegas is an internationally renowned major resort city known primarily for gambling, shopping, fine dining, and nightlife and is the leading financial and cultural center for Southern Nevada. The city bills itself as The Entertainment Capital of the World, and is famous for its consolidated casino—hotels and associated entertainment. In addition, Las Vegas is also one of the top three leading destinations in the United States for business and trade conventions. The Las Vegas housing market was one of the hardest hit in the country during the market downturn from 2007 through 2011, but has since recovered rapidly. Following several years of declining employment, employment growth was relatively strong in 2013, which has resulted in a substantial decrease in the employment rate and a rise in household income.

        The housing fundamentals of the Las Vegas metro have improved significantly since 2011, based largely on gains in demand relative to supply, which is a positive sign for continued home price appreciation in this market. The improvement in the overall fundamentals is the result of improving job growth, better than normal affordability, and the turning of the business cycle. The affordability fundamentals are very good, with prices comparable to 2003 levels, at the same time that mortgage rates are at 4.5% as of February 2014. Although overall fundamentals will remain strong through 2016, affordability will weaken slightly over the next several years as price and interest rate increases will outpace income growth.

        There are 857,000 non-farm payroll jobs in the Las Vegas metro, and employment growth continues to improve steadily after job losses from 2008 through 2010. The metro area lost 124,400 jobs (13.4%) from 2008 through 2010. However, since then the Las Vegas MSA has been growing, adding 20,300 jobs (2.4% growth) from December 2012 through November 2013. JBREC expects improving employment growth averaging 22,500 jobs per year (2.5% annual growth) from 2014 through 2016.

        Due to Las Vegas's status as a major tourist destination, the largest sector of employment by far is Leisure and Hospitality (31.1%), followed by Trade, Transportation and Utilities (19.6%), Professional and Business Services (13.0%), and Government (11.6%). The largest private employers in the Las Vegas MSA are hotels and casinos, including MGM Resorts, Cesars Entertainment, and Wynn Resorts. The majority of the large hotels and casinos are located on the Las Vegas Strip, which is an approximately 4.2-mile stretch of Las Vegas Boulevard South. Fifteen of the world's 25 largest hotels by room count are on the Las Vegas Strip, with a total of over 62,000 rooms.

        The population and number of households continue to grow at a steady pace in the Las Vegas MSA, with even stronger growth expected in the near term. Over the twelve months ended November 2013, the population rose to 2,059,000, adding 41,300 (2.0%) residents from a year prior. JBREC anticipates annual population growth of approximately 63,700 (3.0% growth) and annual household growth of approximately 24,500 (3.1% growth) for 2014 through 2016.

        As of November 2013, the median household income in the Las Vegas metro area was $51,346, increasing from 2012, but still well below the peak of $57,013 in 2008. JBREC expects continued increases in incomes, with average annual growth of 1.8% for 2014 through 2016.

        Existing home sales in the Las Vegas metro area have been relatively steadily since 2009 after dropping sharply in 2007 and 2008. In the twelve months ended November 2013, existing home sales totaled 46,666, down 3% from the twelve months ended November 2012, but up 78% from the trough in 2007. At the November 2013 sales rate, existing home sales were still well below the peak level of 67,404 in 2004. JBREC expects resale sales to reach 50,100 transactions by 2015 and then decline slightly in 2016. The median existing single-family detached home price declined by 60% between 2006 and 2011, partially due to the withdrawal of generous lending and a correction from unsustainable prices. As of November 2013, the median single-family detached existing home price was $175,000, which was up 25% from November 2012.

        The new home sales volume during the twelve months ended November 2013 increased significantly in the Las Vegas MSA, but remains well below the boom years. New home sales transactions totaled 8,330 for the twelve months ended November 2013, which was up 17% from a year prior. By comparison, new home sales in the MSA reached 38,887 in 2005, and surpassed 20,000 transactions per year for nine consecutive years from 1999 through 2007, indicating the magnitude of the boom in this market. JBREC projects new home sales will reach 9,500 transactions in 2014 and 14,500 transactions by 2016. The median new home price as of November 2013 was $283,500, which was up 38% from November 2012, but still far below the peak of $324,000 attained in 2006. The median new home price can be heavily influenced by the mix of home types being sold at any given time. As a result, resale home prices are a better indication of market trends, especially given the relatively low level of new homes that are transacting.

        Resale home values in the Las Vegas MSA are poised for continued positive growth in 2014, according to the Burns Home Value IndexTM. After growing 29.6% during the twelve months ended November 2013, JBREC forecasts home values to rise by 9.6% in 2014, 6.9% in 2015, and 3.7% in 2016. The predicted home value appreciation is based on the over-correction of the housing cycle on the downside, and the current affordability conditions resulting from the combination of relatively low prices and low mortgage rates.

        Single-family construction has begun to rebound from trough levels during the housing downturn, with continued growth projected in the near future. Because of the rapid recovery of the for-sale market and the availability of land for detached homes, new single-family construction has tended to be higher than multifamily construction in the Las Vegas area. Single-family homebuilding permits had fallen to 3,777 units in 2009, but rose to 7,111 over the twelve months ended November 2013. By comparison, single-family homebuilding permits topped 30,000 units in 2004 and 2005. Single-family homebuilding permits are expected to rise to 13,500 in 2016, which is still well below peak levels. Multifamily permits totaled only 1,584 during the twelve months ended November 2013 and are projected to rise to 1,900 units by 2016.

        The demand being generated for housing is greater than the new supply being added to the market, with job growth in the twelve months ended November 2013 outpacing the number of homebuilding permits issued in that same time by more than two to one. Job growth is expected to outpace homebuilding activity through 2016 with an employment-to-permit ratio averaging 1.8 annually from 2014 through 2016.

        Resale listings in the Las Vegas metro area are lower than the metro's historical average, which could lead to more competitiveness and increasing prices in the resale market. As of December 2013, the MSA had just 16,671 homes listed on the market, which represented a 4% decrease from one year prior. The December 2013 level of listings translates to only 4.3 months of supply, based on existing home sales activity over the twelve months ended November 2013. A 6.0 month supply is considered equilibrium for most markets. In contrast, inventory in May 2008 constituted 14.2 months of supply. Given the low levels of inventory, existing homes are being quickly purchased when they come to market, whether by investors or by households planning to occupy the residences.

        Pre-foreclosure notices rose slightly in the Las Vegas metro area in 2013. However, pre-foreclosure activity is down significantly from peak levels in 2009 and 2010, which is a positive sign for home prices, as pre-foreclosure notices are an indicator of future distress home sales. In the twelve months ended December 2013, just over 14,500 notices were issued, representing a 19% increase from one year prior and an 82% decline from the peak in 2009. Las Vegas is one of the few major metros where pre-foreclosure activity has increased over the last year.

        While the number of homes falling into pre-foreclosure is declining, there is a significant number of potential distressed homes that are not yet on the market. JBREC estimated the shadow inventory as of September 2013 at 26,800, or about 7.2 months of supply. This level of shadow inventory is about one and a half times the low level of listings on the market at that time. JBREC believes that the pace of distressed sales will be slow enough that home prices will not be negatively impacted.

        When comparing the monthly costs of owning the median-priced home with the median household income, affordability conditions remain good in relation to history in the Las Vegas metro area. JBREC estimates that affordability conditions reached their historical best level in early 2012 and have gradually weakened since due to price and mortgage rate increases. Affordability will continue weakening through 2016 as home prices and mortgage rates are expected to continue to rise.

        In summary, the housing fundamentals in the Las Vegas metro are favorable as affordability is better than normal and housing inventory remains somewhat limited. In addition, job growth has returned to the MSA and income levels are rising steadily, which further supports optimism regarding prices and new home construction in this market.

Phoenix, AZ Housing Market Overview

        The Phoenix-Mesa-Glendale Metropolitan Area consists of Maricopa and Pinal counties. With 4.4 million people and 1.6 million households, Phoenix is the largest housing market in the state of Arizona. Phoenix is well-known as a retirement mecca and enjoys plenty of tourism, but is also ranked second in the country for solar power installations and is a manufacturing and distribution hub that operates at a 40% savings from California locations (according to data from the Greater Phoenix Economic Council). Key cities in the MSA include Phoenix, Mesa, Scottsdale and Tempe.

        The housing fundamentals in the Phoenix MSA have shown considerable improvement in recent years, which should contribute to home price appreciation through 2016. The Housing Cycle Risk IndexTM measures the health of the housing market based on the performance of 24 market fundamentals in relation to their own history, and has historically been a one- to three-year leading indicator for home price appreciation. The improvement in the overall fundamentals is due to the combination of significantly improved demand fundamentals as a result of improving job growth and healthy sales activity, and improved supply fundamentals as a result of low homebuilding permit and listings levels. The affordability fundamentals in Phoenix remain better than the market's historical average, but are steadily weakening as prices rise in this market.

        There are more than 1.8 million non-farm payroll jobs in the Phoenix metro area, and employment growth resumed in 2011 after three years of losses from 2008 through 2010. The metro area lost 228, 500 jobs, or 11.9% from the 2007 peak of 1.9 million jobs. Over the twelve months ended November 2013, Phoenix has added 41,600 (2.3% growth) jobs. JBREC expects that Phoenix will add an average of 53,000 (2.9% annual growth) new jobs per year during 2014 through 2016.

        Phoenix has a diverse employment distribution that resembles that of the nation as a whole, with some differences. The largest employment sector is the Trade, Transportation and Utilities sector, which accounts for 21% of the jobs in the metro. Phoenix has a larger combined concentration of jobs in the sectors that generally represent higher incomes: Professional and Business Services, Financial Activities and Information. The combination of these three sectors represents 26% of the jobs in the metro, versus 22% for the nation.

        Metro business and political leaders are focused on development or expansion of several industry clusters, including renewable energy, biomedical/personalized medicine, advanced business services, manufacturing and distribution, data centers, emerging technology and aerospace and aviation. Several of these sectors capitalize on the many sunny, clear days each year and lower cost of doing business, which is reportedly 40% lower than California (according to data from the Greater Phoenix Economic Council). Top employers include city, county and state government, Bank of America, Wells Fargo, Raytheon, Arizona State University and Apollo Group, which is the parent company for Phoenix University and many other accessible education programs.

        Population and household growth slowed in Phoenix during the recession, with an average of 61,840 people (1.5% growth) and 22,160 households (1.5% growth) added annually from 2008 through 2012. From November 2012 to November 2103, Phoenix population and households increased 125,600 (2.9% growth) and 44,400 (2.8% growth), respectively. JBREC expects strong population growth averaging 113,900 people (2.5% growth) and strong household growth averaging 48,100 households (2.9% growth) from 2014 through 2016.

        The median household income is rising in the Phoenix metro, increasing 3.5% during the twelve months ended November 2013 to nearly $53,900. While the median household income is still below the peak of $55,700 in 2008, JBREC expects continued income growth of 2.3% in 2014 which will bring the median income to $54,600.

        Phoenix's existing home sales volume has recovered significantly from the low in 2008, but remains below the peak in 2005. There were 97,244 existing homes sold during the twelve months ended November 2013, which was 60% higher than the trough of 60,633 transactions in 2008. JBREC forecasts that existing home sales will reach 100,600 transactions in 2015 followed by a slight decline in 2016.

        The median existing single-family home price rose 17% during the twelve months ended November 2013 to $190,000, following five years of declining or weak prices. From the 2006 peak to the 2011 trough, the median existing single-family detached home price declined by 54% as a result of sales activity shifting to lower price points, as well as a loss of value. The median home price as of $190.000 as of November 2013 is on par with the median price in late 2004 for this market.

        New home sales activity also increased in Phoenix during the twelve months ended November 2013, and JBREC forecasts continued sales growth for the next several years. New home sales transactions totaled 11,992 for the twelve months ended November 2013, which was up 5.2% from a year prior. JBREC projects that new home sales activity should increase to 25,500 transactions by 2016, which would still be well below levels seen in the mid-2000s.

        Low resale and new home inventory levels paired with recovering demand are driving new home prices higher, as consumers want to take advantage of low mortgage rates and good affordability. DataQuick indicates the November 2013 median price for new homes was $276,672. The median new home price rose 19% during the twelve months ended November 2013 and is up 49% from the median price in 2009. The median new home price can be heavily influenced by the mix of home types being sold and, as a result, resale home prices are a better indication of market trends.

        Phoenix resale home values rose 13.4% during the twelve months ended November 2013, following a 20.8% increase in 2012. These gains offset five years of declining values from 2007 through 2011, during which time resale home values declined 51.8% from the 2005 peak, according to JBREC's Burns Home Value IndexTM. JBREC forecasts Phoenix resale home values to rise by 5.1% in 2014, 4.0% in 2015, and 2.2% in 2016.

        Single-family homebuilding permit activity in the Phoenix metro continues to rise from very low levels, and JBREC forecasts volume to grow in 2014 as the demand for housing increases. Single-family homebuilding permits totaled 12,549 in the twelve months ended November 2013, rising from 7,212 units at the low point of the cycle in 2010. JBREC forecasts that single-family homebuilding permits will reach 29,000 issuances by 2016, which would be the highest level since 2006 in this market.

        The pace of job growth is ahead of permit activity in Phoenix, resulting in current demand outpacing the new supply being added to the market. During the twelve months ended November 2013, approximately 2.4 jobs were added to the market for every 1 homebuilding permit issued. Historically, this ratio has been closer to 1.2 for the Phoenix metro. The ratio is expected to remain elevated at above 2.0 through 2015 as employment growth exceeds new home supply.

        The resale inventory is slowly rising from very low levels in the Phoenix metro and as of December 2013 has increased 22% year-over-year. As of December 2013, there were 23,470 resale listings in the metro, translating to 2.9 months of supply, based on sales activity during the twelve months ended November 2013. A 6.0 month supply is considered equilibrium for most markets. Low levels of inventory could lead to more competitiveness and increasing prices in the resale market. The level of listings as of December 2013 was well below the peak of more than 58,200 listings in October 2007, and the months of supply had been as high as 12.6 months in March 2008.

        Pre-foreclosure notices have been declining in the Phoenix metro division since a peak in the fourth quarter of 2009. At the peak, approximately 117,300 notices were issued in Phoenix. In the twelve months ended December 2013, approximately 16,700 notices had been issued, which represents a 60% decline from the twelve months ended December 2012.

        There remains a moderate level of potential distressed homes that are not yet on the market. As of September 2013, the shadow inventory amounted to an estimated 27,341 homes, or 3.5 months of supply at the resale sales rate during the twelve months ended September 2013. JBREC believes that demand for the distressed inventory will exceed the slow pace of inventory coming to market so that home prices will not be negatively impacted.

        When comparing the monthly costs of owning the median-priced home with the median household income, current affordability conditions in Phoenix have weakened considerably since 2012 but remain better than normal. JBREC's Affordability Index takes into consideration the change in mortgage rates over time in its estimate of the ownership costs, which can significantly impact the monthly payment. JBREC forecasts that affordability conditions in Phoenix will continue to worsen and return to the long-term median by 2015 as home prices and mortgage rates are expected to rise.

        In summary, the Phoenix metropolitan area is recovering, with strong job growth that is fueling housing demand. Additional demand for homes by retirees and second-home buyers is not captured in the job growth metrics, which serve as a proxy for demand. Investors have also been active buyers in recent years, helping to clear much of the distress. In addition, limited resale and new home inventories continue to help home price appreciation in the Phoenix MSA. However, recent changes to FHA loan limits in the metro area may impact some buyers' ability to qualify for a loan over the next several years.

San Antonio, TX Housing Market Overview

        The San Antonio metro area consists of eight counties: Atascosa, Bandera, Bexar, Comal, Guadalupe, Kendall, Medina and Wilson counties. San Antonio is third most populous metro area in Texas with a population of 2,298,900 residents. San Antonio has the strongest military presence of any major metro in Texas and is home to Fort Sam Houston, Lackland Air Force Base, and Randolph Air Force Base (which constitute Joint Base San Antonio). Over the past two decades, the major Texas markets have tended to outperform the US as a whole (in terms of population and job growth) and that accelerated growth recently has been beneficial to San Antonio.

        The housing fundamentals of the San Antonio metro have shown considerable improvement in the last year, based largely on constrained supply and strong demand. This is a positive sign for continued home price appreciation in this market. The improvement in the overall fundamentals is the result of steadily improving job and household growth, and declining unemployment. The affordability fundamentals are good, with the metro area's housing cost to income ratio near historic median levels, at the same time that mortgage rates are at 4.5% as of February 2014. JBREC projects that the overall fundamentals will remain positive through 2016.

        There are 897,200 non-farm payroll jobs in the San Antonio MSA. The metro area lost 16,000 jobs (1.9%) in 2009. However, since then, the MSA has been growing, adding 60,500 jobs from 2010 through November 2013. JBREC expects improving employment growth averaging 21,833 jobs per year (2.4% annually) from 2014 through 2016.

        The largest sector of employment in the San Antonio MSA is Government (18.5%), followed closely by Trade, Transportation and Utilities (17.4%), and Education and Health Services (15.3%). Beside governmental and educational organizations at various levels, the largest private employers in San Antonio include H-E-B (corporate headquarters), USAA, Methodist Healthcare System and Wells Fargo. San Antonio has a significant military presence with two major bases employing over 30,000 people each, Lackland Air Force Base and Fort Sam Houston Army Base.

        The population and number of households continue to grow at a relatively steady pace in the San Antonio metro area, with continued growth expected in the near term. Over the twelve months ended November 2013, the population rose to 2,298,900 adding 43,200 (1.9%) residents from a year prior. JBREC anticipates average annual population growth of approximately 45,000 (1.9% average annual growth) and household growth of approximately 19,200 per year (2.3% average annual growth) for 2014 through 2016.

        As of November 2013, the median household income in the San Antonio metro area was $50,752, having steadily increased from a recessionary dip in 2009, to surpass the prior peak of $48,676 in 2008. JBREC expects continued increases in incomes, with average annual growth of 2.4% for 2014 through 2016.

        Existing home sales in the San Antonio metro area have steadily increased since 2011. In the twelve months ended November 2013, existing home sales for the area increased to 23,756, up 16% versus the twelve month period ending November 2012. Although the volume of existing home sales has risen steadily over the past two years, the November 2013 volume of existing sales remained below the peak level of 26,169 in 2006. JBREC expects resale sales to reach 25,400 transactions by 2016. Although the volume of resale transactions dropped by around 8% from 2007 to 2010, the median single-family home price rose 1.8% over the same period. As of November 2013, the median single-family detached existing home price was $170,100, which was up 5.8% from November 2012.

        After five years of decline, new home sales volume (includes Bexar County only) increased 17.3% in 2012. New home sales transactions totaled 6,036 for the twelve months ended November 2013, which was up 7.7% from a year prior. By comparison, new home sales in the MSA reached 7,481 in 2003, and surpassed 13,600 transactions by 2006, indicating the strength of the boom during this time period. JBREC projects new home sales will reach 6,300 transactions in 2014 and 7,600 transactions by 2016. Despite the significant decline in new home sales volume over the five years of 2007 through 2011, the median new home price increased about 28% over the same period. The median new home price as of November 2013 was $260,883 which was up 8.6% from November 2012.

        Resale home values in the San Antonio MSA are poised for continued positive growth in 2014, according to the Burns Home Value IndexTM. After growing 7.0% during the twelve months ended November 2013, JBREC forecasts resale home values to rise by 4.6% in 2014, 3.5% in 2015, and 2.8% in 2016. The predicted slowing in home value appreciation is based on the current decrease in affordability conditions resulting from the combination of steadily increasing prices and rising mortgage rates.

        Single-family construction has begun to rebound from trough levels during the housing downturn, with continued growth projected in the near future. Single-family homebuilding permits had fallen to a low of 4,410 units in 2011, but rose to 5,793 over the twelve months ended November 2013. By comparison, single-family homebuilding permits topped 14,700 units in 2005. Single-family homebuilding permits are expected to rise to 8,200 in 2016, which is still well below peak levels. Multifamily permits totaled 2,124 during the twelve months ended November 2013 and are projected to rise to 3,200 units by 2015 and then decline slightly in 2016.

        Job growth in the twelve months ended November 2013 outpaced the number of homebuilding permits issued in that same time by 1.4 new jobs to 1 permit. Job growth is expected to continue to outpace homebuilding activity through 2016 with an employment-to-permit ratio averaging 2.1 for 2014 - 2016.

        Resale listings in the San Antonio metro area are relatively low and trending down. Low supply could lead to more competitiveness and increasing prices in the resale market. As of December 2013, the MSA had just 7,930 homes listed on the MLS, which was the lowest level of inventory experienced since 2006. Due to increasing resale sales activity and declining listings, months of supply has also declined sharply over the past few months, falling to the lowest level in over seven years. Currently there are just 4.0 months of supply on the market, which is down from 5.1 one year ago. A 6.0 month supply is considered equilibrium for most markets. In contrast, resale inventory in March 2011 constituted 7.5 months of supply.

        Pre-foreclosure notices are declining in the San Antonio metro area, which is a positive sign for home prices, as pre-foreclosure notices are an indicator of future distress. In the twelve months ended December 2013, just less than 4,900 notices were issued, representing a 32% decline from one year prior and a 59% decline from December 2007.

        While the number of homes falling into pre-foreclosure is declining, there are a significant number of potential distressed homes that are not yet on the market. JBREC estimated the shadow inventory as of September 2013 at 19,609, or about 12.0 months of supply. This level of shadow inventory is a little more than two and a half times the low level of listings on the market at that time. JBREC believes that the pace of distressed sales will be slow enough that home prices will not be materially impacted.

        When comparing the monthly costs of owning the median-priced home with the median household income, affordability conditions in the San Antonio metro area are close to the historical median (dating back to 1988). JBREC estimates that affordability conditions reached their best level since 1998 in late 2012 and have gradually weakened since that time due to price and mortgage rate increases.

Affordability will continue weakening through 2016 as home prices and mortgage rates are expected to continue to rise.

        In summary, the housing fundamentals in the San Antonio metro remain good. Job growth is steady, albeit not as strong as the other major Texas markets, and housing supply is at a relatively low level historically. The combination of average affordability, low mortgage rates and low levels of homes for sale supports continued optimism regarding prices and construction in this market.

Salt Lake City, UT Housing Market Overview

        The Salt Lake City metropolitan area is comprised of Salt Lake, Summit, and Tooele Counties. Salt Lake City is the capital of Utah and is known as the "Crossroads of the West" for its central geography in the western United States. The local economy is one of the strongest in the country, with low unemployment and steady job growth. Salt Lake City boasts a strong outdoor recreation tourist industry based primarily on skiing and other snow sports. In addition, the metro area is the industrial banking center of the United States, providing more than 15,000 jobs to the area. Salt Lake City is the headquarters of The Church of Jesus Christ of Latter-day Saints (LDS Church) and approximately 34% - 41% of the city's population are LDS members (according to a recent survey by the Salt Lake City Tribune).

        The housing fundamentals in the Salt Lake City MSA remain favorable but have weakened since reaching a high point in 2012. The Housing Cycle Risk IndexTM measures the health of the housing market based on the performance of 24 market fundamentals in relation to their own history, and has historically been a one- to three-year leading indicator for home price appreciation. Overall housing fundamentals have improved significantly since 2009 due to the combination of improved demand fundamentals as a result of improving job growth and rising sales activity, along with improved supply fundamentals as a result of low homebuilding permit and listings levels. The affordability fundamentals in Salt Lake City are average compared the market's history, and are slowly weakening due to the rise in prices and mortgage rates.

        There are 670,500 non-farm payroll jobs in the Salt Lake City metro area as of November 2013, and employment growth resumed in 2011 after losses in 2009 and 2010. The metro area lost 32,700 jobs, or 5.1% in 2009 and 2010, but has since recovered all of the jobs lost. Over the twelve months ended November 2013, Salt Lake City added 14,700 jobs (2.2% growth). JBREC expects that Salt Lake City will add an average of 19,600 new jobs (2.9% annual growth) during 2014 through 2016.

        Salt Lake City has a diverse employment distribution that generally resembles that of the nation as a whole, with some differences. The largest employment sector is the Trade, Transportation and Utilities sector, which accounts for 21% of the jobs in the metro. Salt Lake City has a larger combined concentration of jobs in the sectors that generally represent higher incomes: Professional and Business Services, Financial Activities and Information. The combination of these three sectors represents 27% of the jobs in the metro, versus 21% for the nation.

        Health services are also significant areas of employment, including the largest health care provider in the Intermountain West, Intermountain Healthcare. Salt Lake City is home to one Fortune 500 company, Huntsman Corporation, and two Fortune 1000 companies, Zions Bancorporation and Questar Corporation. Other notable firms headquartered in the city include AlphaGraphics, Sinclair Oil Corporation, Smith's Food and Drug (owned by national grocer Kroger), MonaVie, Myriad Genetics, and Vehix.com.

        Population and household growth slowed slightly in Salt Lake City during the recession, with an average of 17,740 people (1.6% growth) and 5,620 households (1.5% growth) added annually from 2008 through 2012. From December 2012 through November 2013, Salt Lake City population and households increased 14,700 (1.3% growth) and 4,800 (1.2% growth), respectively. JBREC expects steady annual population growth averaging 15,800 people (1.3% growth) and steady annual household growth averaging 6,200 households (1.6% growth) for 2014 through 2016.

        The median household income is rising in the Salt Lake City metro, increasing 5.1% during the twelve months ended November 2013 to $63,375. The median household income is currently at the highest level in the metro's history, and JBREC expects continued income growth of 3.0% in 2014 which will bring the median income to $64,636.

        Salt Lake City's existing home sales volume (includes Salt Lake County only) has recovered slightly from a low point in 2010, but remains well below the peak in 2006. Approximately 9,400 existing homes sold during the twelve months ended November 2013, which was 10% higher than the trough of 8,600 transactions in 2010. JBREC forecasts that existing home sales will reach 11,700 transactions in 2014 and 14,000 transactions in 2016.

        The median existing single-family home price rose 14% during the twelve months ended November 2013 to $241,656, following five years of declining or weakened prices. From the 2007 peak to the 2011 trough, the median existing single-family detached home price declined by 20% as a result of sales activity shifting to lower price points, as well as a loss of value. The median home price as of November 2013 is the highest it has ever been for this market, surpassing the previous peak of $231,706 in 2007.

        New home sales activity (includes Salt Lake County only) increased in Salt Lake City during the twelve months ended November 2013, and JBREC forecasts strong sales growth for the next several years. New home sales transactions totaled 2,086 for the twelve months ended November 2013, which was up 15% from one year prior. JBREC projects that new home sales activity will increase to 3,700 transactions in 2016, which would still be well below levels seen in the mid-2000s.

        The November 2013 median price for new homes (includes Salt Lake County only) was $327,900. The median new home price rose 8% during the twelve months ended November 2013 and is up 25% from the median price in 2009. The median new home price can be heavily influenced by the mix of home types being sold and, as a result, resale home prices are a better indication of market trends.

        Salt Lake City resale home values rose 13.7% during the twelve months ended November 2013, following a 12.0% increase in 2012. These gains offset four years of declining values from 2008 through 2011, during which time resale home values declined 21.1% from the 2007 peak, according to JBREC's Burns Home Value IndexTM. The index provides an estimate of resale home value trends in an MSA, and is calculated based on an "electronic appraisal" of every home in the market, rather than just the small sample of homes that are actually transacting. JBREC forecasts Salt Lake City resale home values to rise by 3.5% in 2014, 2.3% in 2015, and 1.9% in 2016.

        Single-family homebuilding permit activity in the Salt Lake City metro continues to rise from very low levels, and JBREC forecasts volume to grow in 2014 as the demand for housing increases. Single-family homebuilding permits totaled 3,480 in the twelve months ended November 2013, rising from 1,627 units at the low point of the cycle in 2009. JBREC forecasts that single-family homebuilding permits will reach 6,000 issuances by 2016, which would be the highest level since 2006 in this market.

        The pace of job growth is ahead of permit activity in Salt Lake City, resulting in current demand outpacing the new supply being added to the market. During the twelve months ended November 2013, approximately 2.8 jobs were added to the market for every 1 homebuilding permit issued. Historically, this ratio has been closer to 2.0 for the Salt Lake City metro. The ratio is expected to remain elevated at or above 2.0 through 2016 as employment growth exceeds new home supply.

        The resale inventory is trending down once again in the Salt Lake City MSA after rising through most of 2013. As of December 2013, there were 6,070 listings in the metro, which is a 16% increase from one year ago. Relatively low levels of inventory could lead to more competitiveness and increasing prices in the resale market. The level of listings as of December 2013 was well below the peak of more than 12,100 listings in July 2008.

        Pre-foreclosure notices have been generally trending down in the Salt Lake City metro area since peaking in the first quarter of 2010. At the peak, more than 9,100 notices were issued in Salt Lake City. In the twelve months ended December 2013, approximately 3,700 notices had been issued, which represents a 12% decline from the twelve months ended December 2012.

        There remains a moderate level of potential distressed homes that are not on the market. As of September 2013, the shadow inventory amounted to an estimated 10,222 homes, down from a high of more than 20,800 in 2009. JBREC believes that demand for the distressed inventory will exceed the slow pace of inventory coming to market so that home prices will not be affected.

        When comparing the monthly costs of owning the median-priced home with the median household income, current affordability conditions are near their historical median in the Salt Lake City metro. JBREC's Affordability Index takes into consideration the change in mortgage rates over time in its estimate of the ownership costs, which can significantly impact the monthly payment. JBREC forecasts that affordability conditions in Salt Lake City will worsen slightly through 2016 as home prices and mortgage rates are expected to rise.

        In summary, the Salt Lake City metropolitan area is recovering rapidly, with strong job growth that is fueling housing demand. The MSA did not experience the massive run-up in prices that occurred in many western markets during the last market boom, resulting in less overall market distress during the downturn. The combination of a strong economy, low mortgage rates, and relatively low levels of new and resale homes for sale supports continued optimism regarding prices and new home construction in this market.

Provo-Orem, UT Housing Market Overview

        The Provo-Orem metropolitan area, consisting of Utah and Juab counties, is located approximately 35 miles south of Salt Lake City and adjacent to Utah Lake. This metro area has more than 570,000 residents and more than 155,000 households. The MSA is home to Brigham Young University, a private higher education institution, which is operated by The Church of Jesus Christ of Latter-day Saints (LDS Church). Provo-Orem is also home to the largest Missionary Training Center for the LDS Church. The metro has recently been a focus area for technology development in Utah, and is a key operational center for Novell (software corporation). In 2013, Forbes ranked Provo the No. 2 city on its list of Best Places for Business and Careers.

        The housing fundamentals of the Provo-Orem metro have shown considerable improvement since 2011, based largely on gains in demand relative to supply, which is a positive sign for continued home price appreciation in this market. The improvement in the overall fundamentals is the result of improving job growth, better than normal affordability, and the turning of the business cycle. The affordability fundamentals are good, with prices well below peak levels, at the same time that mortgage rates are at 4.5% as of February 2014. Although overall fundamentals will remain favorable through 2016, fundamentals will weaken steadily over the next several years as price and interest rate increases will outpace income growth.

        There are 207,800 non-farm payroll jobs in the Provo-Orem metro as of November 2013, and employment growth turned positive in 2011 after job losses from 2008 through 2010. The metro area lost 13,000 jobs (6.8%) from 2008 through 2010. However, since then, the Provo-Orem economy has been growing, adding 7,600 jobs (3.8% growth) from December 2012 through November 2013. JBREC expects improving employment growth averaging 5,033 jobs per year (2.4% annual growth) from 2014 through 2016.

        The Provo-Orem MSA has a diverse employment distribution that resembles that of the nation as a whole, with some differences. The largest employment sector is the Education and Health Services sector (23%), followed by Trade, Transportation, and Utilities sector (17%), Government sector (14%), and the Professional and Business Services sector (14%). The metro has a significantly smaller concentration of jobs in the Financial Activities and Leisure and Hospitality sectors compared to the nation as a whole. Brigham Young University, a private higher education institution, is the largest employer in the metro. Other large employers include Nu Skin Enterprises, Vivint, and the LDS Church.

        The population and number of households continue to grow at a relatively steady pace in the Provo-Orem MSA, with continued growth expected in the near term. Over the twelve months ended November 2013, the population rose to 570,800, adding 13,500 (2.4%) residents from one year prior. JBREC anticipates annual population growth of approximately 13,900 (2.4% growth) and annual household growth of approximately 4,130 (2.6% growth) for 2014 through 2016.

        As of November 2013, the median household income in the Provo-Orem metro area was $61,385, which is the highest level in the market's history. JBREC expects continued increases in incomes, with average annual growth of 2.1% for 2014 through 2016.

        Existing home sales (includes Utah County only) in the Provo-Orem metro area have steadily increased since 2010. In the twelve months ended November 2013, existing home sales for the area rose sharply to 5,592, up 20% versus the 12-month period ending November 2012, but still well below the peak level of 10,740 in 2006. JBREC expects resale sales to continue at a pace of 5,400 to 5,500 annual sales through 2016. The median existing single-family detached home price declined by 34% from the peak in 2007 through 2011, representing the withdrawal of generous lending and the economic downturn. As of November 2013, the median single-family detached existing home price was $178,489, which was up 13% from November 2012.

        The new home sales volume (includes Utah County only) during the twelve months ended November 2013 continued to increase from trough levels in 2011 in the Provo-Orem MSA. New home sales transactions totaled 1,494 for the twelve months ended November 2013, which was up 5% from one year prior. By comparison, new home sales in the MSA reached 4,678 in 2006, and surpassed 3,000 transactions per year for three consecutive years from 2005 through 2007, indicating the strength of the housing boom during this period. JBREC projects new home sales will reach 2,000 transactions in 2014 and 2,700 transactions in 2016. The median new home price (includes Utah County only) as of November 2013 was $333,173, which was up 8% from November 2012, and is at the highest level in the market's history. The median new home price can be heavily influenced by the mix of home types and sizes being sold at any given time. As a result, resale home prices are a better indication of market trends, especially given the very low level of new homes that are transacting.

        Resale home values in the Provo-Orem MSA are poised for continued positive growth in 2014, according to the Burns Home Value IndexTM. After growing 12.6% during the twelve months ended November 2013, JBREC forecasts resale home values to rise by 4.3% in 2014, 3.1% in 2015, and 2.5% in 2016. The predicted home value appreciation is based on the over-correction of the housing cycle on the downside, and the current high level of affordability conditions resulting from the combination of relatively low prices and low mortgage rates.

        Single-family construction continues to rebound rapidly from trough levels during the housing downturn, with continued growth projected in the near future. Because of the availability of land suitable for single-family detached residential development and the high concentration of family households in the metro, new single-family construction has tended to be higher than multifamily construction in the Provo-Orem metro area. Single-family homebuilding permits had fallen to a total of 1,067 units in 2008, but rose to 2,504 over the twelve months ended November 2013. By comparison, single-family homebuilding permits topped 5,400 units in 2006. Single-family homebuilding permits are expected to rise to 4,000 units in 2016, which is still below peak levels. Multifamily permits totaled only 644 during the twelve months ended November 30, 2013 and are projected to remain below 600 units per year through 2016.

        The demand currently being generated for housing is greater than the new supply being added to the market, with job growth in the twelve months ended November 2013 outpacing the number of homebuilding permits issued in that same time by more than two to one. Job growth is expected to continue to outpace homebuilding activity in 2014, but permit activity is expected to catch up with job growth by 2016.

        Resale listings in the Provo-Orem metro area remain relatively low, despite rising steadily through most of 2013. Low supply could lead to more competitiveness and increasing prices in the resale market. Supply reached a low point in early 2013 when just 2,042 homes were listed for sale in the market. As of December 2013, the MSA had 2,597 homes listed on the market, which represented a 21% increase from one year prior. In contrast, resale listings in June 2008 totaled 5,375. Given the low levels of inventory, existing homes are being quickly purchased when they come to market, whether by investors or by households planning to occupy the residences.

        Pre-foreclosure notices are declining rapidly in the Provo-Orem metro area, which is a positive sign for home prices, as pre-foreclosure notices are an indicator of future distress. In the twelve months ended December 2013, just under 900 notices were issued, representing a 48% decline from one year prior and a 79% decline from the peak in 2010.

        While the number of homes falling into pre-foreclosure is declining, there is a moderate number of potential distressed homes that are not on the market. JBREC estimated the shadow inventory as of September 2013 at 2,905 homes. This level of shadow inventory is slightly more than the number of listings on the market at that time. JBREC believes that the pace of distressed sales will be slow enough that home prices will not be impacted.

        When comparing the monthly costs of owning the median-priced home with the median household income, affordability conditions remain good in relation to history in the Provo-Orem metro area. JBREC estimates that affordability conditions reached their historical best level in early 2012 and have steadily weakened since due to price and mortgage rate increases. Affordability will continue weakening over the next several years as home prices and mortgage rates are expected to continue to rise, but affordability through 2016 will remain better than the market's historical average.

        In summary, the housing fundamentals in the Provo-Orem metro are favorable. Prices are relatively low and, at the same time, mortgage rates remain near historic lows. The metro area did not experience the magnitude of price appreciation during the market boom that was seen in many western metro areas and, subsequently, prices have already nearly returned to levels seen in the mid-2000s. Strong job growth and steady household formation will support further price appreciation through 2016.

Ogden-Clearfield, CA Housing Market Overview

        The Ogden-Clearfield metro consists of four counties: Davis, Weber, Morgan, and Box Elder counties. This metro area, with 578,700 residents and 185,300 households, is located east of the Great Salt Lake and north of Salt Lake City. The Ogden-Clearfield area served as a major railway hub through much of its history, and still handles a great deal of freight rail traffic, which makes it a convenient location for manufacturing and commerce. The MSA is also known for its many historic buildings, proximity to the Wasatch Mountains, and as the location of Weber State University.

        There are 208,900 non-farm payroll jobs in the Ogden-Clearfield metro area as of November 2013, and employment growth turned positive in 2011 after job losses in 2008 and 2009. The metro area lost 9,400 jobs (4.6%) during 2008 and 2009 and had no job growth in 2010. However, since then, the Ogden-Clearfield MSA has been growing and added 6,100 jobs (3.0% growth) from December 2012 through November 2013. JBREC expects improving employment growth averaging 5,167 jobs per year (2.4%) from 2014 through 2016.

        The largest sector of employment in the Ogden-Clearfield metro is Government (23%), followed by Trade, Transportation and Utilities (19%), Education and Health Services (13%), and Manufacturing (11%). As the second-largest MSA in Utah, Ogden-Clearfield serves as an economic hub for the northern part of the state. Much of the city of Ogden is occupied by offices of various federal, state, county, and municipal government entities. The Internal Revenue Service has a large regional facility in Ogden and is the city's largest employer with more than 5,000 employees. Other large employers in the metro area include McKay Dee Hospital, Weber State University, the Ogden City School District, Fresenius, Autoliv and Convergys.

        The population and number of households continue to grow at a healthy pace in the Ogden-Clearfield MSA, with continued growth expected in the near term. Over the twelve months ended November 2013, the population rose to 578,700, adding 11,300 (2.0%) residents from one year prior. JBREC anticipates annual average population growth of approximately 12,000 (2.0% growth) and annual average household growth of approximately 3,500 (1.8% growth) for 2014 through 2016.

        As of November 2013, the median household income in the Ogden-Clearfield metro area was $63,999, increasing from the trough of 2010, and is at the highest level in the market's history. JBREC expects continued increases in incomes, with average growth of 1.7% for 2014 through 2016.

        Existing home sales (includes Davis and Weber counties only) in the Ogden-Clearfield metro area are starting to increase after falling for six consecutive years from 2007 through 2012. In the twelve months ended November 2013, existing home sales for the area rose to 4,970, up 9% versus the 12-month period ending November 2012. The 12-month existing home sales through November 2013 were still well below the peak level of 11,877 in 2006. JBREC expects resale sales to reach 5,900 transactions in 2016. The median existing single-family detached home price declined by 26% from the peak in 2007 until the trough in 2011, representing the withdrawal of generous lending and a correction from unsustainable prices. As of November 2013, the median single-family detached existing home price was $163,076, which was up 11% from November 2012.

        The new home sales volume (includes Davis and Weber counties only) during the twelve months ended November 2013 increased following six years of decline in the Ogden-Clearfield MSA, but remains well below the boom years. New home sales transactions totaled 968 for the twelve months ended November 2013, which was up 31% from one year prior. By comparison, new home sales in the

MSA reached 3,134 in 2006, and surpassed 2,000 transactions per year for six consecutive years from 2002 through 2007, indicating the strength of the boom during this time.

        Single-family construction has begun to rebound from trough levels during the housing downturn, with continued growth projected in the near future. Because of the availability of land suitable for single-family detached residential development and the high percentage of family households, new single-family construction has tended to be higher than multifamily construction in the Ogden-Clearfield area. Single-family homebuilding permits had fallen to a total of 1,195 units in 2011, but rose to 1,797 over the twelve months ended November 2013. By comparison, single-family homebuilding permits topped 4,000 units per year from 2003 through 2006. Single-family homebuilding permits are expected to rise to 3,600 in 2016, which is still below peak levels. Multifamily permits totaled only 482 units during the twelve months ended November 2013 and are projected to rise to 1,080 units in 2016.

        The demand currently being generated for housing is greater than the new supply being added to the market, with job growth in the twelve months ended November 2013 outpacing the number of homebuilding permits issued in that same time by more than two to one. Job growth is expected to outpace homebuilding activity through 2015 with an employment growth-to-permit ratio averaging 1.5 for 2014 through 2015. JBREC expects supply to catch up with demand by 2016 with an employment-to-permit ratio of 0.8.

        Resale listings in the Ogden-Clearfield metro area are starting to trend down once again after rising steadily through most of 2013. Tighter supply levels could lead to more competitiveness and increasing prices in the resale market. As of December 2013, the MSA had 3,440 homes listed on the market, which represented a 16% increase from one year prior. In contrast, there were nearly 5,000 resale homes listed on the market in August 2008 and August 2009. Although resale supply levels are relatively low, the December 2013 listings were still above levels seen at the peak of the market in 2006.

        When comparing the monthly costs of owning the median-priced home with the median household income, affordability conditions are very good in relation to history in the Ogden-Clearfield metro area. JBREC estimates that affordability conditions reached their historical best level in early 2012 and have weakened since due to price and mortgage rate increases. Unlike most MSAs in the country, homes in the Ogden-Clearfield MSA not overpriced during the most recent market boom in the mid-2000s.

        In summary, the housing fundamentals in the Ogden-Clearfield metro remain very strong. Affordability is very favorable as mortgage rates remain near historic lows, and expected robust population and household growth will boost housing demand over the next several years. In addition, job growth continues to outpace permit activity in the metro, which will further fuel price appreciation in the near term.

Use of Estimates and Forward-Looking Statements

        The estimates, forecasts and projections prepared by JBREC are based upon numerous assumptions and may not prove to be accurate. This "Market Overview" section contains estimates, forecasts and projections that were prepared by JBREC, a real estate consulting firm. The estimates, forecasts and projections relate to, among other things, home value indices, payroll employment growth, median household income, housing permits and household formation. No assurance can be given that these estimates are, or that the forecasts and projections will prove to be, accurate. These estimates, forecasts and projections are based on data (including third-party data), significant assumptions, proprietary methodologies and the experience and judgment of JBREC. The application of alternative assumptions, judgments or methodologies could result in materially less favorable estimates, forecasts and projections than those contained in this prospectus. Other real estate experts have different views regarding these forecasts and projections that may be more positive or negative, including in terms of the timing, magnitude and direction of future changes.

        The forecasts and projections are forward-looking statements and involve risks and uncertainties that may cause actual results to be materially different from the projections. JBREC has made these forecasts and projections based on studying the historical and current performance of the residential housing market and applying JBREC's qualitative knowledge about the residential housing market. The future is difficult to predict, particularly given that the economy and housing markets can be cyclical, subject to changing consumer and market psychology, and governmental policies related to mortgage regulations and interest rates. There will usually be differences between projected and actual outcomes, because events and circumstances frequently do not occur as expected, and the differences may be material. Also, unanticipated events and circumstances may occur and change the results in material ways. Accordingly, the forecasts and projections included in its market study might not occur or might occur to a different extent or at a different time. For the foregoing reasons, JBREC cannot provide any assurance that the estimates, forecasts and projections contained in this market study are accurate. Actual outcomes may vary significantly from those contained or implied by the forecasts and projections, and you should not place undue reliance on these estimates, forecasts and projections.

Shares

Woodside Homes, Inc.

CLASS A COMMON STOCK

Credit Suisse

J.P. Morgan

Deutsche Bank Securities

Zelman Partners LLC

FBR

JMP Securities

Moelis & Company

        Through and including                           , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The actual and estimated expenses in connection with this offering, all of which will be borne by us, are as follows:

SEC registration fee		$25,760
FINRA Filing Fee		$650
New York Stock Exchange Listing Fee*
Transfer agent's fees*
Printing and engraving expenses*
Accounting fees and expenses*
Legal fees and expenses*
Miscellaneous*

Total	$

*
To be updated by amendment.

        Each of the amounts set forth above, other than the registration fee and the FINRA filing fee, is an estimate.

ITEM 14.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Delaware Registrant

        Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware, or the DGCL, empowers a corporation to indemnify any person who was or is a party or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful.

        Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

        Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and the indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person's heirs, executors and administrators. Section 145 also empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145.

        Section 102(b)(7) of the DGCL provides that a corporation's certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

        To the fullest extent permitted by Section 102(b)(7) of the DGCL, our Certificate of Incorporation provides that a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Further, it states that the liability of a director of the Company to the company or its stockholders for monetary damages shall be eliminated to the fullest extent permissible under applicable law in the event it is determined that Delaware law does not apply. These indemnification provisions may be sufficiently broad to permit indemnification of the company's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended, or the Securities Act.

  Other

        To the extent that indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the U.S. Securities and Exchange Commission, or the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our Company in the successful defense of any action, suit or proceeding) is asserted by any of our directors, officers or controlling persons in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of that issue.

        In addition, the Company has entered into indemnification agreements with certain of our executive officers and each of our directors pursuant to which the Company has agreed to indemnify such executive officers and directors against liability incurred by them by reason of their services as an executive officer or director to the fullest extent allowable under applicable law. We also provide liability insurance for each director and officer for certain losses arising from claims or charges made against them while acting in their capacities as our directors or officers.

        The underwriting agreement filed as exhibit to this Registration Statement provides for indemnification of directors and officers of the Company by the underwriters against certain liabilities.

ITEM 15.    RECENT SALES OF UNREGISTERED SECURITIES

        On January 1, 2011, Woodside Homes Company, LLC adopted a long-term incentive plan, pursuant to which it has granted phantom units ("PSUs") to its Chief Executive Officer, Board of Directors, certain senior corporate employees and division presidents. Since January 1, 2011, Woodside Homes Company, LLC has granted an aggregate of 1,095,625 PSUs, of which 133,750 have been forfeited or cancelled. The issuances of PSUs were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 as promulgated under the Securities Act.

        On September 25, 2012, Woodside Homes Company, LLC issued approximately 9.7 million Class 2 Units of limited liability company interests for aggregate consideration of $75.0 million to accredited investors within the meaning of Rule 501(a) of Regulation D promulgated under the Securities Act. The limited liability company interests were issued pursuant to Rule 506 of Regulation D promulgated under the Securities Act.

        On September 25, 2012, Woodside Homes Company, LLC issued $127.7 million in aggregate principal amount of 9.75% Secured Notes due 2017 to accredited investors within the meaning of Rule 501(a) of Regulation D promulgated under the Securities Act. These senior notes were issued pursuant to Rule 506 of Regulation D promulgated under the Securities Act.

        On August 5, 2013, Woodside Homes Company, LLC and Woodside Homes Finance Inc., as co-issuers, issued $220.0 million in aggregate principal amount of 6.750% Senior Notes due 2021 to Credit Suisse Securities (USA) LLC, Moelis & Company LLC, Citigroup Global Markets Inc. and Wells Fargo Securities, LLC, each in their capacity as an initial purchaser. Such initial sale was made pursuant to Section 4(a)(2) of the Securities Act of 1933. The 6.750% Senior Notes due 2021 were subsequently offered only to qualified institutional buyers under Rule 144A of the Securities Act and to persons outside the United States pursuant to Regulation S of the Securities Act.

        On April 29, 2014, Woodside Homes Company, LLC and Woodside Homes Finance Inc., as co-issuers, issued an additional $50.0 million in aggregate principal amount of 6.750% Senior Notes due 2021 to Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC and Deutsche Bank Securities Inc., each in their capacity as an initial purchaser. Such initial sale was made pursuant to Section 4(a)(2) of the Securities Act of 1933. The 6.750% Senior Notes due 2021 were subsequently offered only to qualified institutional buyers under Rule 144A of the Securities Act and to persons outside the United States pursuant to Regulation S of the Securities Act.

        On February 24, 2014, the Company issued 1,000 shares of common stock to Woodside Homes Company, LLC for consideration of $1,000. The shares of common stock described above were issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act of 1933 on the basis that the transaction did not involve a public offering. In connection with this offering, these shares of common stock will be reclassified as shares of Class B common stock, split and subsequently distributed by Woodside Homes Company, LLC on a pro rata basis to the holders of membership interests in Woodside Homes Company, LLC.

        As part of the transactions described under "The Reorganization of Our Corporate Structure" in the accompanying prospectus, the Company will issue (i) an aggregate of              shares of its Class A Common Stock to funds managed by Oaktree Capital Management, L.P. that own three limited liability companies that will each merge with one or more newly formed subsidiaries of the Company ("Oaktree Blockers"), based on the number of units in Woodside Homes Company, LLC held by the Oaktree Blockers at the time of such mergers and (ii) an aggregate of                shares of its Class B Common Stock to the existing owners of Woodside Homes Company, LLC. The shares of Class A and Class B

Common Stock described above will be issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act of 1933 on the basis that each such transaction will not involve a public offering. No underwriters will be involved in the transactions.

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibit Number		Description
1.1	*	Form of Underwriting Agreement.

3.1	+	Certificate of Incorporation of Woodside Homes, Inc., as currently in effect.

3.2	+	Bylaws of Woodside Homes, Inc., as currently in effect.

3.3	^	Form of Amended and Restated Certificate of Incorporation of Woodside Homes, Inc.

3.4	^	Form of Amended and Restated Bylaws of Woodside Homes, Inc.

4.1	*	Form of Class A Common Stock Certificate.

4.2	*	Form of Registration Rights Agreement.

4.3	+	Indenture (including form of 6.750% Senior Note due 2021), dated as of August 5, 2013, among Woodside Homes Company, LLC, Woodside Homes Finance Inc., the Guarantors (as defined therein) and Wells Fargo Bank, National Association, as Trustee.

4.4	+	First Supplemental Indenture relating to 6.750% Senior Notes due 2021, dated as of April 23, 2014, among Woodside Homes of Fresno, Inc., Woodside Homes of Northern California, Inc., Woodside Homes of AZ, LLC and Wells Fargo Bank, National Association, as trustee.

4.5	+	Second Supplemental Indenture relating to 6.750% Senior Notes due 2021, dated as of April 29, 2014, among Woodside Homes Company, LLC, Woodside Homes Finance Inc., the Guarantors (as defined therein) and Wells Fargo Bank, National Association, as trustee.

5.1	*	Opinion of Milbank, Tweed, Hadley & McCloy LLP.

10.1	^	Form of Second Amended and Restated Limited Liability Company Agreement of Woodside Homes Company, LLC.

10.2	^	Form of Indemnity Agreement, between Woodside Homes, Inc. and the directors and executive officers of Woodside Homes, Inc.

10.3	^	Form of Exchange Agreement.

10.4	*	Form of Stockholders Agreement.

10.5	^	Form of Tax Receivable Agreement.
10.6	*	Form of Registration Rights Agreement (included as Exhibit 4.2).

10.7	+	Employment Agreement dated as of March 14, 2014, between Woodside Homes, Inc., Woodside Homes Company, LLC, Woodside Group, LLC, and Joel Shine.

10.8	+	Employment Agreement dated as of March 14, 2014, between Woodside Homes, Inc., Woodside Homes Company, LLC, Woodside Group, LLC, and James R. Robideau.

10.9	+	Employment Agreement dated as of March 14, 2014, between Woodside Homes, Inc., Woodside Homes Company, LLC, Woodside Group, LLC, and Jay Moss.

10.10	+	Employment Agreement dated as of March 14, 2014, between Woodside Homes, Inc., Woodside Homes Company, LLC, Woodside Group, LLC, and Wayne Farnsworth.

10.11	*	PH Holding LLC Woodside Share Unit Plan.

10.12	*	Woodside Homes, Inc. 2014 Equity Incentive Plan.

Exhibit Number		Description
10.13	+	Credit Agreement, dated as of January 29, 2014, among Woodside Homes Company, LLC, as borrower, the Lenders from time to time parties thereto and JPMorgan Chase Bank, N.A., as swingline lender, an issuing lender and administrative agent.

10.14	+	First Amendment to Credit Agreement, dated as of April 22, 2014, among Woodside Homes Company, LLC, as borrower, the Lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent.

10.15	*	Form of Non-Employee Director Restricted Stock Award Agreement.

10.16	*	Form of Option Award Agreement.

21.1	+	List of Subsidiaries of the Company.

23.1	^	Consent of KPMG LLP, Independent Registered Public Accounting Firm for Woodside Homes, Inc.

23.2	^	Consent of KPMG LLP, Independent Registered Public Accounting Firm for Woodside Homes Company, LLC.

23.3	*	Consent of Milbank, Tweed, Hadley & McCloy LLP (included in Exhibit 5.1).

23.4	^	Consent of John Burns Real Estate Consulting, LLC.

24.1	^	Powers of Attorney (included on signature page hereto).

*
To be filed by amendment.

+
Previously filed

^
Filed herewith

ITEM 17.    UNDERTAKINGS

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

  1.
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  2.
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of North Salt Lake City, State of Utah, on June 25, 2014.

WOODSIDE HOMES, INC., a Delaware corporation
By:	/s/ JOEL SHINE Joel Shine Chief Executive Officer and President

POWER OF ATTORNEY AND SIGNATURES

        Each person whose signature appears below constitutes and appoints Wayne Farnsworth, Joel Shine and Rick Robideau, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, this registration statement on Form S-1 has been signed on June 25, 2014 by the following persons in the capacities indicated.

Signature	Title

/s/ JOEL SHINE Joel Shine	Chief Executive Officer, President, and Chairman of the Board (Principal Executive Officer)
/s/ RICK ROBIDEAU Rick Robideau	Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ DAVID BARCLAY David Barclay	Director
/s/ DAVID KELLER David Keller	Director

Signature	Title

/s/ RONALD MASS Ronald Mass	Director
/s/ MARK PORATH Mark Porath	Director
/s/ MICHAEL SHORT Michael Short	Director
/s/ MICHAEL STERN Michael Stern	Director

EXHIBIT INDEX

Exhibit Number		Description
1.1	*	Form of Underwriting Agreement.

3.1	+	Certificate of Incorporation of Woodside Homes, Inc., as currently in effect.

3.2	+	Bylaws of Woodside Homes, Inc., as currently in effect.

3.3	^	Form of Amended and Restated Certificate of Incorporation of Woodside Homes, Inc.

3.4	^	Form of Amended and Restated Bylaws of Woodside Homes, Inc.

4.1	*	Form of Class A Common Stock Certificate.

4.2	*	Form of Registration Rights Agreement.

4.3	+	Indenture (including form of 6.750% Senior Note due 2021), dated as of August 5, 2013, among Woodside Homes Company, LLC, Woodside Homes Finance Inc., the Guarantors (as defined therein) and Wells Fargo Bank, National Association, as Trustee.

4.4	+	First Supplemental Indenture relating to 6.750% Senior Notes due 2021, dated as of April 23, 2014, among Woodside Homes of Fresno, Inc., Woodside Homes of Northern California, Inc., Woodside Homes of AZ, LLC and Wells Fargo Bank, National Association, as trustee.

4.5	+	Second Supplemental Indenture relating to 6.750% Senior Notes due 2021, dated as of April 29, 2014, among Woodside Homes Company, LLC, Woodside Homes Finance Inc., the Guarantors (as defined therein) and Wells Fargo Bank, National Association, as trustee.

5.1	*	Opinion of Milbank, Tweed, Hadley & McCloy LLP.

10.1	^	Form of Second Amended and Restated Limited Liability Company Agreement of Woodside Homes Company, LLC.

10.2	^	Form of Indemnity Agreement, between Woodside Homes, Inc. and the directors and executive officers of Woodside Homes, Inc.

10.3	^	Form of Exchange Agreement.

10.4	*	Form of Stockholders Agreement.

10.5	^	Form of Tax Receivable Agreement.

10.6	*	Form of Registration Rights Agreement (included as Exhibit 4.2).

10.7	+	Employment Agreement dated as of March 14, 2014, between Woodside Homes, Inc., Woodside Homes Company, LLC, Woodside Group, LLC, and Joel Shine.

10.8	+	Employment Agreement dated as of March 14, 2014, between Woodside Homes, Inc., Woodside Homes Company, LLC, Woodside Group, LLC, and James R. Robideau.

10.9	+	Employment Agreement dated as of March 14, 2014, between Woodside Homes, Inc., Woodside Homes Company, LLC, Woodside Group, LLC, and Jay Moss.

10.10	+	Employment Agreement dated as of March 14, 2014, between Woodside Homes, Inc., Woodside Homes Company, LLC, Woodside Group, LLC, and Wayne Farnsworth.

10.11	*	PH Holding LLC Woodside Share Unit Plan.

10.12	*	Woodside Homes, Inc. 2014 Equity Incentive Plan.

Exhibit Number		Description
10.13	+	Credit Agreement, dated as of January 29, 2014, among Woodside Homes Company, LLC, as borrower, the Lenders from time to time parties thereto and JPMorgan Chase Bank, N.A., as swingline lender, an issuing lender and administrative agent.

10.14	+	First Amendment to Credit Agreement, dated as of April 22, 2014, among Woodside Homes Company, LLC, as borrower, the Lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent.

10.15	*	Form of Non-Employee Director Restricted Stock Award Agreement.

10.16	*	Form of Option Award Agreement.

21.1	+	List of Subsidiaries of the Company.

23.1	^	Consent of KPMG LLP, Independent Registered Public Accounting Firm for Woodside Homes, Inc.

23.2	^	Consent of KPMG LLP, Independent Registered Public Accounting Firm for Woodside Homes Company, LLC.

23.3	*	Consent of Milbank, Tweed, Hadley & McCloy LLP (included in Exhibit 5.1).
23.4	^	Consent of John Burns Real Estate Consulting, LLC.

24.1	^	Powers of Attorney (included on signature page hereto).

*
To be filed by amendment.

+
Previously filed

^
Filed herewith